As filed with the Securities and Exchange Commission on March 6, 2013

Registration No. 333-185565

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pinnacle Foods Inc.

(Exact name of registrant as specified in its charter)

Delaware	2000	35-2215019
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

399 Jefferson Road

Parsippany, New Jersey 07054

(973) 541-6620

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

M. Kelley Maggs, Esq.

Senior Vice President, Secretary and General Counsel

399 Jefferson Road

Parsippany, New Jersey 07054

(973) 541-6620

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Richard A. Fenyes, Esq. Edward P. Tolley III, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	Kirk A. Davenport II, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, New York 10022-4834 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	$632,500,000	$86,273(3)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes offering price of shares of common stock that the underwriters have the option to purchase. See “Underwriting (Conflicts of Interest).”
(3)	$13,640 of such fee was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated March 6, 2013.

PROSPECTUS

             Shares

Pinnacle Foods Inc.

Common Stock

This is an initial public offering of shares of common stock of Pinnacle Foods Inc. We are offering shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We currently expect that the initial public offering price of our common stock will be between $         and $         per share. We have applied to list our common stock on The New York Stock Exchange (the “NYSE”) under the symbol “PF.” After the completion of this offering, affiliates of The Blackstone Group L.P. will continue to own a majority of the voting power of all outstanding shares of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. See “Principal Stockholders.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 16 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us(1)	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriting (Conflicts of Interest).”

To the extent that the underwriters sell more than              shares of our common stock, the underwriters have the option to purchase up to an additional              shares from us at the initial public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on or about                     , 2013.

Barclays	BofA Merrill Lynch

Credit Suisse
Goldman, Sachs & Co.
Morgan Stanley
UBS Investment Bank

Blackstone Capital Markets
BMO Capital Markets
C.L. King & Associates
Janney Montgomery Scott
Macquarie Capital
Piper Jaffray
Stephens Inc.
Stifel

Prospectus dated                     , 2013.

Pinnacle
FOODS INC.

A Portfolio of Iconic Brands

vlasic

BIG CRUNCH • SINCE 1942

BIRDS EYE

Duncan Hines

BIRDS EYE Voila!

BIRDS EYE Steamfresh

Mrs. Paul's 100% WHOLE FILLETS

Van de Kamp's 100% WHOLE FILLETS

HUNGRY-MAN SATISFY YOUR CRAVING

Aunt Jemima Frozen Breakfast

ARMOUR

LOG CABIN

Mrs. Butter-worth's

Lender's Since 1927

Celeste pizza for one

OPEN PIT TRUE PITMASTERS CHOICE AUTHENTIC BARBECUE SAUCE SINCE 1953

AUNT JEMIMA is a registered trademark of The Quaker Oats Company and is used under license

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise indicated or the context otherwise requires, financial data in this prospectus reflects the consolidated business and operations of Pinnacle Foods Inc. and its consolidated subsidiaries.

The consolidated financial statements included in this prospectus are presented in U.S. Dollars rounded to the nearest thousand, with amounts in this prospectus rounded to the nearest million. Therefore, discrepancies in the tables between totals and the sums of the amounts listed may occur due to such rounding. The accounting policies set out in the audited consolidated financial statements contained elsewhere in this prospectus have been consistently applied to all periods presented.

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MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data used throughout this prospectus from internal company surveys and management estimates as well as from industry and general publications and research, surveys and studies conducted by third parties. We believe these internal company surveys and management estimates are reliable; however, no independent sources have verified such surveys and estimates. Third-party industry and general publications, research, studies and surveys generally state that the information contained therein has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified any of the data from third-party sources and cannot guarantee its accuracy and completeness.

We use data provided by Symphony IRI Group, Inc. (“SIG”). Unless we indicate otherwise, retail sales, market share, category and other industry data (other than household penetration which is for the 52-week period ended December 23, 2012) used throughout this prospectus for all categories and segments are for U.S. brands and for the 52-week period ended December 30, 2012. This data includes retail sales in supermarkets with at least $2 million in total annual sales but excludes sales in mass merchandisers, club stores, drug stores, convenience stores and dollar stores. Retail sales are dollar sales estimated by SIG and represent the value of units sold through supermarket cash registers for the relevant period. Market share is our percentage of the overall category and is calculated using retail dollar sales. In the second half of fiscal 2012, SIG began including in their data Wal-Mart Stores, Inc. (“Wal-Mart”) and other retailers not previously measured, and we plan to begin using this expanded data in fiscal 2013.

We view shelf-stable pickles, table syrup, frozen and refrigerated bagels, frozen pancakes/waffles/French toast and pie/pastry fruit fillings as distinct categories. We view the cake/brownie mixes and frostings category as consisting of cake and cupcake mixes, brownie mixes and frostings. We view the frozen vegetables category as consisting of frozen plain vegetables, frozen prepared vegetables and select frozen side dishes including vegetables. We view the frozen complete bagged meals category as consisting of frozen full-calorie multi-serve dinners, excluding non-bag items. We view the frozen prepared seafood category as consisting of frozen prepared fish/seafood and frozen prepared shrimp. We view the single-serve frozen dinners and entrées category as consisting of full-calorie single-serve frozen dinners and entrées and select frozen handheld entrees. We view the frozen pizza-for-one category as consisting of total frozen pizza of 12 ounces per unit or less (for single serve packages, or individual units within multi-serve packages), excluding French bread crust and diet-positioned varieties. We view the canned meat category as consisting of shelf-stable prepared chili, shelf-stable lunch meats, shelf-stable Vienna Sausage and shelf-stable potted meats.

We view our business as comprised of 12 major product categories, which are categories in which our brands’ net sales exceed $50 million and which collectively comprise over 93% of our North American Retail net sales.

Although we believe that this information is reliable, we cannot guarantee its accuracy and completeness, nor have we independently verified it. Although we are not aware of any misstatements regarding the industry data that we present in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We own a number of registered and common law trademarks in the United States, Canada and other countries, including Amazing Glazes®, Appian Way®, Birds Eye®, Bernstein’s®, Brooks®, C&W®, CasaRegina®, Celeste®, Chocolate Lovers®, Comstock®, Country Kitchen®, Duncan Hines®, Erin’s Gourmet

ii

Popcorn®, Farmer’s Garden®, Freshlike®, Fun Frosters™, Frosting Creations®, Hartford House®, Hawaiian Style Bowls®, Hearty Bowls™, Hearty Hero®, Hungry-Man®, Hungry-Man Sports Grill®, Hungry-Man Steakhouse™, Husman’s®, It’s Good to be Full®, Lender’s®, Log Cabin®, Lunch Bucket®, Magic Minis®, McKenzie’s®, Milwaukee’s®, Moist Deluxe®, Mrs. Butterworth’s®, Mrs. Paul’s®, Nalley®, Open Pit®, Ovals®, Riviera®, Satisfy Your Craving®, Signature Desserts®, Simple Mornings®, Simply Classic™, Snack’mms®, So Moist. So Delicious. And So Much More.®, Stackers®, Snyder of Berlin®, Steamfresh®, Taste the Juicy Crunch™, That’s the Tastiest Crunch I’ve Ever Heard!®, The Original TV Dinner™, Tim’s Cascade Snacks®, Treet®, Van de Kamp’s®, Vlasic® and Wilderness®. We also have applications pending with the United States Patent and Trademark Office for a number of trademarks, including ParchmentBake™, Lil’ Griddles™, Power Lunch™, Thick N Rich™, It’s Always Vegetable Season™, Nobody Brings the Bite Like Vlasic™ and Discover the Wonder of Vegetables™. We own the trademark Snyder of Berlin while an unrelated third party owns the trademark Snyder of Hanover. Per a court order, the use of the trademark must include the word “Snyder” in combination with the words “of Berlin.” We protect our trademarks by obtaining registrations where appropriate and opposing any infringement in key markets. We also own a design trademark registration in the United States, Canada, and other countries on the Vlasic stork.

We manufacture and market certain of our frozen food products under the Swanson brand pursuant to two royalty-free, exclusive and perpetual trademark licenses granted by Campbell Soup Company. We manufacture and market certain of our frozen breakfast products under the Aunt Jemima brand pursuant to a royalty-free, exclusive (as to frozen breakfast products only) and perpetual license granted by The Quaker Oats Company, a subsidiary of PepsiCo Inc. We have a license agreement granting us an exclusive, royalty bearing, perpetual license to use certain Armour trademarks in the United States. Under the license agreement, Smithfield Foods, Inc., as successor to ConAgra, Inc., the licensor, grants us a license for the use of various Armour trademarks in conjunction with shelf-stable products within the United States. We own and maintain Armour registrations in many other countries. We also manufacture and market frozen complete bagged meals under the Voila! trademark pursuant to a royalty-free exclusive and perpetual license granted by Voila Bakeries, Inc. In 2011, we applied for a patent for our new Duncan Hines Frosting Creations™ products.

Solely for convenience, the trademarks, service marks, and tradenames referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and tradenames. All trademarks, service marks and tradenames appearing in this prospectus are the property of their respective owners.

iii

PROSPECTUS SUMMARY

This summary highlights certain significant aspects of our business and this offering. This is a summary of information contained elsewhere in this prospectus, is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information presented under the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” and the consolidated financial statements and the notes thereto, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from future results contemplated in the forward-looking statements as a result of certain factors such as those set forth in the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Unless the context otherwise requires, all references herein to the “Company,” “we,” “our” or “us” refer to Pinnacle Foods Inc. and its consolidated subsidiaries. The historical financial statements and financial data included in this prospectus are those of Pinnacle Foods Inc. and its consolidated subsidiaries.

Our Company

We are a leading manufacturer, marketer and distributor of high-quality, branded food products in North America, with annual net sales of $2.5 billion in fiscal 2012. Our brands are leaders in many of their respective categories, and we hold the #1 or #2 market share position in 10 of the 12 major product categories in which we compete. Our brand portfolio enjoys strong household penetration in the United States, where our products can be found in over 85% of U.S. households. Our products are sold through supermarkets, grocery wholesalers and distributors, mass merchandisers, super centers, convenience stores, dollar stores, drug stores and warehouse clubs in the United States and Canada, as well as in military channels and foodservice locations. Given our diverse portfolio of iconic brands with attractive market positions, our business generates significant and stable cash flows that we believe will enable us to pay regular dividends to our shareholders, reduce our debt and drive value creation through both reinvestment in our existing brands and periodic strategic acquisitions.

From fiscal 2008 through fiscal 2012, we grew our net sales and Adjusted EBITDA by approximately 59% and 91%, respectively, and expanded our Adjusted EBITDA margin by 2.9 percentage points. Over the same period, our earnings increased from a net loss of $28.6 million in 2008 to net earnings of $52.6 million in fiscal 2012. See “—Summary Historical Consolidated Financial Data” for our definition of Adjusted EBITDA and a reconciliation of our net earnings (loss) to Adjusted EBITDA. On December 23, 2009, we acquired all of the common stock of Birds Eye Foods, Inc. (the “Birds Eye Acquisition”), a transaction that significantly expanded our presence in frozen foods and positioned Pinnacle as the 5th largest frozen food manufacturer in the United States. At the time of the Birds Eye Acquisition, the Birds Eye Foods Inc. (“Birds Eye”) portfolio included an expanding platform of healthy, high-quality frozen vegetables and frozen meals, as well as a portfolio of primarily branded shelf-stable foods that were complimentary to our existing product offerings. In fiscal 2010, all aspects of the Birds Eye business were fully integrated with Pinnacle.

In addition to reinvestment in our brands and making periodic strategic acquisitions, we have also deployed our significant cash flows to reduce our debt. Our cash flow generation has enabled us to pay down approximately $350 million of the $3.0 billion of debt we incurred in connection with the acquisition of the Company by affiliates of The Blackstone Group L.P. in April 2007 and the Birds Eye Acquisition in December 2009.

Our operations are managed and reported in three operating segments: the Birds Eye Frozen Division, the Duncan Hines Grocery Division and the Specialty Foods Division. The Birds Eye Frozen Division and the Duncan Hines Grocery Division, which collectively represent our North American Retail operations, include the following brands:

Birds Eye Frozen Division	Industry Category	Market Share 52 Weeks Ended 12/30/12	Category Rank (1)
Major Pinnacle Brands:
Birds Eye	Frozen vegetables	27.2%	#1
Birds Eye Voila!	Frozen complete bagged meals	25.1%	#2	(2)
Van de Kamp’s	Frozen prepared seafood	18.8%	#2
Mrs. Paul’s
Lender’s	Frozen and refrigerated bagels	45.7%	#1
Celeste	Frozen pizza for one	11.3%	#4
Hungry-Man	Full-calorie single-serve frozen dinners and entrées	8.5%	#3
Aunt Jemima	Frozen pancakes/waffles/French toast	8.5%	#2

(1)	Rank among branded manufacturers, excluding private label.
(2)	Pinnacle is the #2 competitor and Birds Eye Voila! is the #1 ranked individual brand in the frozen complete bagged meals category.

Duncan Hines Grocery Division	Industry Category	Market Share 52 Weeks Ended 12/30/12	Category Rank (1)
Major Pinnacle Brands:
Duncan Hines	Cake/brownie mixes and frostings	25.8%	#2
Vlasic	Shelf-stable pickles	31.3%	#1
Mrs. Butterworth’s	Table syrup	17.6%	#2
Log Cabin
Armour	Canned meat	18.5%	#2
Brooks
Nalley
Comstock	Pie/pastry fruit fillings	36.0%	#1
Wilderness

(1)	Rank among branded manufacturers, excluding private label.

In addition to our North American Retail operations, the Specialty Foods Division consists of a regional presence in snack products (including Tim’s Cascade and Snyder of Berlin), as well as our foodservice and private label businesses. As part of our ongoing strategic focus over the last several years, we have deemphasized certain low-margin foodservice businesses, particularly foodservice pickles in fiscal 2012, and private label businesses for the benefit of our higher margin branded food products. We believe that this effort will be substantially completed in 2013.

Within our divisions, we actively manage our portfolio by segregating our business into Leadership Brands and Foundation Brands. Our Leadership Brands enjoy a combination of higher growth and margins, greater potential for value-added innovation and enhanced responsiveness to consumer marketing than do our Foundation Brands and, as a result, we focus our investment spending and brand-building activities on our Leadership Brands. By contrast, we manage our Foundation Brands for revenue and market share stability and for cash flow generation to support investment in our Leadership Brands, reduce our debt and fund other corporate priorities. As a result, we focus spending for our Foundation Brands on brand renovation and targeted consumer and trade programs.

Our Leadership Brands are comprised of Birds Eye, Birds Eye Voila!, Duncan Hines, Vlasic, Van de Kamp’s, Mrs. Paul’s, Mrs. Butterworth’s and Log Cabin. Historically, our Leadership Brands have received approximately 80% of our marketing investment and the majority of our innovation investment. Our Birds Eye and Birds Eye Voila! brands combined have annual retail revenue across all retail channels in excess of $1 billion, and our remaining Leadership Brands collectively have annual retail revenue of approximately $900 million across all retail channels. In fiscal 2012, our Leadership Brands accounted for approximately 55% and 70% of our consolidated net sales and gross profit, respectively, and approximately 65% and 74% of our North American Retail net sales and gross profit, respectively.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success:

Actively Managed Portfolio of Iconic Food Brands with Leading Market Positions

We actively manage our diverse portfolio of iconic food brands that participate in attractive product categories. Our well-recognized brand portfolio enjoys strong household penetration in the United States, where our products can be found in over 85% of U.S. households. Our brands are leaders in their respective categories, holding the #1 or #2 market share position in 10 of the 12 major product categories in which we compete.

We have prioritized our investment spending and brand-building activities behind our Leadership Brands, given their higher growth and margins, greater potential for value-added innovation and enhanced responsiveness to consumer marketing, as compared to that of our Foundation Brands. We manage our Foundation Brands for stability in sales, market share and cash flow, with a focus on ongoing quality upgrades, competitive pricing and strong merchandising and trade programs. Our brand prioritization strategy is focused on ensuring that the strong, stable cash flows from our Foundation Brands are deployed for reinvestment in marketing and on-trend innovation for our higher-margin Leadership Brands, as well as for debt reduction and other corporate priorities. From fiscal 2008 through fiscal 2012, net sales of our Leadership Brands grew at a compounded annual growth rate, or CAGR, of 2%, compared to our Foundation Brands, which were flat. Gross profit margin for our Leadership Brands was 30% of net sales in fiscal 2012, compared to 20% of net sales for our Foundation Brands in fiscal 2012.

Strong Innovation and Marketing Capabilities Focused on Leadership Brands

Since 2009, we have substantially enhanced our organizational capabilities in the areas of new product innovation and consumer marketing. We have improved our in-house innovation capabilities by augmenting and upgrading our innovation team, with the construction of a new state-of-the-art Research and Development (“R&D”) facility in our Parsippany, New Jersey headquarters. This facility co-locates our sales, marketing and operations teams with our entire company-wide R&D team, and better enables us to leverage the innovation experience of senior management. Additionally, we have increased investment in consumer insights and employee innovation training. Our Renewal Rate, which we define as gross sales from products introduced within the last three years as a percentage of current year gross sales, has nearly doubled since the Birds Eye Acquisition to 9.4% in fiscal 2012, compared to 5.0% in fiscal 2009 for Pinnacle before the Birds Eye Acquisition. Gross sales represents net sales before returns, discounts, trade, slotting and coupon redemption expenses and other allowances. Recent examples of successfully launched innovations include Duncan Hines Frosting Creations custom-flavor frosting system, Duncan Hines Decadent cake mixes, Vlasic Farmer’s Garden artisan-quality pickles, Birds Eye Chef’s Favorites enhanced vegetable side dishes and Birds Eye Voila! family size complete bagged meals. We intend to continue to invest in innovation that enables us to further differentiate our brands in the marketplace.

To complement our accelerated innovation efforts, we have also focused and enhanced our marketing investments behind our Leadership Brands. We have partnered with best-in-class branded consumer advertising, digital and media agencies to develop high impact marketing programs implemented across television, print, social and digital media. From fiscal 2008 through fiscal 2011, our consumer marketing investments behind our Leadership Brands increased at a CAGR of 6%, while investment spending declined 14% in fiscal 2012 due to our planned shift of investment spending into trade promotions during a period of heightened competitive activity and significant consumer price sensitivity. We intend to increase marketing investments behind our Leadership Brands over time, as the volume trends and promotional environment in the broader food industry normalize.

Operational Excellence Driving Continued Gross Margin Improvement

Our operational excellence program, a company-wide core productivity initiative called Maximizing Value through Productivity (MVP) is designed to generate annual core productivity savings in procurement, manufacturing and logistics in the range of 3% to 3.5% of our annual Cost of products sold. In fiscal 2012, we realized core MVP productivity savings of 3.1%. In addition, in fiscal 2012, our supply chain footprint consolidation initiatives also drove significant, incremental productivity savings of 0.9% of Cost of products sold. These productivity savings, combined with selective retail price increases and our active commodity hedging program, have been instrumental in mitigating input cost inflation in periods of significant inflationary pressure, such as fiscal 2012, and driving gross margin expansion in periods of more modest inflation. We also pursue other initiatives to drive incremental improvement in our gross margin, including improving our product mix through new product innovation and low-margin SKU rationalization, increasing the effectiveness of our trade promotional spending and realizing synergies from acquisitions. Furthermore, our gross margin benefits from our diversified input cost basket in which no single commodity accounted for more than 9% of our total Cost of products sold in fiscal 2012.

In fiscal 2011, we completed two manufacturing plant consolidations designed to optimize our manufacturing footprint and reduce our supply chain costs. In fiscal 2012, we initiated the consolidation of a third manufacturing plant and terminated the use of a third party storage facility. The combined ongoing annualized benefit to Cost of products sold from these projects is estimated at approximately $28 million, with fiscal 2012 benefiting by approximately $16 million and 2013 expected to benefit by an additional $7 million. The remaining $5 million in incremental ongoing annualized savings are expected to be realized in 2014. From fiscal 2008 through fiscal 2012, we have expanded our gross margin as percentage of net sales by 1.9 percentage points and our Adjusted gross margin as percentage of net sales by 3.1 percentage points. See “—Summary Historical Consolidated Financial Data” for our definition of Adjusted gross profit and a reconciliation of our gross profit to Adjusted gross profit.

Strong Free Cash Flow Conversion

Our business generates an attractive Adjusted EBITDA margin and also benefits from modest capital expenditure and working capital requirements and approximately $1 billion in net operating loss carryovers (“NOLCs”), which combined have resulted in strong and stable unlevered free cash flows. Our Adjusted EBITDA margin benefits from the quality of our brand portfolio and our lean and nimble organization structure, with selling, general and administrative expenses, excluding marketing investment and one-time items, consistently representing approximately 8% of net sales. Our well-maintained manufacturing facilities and strategic use of co-packers limit our maintenance capital expenditure requirements, and our significant NOLCs and other tax attributes minimize our cash taxes.

We believe our strong free cash flows will enable us to maximize shareholder value through paying a regular dividend, reducing our indebtedness, strategically deploying our capital to fund innovation and organic growth opportunities and financing value-enhancing acquisitions.

Proven M&A Expertise with Significant Opportunity

We have substantial experience in sourcing, executing and integrating value-enhancing acquisitions. We maintain a highly-disciplined approach to M&A, focusing on opportunities that add new iconic brands to our portfolio and/or allow for strong synergy realization.

In December 2009, we completed the $1.3 billion purchase of Birds Eye. The Birds Eye Acquisition added approximately $1 billion in net sales, including the Birds Eye and Birds Eye Voila! brands, enhanced our operating margins, and added scale to our frozen food business, making us the 5th largest frozen food manufacturer in the United States. The integration of Birds Eye was largely completed within six months of the acquisition, and the synergies we achieved exceeded our original estimates. Similarly, in 2006, we completed the acquisition of Armour and successfully integrated the business within four months. The Armour acquisition added approximately $225 million in net sales and was immediately accretive to our operating margins.

Our strong existing platforms in the Birds Eye Frozen and Duncan Hines Grocery segments facilitate a large addressable market and broad set of potential acquisition targets. We believe our scale, management depth, integration expertise and access to capital will allow us to consider both small and large acquisitions in the future and to seamlessly integrate them to drive maximum value creation.

Experienced, Hands-On Management Team and Board of Directors

Our management team has a demonstrated history of delivering strong operating results. From fiscal 2008 through fiscal 2012, we have enhanced our business mix through active portfolio management, including focused innovation and marketing and the successful integration of a transformative, value-enhancing acquisition that dramatically increased the scale and scope of our business. Our management team, which has been strengthened with the recent addition of several highly-experienced executives, has extensive food industry experience and includes several executives who have managed significantly larger businesses and have led numerous acquisition integrations. Our management team is complimented by an experienced Board of Directors, which includes several individuals with a proven track record of successfully managing and acquiring consumer businesses.

Our Strategy

We intend to profitably grow our business and create shareholder value through the following strategic initiatives:

Drive Growth Through Focus on Leadership Brands

Our Leadership Brands are among our highest-growth and highest-margin businesses and enjoy greater potential for value-added innovation and enhanced responsiveness to consumer marketing. Our brand prioritization strategy is focused on ensuring that the strong, stable cash flows from our Foundation Brands are, among other uses, reinvested in marketing and on-trend innovation for our higher-margin Leadership Brands. We believe our formalized innovation processes, upgraded R&D capabilities, increased investments in consumer insights, and partnership with best-in-class branded consumer advertising, digital and media agencies will enable us to continue to introduce successful new products and drive brand growth through high-impact marketing programs. We believe this strategy, which will focus the majority of our consumer marketing investments and new product innovation efforts on our Leadership Brands, will drive higher-margin revenue growth across our portfolio.

Expand Margins By Leveraging Productivity and Efficient Organization Structure

We believe we are well-positioned to continue to expand our margins. Our company-wide focus on productivity, which includes both our core productivity initiative, MVP, and our supply chain footprint consolidation initiatives, along with selective pricing actions and our active commodity hedging program, are intended to mitigate input cost inflation in periods of significant inflationary pressure and more than offset input cost inflation in periods of modest input cost inflation. In addition, our focus on improving our product mix, enhancing the effectiveness of our trade promotions, realizing synergies from acquisitions and leveraging our efficient organizational structure are expected to further drive margin expansion over time. We believe our lean, nimble structure and efficient internal processes will continue to enhance our decision-making and speed of execution. Our flat structure, which has enabled us to hold our overhead costs (i.e., selling, general and administrative expenses, excluding marketing investment and one-time items) at approximately 8% of net sales, allows for a high level of connectivity between senior management and our operations and customers, ensuring senior management engagement in key business decisions.

Deliver Strong Free Cash Flow Through Tight Working Capital Management, Focused Capital Spending and Minimal Cash Taxes

We believe we are well-positioned to profitably grow our business and generate strong free cash flow through our combination of attractive Adjusted EBITDA margins, modest working capital requirements, limited maintenance capital expenditures and low cash taxes that result from our approximately $1 billion in NOLCs and other tax attributes, which we believe will result in minimal cash taxes through 2015 and modest annual cash tax savings beyond 2015. Our well-maintained manufacturing facilities and strategic use of co-packers limit our capital expenditure requirements, and our ongoing focused management of working capital also benefits our free cash flow.

Acquire Value-Enhancing Food Brands

We intend to proactively pursue value-enhancing acquisitions in the packaged food industry, utilizing a disciplined approach to identify and evaluate attractive acquisition candidates. We believe we can leverage our scale, management depth and integration expertise, along with our access to capital, to continue our track record of making value-accretive acquisitions. We believe the combination of consolidating selling, general and administrative functions, leveraging our scale in procurement, optimizing supply chain and manufacturing operations, cross-marketing brands across categories and further developing retailer relationships will continue to enable us to drive acquisition synergies in future transactions we may pursue.

Return Value to Shareholders Through Debt Reduction and Regular Dividend Payments

We believe our capital structure and strong free cash flow enables us not only to invest in our Leadership Brands to drive organic growth and fund value-enhancing acquisitions, but also to continue to strengthen our balance sheet through debt reduction and to return capital to our shareholders through regular dividend payments. Upon the consummation of this offering, we intend to pay a regular quarterly cash dividend of approximately $         per share. See “Dividend Policy.”

Risks Related to Our Business and this Offering

Investing in our common stock involves substantial risk, and our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with operating in the packaged food industry. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our common stock.

Corporate History and Information

Pinnacle Foods Inc. was incorporated in Delaware on July 28, 2003 under the name “Crunch Holding Corp.”

On April 2, 2007, Pinnacle Foods Inc. was acquired by, and became a wholly owned subsidiary of, Peak Holdings LLC, an entity controlled by investment funds affiliated with The Blackstone Group L.P. (“Blackstone”). We refer to this merger transaction and related financing transactions as the Blackstone Transaction. As a result of the Blackstone Transaction, Blackstone currently owns through Peak Holdings LLC approximately 98% of the common stock of Pinnacle Foods Inc. In connection with this offering, we expect that Peak Holdings LLC will be dissolved. After giving effect to the dissolution of Peak Holdings LLC and this offering, Blackstone will beneficially own approximately     % of our issued and outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares) or     % of our issued and outstanding common stock (assuming full exercise of the underwriters’ option to purchase additional shares).

On November 18, 2009, our indirect wholly-owned subsidiary Pinnacle Foods Group LLC entered into a Stock Purchase Agreement with Birds Eye Holdings LLC and Birds Eye, pursuant to which Pinnacle Foods Group LLC acquired all of the issued and outstanding common stock of Birds Eye from Birds Eye Holdings LLC. At the closing of the Birds Eye Acquisition on December 23, 2009, Pinnacle Foods Group LLC purchased all of the outstanding shares of Birds Eye’s common stock, par value $0.01 per share, for $670.0 million in cash, together with the assumption of Birds Eye’s debt of $670.4 million, resulting in the total acquisition cost of $1,340.4 million.

Our principal executive offices are located at 399 Jefferson Road, Parsippany, New Jersey 07054, and our telephone number is (973) 541-6620. We maintain a website at www.pinnaclefoods.com. The information contained on our website or that can be accessed through our website neither constitutes part of this prospectus nor is incorporated by reference herein.

Organizational Structure

The following diagram illustrates our organizational structure after giving effect to the consummation of this offering, the dissolution of Peak Holding LLC and the repayment with proceeds of this offering of certain indebtedness. The ownership percentages reflect common shares outstanding to date.

(1)

In connection with the dissolution of Peak Holdings LLC, Blackstone and the other equity holders of Peak Holdings LLC (including certain of our directors and officers) will receive shares of our common stock, and in certain instances, equity awards with respect to our common stock, in respect of their ownership in Peak Holdings LLC. The allocation of shares of our common stock among Blackstone and the other equity holders of Peak Holdings LLC will be determined based upon the valuation of us derived from the initial public offering price.

(2)

Includes the equity awards to be received in connection with the dissolution of Peak Holdings LLC assuming the midpoint of the estimated price range set forth on the cover of this prospectus. The actual number of shares and equity awards to be issued in connection with the dissolution of Peak Holdings LLC will be determined based upon the valuation of us derived from the initial public offering price.

(3)

Pinnacle Foods Finance LLC is the borrower under our senior secured credit facilities which, as adjusted to reflect this offering, will consist of a $796.2 million term loan B facility, $637.9 million of which will mature in October 2016, subject to springing maturities as described under “Description of Indebtedness,” and $158.3 million of which will mature in April 2014, $398.0 million of Tranche E term loans which will mature in October 2018, subject to springing maturities as described under “Description of Indebtedness,” $448.9 million of Tranche F term loans which will mature in October 2018, subject to springing maturities as described under “Description of Indebtedness,” and a $150.0 million revolving credit facility that mature in April 2017, subject to springing maturities as described under “Description of Indebtedness.” Pinnacle Foods Finance LLC and Pinnacle Foods Finance Corp. are co-issuers of $400.0 million aggregate principal amount of 8.25% Senior Notes due 2017. Pinnacle Foods Finance Corp. was formed solely to act as a co-issuer of the notes, has only nominal assets and does not conduct any operations. See “Description of Indebtedness.”

(4)

The obligations under the senior secured credit facilities are fully and unconditionally guaranteed by Peak Finance Holdings LLC and, subject to certain exceptions, each existing and future direct or indirect wholly-owned domestic subsidiary of Pinnacle Foods Finance LLC. The notes are guaranteed on a full, unconditional, joint and several basis by each of Pinnacle Food Finance LLC’s wholly-owned domestic subsidiaries, other than Pinnacle Foods Finance Corp.

The Offering

Common stock offered	shares.

Underwriters’ option to purchase additional shares of common stock	shares.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions, will be approximately $517 million (or approximately $594.6 million, if the underwriters exercise in full their option to purchase additional shares), based on the assumed initial public offering price of $ per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. For sensitivity analysis as to the offering price and other information, see “Use of Proceeds.”

We intend to use a portion of the net proceeds from this offering to redeem $465 million in aggregate principal amount of our 9.25% Senior Notes due 2015 at a redemption price of 100%. We intend to use the remaining net proceeds, together with cash on hand, to repay $85 million of our senior secured term loan B facility maturing in April 2014 (the “Tranche B Non-Extended Term Loans”). We will pay the fees and expenses related to this offering (other than underwriting discount and commissions) and the use of proceeds therefrom (including the payment of accrued and unpaid interest) with cash generated from operations.

Risk factors	See “Risk Factors” beginning on page 16 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Dividend policy	We intend to pay a regular quarterly cash dividend of approximately $ per share on our common stock, subject to the discretion of our Board of Directors and our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our Board of Directors may deem relevant. Our ability to pay dividends on our common stock is limited by the covenants of our senior secured credit facilities and the indentures governing our senior notes and may be further restricted by the terms of any future debt or preferred securities. We do not currently believe that the restrictions contained in our existing indebtedness will impair our ability to pay regular quarterly cash dividends as described above. See “Dividend Policy” and “Description of Indebtedness.”

Proposed NYSE ticker symbol	“PF”

Conflicts of interest	Affiliates of Blackstone Advisory Partners L.P. own (through their investment in Peak Holdings LLC) in excess of 10% of our issued and outstanding common stock. Because Blackstone Advisory Partners L.P. is an underwriter and its affiliates own in excess of 10% of our issued and outstanding common stock, Blackstone Advisory Partners L.P. is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (c)(12)(E) of Rule 5121. Blackstone Advisory Partners L.P. will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder. See “Underwriting (Conflicts of Interest).”

Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:

•

assumes (1) no exercise of the underwriters’ option to purchase additional shares of our common stock; (2) an initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover of this prospectus;

•	gives effect to the -for-one stock split of our common stock, which will occur prior to this offering;

•

gives effect to              shares of our common stock issued to Blackstone and other equity holders of Peak Holdings LLC (including certain of our directors and officers) in connection with the dissolution of Peak Holdings LLC; and

•

does not reflect (1)              shares of common stock issuable upon the exercise of              options outstanding as of December 30, 2012, at a weighted average exercise price of $         per share,              of which              were then vested and exercisable, (2)              shares of common stock issuable upon the exercise of              options which are expected to be granted under our new 2013 Omnibus Incentive Plan in connection with this offering and (3)              shares of common stock available for future issuance under our new 2013 Omnibus Incentive Plan, which we intend to adopt in connection with this offering. See “Management—Compensation Discussion and Analysis—Compensation Arrangements to be Adopted in connection with this Offering.”

Summary Historical Consolidated Financial Data

The table below presents our summary historical consolidated financial data as of the dates and for the periods indicated. We derived the summary historical consolidated financial data for each of the fiscal years ended December 26, 2010, December 25, 2011 and December 30, 2012 and the summary consolidated balance sheet data as of December 25, 2011 and December 30, 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated balance sheet data as of December 26, 2010 from our audited consolidated balance sheet, which is not included in this prospectus. Share and per share data in the table below has been retroactively adjusted to give effect to the         -for-one stock split which occurred on                 , 2013.

Our historical results are not necessarily indicative of future operating results. Because the data in this table is only a summary and does not provide all of the data contained in our consolidated financial statements, the information should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

($ in millions)	(52 weeks) Fiscal year ended December 26, 2010	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012
Statement of Operations Data:
Net sales	$2,436.7	$2,469.6	$2,478.5
Cost of products sold	1,834.4	1,854.7	1,893.9

Gross profit	602.3	614.9	584.6
Operating expenses
Marketing and selling expenses	172.3	171.6	169.7
Administrative expenses	110.0	80.5	89.4
Research and development expenses	9.4	8.0	12.0
Goodwill impairment charges	—	122.9	—
Other expense (income), net	45.5	48.6	29.8

Total operating expenses	337.2	431.6	300.9

Earnings before interest and taxes	265.1	183.3	283.7
Interest expense	236.0	208.3	198.5
Interest income	0.3	0.2	0.1

Earnings (loss) before income taxes	29.4	(24.8)	85.3
Provision (benefit) for income taxes	7.4	22.1	32.7

Net earnings (loss)	$22.0	$(46.9)	$52.6

($ in millions)	(52 weeks) Fiscal year ended December 26, 2010	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012

Net earnings (loss) per share:
Basic
Diluted
Weighted average shares outstanding:
Basic
Diluted

Cash Flow:
Net cash provided by (used in):
Operating activities	$257.0	$204.2	$202.9
Investing activities	(81.3)	(109.4)	(77.7)
Financing activities	(134.3)	(59.0)	(184.1)

Balance sheet data (at end of period):
Cash and cash equivalents	$115.3	$151.0	$92.3
Working capital (1)	344.4	408.7	404.1
Total assets	4,491.6	4,451.6	4,400.0
Total debt (2)	2,803.5	2,756.0	2,608.9
Total liabilities	3,596.5	3,606.3	3,511.3
Total shareholders’ equity	895.1	845.4	888.7

Other Financial Data:
North American Retail net sales	$2,023.9	$2,066.9	$2,081.7
Adjusted gross profit (3)	698.5	694.0	674.9
Adjusted EBITDA (4)	446.9	449.7	426.1
Capital expenditures	81.3	117.3	78.3

(1)	Working capital excludes notes payable, revolving debt facility and current portion of long-term debt.
(2)	Total debt includes notes payable, revolving debt facility and current portion of long-term debt.
(3)

Adjusted gross profit is defined as gross profit before depreciation, certain non-cash items, acquisition, merger and other restructuring charges and other adjustments noted in the table below. Our management uses Adjusted gross profit as an operating performance measure. We believe that the presentation of Adjusted gross profit is useful to investors because it is consistent with our definition of Adjusted EBITDA (defined below), a measure frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. In addition, we also use targets based on Adjusted gross profit as one of the components used to evaluate our management’s performance. Adjusted gross profit is not defined under United States Generally Accepted Accounting Principles (“GAAP”), should not be considered in isolation or as substitutes for measures of our performance prepared in accordance with GAAP and is not indicative of gross profit as determined under GAAP.

The following table provides a reconciliation from our gross profit to Adjusted gross profit for the fiscal years ended December 26, 2010, December 25, 2011 and December 30, 2012.

	(52 weeks)	(52 weeks)	(53 weeks)
($ in millions)	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Fiscal year ended December 30, 2012
Gross profit	$602.3	$614.9	$584.6
Depreciation expense (a)	53.5	65.0	73.0
Non-cash items (b)	38.2	3.0	(1.2)
Acquisition, merger and other restructuring charges (c)	4.3	9.9	16.9
Other adjustment items (d)	0.2	1.3	1.6

Adjusted gross profit	$698.5	$694.0	$674.9

(a)	Includes accelerated depreciation from plant closures of $0.7 million for fiscal year 2010, $14.1 million for fiscal year 2011 and $21.0 million for fiscal year 2012.
(b)	Non-cash items are comprised of the following:

	(52 weeks)	(52 weeks)	(53 weeks)
($ in millions)	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Fiscal year ended December 30, 2012
Non-cash compensation charges (1)	$0.4	$0.2	$0.1
Unrealized losses (gains) resulting from hedging activities (2)	0.7	1.6	(1.3)
Other impairment charges (3)	—	1.3	—
Effects of adjustments related to the application of purchase accounting (4)	37.1	—	—

Total non-cash items	$38.2	$3.0	$(1.2)

(1)	Represents non-cash compensation charges related to the granting of equity awards.
(2)	Represents non-cash gains and losses resulting from mark-to-market obligations under derivative contracts.
(3)	For fiscal year 2011, represents a plant asset impairment on the previously announced closure of the Tacoma, Washington facility of $1.3 million.
(4)	For fiscal year 2010, represents expense related to the write-up to fair market value of inventories acquired as a result of the Birds Eye Acquisition.

(c)	Acquisition, merger and other restructuring charges are comprised of the following:

	(52 weeks)	(52 weeks)	(53 weeks)
($ in millions)	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Fiscal year ended December 30, 2012
Restructuring charges, integration costs and other business optimization expenses (1)	$4.1	$9.3	$16.9
Employee severance and recruiting (2)	0.2	0.6	—

Total acquisition, merger and other restructuring charges	$4.3	$9.9	$16.9

(1)

For fiscal year 2010, primarily represents integration costs related to the Birds Eye Acquisition. For fiscal year 2011, primarily represents restructuring charges and consulting and business optimization expenses related to the closings of the Tacoma, Washington and Fulton, New York facilities. For fiscal year 2012, primarily represents restructuring charges and consulting and business optimization expenses related to the closings of the Tacoma, Washington, Fulton, New York and Millsboro, Delaware facilities.

(2)	Represents severance costs paid or accrued to terminated employees.

(d)	Other adjustment items are comprised of the following:

	(52 weeks)	(52 weeks)	(53 weeks)
($ in millions)	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Fiscal year ended December 30, 2012
Other (1)	$0.2	$1.3	$1.6

Total other adjustments	$0.2	$1.3	$1.6

(1)	For fiscal year 2010, represents miscellaneous other cost. For fiscal year 2011 and fiscal year 2012, primarily represents the recall of Aunt Jemima product, net of insurance recoveries.

(4)

Adjusted EBITDA is defined as net earnings (loss) before interest expense, taxes, depreciation and amortization (“EBITDA”) and other adjustments noted in the table below. Our management uses Adjusted EBITDA as an operating performance measure. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. In addition, targets for Adjusted EBITDA are among the measures we use to evaluate our management’s performance for purposes of determining their compensation under our incentive plans.

EBITDA and Adjusted EBITDA do not represent net earnings or loss or cash flow from operations as those terms are defined by GAAP and do not necessarily indicate whether cash flows will be sufficient to fund cash needs. In particular, Adjusted EBITDA includes certain non-cash, extraordinary, unusual or non-recurring charges that are deducted in calculating net earnings or loss. However, these are expenses that vary greatly and are difficult to predict. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA are not necessarily comparable to other similarly titled captions of other companies. In addition, under the credit agreement governing our senior secured credit facilities and the indentures governing our senior notes, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is tied to a ratio based on Adjusted EBITDA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Covenant Compliance.”

The following table provides a reconciliation from our net earnings (loss) to EBITDA and Adjusted EBITDA for the fiscal years ended December 26, 2010, December 25, 2011 and December 30, 2012.

	(52 weeks)	(52 weeks)	(53 weeks)
($ in millions)	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Fiscal year ended December 30, 2012
Net earnings (loss)	$22.0	$(46.9)	$52.6
Interest expense, net	235.7	208.1	198.4
Income tax expense (benefit)	7.4	22.1	32.7
Depreciation and amortization expense	78.1	88.5	98.1

EBITDA	$343.2	$271.8	$381.7

Non-cash items (a)	$71.5	$152.2	$0.1
Acquisition, merger and other restructuring charges (b)	27.5	20.3	23.3
Other adjustment items (c)	4.7	5.5	21.0

Adjusted EBITDA	$446.9	$449.7	$426.1

(a)	Non-cash items are comprised of the following:

	(52 weeks)	(52 weeks)	(53 weeks)
($ in millions)	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Fiscal year ended December 30, 2012
Non-cash compensation charges (1)	$4.7	$1.1	$0.9
Unrealized (gains) losses resulting from hedging activities (2)	0.7	1.6	(1.3)
Goodwill impairment charge (3)	—	122.9	—
Other impairment charges (4)	29.0	26.6	0.5
Effects of adjustments related to the application of purchase accounting (5)	37.1	—	—

Total non-cash items	$71.5	$152.2	$0.1

(1)	Represents non-cash compensation charges related to the granting of equity awards.
(2)	Represents non-cash gains and losses resulting from mark-to-market adjustments of obligations under derivative contracts.
(3)	For fiscal year 2011, represents goodwill impairments on the Frozen Breakfast ($51.7 million), Private Label ($49.7 million) and Food Service ($21.5 million) reporting units.
(4)

For fiscal year 2010, represents an impairment for the Hungry-Man tradename ($29.0 million). For fiscal year 2011, represents tradename impairments on Aunt Jemima ($23.7 million), Lenders ($1.2 million) and Bernstein’s ($0.4 million), as well as a plant asset impairment on the previously announced closure of the Tacoma, Washington facility ($1.3 million). For fiscal year 2012, represents tradename impairments of Bernstein’s ($0.5 million).

(5)	For fiscal year 2010, represents expense related to the write-up to fair market value of inventories acquired as a result of the Birds Eye Acquisition.

(b)	Acquisition, merger and other restructuring charges are comprised of the following:

	(52 weeks)	(52 weeks)	(53 weeks)
($ in millions)	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Fiscal year ended December 30, 2012
Expenses in connection with an acquisition or other merger costs (1)	$0.9	$8.8	$2.3
Restructuring charges, integration costs and other business optimization expenses (2)	25.5	9.5	20.0
Employee severance and recruiting (3)	1.1	2.0	1.0

Total acquisition, merger and other restructuring charges	$27.5	$20.3	$23.3

(1)

For fiscal year 2010, primarily represents costs related to the Birds Eye Acquisition as well as other expenses related to due diligence investigations. For fiscal year 2011, primarily represents an $8.5 million legal settlement related to the Lehman Brothers Specialty Financing claim described in more detail in Note 12 to our audited consolidated financial statements included elsewhere in this prospectus and in “Business—Legal Proceedings.” For fiscal year 2012, primarily represents expenses related to this offering and due diligence investigations.

(2)

For fiscal year 2010, primarily represents employee termination benefits and lease termination costs related to the closing of the Rochester, New York office and integration costs related to the Birds Eye Acquisition. For fiscal year 2011, primarily represents restructuring charges and consulting and business optimization expenses related to the closings of the Tacoma, Washington and Fulton, New York facilities. For fiscal year 2012, primarily represents restructuring charges and consulting and business optimization expenses related to the closings of the Tacoma, Washington, Fulton, New York, Green Bay, Wisconsin and Millsboro, Delaware facilities.

(3)	For fiscal year 2010, fiscal year 2011 and fiscal year 2012, represents severance costs paid or accrued to terminated employees.

(c)	Other adjustment items are comprised of the following:

	(52 weeks)	(52 weeks)	(53 weeks)
($ in millions)	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Fiscal year ended December 30, 2012
Management, monitoring, consulting and advisory fees (1)	$4.5	$4.6	$4.7
Other (2)	0.2	0.9	16.3

Total other adjustments	$4.7	$5.5	$21.0

(1)

Represents management/advisory fees and expenses paid to an affiliate of Blackstone pursuant to the Amended and Restated Transaction and Advisory Fee Agreement (the “Advisory Agreement”), dated as of December 23, 2009, between Pinnacle Foods Finance LLC and an affiliate of Blackstone. We intend to terminate the Advisory Agreement in accordance with its terms in connection with the completion of this offering. See “Use of Proceeds.”

(2)

For fiscal year 2010, represents miscellaneous other cost. For fiscal year 2011, primarily represents a gain on the sale of the Watsonville, California property and costs for the recall of Aunt Jemima product of $1.1 million, net of insurance recoveries. For fiscal year 2012, primarily represents $14.3 million of the premiums paid on the redemption of $150.0 million of 9.25% Senior Notes due 2015, the redemption of $199.0 million of 10.625% Senior Subordinated Notes due 2017 and the repurchase and retirement of $10.0 million of 9.25% Senior Notes due 2015, and costs for the recall of Aunt Jemima product of $2.1 million, net of insurance recoveries.

RISK FACTORS

An investment in our common stock involves risk. You should carefully consider the following risks as well as the other information included in this prospectus, including “Selected Historical Consolidated Financial Data,”“Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. However, the selected risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. In such a case, the trading price of the common stock could decline and you may lose all or part of your investment in our Company.

Risks Related to Our Business

We face significant competition in our industry, which could cause us to lose market share, lower prices, or increase advertising and promotional expenditures. Our success also depends on our ability to predict, identify and interpret changes in consumer preferences and develop and offer new products rapidly enough to meet those changes.

The food products business is highly competitive. Numerous brands and products compete for shelf space and sales, with competition based primarily on product quality, brand recognition and loyalty, price, trade promotion, consumer promotion, customer service, and the ability to identify and satisfy emerging consumer preferences. We compete with a significant number of companies of varying sizes, including divisions, subdivisions, or subsidiaries of larger companies. Many of these competitors have multiple product lines, substantially greater financial and other resources available to them, and may be substantially less leveraged than Pinnacle. In addition, private label is a significant competitor, particularly in the frozen vegetables, shelf-stable pickles, table syrup, frozen and refrigerated bagels, and pie/pastry fruit fillings categories. We may not be able to compete successfully with these companies and private label. Competitive pressures or other factors could cause us to lose market share, which may require us to lower prices, increase marketing and advertising expenditures, or increase the use of discounting or promotional campaigns, each of which would materially and adversely affect our margins and could result in a decrease in our operating results and profitability.

Our success depends on our ability to predict, identify, and interpret the tastes and dietary habits of consumers and to offer products that appeal to those preferences. There are inherent marketplace risks associated with new product or packaging introductions, including uncertainties about trade and consumer acceptance. If we do not succeed in offering products that consumers want to buy, our sales and market share will decrease, resulting in reduced profitability. If we are unable to accurately predict which shifts in consumer preferences will be long-lasting, or are unable to introduce new and improved products to satisfy those preferences, our sales will decline. In addition, given the variety of backgrounds and identities of consumers in our consumer base, we must offer a sufficient array of products to satisfy the broad spectrum of consumer preferences. As such, we must be successful in developing innovative products across a multitude of product categories. Finally, if we fail to rapidly develop products in faster-growing and more profitable categories, we could experience reduced demand for our products, or fail to expand margins.

We are also subject to the effect that the overall economic conditions have upon consumer sentiment and retail sales.

If we lose one or more of our major customers, or if any of our major customers experience significant business interruption, our results of operations could be adversely affected.

We have several large customers that account for a significant portion of our sales. Wal-Mart and its affiliates are our largest customers and represented approximately 25% of net sales in each of the fiscal years 2012, 2011 and 2010, respectively. Cumulatively, including Wal-Mart, our top ten customers accounted for approximately 60% of net sales in fiscal year 2012, 60% of net sales in fiscal year 2011 and 61% of net sales in fiscal year 2010.

We do not have long-term supply contracts with any of our major customers. The loss of one or more major customers, a material reduction in sales to these customers as a result of competition from other food manufacturers, or the occurrence of a significant business interruption of our customers’ operations would result in a decrease in our revenues, operating results, and earnings and could adversely affect the market price of our common stock.

In addition, as the retail grocery trade continues to consolidate and our retail customers grow larger and become more sophisticated, our retail customers may demand lower pricing and increased promotional programs. If we fail to use our sales and marketing expertise to maintain our category leadership positions to respond to these trends, or if we lower our prices or increase promotional support of our products and are unable to increase the volume of our products sold, our profitability and financial condition may be adversely affected.

For the manufacturing, co-packing and distribution of many of our products, we primarily rely on single source providers where a significant disruption in a facility or loss of arrangements could affect our business, financial condition, and results of operations.

With the exception of our Birds Eye’s frozen vegetable products which are produced in two facilities (Waseca, Minnesota and Darien, Wisconsin, which has approximately three times the production capacity of the Waseca location), none of our products are produced in significant amounts at multiple manufacturing facilities or co-packers. Significant unscheduled downtime at any of our facilities or co-packers due to equipment breakdowns, power failures, natural disasters, or any other cause could materially adversely affect our ability to provide products to our customers, which would have a material adverse effect on our business, financial condition and results of operations.

We rely upon co-packers for our Duncan Hines cake mixes, brownie mixes, specialty mixes, frosting products and a limited portion of our other manufacturing needs. We believe that there are a limited number of competent, high-quality co-packers in the industry, and if we were required to obtain additional or alternative co-packing agreements or arrangements in the future, we may not be able to do so on satisfactory terms or in a timely manner.

We sell a majority of our products in the United States through one national broker with whom we have a long-term working relationship. In Canada, we use one national broker to distribute the majority of our products. Our business could suffer disruption if either of these brokers were to default in the performance of their obligations to perform brokerage services or fail to effectively represent us to the retail grocery trade.

We are vulnerable to fluctuations in the price and supply of food ingredients, packaging materials, and freight.

The prices of the food ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of sugar, cucumbers, broccoli, corn, peas, green beans, flour (wheat), poultry, seafood, vegetable oils, shortening, meat, corn syrup and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control, such as general economic conditions, unanticipated demand, problems in production or distribution, natural disasters, weather conditions during the growing and harvesting seasons, insects, plant diseases, and fungi. Adverse weather conditions may occur more frequently as a result of climate change and other factors. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn could reduce our supplies of raw materials, lower recoveries of usable raw materials, increase the prices of our raw materials, increase our cost of storing raw materials if harvests are accelerated and processing capacity is unavailable, or interrupt or delay our production schedules if harvests are delayed.

We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

If our assessments and assumptions about commodity prices, as well as ingredient and other prices and currency exchange rates, prove to be incorrect in connection with our hedging or forward-buy efforts or planning cycles, our costs may be greater than anticipated and our financial results could be adversely affected. Volatility in commodity prices will impact our results of operations.

From time to time, we enter into commodity forward contracts to fix the price of natural gas, diesel fuel, corn, soybean oil and other commodity purchases at a future delivery date. However, such strategies do not fully address commodity price risk. Adverse movements in commodity prices over the terms of the contracts or instruments could decrease the economic benefits we derive from these strategies. Additionally, changes in the value of our commodities derivatives are recorded in the Cost of products sold line in our Consolidated Statements of Operations. Accordingly, volatility in commodities could result in volatility in our results of operations. As of December 30, 2012, the potential change in fair value of commodity derivative instruments, assuming a 10% adverse movement in the underlying commodity prices, would have resulted in an unrealized net loss of $1.0 million.

In addition, certain parts of our foreign operations in Canada expose us to fluctuations in foreign exchange rates. Net sales in Canada accounted for 3.4% of Consolidated Net Sales for fiscal 2012. We seek to reduce our exposure to such foreign exchange risks primarily through the use of foreign exchange-related derivative financial instruments. We enter into derivative financial instruments to protect the value or fix the amount of certain obligations in terms of our functional currency. As of December 30, 2012, a 10% decline in the U.S. dollar relative to the Canadian dollar would have decreased the fair value of our foreign exchange forward contracts by $5.0 million.

We may cease any of our current programs or use other hedging or derivative programs in the future. The extent of our hedges at any given time depends on our assessment of the markets for these commodities, natural gas and diesel fuel, including our assumptions about future prices and currency exchange rates. For example, if we believe market prices for the commodities we use are unusually high, we may choose to hedge less, or even none, of our upcoming requirements. If we fail to hedge and prices or currency exchange rates subsequently increase, or if we institute a hedge and prices or currency exchange rates subsequently decrease, our costs may be greater than anticipated or greater than our competitors’ costs and our financial results could be adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” for a discussion of our current hedging and derivatives programs.

We may not be able to successfully identify, evaluate and integrate businesses we may acquire in the future and we may not be able to realize anticipated cost savings, revenue enhancements, or other synergies from such acquisitions.

We may not be able to identify and complete acquisitions in the future, and our failure to identify and complete acquisitions could limit our ability to grow our business beyond our existing brands.

Our acquisition strategy involves a number of risks, including the following:

•	we may not be able to find suitable businesses to acquire at affordable valuations or on other acceptable terms;

•	our acquisition of suitable businesses could be prohibited by U.S. or foreign antitrust laws; and

•	we may have to obtain additional equity financing or incur additional debt to finance future acquisitions, and such financing may not be available on terms acceptable to us or at all.

The process of integrating an acquired business, involves risks. These risks include, but are not limited to:

•	demands on management related to the significant increase in the size of our business;

•	diversion of management’s attention from the management of daily operations;

•	difficulties in the assimilation of different corporate cultures and business practices;

•	difficulties in conforming the acquired company’s accounting policies to ours;

•	retaining the loyalty and business of the customers of acquired businesses;

•	retaining employees that may be vital to the integration of acquired businesses or to the future prospects of the combined businesses;

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difficulties and unanticipated expenses related to the integration of departments, information technology systems, including accounting systems, technologies, books and records, and procedures, and maintaining uniform standards, such as internal accounting controls, procedures, and policies;

•	costs and expenses associated with any undisclosed or potential liabilities;

•	the use of more cash or other financial resources on integration and implementation activities than we expect;

•	our ability to avoid labor disruptions in connection with any integration, particularly in connection with any headcount reduction; and

•	the incurrence of additional debt and related interest expense, contingent liabilities and amortization expenses related to intangible assets.

Failure to successfully integrate acquired businesses may result in reduced levels of revenue, earnings or operating efficiency than might have been achieved if we had not acquired such businesses.

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt, and prevent us from meeting our obligations under our indebtedness.

We are highly leveraged. As of December 30, 2012, as adjusted for the completion of this offering and the use of proceeds therefrom to repay certain of our outstanding indebtedness, our total indebtedness would have been $2,056.9 million. Our high degree of leverage could have important consequences, including:

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures, and future business opportunities or to pay dividends;

•	exposing us to the risk of increased interest rates because certain of our borrowings, including certain borrowings under our senior secured credit facilities, are at variable rates;

•	making it more difficult for us to make payments on our indebtedness;

•	increasing our vulnerability to general economic and industry conditions;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	subjecting us to restrictive covenants that may limit our flexibility in operating our business;

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limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, and general corporate or other purposes; and

•	placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

Despite our significant leverage, we may be able to incur significant additional amounts of debt, which could further exacerbate the risks associated with our significant leverage.

Litigation or claims regarding our trademarks and any other proprietary rights or termination of our material licenses may have a significant, negative impact on our business.

We attempt to protect our intellectual property rights through a combination of trademark, patent, copyright and trade secret laws. We consider our trademarks to be of significant importance to our business and devote resources to the establishment and protection of our trademarks and other intellectual property rights. However, our trademark or other intellectual property applications are not always approved. Third parties may also oppose our intellectual property applications, or otherwise challenge our use of our trademark or other intellectual property. The actions we have taken or will take in the future may not be adequate to prevent violation of our trademark or other proprietary rights by others or prevent others from seeking to block sales of our products as an alleged violation of their trademark or other proprietary rights. We may need to initiate future claims or litigation or defend claims or litigation against us to enforce our trademark or other proprietary rights or to defend ourselves against claimed infringement of the trademark or other proprietary rights of others. Any future claims or litigation of this type, even without merit, could result in a material adverse effect on our business, financial condition or results of operations. Any such future claims or litigation may: (a) be expensive and time consuming to defend; (b) cause us to cease making, licensing or using products that incorporate the challenged intellectual property; (c) require us to rebrand our products or redesign our packaging, if feasible; (d) divert management’s attention and resources; or (e) require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, which, if required, may not be available to us on acceptable terms or at all. Any inability to use our trademarks or other proprietary rights could harm our business and sales through reduced demand for our products and reduced revenues.

As described in greater detail under “Business—Intellectual Property”, we manufacture our Aunt Jemima, Armour, Swanson and Voila! brands under license agreements from various third parties. The loss of these licenses could have a material adverse effect on our business.

We may be unable to drive revenue growth in our key product categories or add products that are in faster growing and more profitable categories.

The food and beverage industry’s overall growth is linked to population growth. Our future results will depend on our ability to drive revenue growth in our key product categories. Because our operations are concentrated in North America, where growth in the food and beverage industry has been moderate, our success also depends in part on our ability to enhance our portfolio by adding innovative new products in faster growing and more profitable categories. Our failure to drive revenue growth in our key product categories or develop innovative products for new and existing categories could materially and adversely affect our profitability, financial condition and results of operations.

We may be subject to product liability claims should the consumption of any of our products cause injury, illness, or death.

We sell food products for human consumption, which involves risks such as product contamination or spoilage, misbranding, product tampering, and other adulteration of food products. Consumption of a misbranded, adulterated, contaminated, or spoiled product may result in personal illness or injury. We could be subject to claims or lawsuits relating to an actual or alleged illness or injury, and we could incur liabilities that are not insured or exceed our insurance coverage. Even if product liability claims against us are not successful or fully pursued, these claims could be costly and time consuming and may require our management to spend time defending the claims rather than operating our business.

A product that has been actually or allegedly misbranded or becomes adulterated could result in product withdrawals or recalls, destruction of product inventory, negative publicity, temporary plant closings, and substantial costs of compliance or remediation. Any of these events, including a significant product liability judgment against us, could result in a loss of demand for our food products, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Due to the seasonality of the business, our revenue and operating results may vary from quarter to quarter.

Our sales and cash flows are affected by seasonal cyclicality. Sales of frozen foods, including frozen vegetables and frozen complete bagged meals, tend to be marginally higher during the winter months. Seafood sales peak during Lent, in advance of the Easter holiday. Sales of pickles, relishes, barbecue sauces, potato chips and salad dressings tend to be higher in the spring and summer months, and demand for Duncan Hines products, Birds Eye vegetables and our pie and pastry fruit fillings tend to be higher around the Easter, Thanksgiving, and Christmas holidays. Since many of the raw materials we process under the Birds Eye and Vlasic brands are agricultural crops, production of these products is predominantly seasonal, occurring during and immediately following the purchase of such crops. We also increase our Duncan Hines inventories in advance of the peak fall selling season. As a result, our inventory levels tend to be higher during August, September, and October, and thus we require more working capital during these months. We are a seasonal net user of cash in the third quarter of the calendar year.

For these reasons, sequential quarterly comparisons are not a good indication of our performance or how we may perform in the future. If we are unable to obtain access to working capital or if seasonal fluctuations are greater than anticipated, there could be a material adverse effect on our financial condition, results of operations or cash flows.

We face risks associated with certain pension obligations.

We hold investments in equity and debt securities in our qualified defined benefit pension plans. Deterioration in the value of plan assets, resulting from a general financial downturn or otherwise, could cause an increase in the underfunded status of our defined benefit pension plans, thereby increasing our obligation to make contributions to the plans. The underfunding in our pension plans totaled $98.1 million as of December 30, 2012. The decrease in discount rates from approximately 6% in 2008 to approximately 3.9% in fiscal 2012 has had a significant impact to our funding status. We have contributed cash significantly in excess of expense for the last three years to improve the funded status of the plans and intend to continue to do so.

Our obligation to make contributions to the pension plans could reduce the cash available for working capital and other corporate uses and may have a material adverse impact on our operations, financial condition and liquidity.

Our financial well-being could be jeopardized by unforeseen changes in our employees’ collective bargaining agreements or shifts in union policy.

We employed approximately 3,700 people as of December 30, 2012, with approximately 53% of our hourly employees unionized. Due to the seasonality of our pickle and vegetable businesses, our employment fluctuates throughout the year, and thus our average number of employees was approximately 4,400 throughout fiscal 2012.

In September 2012, the collective bargaining agreement expired for 450 of our union employees in Ft. Madison, Iowa. On February 14, 2013, a new collective bargaining agreement, effective through September 2016, was ratified by our Ft. Madison union employees. Our contract with approximately 115 union employees at our Fennville, Michigan plant expired in January 2013. On February 20, 2013, a new collective bargaining agreement, effective through January 2017, was ratified by our Fennville union employees. In addition, in December 2013, the collective bargaining agreement will expire for approximately 480 employees at our Darien, Wisconsin plant.

Failure to extend or renew our collective bargaining agreements or a prolonged work stoppage or strike at any facility with union employees could have a material adverse effect on our business, financial condition, or results of operations. In addition, we may not be able to reach new agreements upon the expiration of our existing collective bargaining agreements and if we do reach new agreements, such agreements may not be on terms that we consider favorable. Furthermore, labor organizing activities could result in additional employees becoming unionized.

We and our third-party co-packers and suppliers are subject to laws and regulations relating to protection of the environment, worker health, and workplace safety. Costs to comply with these laws and regulations, or claims with respect to environmental, health and safety matters, could have a significant negative impact on our business.

Our operations are subject to various federal, state and local laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of solid and hazardous materials and wastes, employee exposure to hazards in the workplace and the cleanup of contaminated sites. We are required to obtain and comply with environmental permits for many of our operations, and sometimes we are required to install pollution control equipment or to implement operational changes to limit air emissions or wastewater discharges and/or decrease the likelihood of accidental releases of hazardous materials. We could incur substantial costs, including cleanup costs, civil or criminal fines or penalties, and third-party claims for property damage or personal injury as a result of any violations of environmental laws and regulations, noncompliance with environmental permit conditions or contamination for which we may be responsible that is identified or that may occur in the future. Such costs may be material.

Under federal and state environmental laws, we may be liable for the costs of investigation, removal or remediation of certain hazardous or toxic substances, as well as related costs of investigation and damage to natural resources, at various properties, including our current and former properties and the former properties of our predecessors, as well as offsite waste handling or disposal sites that we or our predecessors have used. Liability may be imposed upon us without regard to whether we knew of or caused the presence of such hazardous or toxic substances. Any such locations, or locations that we may acquire in the future, may result in liability to us under such laws or expose us to third party actions such as tort suits based on alleged conduct or environmental conditions. In addition, we may be liable if hazardous or toxic substances migrate from properties for which we may be responsible to other properties.

In addition to regulations applicable to our operations, failure by any of our co-packers or other suppliers to comply with regulations, or allegations of compliance failure, may disrupt their operations and could result in potential liability. Even if we were able to obtain insurance coverage or compensation for any losses or damages resulting from the non-compliance of a co-packer or supplier with applicable regulations, our brands and reputation may be adversely affected by negative perceptions of our brands stemming from such compliance failures.

We cannot predict what environmental or health and safety legislation or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted. We also cannot predict the amount of future expenditures that may be required in order to comply with such environmental or health and safety laws or regulations or to respond to environmental claims.

Our operations are subject to regulation by the U.S. Food and Drug Administration (“FDA”), U.S. Department of Agriculture (“USDA”), Federal Trade Commission (“FTC”) and other governmental entities and such regulations are subject to change from time to time which could impact how we manage our production and sale of products. Federal budget cuts could result in furloughs for government employees, including inspectors and reviewers for our plants and products and for our suppliers’ plants and products, which could materially impact our ability to manufacture regulated products.

Our operations are subject to extensive regulation by the FDA, the USDA and other national, state, and local authorities. For example, we are subject to the Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, and safety of food. Under this program, the FDA regulates manufacturing practices for foods through, among other things, its current “good manufacturing practices” regulations, or cGMPs, and specifies the recipes for certain foods. Our processing facilities and products are subject to periodic inspection by federal, state, and local authorities. In addition, we must comply with similar laws in Canada. In January 2011, the FDA’s Food Safety Modernization Act was signed into law. The law will increase the number of inspections at food facilities in the U.S. in an effort to enhance the detection of food borne illness outbreaks and order recalls of tainted food products. The FTC and other authorities regulate how we market and advertise our products, and we could be the target of claims relating to alleged false or deceptive advertising under federal, state, and foreign laws and regulations. Changes in these laws or regulations or the introduction of new laws or regulations could increase the costs of doing business for us or our customers or suppliers or restrict our actions, causing our results of operations to be adversely affected.

We seek to comply with applicable regulations through a combination of employing internal personnel to ensure quality-assurance compliance (for example, assuring that food packages contain only ingredients as specified on the package labeling) and contracting with third-party laboratories that conduct analysis of products for the nutritional-labeling requirements. Compliance with federal, state and local regulations is costly and time-consuming. Failure to comply with applicable laws and regulations or maintain permits and licenses relating to our operations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could result in increased operating costs resulting in a material adverse effect on our operating results and business. For example, on January 27, 2012, we issued a voluntary recall for certain Aunt Jemima frozen pancakes due to potential cross contamination with soy protein which may cause allergic reactions for people who have a soy allergy. The cost of this recall, net of insurance recoveries, was $3.2 million ($2.1 million in fiscal 2012 and $1.1 million in fiscal 2011).

In addition, current budget cuts proposed by the federal government could result in furloughs for government employees, including inspectors and reviewers for our plants and products and for our suppliers’ plants and products. Such furloughs could materially impact our ability to manufacture regulated products, which could have a material adverse effect on our business.

Our business operations could be disrupted if our information technology systems fail to perform adequately.

The efficient operation of our business depends on our information technology systems, some of which are managed by third-party service providers. We rely on our information technology systems to effectively manage our business data, communications, supply chain, order entry and fulfillment, and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, security breaches, cyber attacks and viruses. Any such damage or interruption could have a material adverse effect on our business.

We have a significant amount of goodwill and intangible assets on our Consolidated Balance Sheets that are subject to impairment based upon future adverse changes in our business and the overall economic environment.

At December 30, 2012, the carrying value of goodwill and tradenames was $1,441.5 million and $1,604.0 million, respectively. We evaluate the carrying amount of goodwill and indefinite-lived intangible assets for impairment on an annual basis, in December, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. We have recorded impairment charges in recent years, including a $0.5 million tradename impairment to our Bernstein’s tradename in fiscal 2012 and $148.2 million of goodwill and tradename impairments in fiscal 2011. The value of goodwill and intangible assets will be derived from our business operating plans and is susceptible to an adverse change in demand, input costs, general changes in the business, or changes in the overall economic environment and could require an impairment charge in the future.

If we are unable to retain our key management personnel, our future performance may be impaired and our financial condition could suffer as a result.

Our success depends to a significant degree upon the continued contributions of senior management, certain of whom would be difficult to replace. Departure by certain of our executive officers could have a material adverse effect on our business, financial condition, or results of operations. We do not maintain key-man life insurance on any of our executive officers. The services of such personnel may not continue to be available to us.

We may not be able to utilize all of our net operating loss carryovers.

If there is an unfavorable adjustment from an United States Internal Revenue Service (“IRS”) examination (whether as a result of a change in law or IRS policy or otherwise) that reduces any of our NOLCs, cash taxes may increase and impact our ability to pay dividends or make interest payments on our indebtedness. As of December 30, 2012, we had NOLCs for U.S. federal income tax purposes of $1.1 billion. In general, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” is subject to annual limitations on its ability to utilize its pre-change NOLCs to offset future taxable income. Certain of our existing NOLCs are subject to annual limitations under Section 382 of the Code. In addition, if we undergo an ownership change in the future, our ability to utilize NOLCs could be further limited by Section 382 of the Code. This offering could increase the risk of an ownership change, and future shifts in ownership of our common stock (including future sales by Blackstone) may cause an ownership change. These limitations and/or our failure to generate sufficient taxable income may result in the expiration of the NOLCs before they are utilized. For further detail on our NOLCs, see Note 15 “Taxes on Earnings” to our audited consolidated financial statements included elsewhere in this prospectus.

Affiliates of Blackstone control us and their interests may conflict with ours or yours in the future.

Immediately following the dissolution of Peak Holdings LLC and this offering of common stock, affiliates of Blackstone will beneficially own approximately     % of our common stock, or approximately     % if the underwriters exercise in full their option to purchase additional shares. As a result, affiliates of Blackstone will have the ability to elect all of the members of our Board of Directors and thereby control our policies and operations, including the appointment of management, future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, the incurrence of debt by us, amendments to our amended and restated certificate of incorporation and amended and restated bylaws and the entering into of extraordinary transactions, and their interests may not in all cases be aligned with your interests. In addition, Blackstone may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. For example, Blackstone could cause us to make acquisitions that increase our indebtedness or cause us to sell revenue-generating assets. Blackstone is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated certificate of incorporation will provide that none of Blackstone, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Blackstone also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as Blackstone continues to own a significant amount of our combined voting power, even if such amount is less than 50%, it will continue to be able to strongly influence or effectively control our decisions and, so long as Blackstone and its affiliates collectively own at least 5% of our outstanding common stock, appoint individuals to our Board of Directors under a stockholders agreement which we expect to adopt in connection with this offering. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” In addition, Blackstone will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our Company or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of our Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our Company and ultimately might affect the market price of our common stock.

Risks Related to this Offering and Ownership of Our Common Stock

No market currently exists for our common stock, and an active, liquid trading market for our common stock may not develop, which may cause our common stock to trade at a discount from the initial offering price and make it difficult for you to sell the common stock you purchase.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market on The New York Stock Exchange or otherwise or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling any of our common stock that you purchase. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

You will incur immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

Prior stockholders have paid substantially less per share of our common stock than the price in this offering. The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of outstanding common stock prior to completion of the offering. Based on our net tangible book value as of December 30, 2012 and upon the issuance and sale of              shares of common stock by us at an assumed initial public offering price of $         per share (the midpoint of the estimated price range set forth on the cover page of this prospectus), if you purchase our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $         per share in net tangible book value. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the pro forma net tangible book value per share of our common stock upon completion of this offering. If the underwriters exercise their option to purchase additional shares, or if outstanding options to purchase our common stock are exercised, you will experience additional dilution. You may experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, executive officers and directors under our 2013 Omnibus Incentive Plan or other omnibus incentive plans. See “Dilution.”

Our stock price may change significantly following the offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.

The trading price of our common stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Related to Our Business” and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	changes in economic conditions for companies serving our markets;

•	changes in market valuations of, or earnings and other announcements by, companies serving our markets;

•	declines in the market prices of stocks generally, particularly those of packaged food companies;

•	strategic actions by us or our competitors;

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announcements by us, our competitors or our vendors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the packaged food company environment;

•	changes in business or regulatory conditions;

•	future sales of our common stock or other securities;

•	investor perceptions or the investment opportunity associated with our common stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for our stock;

•	changes in accounting principles; and

•	other events or factors, including those resulting from manufacturing system failures and disruptions, natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We may decide not to pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

After completion of this offering, we intend to pay a regular quarterly cash dividend of approximately $     per share on our common stock, subject to the discretion of our Board of Directors and our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our Board of Directors may deem relevant. For more information, see “Dividend Policy.” We may decide not to pay a dividend in the future or discontinue paying any dividend if we do commence paying dividends.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.

After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of this offering we will have a total of              shares of common stock outstanding. Of the outstanding shares, the              shares sold in this offering (or              shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including our directors, executive officers and other affiliates (including affiliates of Blackstone) may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining              shares, representing     % of our total outstanding shares of common stock following this offering, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”

In connection with this offering, we, our directors and executive officers, and holders of substantially all of our common stock prior to this offering have each agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock (including any shares of our common stock or restricted stock received in connection with the dissolution of Peak Holdings LLC) or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. See “Underwriting (Conflicts of Interest)” for a description of these lock-up agreements.

In connection with this offering, certain of our employees who hold equity awards issued by Peak Holdings LLC, our parent company, will receive shares of our common stock and restricted stock. Such shares and restricted stock generally will be subject to a 180-day transfer restriction.

In addition,              shares of common stock will be eligible for sale upon exercise of vested options. As soon as practicable following this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and the shares of common stock subject to issuance under the 2013 Omnibus Incentive Plan to be adopted in connection with this offering. Any such Form S-8 registration statements will automatically become effective upon filing. We expect that the initial registration statement on Form S-8 will cover              shares of common stock. Once these shares are registered, they can be sold in the public market upon issuance, subject to restrictions under the securities laws applicable to resales by affiliates.

Upon the expiration of the lock-up agreements described above, the remaining              shares will be eligible for resale, of which              would be subject to volume, manner of sale and other limitations under Rule 144. In addition, pursuant to a registration rights agreement to be entered into in connection with this offering, we will grant Blackstone the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act and we will grant Blackstone and certain members of management piggyback registration rights providing them the right to have us include the shares of our common stock they own in any registration by the Company. By exercising their registration rights and selling a large number of shares, the selling stockholders could cause the prevailing market price of our common stock to decline. Following completion of this offering, the shares covered by registration rights would represent approximately     % of our outstanding common stock (or     %, if the underwriters exercise in full their option to purchase additional shares). Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

•	a classified Board of Directors with staggered three-year terms;

•	the ability of our Board of Directors to issue one or more series of preferred stock;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	certain limitations on convening special stockholder meetings;

•

the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors; and

•

that certain provisions may be amended only by the affirmative vote of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class, if Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

We will be a “controlled company” within the meaning of the NYSE rules and the rules of the United States Securities and Exchange Commission (“SEC”). As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

After completion of this offering, affiliates of Blackstone will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the Board of Directors consist of “independent directors” as defined under the rules of the NYSE;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our nominating/corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

In addition, on June 20, 2012, the SEC adopted Rule 10C-1 under the Exchange Act (“Rule 10C-1”) to implement provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) pertaining to compensation committee independence and the role and disclosure of compensation consultants and other advisers to the compensation committee. The NYSE has since adopted amendments to its existing listing standards to comply with provisions of Rule 10C-1, and on January 11, 2013, the SEC approved such amendments. The amended listing standards require, among others, that:

•	compensation committees be composed of fully independent directors, as determined pursuant to new and existing independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisers; and

•

compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisers, certain independence factors, including factors that examine the relationship between the consultant or adviser’s employer and us.

As a “controlled company”, we will not be subject to these compensation committee independence requirements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” All statements, other than statements of historical facts included in this prospectus, including statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, financing needs, plans or intentions relating to acquisitions, business trends and other information referred to under “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements. When used in this prospectus, the words “estimates,” “expects,” “contemplates”, “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “may,” “should” and variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Such risks, uncertainties and other important factors include, among others, the risks, uncertainties and factors set forth above under “Risk Factors,” and the following risks, uncertainties and factors:

•	competition;

•	our ability to predict, identify, interpret and respond to changes in consumer preferences;

•	the loss of any of our major customers;

•	our reliance on single source provider for the manufacturing, co-packing and distribution of many of our products;

•	fluctuations in price and supply of food ingredients, packaging materials and freight;

•	volatility in commodity prices and our failure to mitigate the risks related to commodity price fluctuation and foreign exchange risk through the use of derivative instruments;

•	costs and timeliness of integrating future acquisitions or our failure to realize anticipated cost savings, revenue enhancements or other synergies therefrom;

•	our substantial leverage;

•	litigation or claims regarding our intellectual property rights or termination of our material licenses;

•	our inability to drive revenue growth in our key product categories or to add products that are in faster growing and more profitable categories;

•	potential product liability claims;

•	seasonality;

•	the funding of our defined benefit pension plans;

•	changes in our collective bargaining agreements or shifts in union policy;

•	changes in the cost of compliance with laws and regulations, including environmental, worker health and workplace safety laws and regulations;

•	our failure to comply with FDA, USDA or FTC regulations and the impact of governmental budget cuts;

•	disruptions in our information technology systems;

•	future impairments of our goodwill and intangible assets;

•	difficulty in the hiring or the retention of key management personnel;

•	changes in tax statutes, tax rates, or case laws which impact tax positions we have taken; and

•	Blackstone controlling us.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements, including factors disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the risks, uncertainties and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. All forward-looking statements in this prospectus apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $517 million from the sale of              shares of our common stock in this offering, assuming an initial public offering price of $         per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions. If the underwriters exercise in full their option to purchase additional shares, the net proceeds to us will be approximately $594.6 million.

We intend to use a portion of the net proceeds from this offering to redeem $465 million in aggregate principal amount of our 9.25% Senior Notes due April 1, 2015 at a redemption price of 100%. Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and Macquarie Capital (USA) Inc., or certain of their affiliates, are holders of our 9.25% Senior Notes due 2015 and as a result will receive a portion of the proceeds of this offering. See “Underwriting (Conflicts of Interest).”

We intend to use the remaining net proceeds, together with cash on hand, to repay $85 million of the Tranche B Non-Extended Term Loans. As of December 30, 2012, there was $243.3 million of the Tranche B Non-Extended Term Loans outstanding. The Tranche B Non-Extended Term Loans mature on April 2, 2014. Blackstone Advisory Partners L.P., or certain of its affiliates, are lenders under our Tranche B Non-Extended Term Loans due 2014 and, as a result, will receive a portion of the proceeds from this offering. See “Underwriting (Conflicts of Interest).”

Borrowings under the Tranche B Non-Extended Term Loans had a weighted average interest rate of 2.74% for the fiscal year ended December 30, 2012. Borrowings under the Tranche B Non-Extended Term Loans bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus ½ of 1% and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1% or (b) a LIBOR rate determined by reference to the BBA LIBOR rate for the interest period relevant to such borrowing. The margin for the Tranche B Non-Extended Term Loans is based on a total leverage based grid and is currently 1.50%, in the case of base rate loans, and 2.50%, in the case of LIBOR rate loans. See “Description of Indebtedness—Senior Secured Credit Agreement.”

We will pay the fees and expenses related to this offering (other than underwriting discount and commissions) and the use of proceeds therefrom (including the payment of accrued and unpaid interest) with cash generated from operations.

To the extent we raise more proceeds in this offering than currently estimated, we will redeem additional Tranche B Non-Extended Term Loans. To the extent we raise less proceeds in this offering than currently estimated, we will first reduce the amount of Tranche B Non-Extended Term Loans that will be repaid and then, if necessary, we will reduce the amount of our 9.25% Senior Notes due 2015 that will be redeemed.

In connection with this offering, we intend to terminate the Advisory Agreement in accordance with its terms. Upon completion of this offering, pursuant to and in connection with the terms of the Advisory Agreement, we will pay a termination fee equal to approximately $15.1 million to Blackstone Management Partners L.L.C., an affiliate of Blackstone and of Blackstone Advisory Partners L.P., with available cash on hand.

An increase (decrease) of 1,000,000 shares from the expected number of shares to be sold by us in this offering, assuming no change in the assumed initial public offering price per share, the mid-point of the estimated price range set forth on the cover of this prospectus, would increase (decrease) our net proceeds from this offering by $         million. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, based on the mid-point of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions.

DIVIDEND POLICY

We have never declared or paid dividends to the holders of our common stock, including in the fiscal years 2012, 2011 and 2010. After completion of this offering, we intend to pay a regular quarterly cash dividend of approximately $     per share on our common stock, subject to the discretion of our Board of Directors and our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our Board of Directors may deem relevant.

Because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. In particular, the ability of our subsidiaries to distribute cash to Pinnacle Foods Inc. to pay dividends is limited by covenants in our senior secured credit facilities and the indentures governing our senior notes. See “Description of Indebtedness” for a description of the restrictions on our ability to pay dividends. We do not currently believe that the restrictions contained in our existing indebtedness will impair our ability to pay regular quarterly cash dividends as described above.

DILUTION

If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing stockholders.

Our net tangible book deficit as of December 30, 2012 was approximately $576.9 million, or $         per share of our common stock. We calculate net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.

After giving effect to our sale of the shares in this offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions, our adjusted net tangible book value on December 30, 2012 would have been $         million, or $         per share of our common stock. This amount represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $         per share to existing stockholders and an immediate and substantial dilution in net tangible book value of $         per share to new investors purchasing shares in this offering at the assumed initial public offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Net tangible book value (deficit) per share as of December 30, 2012
Increase in tangible book value per share attributable to new investors
Adjusted net tangible book value (deficit) per share after this offering

Dilution per share to new investors	$

Dilution is determined by subtracting adjusted net tangible book value per share of common stock after the offering from the initial public offering price per share of common stock.

If the underwriters exercise in full their option to purchase additional shares, the adjusted tangible book value per share after giving effect to the offering would be $         per share. This represents an increase in adjusted net tangible book value (or a decrease in net tangible book value deficit) of $         per share to the existing stockholders and dilution in adjusted net tangible book value of $         per share to new investors.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions, a $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover of this prospectus, would increase or decrease the net tangible book value attributable to new investors purchasing shares in this offering by $         per share and the dilution to new investors by $         per share and increase or decrease the adjusted net tangible book value per share after offering by $         per share.

The following table summarizes, as of December 30, 2012, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total			%	$		%	$

If the underwriters were to fully exercise the underwriters’ option to purchase              additional shares of our common stock, the percentage of shares of our common stock held by existing stockholders who are directors, officers or affiliated persons would be     % and the percentage of shares of our common stock held by new investors would be     %.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions, a $1.00 increase or decrease in the assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million.

To the extent that we grant options to our employees in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 30, 2012:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (1) the sale by us of approximately              shares of our common stock in this offering, after deducting estimated underwriting discounts and commissions; (2) the application of the estimated net proceeds from the offering at an assumed initial public offering price of $         per share, the mid-point of the price range set forth on the cover page of this prospectus, as described in “Use of Proceeds”; (3) the payment of $15.1 million to Blackstone Management Partners L.L.C. in connection with the termination of the Advisory Agreement; and (4) the payment of estimated fees and expenses in connection with this offering and the use of proceeds therefrom.

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Indebtedness,” as well as the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of December 30, 2012
	Actual	As adjusted
	($ in millions, except par value and share numbers)
Cash and cash equivalents	$92.3	$42.3

Long-term debt, including current portion of long-term debt:
Senior Secured Credit Facilities:
Revolving Credit Facility	—	—
Tranche B Non-Extended Term Loans due 2014	243.3	158.3
Tranche B Extended Term Loans due 2016	637.9	637.9
Tranche E Term Loans due 2018	398.0	398.0
Tranche F Term Loans due 2018	448.9	448.9
9.25% Senior Notes due 2015	465.0	—
8.25% Senior Notes due 2017	400.0	400.0
Unamortized discount on long term debt	(7.2)	(7.2)
Capital lease obligations	21.0	21.0

Total long-term debt	$2,606.9	2,056.9

Stockholders’ equity:
Common stock, $ 0.01 par value, (2,000,000 shares authorized, actual; shares issued and outstanding, actual; 500,000,000 shares authorized, as adjusted; and shares issued and outstanding, as adjusted)	—	—
Additional paid-in capital	$697.3	$1,212.3
Retained Earnings	253.0	$238.0
Accumulated other comprehensive (loss) income	(61.6)	(61.6)

Total stockholders’ equity	888.7	1,388.7 (2)

Total capitalization	$3,495.6	3,445.6

(1)

To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $         per share assumed initial public offering price, representing the midpoint of the estimated price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of total stockholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share of the common stock, assuming no change in the number of shares of common stock to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of total stockholders’ equity and total capitalization by approximately $         million. An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and our total stockholders’ equity and total capitalization by approximately $         million. To the extent we raise more proceeds in this offering than currently estimated, we will redeem additional Tranche B Non-Extended Term Loans. To the extent we raise less proceeds in this offering than currently estimated, we will first reduce the amount of Tranche B Non-Extended Term Loans that will be repaid, and then, if necessary, we will reduce the amount of our 9.25% Senior Notes due 2015 that will be redeemed.

(2)	Does not reflect the expected write-off of deferred financing fees associated with our 9.25% Senior Notes due 2015 and the Tranche B Non-Extended Term Loans of approximately $4.2 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Set forth below is our selected historical consolidated financial data as of the dates and for the periods indicated.

The selected financial data as of December 25, 2011 and December 30, 2012 and for each of the fiscal years ended December 26, 2010, December 25, 2011 and December 30, 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected financial data as of December 28, 2008, December 27, 2009 and December 26, 2010 and for the fiscal year ended December 28, 2008 and December 27, 2009 have been derived from our audited consolidated financial statements, which are not included in this prospectus. Share and per share data for the fiscal years ended December 26, 2010, December 25, 2011 and December 30, 2012 has been retroactively adjusted to give effect to the     -for-one stock split which occurred on                 , 2013.

Our historical results are not necessarily indicative of future operating results. The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

($ in millions, other than per share and share data)	(52 weeks) Fiscal year ended December 28, 2008	(52 weeks) Fiscal year ended December 27, 2009	(52 weeks) Fiscal year ended December 26, 2010	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012
Statement of Operations Data:
Net sales	$1,556.4	$1,642.9	$2,436.7	$2,469.6	$2,478.5
Cost of products sold	1,217.9	1,263.6	1,834.4	1,854.7	1,893.9

Gross profit	338.5	379.3	602.3	614.9	584.6
Operating expenses
Marketing and selling	111.4	123.8	172.3	171.6	169.7
Administrative expenses	47.8	62.7	110.0	80.5	89.4
Research and development expenses	3.5	4.6	9.4	8.0	12.0
Goodwill impairment charges	—	—	—	122.9	—
Other expense (income), net	24.4	42.2	45.5	48.6	29.8

Total operating expenses	187.1	233.3	337.2	431.6	300.9

Earnings before interest and taxes	151.4	146.0	265.1	183.3	283.7
Interest expense	153.3	121.2	236.0	208.3	198.5
Interest income	0.3	0.1	0.3	0.2	0.1

Earnings (loss) before income taxes	(1.6)	24.9	29.4	(24.8)	85.3
Provision (benefit) for income taxes	27.0	(277.7)	7.4	22.1	32.7

Net earnings (loss)	$(28.6)	$302.6	$22.0	$(46.9)	$52.6

Net earnings (loss) per share:
Basic
Diluted
Weighted average shares outstanding:
Basic
Diluted

Cash Flow:
Net cash provided by (used in):
Operating activities	$16.8	$116.2	$257.0	$204.2	$202.9
Investing activities	(32.6)	(1,366.8)	(81.3)	(109.4)	(77.7)
Financing activities	14.2	1,319.8	(134.3)	(59.0)	(184.1)

Balance sheet data (at end of period):
Cash and cash equivalents	$4.3	$73.9	$115.3	$151.0	$92.3
Working capital (1)	131.2	364.6	344.4	408.7	404.1
Total assets	2,632.2	4,538.5	4,491.6	4,451.6	4,400.0
Total debt (2)	1,785.4	2,888.7	2,803.5	2,756.0	2,608.9
Total liabilities	2,324.6	3,664.1	3,596.5	3,606.3	3,511.3
Total shareholders’ equity	307.6	874.4	895.1	845.4	888.7

Other Financial Data:
Adjusted gross profit (3)	$375.8	$670.6	$698.5	$694.0	$674.9
Adjusted EBITDA (4)	223.0	390.8	446.9	449.7	426.1
Capital expenditures	32.6	52.0	81.3	117.3	78.3

The selected financial data presented above is impacted by the Blackstone Transaction and by the Birds Eye Acquisition.

(1)	Working capital excludes notes payable, revolving debt facility and current portion of long-term debt.
(2)	Total debt includes notes payable, revolving debt facility and current portion of long-term debt.
(3)

Adjusted gross profit is defined as gross profit before depreciation, certain non-cash items, acquisition, merger and other restructuring charges and other adjustments noted in the table below. Our management uses Adjusted gross profit as an operating performance measure. We believe that the presentation of Adjusted gross profit is useful to investors because it is consistent with our definition of Adjusted EBITDA (defined below), a measure frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. In addition, we also use targets based on Adjusted gross profit as one of the components used to evaluate our management’s performance. Adjusted gross profit is not defined under GAAP, should not be considered in isolation or as substitutes for measures of our performance prepared in accordance with GAAP and is not indicative of gross profit as determined under GAAP.

The following table provides a reconciliation from our gross profit to Adjusted gross profit for the fiscal years ended December 28, 2008, December 27, 2009, December 26, 2010, December 25, 2011 and December 30, 2012.

($ in millions)	(52 weeks) Fiscal year ended December 28, 2008	(52 weeks) Fiscal year ended December 27, 2009	(52 weeks) Fiscal year ended December 26, 2010	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012
Gross profit	$338.5	$379.3	$602.3	$614.9	$584.6
Depreciation expense (a)	38.7	43.5	53.5	65.0	73.0
Acquired gross profit- Birds Eye Acquisition (b)	—	246.3	—	—	—
Non-cash items (c)	(2.0)	0.8	38.2	3.0	(1.2)
Acquisition, merger and other restructuring charges (d)	0.6	0.6	4.3	9.9	16.9
Other adjustment items(e)	—	—	0.2	1.3	1.6

Adjusted gross profit	$375.8	$670.6	$698.5	$694.0	$674.9

(a)	Includes accelerated depreciation from plant closures of $0.7 million for fiscal year 2010, $14.1 million for fiscal year 2011 and $21.0 million for fiscal year 2012.
(b)	Represents the acquired gross profit for Birds Eye for the period of fiscal year 2009 prior to the Birds Eye Acquisition, calculated consistent with our definition of Adjusted gross profit.
(c)	Non-cash items are comprised of the following:

($ in millions)	(52 weeks) Fiscal year ended December 28, 2008	(52 weeks) Fiscal year ended December 27, 2009	(52 weeks) Fiscal year ended December 26, 2010	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012
Non-cash compensation charges (1)	$0.1	$0.5	$0.4	$0.2	$0.1
Unrealized losses (gains) resulting from hedging activities (2)	(2.1)	(0.2)	0.7	1.6	(1.3)
Other impairment charges (3)	—	—	—	1.3	—
Effects of adjustments related to the application of purchase accounting (4)	—	0.5	37.1	—	—

Total non-cash items	$(2.0)	$0.8	$38.2	$3.0	$(1.2)

(1)	Represents non-cash compensation charges related to the granting of equity awards.
(2)	Represents non-cash gains and losses resulting from mark-to-market obligations under derivative contracts.
(3)	For fiscal year 2011, represents a plant asset impairment on the previously announced closure of the Tacoma, Washington facility of $1.3 million.
(4)	For fiscal year 2009 and fiscal year 2010, represents expense related to the write-up to fair market value of inventories acquired as a result of the Birds Eye Acquisition.

(d)	Acquisition, merger and other restructuring charges are comprised of the following:

($ in millions)	(52 weeks) Fiscal year ended December 28, 2008	(52 weeks) Fiscal year ended December 27, 2009	(52 weeks) Fiscal year ended December 26, 2010	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012
Restructuring charges, integration costs and other business optimization expenses (1)	$0.4	$0.4	$4.1	$9.3	$16.9
Employee severance and recruiting (2)	0.2	0.2	0.2	0.6	—

Total acquisition, merger and other restructuring charges	$0.6	$0.6	$4.3	$9.9	$16.9

(1)

For fiscal year 2008, represents consultant expenses incurred to optimize our distribution network. For fiscal year 2009, represents consultant expense incurred to execute yield and labor savings in our plants. For fiscal year 2010, primarily represents integration costs related to the Birds Eye Acquisition. For fiscal year 2011, primarily represents restructuring charges and consulting and business optimization expenses related to the closings of the Tacoma, Washington and Fulton, New York facilities. For fiscal year 2012, primarily represents restructuring charges and consulting and business optimization expenses related to the closings of the Tacoma, Washington, Fulton, New York and Millsboro, Delaware facilities.

(2)	Represents severance costs paid or accrued to terminated employees.

(e)	Other adjustment items are comprised of the following:

($ in millions)	(52 weeks) Fiscal year ended December 28, 2008	(52 weeks) Fiscal year ended December 27, 2009	(52 weeks) Fiscal year ended December 26, 2010	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012
Other (1)	—	—	$0.2	$1.3	$1.6

Total other adjustments	—	—	$0.2	$1.3	$1.6

(1)	For fiscal year 2010, represents miscellaneous other cost. For fiscal year 2011 and fiscal year 2012, primarily represents the recall of Aunt Jemima product, net of insurance recoveries.

(4)

Adjusted EBITDA is defined as net earnings (loss) before interest expense, taxes, depreciation and amortization (“EBITDA”) and other adjustments noted in the table below. Our management uses Adjusted EBITDA as an operating performance measure. We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. In addition, targets for Adjusted EBITDA are among the measures we use to evaluate our management’s performance for purposes of determining their compensation under our incentive plans.

EBITDA and Adjusted EBITDA do not represent net earnings or loss or cash flow from operations as those terms are defined by GAAP and do not necessarily indicate whether cash flows will be sufficient to fund cash needs. In particular, Adjusted EBITDA includes certain non-cash, extraordinary, unusual or non-recurring charges that are deducted in calculating net earnings or loss. However, these are expenses that vary greatly and are difficult to predict. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA are not necessarily comparable to other similarly titled captions of other companies. In addition, under the credit agreement governing our senior secured credit facilities and the indentures governing our senior notes, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is tied to a ratio based on Adjusted EBITDA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Covenant Compliance.”

The following table provides a reconciliation from our net earnings (loss) to EBITDA and Adjusted EBITDA for the fiscal years ended December 28, 2008, December 27, 2009, December 26, 2010, December 25, 2011 and December 30, 2012.

($ in millions)	(52 weeks) Fiscal year ended December 28, 2008	(52 weeks) Fiscal year ended December 27, 2009	(52 weeks) Fiscal year ended December 26, 2010	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012
Net earnings (loss)	$(28.6)	$302.6	$22.0	$(46.9)	$52.6
Interest expense, net	153.0	121.1	235.7	208.1	198.4
Income tax expense (benefit)	27.0	(277.7)	7.4	22.1	32.7
Depreciation and amortization expense	62.5	65.5	78.1	88.5	98.1

EBITDA	$213.9	$211.5	$343.2	$271.8	$381.7

Acquired EBITDA- Birds Eye Acquisition (a)	—	$142.3	—	—	—
Non-cash items (b)	$3.8	4.7	$71.5	$152.2	$0.1
Acquisition, merger and other restructuring charges (c)	2.7	29.8	27.5	20.3	23.3
Other adjustment items (d)	2.6	2.5	4.7	5.5	21.0

Adjusted EBITDA	$223.0	$390.8	$446.9	$449.7	$426.1

(a)	Represents the acquired EBITDA for Birds Eye for the period of fiscal year 2009 prior to the Birds Eye Acquisition, calculated consistent with our definition of Adjusted EBITDA.

(b)	Non-cash items are comprised of the following:

($ in millions)	(52 weeks) Fiscal year ended December 28, 2008	(52 weeks) Fiscal year ended December 27, 2009	(52 weeks) Fiscal year ended December 26, 2010	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012
Non-cash compensation charges (1)	$0.8	$3.2	$4.7	$1.1	$0.9
Unrealized (gains) losses resulting from hedging activities (2)	(2.1)	(0.3)	0.7	1.6	(1.3)
Goodwill impairment charge (3)	—	—	—	122.9	—
Other impairment charges (4)	15.1	1.3	29.0	26.6	0.5
Non-cash gain on litigation settlement (5)	(10.0)	—	—	—	—
Effects of adjustments related to the application of purchase accounting (6)	—	0.5	37.1	—	—

Total non-cash items	$3.8	$4.7	$71.5	$152.2	$0.1

(1)	Represents non-cash compensation charges related to the granting of equity awards.
(2)	Represents non-cash gains and losses resulting from mark-to-market adjustments of obligations under derivative contracts.
(3)	For fiscal year 2011, represents goodwill impairments on the Frozen Breakfast ($51.7 million), Private Label ($49.7 million) and Food Service ($21.5 million) reporting units.
(4)

For fiscal year 2008, represents impairment charges for the Van de Kamp’s ($8.0 million), Mrs. Paul’s ($5.6 million), Lenders ($0.9 million) and Open Pit tradenames ($0.6 million). For fiscal year 2009, represents an impairment charge for the Swanson tradename ($1.3 million). For fiscal year 2010, represents an impairment for the Hungry-Man tradename ($29.0 million). For fiscal year 2011, represents tradename impairments on Aunt Jemima ($23.7 million), Lenders ($1.2 million) and Bernstein’s ($0.4 million), as well as a plant asset impairment on the previously announced closure of the Tacoma, Washington facility ($1.3 million). For fiscal year 2012, represents tradename impairment of Bernstein’s ($0.5 million).

(5)	For fiscal year 2008, represents the excess of the accrued liability established in purchase accounting over the amount of the cash payment in the litigation settlement.
(6)	For fiscal year 2009 and fiscal year 2010, represents expense related to the write-up to fair market value of inventories acquired as a result of the Birds Eye Acquisition.

(c)	Acquisition, merger and other restructuring charges are comprised of the following:

($ in millions)	(52 weeks) Fiscal year ended December 28, 2008	(52 weeks) Fiscal year ended December 27, 2009	(52 weeks) Fiscal year ended December 26, 2010	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012
Expenses in connection with an acquisition or other merger costs (1)	$0.7	$25.2	$0.9	$8.8	$2.3
Restructuring charges, integration costs and other business optimization expenses (2)	1.0	1.0	25.5	9.5	20.0
Employee severance and recruiting (3)	1.0	3.6	1.1	2.0	1.0

Total acquisition, merger and other restructuring charges	$2.7	$29.8	$27.5	$20.3	$23.3

(1)

For fiscal year 2008, represents additional costs related to the Blackstone Transaction. For fiscal year 2009 and fiscal year 2010, primarily represents costs related to the Birds Eye Acquisition as well as other expenses related to due diligence investigations. For fiscal year 2011, primarily represents an $8.5 million legal settlement related to the Lehman Brothers Specialty Financing claim described in more detail in Note 12 to our audited consolidated financial statements included elsewhere in this prospectus and in “Business—Legal Proceedings.” For fiscal year 2012, primarily represents expenses related to this offering and due diligence investigations.

(2)

For fiscal year 2008, represents expenses incurred to reconfigure the freezer space in our Mattoon, Illinois warehouse, as well as consultant expense incurred to execute labor and yield savings in our plants. For fiscal year 2009, represents consultant expense incurred to execute yield and labor savings in our plants. For fiscal year 2010, primarily represents employee termination benefits and lease termination costs related to the closing of the Rochester, New York office and integration costs related to the Birds Eye Acquisition. For fiscal year 2011, primarily represents restructuring charges and consulting and business optimization expenses related to the closings of the Tacoma, Washington and Fulton, New York facilities. For fiscal year 2012, primarily represents restructuring charges and consulting and business optimization expenses related to the closings of the Tacoma, Washington, Fulton, New York, Green Bay, Wisconsin and Millsboro, Delaware facilities.

(3)

For fiscal year 2009, principally represents severance and recruiting costs related to the change in the Chief Executive Officer. For fiscal year 2008, fiscal year 2010, fiscal year 2011 and fiscal year 2012, represents severance costs paid or accrued to terminated employees.

(d)	Other adjustment items are comprised of the following:

($ in millions)	(52 weeks) Fiscal year ended December 28, 2008	(52 weeks) Fiscal year ended December 27, 2009	(52 weeks) Fiscal year ended December 26, 2010	(52 weeks) Fiscal year ended December 25, 2011	(53 weeks) Fiscal year ended December 30, 2012
Management, monitoring, consulting and advisory fees (1)	$2.6	$2.5	$4.5	$4.6	$4.7
Other (2)	—	—	0.2	0.9	16.3

Total other adjustments	$2.6	$2.5	$4.7	$5.5	$21.0

(1)

For fiscal year 2008, represents management/advisory fees and expenses paid to Blackstone. For fiscal year 2009, fiscal year 2010, fiscal year 2011 and fiscal year 2012, represents management/advisory fees and expenses paid to an affiliate of Blackstone pursuant to the Advisory Agreement. We intend to terminate the Advisory Agreement in accordance with its terms in connection with the completion of this offering. See “Use of Proceeds.”

(2)

For fiscal year 2010, represents miscellaneous other cost. For fiscal year 2011, primarily represents a gain on the sale of the Watsonville, California property and costs for the recall of Aunt Jemima product of $1.1 million, net of insurance recoveries. For fiscal year 2012, primarily represents $14.3 million of the premiums paid on the redemption of $150.0 million of 9.25% Senior Notes due 2015, the redemption of $199.0 million of 10.625% Senior Subordinated Notes due 2017 and the repurchase and retirement of $10.0 million of 9.25% Senior Notes due 2015, and costs for the recall of Aunt Jemima product of $2.1 million, net of insurance recoveries.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion contains management’s discussion and analysis of our financial condition and results of operations and should be read together with “Summary Historical Consolidated Financial Data,” “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. You should read “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Information presented for the fiscal years ended December 30, 2012, December 25, 2011 and December 26, 2010 is derived from our audited consolidated financial statements for those periods included elsewhere in this prospectus.

Overview

We are a leading manufacturer, marketer and distributor of high-quality, branded food products in North America, with annual net sales of $2.5 billion in fiscal 2012. We manage the business in three operating segments: Birds Eye Frozen, Duncan Hines Grocery and Specialty Foods. Our Birds Eye Frozen Division manages our Leadership Brands in the U.S. retail frozen vegetables (Birds Eye), frozen complete bagged meals (Birds Eye Voila!), and frozen prepared seafood (Van de Kamp’s and Mrs. Paul’s) categories, as well as our Foundation Brands in the full-calorie single-serve frozen dinners and entrées (Hungry-Man), frozen pancakes / waffles / French Toast (Aunt Jemima), frozen and refrigerated bagels (Lender’s) and frozen pizza for one (Celeste) categories. Our Duncan Hines Grocery division manages our Leadership Brands in the cake / brownie mixes and frostings (Duncan Hines), shelf-stable pickles (Vlasic), and table syrups (Mrs. Butterworth’s and Log Cabin) categories, and our Foundation Brands in the canned meat (Armour, Nalley, Brooks), pie and pastry fruit fillings (Comstock, Wilderness), barbecue sauces (Open Pit) and salad dressing (Bernstein’s) categories as well as all Canadian operations. We refer to the sum of our Birds Eye Frozen segment and our Duncan Hines Grocery segment as our North American Retail businesses. Our Specialty Foods Division consists of snack products (Tim’s Cascade and Snyder of Berlin) and our foodservice and private label businesses. Our Leadership Brands historically receive approximately 80% of our marketing investment and a majority of our innovation investment. We manage our Foundation Brands for revenue stability and cash flow to support investment in our Leadership Brands. We support the Foundation Brands with brand renovation spending, as well as targeted consumer and trade programs. Segment performance is evaluated by our Chief Operating Decision Maker and is based on earnings before interest and taxes. Transfers between segments and geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each segment or geographic region. Corporate assets consist of prepaid and deferred tax assets. Unallocated corporate expenses consist of corporate overhead such as executive management and finance and legal functions. Product contribution is defined as Adjusted gross profit less direct to consumer advertising and marketing expenses, selling commissions and direct brand marketing overhead expenses. See “Prospectus Summary—Summary Historical Consolidated Financial Data” for our definition of Adjusted gross profit and a reconciliation of our gross profit to Adjusted gross profit.

Business Drivers and Measures

In operating our business and monitoring its performance, we pay attention to trends in the food manufacturing industry and a number of performance measures and operational factors. The industry has experienced volatility in overall commodity prices over the past five years. To date the industry has managed this commodity inflation by increasing retail prices, which has affected consumer buying patterns and led to lower volumes, particularly in the frozen categories. The overall food industry continues to face top line challenges, with overall volume softness and a more challenging environment to fully pass on price increases due to weak consumer demand. This discussion includes forward-looking statements that are based on our current expectations.

Industry Trends

Growth in our industry is driven primarily by population growth, changes in product selling prices and changes in consumption between out-of-home and in-home eating. With the slow economic recovery since the recession in 2008 and 2009, consumers are looking for value alternatives, which has caused an increase in the percentage of products sold on promotion and a shift from traditional retail grocery to mass merchandisers, club stores and the dollar store channel. We believe we are well positioned in grocery and alternative channels, maintaining strong customer relationships across key retailers in each segment.

Over the long term, the share of food consumed at restaurants and in other foodservice venues had been increasing, with the share of food consumed at home in decline. During the 2008-09 recession, this trend reversed, with consumers eating more at home. Recently, the industry has experienced a decline in the volume of food consumed at home, yet away from home eating venues have not experienced corresponding volume increases.

During 2012 the industry shifted investment spending to trade promotions during a period of heightened competitive activity and significant consumer price sensitivity.

In order to maintain and grow our business, we must successfully react to, and offer products that respond to, evolving consumer trends, such as changing health trends and focus on convenience and products tailored for busy lifestyles. Incremental growth in the industry is principally driven by product and packaging innovation.

Revenue Factors

Our net sales are driven principally by the following factors:

•	Gross sales, which change as a function of changes in volume and list price; and

•	the costs that we deduct from gross sales to reach net sales, which consist of:

•	Cash discounts, returns and other allowances.

•	Trade marketing expenses, which include the cost of temporary price reductions (“on sale” prices), promotional displays and advertising space in store circulars.

•

New product distribution (slotting) expenses, which are the costs of having certain retailers stock a new product, including amounts retailers charge for updating their warehousing systems, allocating shelf space and in-store systems set-up, among other things.

•	Consumer coupon redemption expenses, which are costs from the redemption of coupons we circulate as part of our marketing efforts.

Cost Factors

•	Costs recorded in Cost of products sold in the consolidated statement of operations include:

•

Raw materials, such as sugar, cucumbers, broccoli, corn, peas, green beans, carrots, flour (wheat), poultry, seafood, vegetable oils, shortening, meat and corn syrup, among others, are available from numerous independent suppliers but are subject to price fluctuations due to a number of factors, including changes in crop size, federal and state agricultural programs, export demand, weather conditions and insects, among others.

•

Packaging costs. Our broad array of products entails significant costs for packaging and is subject to fluctuations in the price of aluminum, glass jars, plastic trays, corrugated fiberboard, and plastic packaging materials.

•

Conversion costs, which include all costs necessary to convert raw materials into finished product. Key components of this cost include direct labor, and plant overhead such as rent, utilities and depreciation.

•

Freight and distribution. We use a combination of common carriers and inter-modal rail to transport our products from our manufacturing facilities to distribution centers and to deliver products to our customers from both those centers and directly from our manufacturing plants. Our freight and distribution costs are influenced by fuel costs as well as capacity within the industry.

•	Costs recorded in marketing and selling expenses in the consolidated statement of operations include:

•

Advertising and other marketing expenses. These expenses represent advertising and other consumer and trade-oriented marketing programs. A key strategy is to continue to invest in marketing and public relations that build brand affinity for our Leadership Brands.

•	Brokerage commissions and other overhead expenses.

Working Capital

Our working capital is primarily driven by accounts receivable and inventories, which fluctuate throughout the year due to seasonality in both sales and production. See “—Seasonality.” We will continue to focus on reducing our working capital requirements while simultaneously maintaining our customer service levels and fulfilling our production requirements. We have historically relied on internally generated cash flows and temporary borrowings under our revolving credit facility to satisfy our working capital requirements.

Other Factors

Other factors that have influenced our results of operations and may do so in the future include:

•

Interest Expense. As a result of the Blackstone Transaction and the Birds Eye Acquisition, we have significant indebtedness. Although we expect to reduce our leverage over time, including in connection with this offering, we expect interest expense to continue to be a significant component of our expenses. See “—Liquidity and Capital Resources” below.

•

Cash Taxes. We have significant tax-deductible intangible asset amortization and federal and state NOLCs, which resulted in minimal federal and state cash taxes in recent years. We expect to continue to realize significant reductions in federal and state cash taxes in the future attributable to amortization of intangible assets and realization of NOLCs.

•

Acquisitions and Consolidations. We believe we have the expertise to identify and integrate value-enhancing acquisitions to further grow our business. We have successfully integrated acquisitions in the past. We have, however, incurred significant costs in connection with integrating these businesses and streamlining our operations.

•

Impairment of Goodwill, Tradenames and Long-Lived Assets. We test our goodwill and intangible assets annually or more frequently (if necessary) for impairment and have recorded impairment charges in recent years. The value of goodwill and intangibles from the allocation of purchase price from the Blackstone Transaction and the Birds Eye Acquisition is derived from our business operating plans at that time and is therefore susceptible to an adverse change that could require an impairment charge. We incurred an impairment charge of $0.5 million related to our Bernstein’s tradename in the fiscal year ended December 30, 2012. We also incurred impairment charges in both of the fiscal years ended on December 25, 2011 and December 26, 2010, the amounts of which are discussed in greater detail in Note 7 to our audited consolidated financial statements included elsewhere in this prospectus.

Seasonality

Our sales and cash flows are affected by seasonal cyclicality. Sales of frozen foods, including frozen vegetables and frozen complete bagged meals, tend to be marginally higher during the winter months. Seafood sales peak during Lent, in advance of the Easter holiday. Sales of pickles, relishes, barbecue sauces, potato chips and salad dressings tend to be higher in the spring and summer months, and demand for Duncan Hines products, Birds Eye vegetables and our pie and pastry fruit fillings tend to be higher around the Easter, Thanksgiving, and Christmas holidays. Since many of the raw materials we process under the Birds Eye, Vlasic, Comstock and Wilderness brands are agricultural crops, production of these products is predominantly seasonal, occurring during and immediately following the purchase of such crops. We also increase our Duncan Hines inventories in advance of the peak fall selling season. As a result, our inventory levels tend to be higher during August, September, and October, and thus we require more working capital during these months. We are a seasonal net user of cash in the third quarter of the calendar year.

Restructuring Charges

From time to time, we voluntarily undertake consolidation and restructuring activities in order to optimize our manufacturing footprint, reduce our supply chain costs and increase organizational effectiveness.

Pickle supply chain improvements

On May 25, 2012, we announced plans to further improve the efficiency of our supply chain by consolidating our Vlasic pickle production into one plant in Imlay City, Michigan. Our decision to focus on our branded Vlasic business and de-emphasize our lower-margin, un-branded pickle business was the catalyst for this consolidation.

Millsboro, Delaware plant closure related charges

Our pickle production plant, located in Millsboro, Delaware, ended production at year-end fiscal 2012. We recorded employee termination costs of $1.7 million in the fiscal year ended December 30, 2012. We recorded asset retirement obligation charges of $0.8 million in fiscal 2012. In addition, we recorded accelerated depreciation charges of $16.5 million in fiscal 2012. All restructuring charges related to the consolidation of our pickle production are recorded in the Duncan Hines Grocery segment and in the Cost of products sold line in the Consolidated Statements of Operations.

Exit lower-margin un-branded business charge

As a result of exiting the lower-margin un-branded pickle business, we terminated the use of a third party ingredients storage facility. In doing so, we recorded contract termination and other fees of $6.5 million in the fiscal year ended December 30, 2012. In addition, we recorded accelerated depreciation charges at our Imlay City, Michigan plant for assets used in the lower-margin un-branded pickle business. These charges were $1.6 million in fiscal 2012. All restructuring charges related to exiting the lower-margin un-branded pickle business are recorded in the Specialty Foods segment and in the Cost of products sold line in the Consolidated Statements of Operations.

Green Bay, Wisconsin Research Facility

On May 15, 2012, we announced plans to relocate the Birds Eye research and development (“R&D”) team from Green Bay, Wisconsin to our new facility at our Parsippany, New Jersey headquarters. We believe that the relocation will allow for seamless collaboration between marketing, sales, procurement and R&D that will drive superior brand innovation, marketing and productivity. We closed our Green Bay, Wisconsin research facility in December 2012. We recorded employee termination costs of $1.0 million in the fiscal year ended December 30,

2012. We recorded facility shutdown costs of $1.0 million in the fiscal year ended December 30, 2012. In addition, we recorded accelerated depreciation charges of $0.9 million in the fiscal year ended December 30, 2012. All restructuring charges related to the closure of the Green Bay, Wisconsin research facility are recorded in the Birds Eye Frozen segment and in the Research and development line in the Consolidated Statements of Operations.

Rochester, New York Office

The Rochester, New York office was the former headquarters of Birds Eye. In connection with the consolidation of activities into our New Jersey offices, the Rochester office was closed in December 2010. Notification letters under the Worker Adjustment and Retraining Notification Act of 1988 were issued in the first quarter of 2010. Activities related to the closure of the Rochester office began in the second quarter of 2010 and resulted in the elimination of approximately 200 positions. In addition, we recognized lease termination costs in 2010 due to the discontinuation of use of the Birds Eye’s corporate headquarters.

The total cost of termination benefits recorded for the fiscal year ended December 26, 2010 was $11.4 million and was recorded in the segments as follows: $8.0 million in the Birds Eye Frozen Division, $2.1 million in the Duncan Hines Grocery Division and $1.3 million in the Specialty Foods Division.

In addition to the termination benefits, we recorded net lease termination costs of $1.2 million for the fiscal year ended December 26, 2010 related to vacating Birds Eye’s corporate headquarters prior to the expiration of its lease.

Tacoma, Washington Plant

On December 3, 2010, in an effort to improve our supply chain operations, we announced the closure of the Tacoma, Washington plant and the consolidation of production into our Ft. Madison, Iowa plant. We recorded termination costs of $1.5 million in the fiscal year ended December 26, 2010. In addition to termination benefits, we recorded asset retirement obligations of $1.0 million at Tacoma in the fiscal year ended December 26, 2010, which were capitalized and depreciated over the remaining useful life of the plant. In the fiscal year ended December 25, 2011, we recorded additional asset retirement obligation expenses of $0.5 million, which were expensed immediately. We recorded asset impairment charges of $1.3 million in the fiscal year ended December 25, 2011, upon ceasing use of the facility at the end of the second quarter of 2011. We recorded accelerated depreciation costs of $0.3 million and $4.8 million in the fiscal years ended December 30, 2012 and December 25, 2011, respectively. All restructuring charges related to the closure of the Tacoma, Washington plant are recorded in the Duncan Hines Grocery segment and in the Cost of products sold line in the Consolidated Statements of Operations. Severance payments were substantially completed in the second quarter of fiscal 2012.

Fulton, New York Plant

On April 15, 2011, we announced plans to consolidate the Birds Eye Frozen segment’s Fulton, New York plant operations into our Darien, Wisconsin and Waseca, Minnesota facilities in order to locate vegetable processing closer to the crop-growing region and thus reduce the related freight costs. In connection with this project, we made significant capital investments in our Darien, Wisconsin and Waseca, Minnesota plants. We recorded termination costs of $1.7 million in the fiscal year ended December 25, 2011. In addition, we recorded accelerated depreciation costs of $2.6 million and $9.3 million in the fiscal years ended December 30, 2012 and December 25, 2011, respectively. All restructuring charges related to the closure of the Fulton, New York plant are recorded in the Birds Eye Frozen segment and in the Cost of products sold line on the Consolidated Statement of Operations. Severance payments were substantially completed in the third quarter of 2012. The Fulton facility was sold in January 2013.

Impairment of Goodwill and Other Long-Lived Assets

In fiscal 2012, as a result of reassessing long-term sales projections, we recognized an impairment of $0.5 million on the Bernstein’s tradename. This charge is recorded in Other expense (income), net in the Consolidated Statements of Operations and is reported in the Duncan Hines Grocery Division.

In fiscal year 2011, we recognized goodwill impairments totaling $122.9 million in our frozen breakfast, private label, and foodservice reporting units. This impairment represents approximately 8% of our consolidated goodwill balance. The impairment of $51.7 million in our frozen breakfast reporting unit was driven by our strategic decision during the fourth quarter to discontinue substantial portions of our low margin products on a prospective basis and the aggressive re-entry of a key competitor. This impairment is reported in the Birds Eye Frozen Division. The impairments of $49.7 million and $21.5 million in our private label and foodservice reporting units, respectively, were driven by the loss of a large customer account during the fourth quarter, our strategic decision to discontinue various lower margin products, as well as compressed operating margins resulting from higher ingredient costs. These impairments are reported in the Specialty Foods Division. All goodwill impairments are recorded in the Goodwill impairment charge line in the Consolidated Statements of Operations. We also recognized an impairment of $23.7 million on the Aunt Jemima tradename, and charges of $1.2 million on other tradenames, which are reported in the Birds Eye Frozen Division and an impairment of $0.4 million on the Bernstein’s tradename that is reported in the Duncan Hines Grocery Division. These impairments are the result of our reassessing the long-term sales projections for the underlying products, which we decreased during our 2011 strategic planning cycle in the fourth quarter as a result of a strategic decision to exit certain products. The charges for tradename impairment are recorded in Other expense (income), net in the Consolidated Statements of Operations.

In fiscal 2010, we experienced declines in sales of our Hungry-Man branded products. Upon reassessing the long-term growth rates at the end of 2010, we recorded an impairment of the tradename asset in the amount of $29.0 million. The charge is recorded in Other expense (income), net in the Consolidated Statements of Operations and is reported in the Birds Eye Frozen segment.

Items Affecting Comparability

During fiscal 2012, our earnings before interest and taxes were impacted by certain items. These items included:

•

We recorded restructuring charges totaling $32.0 million related to the closure of manufacturing facilities in Millsboro, Delaware ($26.3 million), Fulton, New York ($2.6 million) and Tacoma, Washington ($0.3 million), and the Green Bay, Wisconsin research facility ($2.8 million). Restructuring charges include severance, depreciation and facility closure costs which are explained in greater detail in Note 8 to the audited consolidated financial statements included elsewhere in this prospectus. In addition, we recorded $8.0 million of restructuring related expenses, which include plant enhancement expenses, removal and transfer of equipment and consulting and engineering costs for restructuring projects. These costs are primarily recorded in Cost of products sold in the Consolidated Statements of Operations.

•

We recorded charges, net of insurance recoveries, of $2.1 million, related to the voluntary recall for certain Aunt Jemima frozen pancakes due to potential cross contamination with soy protein which may cause an allergic reaction in people who have a soy allergy. This is explained in greater detail in Note 12 to the audited consolidated financial statements included elsewhere in this prospectus. The charges are primarily recorded as a reduction of Net Sales in the Consolidated Statements of Operations.

•

We recorded a redemption premium of $14.3 million related to the early extinguishment of our debt. This is explained in greater detail in Note 5 to the audited consolidated financial statements included elsewhere in this prospectus and is recorded in Other expense (income), net in the Consolidated Statements of Operations.

•	As described above, during fiscal 2012, we recognized a trade name impairment of $0.5 million which is recorded in Other expense (income), net in the Consolidated Statements of Operations.

During the year ended December 30, 2012, our net earnings were impacted by certain items, which included the following:

•

Our refinancings resulted in the recognition of approximately $17.4 million of charges to interest expense during fiscal 2012. See Note 9 to the audited consolidated financial statements included elsewhere in this prospectus for further details.

During fiscal 2011, our earnings before interest and taxes were impacted by certain items. These items included:

•

As described above, during 2011, we recognized $122.9 million of goodwill impairment and $25.3 million of trade name impairment totaling $148.2 million. These charges are recorded in Goodwill impairment charge and in Other expense (income), net in the Consolidated Statements of Operations.

•

We recorded costs of $11.0 million and $6.6 million, respectively, related to the closure of the Fulton, New York and Tacoma, Washington plants. These costs are recorded in Cost of products sold in the Consolidated Statements of Operations.

•

In June 2010, LBSF initiated a claim against us in LBSF’s bankruptcy proceeding related to certain derivative contracts which we had earlier terminated due to LBSF’s default as a result of its bankruptcy filing in 2008. In May 2011, we and LBSF agreed in principle to a settlement of LBSF’s claim. Under the terms of the settlement, we made a payment of $8.5 million during the third quarter of 2011 in return for LBSF’s full release of its claim. This charge is recorded in Other expense (income), net in the Consolidated Statements of Operations.

•

We recorded expenses of $1.1 million related to the voluntary recall of certain Aunt Jemima frozen pancakes due to potential cross contamination with soy protein which may cause an allergic reaction in people who have a soy allergy. This is explained in greater detail in Note 12 to the audited consolidated financial statements included elsewhere in this prospectus.

During the year ended December 25, 2011, our net loss was impacted by certain items. These items included:

•

As described above, during 2011, we recognized goodwill and trade name impairments totaling $148.2 million. Of these impairments, $100.2 million are not deductible for income tax purposes. Therefore, we realized a very high effective tax rate of (89.1%) during 2011.

During fiscal 2010, our earnings before interest and taxes were impacted by certain items. These items included:

•

In accordance with the requirements of the acquisition method of accounting for acquisitions, inventories obtained in the Birds Eye Acquisition were required to be valued at fair value (net realizable value, which is defined as estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity), which was $37.6 million higher than historical manufacturing cost. Cost of products sold for the year ended December 26, 2010 includes pre-tax charges of $37.1 million related to the finished products at December 23, 2009 which were subsequently sold. Cost of products sold for the year ended December 27, 2009, includes pre-tax charges of $0.5 million related to the finished products at December 23, 2009, which were subsequently sold.

•

In December 2010, we recorded an impairment charge of $29.0 million for our Hungry-Man tradename. The charge is the result of our reassessment of the long-term growth rates for our Hungry-Man branded products and is recorded in Other expense (income), net in the Consolidated Statements of Operations.

•

We recorded costs of $12.6 million related to the closure of the former headquarters of Birds Eye in Rochester, New York. These costs are recorded in Administrative expenses in the Consolidated Statements of Operations.

•

In December 2010, we announced the planned closure of our Tacoma, Washington plant. The full cost of termination benefits of employees that was recorded in the fourth quarter of 2010 was $1.5 million and was paid in the first half of 2011. In addition to termination benefits, we revised the estimated useful lives of the Tacoma plant assets and therefore incurred accelerated depreciation of $0.7 million in the fourth quarter of 2010.

During the year ended December 26, 2010, our net earnings were impacted by certain items. These items included:

•

In connection with the refinancing of our Tranche C term loans, we wrote off approximately $17.2 million of original issue costs and discounts. In addition, we incurred approximately $3.2 million of costs related to the issuance of our Tranche D term loans, which were considered to be loan modification costs under the accounting guidance and therefore were expensed. All of these charges are recorded in Interest expense, net in the Consolidated Financial Statements.

•

We recorded an out-of-period adjustment to correct an error in the tax effects of Accumulated other comprehensive loss as of December 27, 2009. During the twelve months ended December, 26, 2010, this adjustment reduced the provision for income taxes by $3.7 million. Accordingly, Accumulated other comprehensive loss was increased by the related effect of this adjustment during the twelve months ended December 26, 2010.

Results of Operations:

Consolidated Statements of Operations

The following tables set forth our statement of operations data expressed in dollars and as a percentage of net sales for the fiscal years ended December 30, 2012, December 25, 2011 and December 26, 2010.

	Fiscal year ended
	December 30, 2012		December 25, 2011		December 26, 2010
	(53 weeks)		(52 weeks)		(52 weeks)
Net sales	$2,478.5	100.0%	$2,469.6	100.0%	$2,436.7	100.0%
Cost of products sold	1,893.9	76.4%	1,854.7	75.1%	1,834.4	75.3%

Gross profit	584.6	23.6%	614.9	24.9%	602.3	24.7%
Operating expenses:
Marketing and selling expenses	$169.7	6.8%	$171.6	6.9%	$172.3	7.1%
Administrative expenses	89.4	3.6%	80.5	3.3%	110.0	4.5%
Research and development expenses	12.0	0.5%	8.0	0.3%	9.4	0.4%
Goodwill impairment charge	—	—	122.9	5.0%	—	—
Other expense (income), net	29.8	1.2%	48.6	2.0%	45.5	1.9%

Total operating expenses	$301.0	12.1%	$431.6	17.5%	$337.2	13.8%

Earnings before interest and taxes	$283.7	11.4%	$183.3	7.4%	$265.1	10.9%

	Fiscal year
	December 30, 2012		December 25, 2011	December 26, 2010
Net sales	(53 weeks	)	(52 weeks )	(52 weeks	)
Birds Eye Frozen	$1,103.1		$1,100.8	$1,065.9
Duncan Hines Grocery	978.6		966.1	958.0
Specialty Foods	396.8		402.7	412.8

Total	$2,478.5		$2,469.6	$2,436.7

Earnings (loss) before interest and taxes
Birds Eye Frozen	$178.2		$97.2	$114.5
Duncan Hines Grocery	120.7		157.3	158.8
Specialty Foods	23.5		(40.3)	27.1
Unallocated corporate expenses	(38.8)		(30.9)	(35.2)

Total	$283.6		$183.3	$265.2

Depreciation and amortization
Birds Eye Frozen	$38.7		$42.1	$34.1
Duncan Hines Grocery	41.4		29.3	24.2
Specialty Foods	18.1		17.1	19.7

Total	$98.1		$88.5	$78.0

The following table sets forth (i) adjustments by operating segment made to Earnings (loss) before interest and taxes per operating segment as used in the calculation of Adjusted EBITDA as described below under “—Covenant Compliance—Adjusted EBITDA” and (ii) certain accelerated depreciation charges recorded in fiscal 2012, fiscal 2011 and fiscal 2010 as further described above under “—Restructuring Charges.”

	Fiscal year
	December 30, 2012		December 25, 2011		December 26, 2010
Adjustments to Earnings (loss) before interest and taxes	(53 weeks	)	(52 weeks	)	(52 weeks	)
Birds Eye Frozen	$11.2		$86.7		$59.7
Duncan Hines Grocery	10.4		10.6		32.8
Specialty Foods	7.0		72.2		10.7
Unallocated corporate expenses	15.8		8.5		0.7
Accelerated depreciation charges
Birds Eye Frozen	$3.4		$9.3		$—
Duncan Hines Grocery	16.8		4.8		0.7
Specialty Foods	1.6		—		—

Fiscal year ended December 30, 2012 compared to the fiscal year ended December 25, 2011

Net sales

Net sales were $2.48 billion for the fiscal year ended December 30, 2012, an increase of 0.4% compared to net sales of $2.47 billion in the comparable prior-year period. This performance reflected higher net pricing of 1.6%, stemming from pricing actions that were previously initiated, which were more than offset by a 2.3% decline from volume/mix. Also impacting fiscal 2012 performance was a 1.1% increase in net sales resulting from the 2012 fiscal year being a fifty-three week year compared to the fifty-two weeks in the 2011 fiscal year.

Net sales in our North American Retail businesses increased 0.7% from the prior year, reflecting increases in Birds Eye Steamfresh vegetables, seafood, Hungry Man frozen meals, Lender’s bagels, Duncan Hines products and Armour canned meats which were offset by lower sales in Vlasic pickles, Aunt Jemima frozen breakfast products and Celeste pizza. The overall food industry continues to face top line challenges, with overall volume softness and a more challenging environment to fully pass on price increases due to weak consumer demand.

Partially offsetting these factors was the benefit of innovative new products launched during fiscal 2012, such as Duncan Hines Frosting Creations and Vlasic Farmer’s Garden shelf stable artisan-style pickles. Despite the challenging consumer environment, we held or grew market share, as previously defined, on brands representing approximately 64% of our product contribution.

Birds Eye Frozen Division:

Net sales in the fifty-three week fiscal year ended December 30, 2012 were $1,103.1 million, an increase of $2.3 million, or 0.2% from the prior year, reflecting higher net pricing of 1.7%, partially offset by a 1.3% decrease from volume/mix. The Aunt Jemima product recall also reduced sales by 0.2% for the year. Higher sales of Birds Eye Steamfresh vegetables, Hungry Man frozen meals and Lender’s bagels, as well as increased Mrs Paul’s and Van de Kamp’s seafood sales, were offset by lower sales in our Aunt Jemima breakfast products and Celeste pizza.

Duncan Hines Grocery Division:

Net sales in the fifty-three week fiscal year ended December 30, 2012 were $978.6 million, an increase of $12.5 million, or 1.3% from the prior year, reflecting higher net pricing of 1.5%, partially offset by a 0.1% decrease from volume/mix and a 0.1% decrease from foreign exchange. During the year we realized strong sales from our Duncan Hines brand driven by the launch of our new Frosting Creations products. Also positively impacting net sales for the year was expanded distribution of Armour canned meats. These increases were offset by lower sales in our Vlasic and syrup brands. Vlasic was negatively impacted by introductory new distribution costs for its new Farmers Garden artisan-style pickles, which have been well received in the market place.

Specialty Foods Division:

Net sales in the fifty-three week fiscal year ended December 30, 2012 were $396.8 million, a decline of $6.0 million, or 1.5%, from the prior year. The decrease is primarily attributable to lower sales in our Private Label business as we de-emphasized lower margin un-branded products and the exit from the lower-margin un-branded foodservice pickle business during fiscal 2012. The decline reflected a 1.9% increase from higher net pricing, which was more than offset by a 3.4% decrease from volume/mix.

Gross profit

Gross profit for the year ended December 30, 2012 was $584.6 million, or 23.6% of net sales, compared to $614.9 million, or 24.9% of net sales, in the comparable prior-year period. Impacting gross profit in both periods were restructuring charges and restructuring-related expenses. In fiscal 2012 these totaled $37.0 million, comprised of restructuring charges of $30.0 million ($9.0 million in cash and $21.0 million non-cash) and related expenses of $7.0 million. In fiscal 2011, these totaled $25.3 million, comprised of restructuring charges of $17.6 million ($2.2 million in cash and $15.4 million non-cash) and related expenses of $7.7 million. Excluding restructuring charges and related expenses, fiscal 2012 gross profit was $621.6 million, or 25.1% of net sales, compared to $640.2 million, or 25.9% in the prior year, a decrease of 0.8 percentage points. The following table outlines the factors resulting in the decrease in gross profit in fiscal 2012 of $18.6 million, or 0.8% of net sales.

	($ in millions)	% net sales
Higher net selling prices, net of slotting	$45.2	1.4%
Productivity including footprint consolidation savings	71.0	2.9
Favorable product mix	9.1	0.2
Mark to market gains on financial instruments	2.9	0.1
Inflation (principally higher commodity costs)	(130.6)	(5.3)
Higher management compensation expense	(2.2)	(0.1)
Higher depreciation expense	(1.1)	—
Lower sales volume	(12.9)	—

	$(18.6)	(0.8)%

Marketing and selling expenses

Marketing and selling expenses were $169.7 million, or 6.8% of net sales, for the fiscal year ended December 30, 2012, compared to $171.6 million, or 6.9% of net sales, for the fiscal year ended December 25, 2011. During the second half of fiscal 2012, in response to competition in the marketplace, we shifted some planned advertising spending to trade marketing expense. As a result, advertising and other consumer spending in fiscal 2012 declined by $9.6 million but was focused on new product introductions in our Duncan Hines and Birds Eye leadership brands. Also impacting Marketing and selling expenses was $3.9 million of lower management incentive compensation expense in fiscal 2011.

Administrative expenses

Administrative expenses were $89.4 million, or 3.6% of net sales, for the fiscal year ended December 30, 2012, compared to $80.5 million, or 3.3% of net sales, for the comparable prior-year period. This increase was principally due to $4.3 million lower management incentive compensation expense in fiscal 2011. The total impact of lower management incentive compensation expense in fiscal 2011 on all expense lines throughout the Statement of Operations was $10.7 million. Also impacting Administrative expense in fiscal 2012 was higher depreciation expense of $1.5 million in fiscal 2012, principally related to the new Parsippany, New Jersey headquarters and $0.5 million of lease termination costs incurred in fiscal 2012 in connection with the completion of our headquarters office move.

Research and development expenses:

Research and development expenses were $12.0 million, or 0.5% of net sales, for the fiscal year ended December 30, 2012 compared to $8.0 million, or 0.3% of net sales, for the comparable prior-year period. This increase was primarily driven by $3.0 million ($2.1 million cash and $0.9 million non-cash) of one-time expenses in fiscal 2012 related to consolidating research and development activities of our Birds Eye Frozen Division at our Parsippany, New Jersey headquarters. Also impacting Research and development expenses was $0.3 million of lower management incentive compensation expense in fiscal 2011.

Other Income and Expense:

	Fiscal year
	December 30, 2012	December 25, 2011
	(53 weeks)	(52 weeks)
Other expense (income), net consists of:
Amortization of intangibles/other assets	$15.8	$16.2
Tradename impairment charges	0.5	25.3
Redemption premium on the early extinguishment of debt	14.3	—
Lehman Brothers Specialty Financing settlement	—	8.5
Gain on sale of the Watsonville, CA facility	—	(0.4)
Royalty income and other	(0.8)	(1.0)

Total other expense (income), net	29.8	48.6

On April 19, 2012, as part of a debt refinancing (the “April 2012 Refinancing”), the Company redeemed all $199.0 million of its outstanding 10.625% Senior Subordinated Notes at a redemption price of 105.313% of the aggregate principal amount. In addition, on June 5, 2012, the Company repurchased and retired $10.0 million of 9.25% Senior Notes at a price of 102.125% of the aggregate principal amount. Also, on September 20, 2012, as part of a debt refinancing (the “September 2012 Refinancing”, and, together with the April 2012 Refinancing, the “2012 Refinancings”), the Company redeemed $150.0 million of 9.25% Senior Notes at a price of 102.313% of the aggregate principal amount. For more information on the 2012 Refinancings see Note 9 to the audited consolidated financial statements included elsewhere in this prospectus.

Earnings before interest and taxes

Earnings before interest and taxes (“EBIT”) was $283.6 million for the fiscal year ended December 30, 2012, an increase of $100.3 million, or 54.7%, from $183.3 million in the comparable prior-year period. The primary drivers of the increase are goodwill and tradename impairment charges of $148.2 million recognized in fiscal year 2011 compared to $0.5 million in fiscal 2012. The increase in fiscal 2012 was partially offset by $14.3 million of charges related to the early extinguishment of debt, increased incentive compensation, increased research and development costs and lower gross profit as described above. Also, the fifty-third week in fiscal 2012 increased EBIT by $5.5 million.

Birds Eye Frozen Division:

EBIT increased $81.0 million, or 83.4%, to $178.2 million for the fiscal year ended December 30, 2012, primarily reflecting goodwill and impairment charges of $76.6 million in 2011. EBIT was also impacted by charges of $8.3 million and $14.0 million in the fiscal years 2012 and 2011, respectively, related to our plant consolidation projects. Fiscal year 2012 was also impacted by significantly higher commodity costs and higher research and development charges resulting from our consolidation activities, which were offset by ongoing productivity programs, higher net selling prices and the $11.0 million savings from the closure of our Fulton, New York plant.

Duncan Hines Grocery Division:

EBIT was $120.7 million, a decline of $36.6 million, or 23.2%, primarily reflecting significantly higher commodity costs, which were only partially offset by productivity improvements and increased net selling prices. Also impacting EBIT were introductory distribution costs related to the second-half 2012 Vlasic Farmers Garden launch. In addition, EBIT was also impacted by charges of $23.6 million and $11.3 million in the fiscal years 2012 and 2011, respectively, related to our Millsboro, Delaware and Tacoma, Washington plant consolidation projects.

Specialty Foods Division:

EBIT increased $63.8 million, or 158.3%, to $23.5 million, primarily reflecting goodwill impairment charges of $71.2 million in 2011. EBIT was also impacted by charges of $8.1 million in fiscal 2012 resulting from the exit of the lower-margin un-branded pickle business, higher commodity costs which were partially offset by productivity improvements and increased net selling prices.

Interest Expense, net

Net interest expense declined 4.7% or $9.7 million from $208.1 million in the fiscal year ended December 25, 2011 to $198.4 million in the fiscal year ended December 30, 2012. Included in net interest expense in both periods were charges associated with our 2012 Refinancings and certain interest rate swap activity that was de-designated for swap accounting in 2008. These items, which total $17.9 million in fiscal 2012 and $2.1 million in fiscal 2011, are discussed below.

On April 17, 2012 we entered into an amended and restated credit agreement, which provided for the extension of certain of our Tranche B Term Loans and our Revolving Credit facility, the repayment of our Tranche D term loans and the issuance of new Tranche E term loans. In connection with this refinancing, we also redeemed all of our outstanding 10.625% Senior Subordinated Notes. This refinancing resulted in the recognition of approximately $14.8 million of charges to interest expense during fiscal 2012. The charges recognized consisted of $7.3 million of write downs of existing deferred financing costs as well as $7.5 million of new costs incurred in connection with the transaction that were recorded directly to interest expense.

On August 30, 2012, the Company entered into the first amendment to the amended and restated credit agreement, which provided for the issuance of new Tranche F term loans. In connection with this refinancing, on September 20, 2012, we also redeemed $150 million aggregate principal of our 9.25% senior notes. This refinancing resulted in the recognition of approximately $2.6 million of charges to interest expense during the third quarter for write downs of existing deferred financing costs.

Included in net interest expense was $0.4 million and $2.1 million for the fiscal years ended December 30, 2012 and December 25, 2011, respectively, related to the amortization of the cumulative mark-to-market adjustment for an interest rate swap that was de-designated for swap accounting in the fourth quarter of 2008 and subsequently terminated. The counterparty to the interest rate swap was Lehman Brothers Special Financing (“LBSF”), a subsidiary of Lehman Brothers, and the hedge was de-designated for swap accounting at the time of LBSF’s bankruptcy filing. At that time of de-designation, the cumulative mark to market adjustment was $11.5 million. As of December 30, 2012, the balance was fully amortized.

Excluding the impact of the aforementioned charges on net interest expense in both periods, the net decrease in interest expense was $25.5 million, of which $13.5 million was due to the pay down of our term loans and notes, $13.3 million was due to lower payments on interest rate swap agreements and $2.6 million was due to lower amortization of deferred financing costs. Partially offsetting these interest savings were a $2.8 million increase resulting from the additional fifty-third week in the 2012 fiscal year as compared to the fifty-two weeks in the 2011 fiscal year and a $0.7 million increase due to higher weighted average interest rates on our term loans.

We utilize interest rate swap agreements to reduce the potential exposure to interest rate movements and to achieve a desired proportion of variable versus fixed rate debt. Any gains or losses realized on the interest rate swap agreements, excluding the Accumulated other comprehensive (loss) earnings (“AOCL”) portion, are recorded as an adjustment to interest expense. Included in net interest expense was $10.1 million and $23.4 million for the fiscal years 2012 and 2011, respectively, recorded from losses on interest rate swap agreements, resulting in $13.3 million lower payments on interest rate swap agreements.

Provision (benefit) for income taxes

Our effective tax rate was 38.4% for the fiscal year ended December 30, 2012 compared to (89.1%) for the fiscal year ended December 25, 2011. The effective rate difference was principally due to the $100.2 million portion of the $122.9 million goodwill impairment in December 2011 for which no tax benefit was recognized. Additionally, in the prior year, a benefit of $3.0 million was recorded as a result of evaluating new information affecting the measurement of certain unrecognized tax positions.

Under Section 382 of the Code, the Company is a loss corporation. Section 382 of the Code places limitations on our ability to use certain Net Operating Loss Carryover (NOLCs) to offset income. The annual NOLCs limitation on the portion subject to Section 382 is approximately $17.0 million to $23.0 million, subject to other rules and restrictions. Our NOLCs and certain other tax attributes generated prior to December 23, 2009 may not be utilized to offset Birds Eye income from recognized built in gains through December 2014 pursuant to Section 384 of the Code. See Note 15 to the audited consolidated financial statements included elsewhere in this prospectus. Approximately $225 million of the NOLCs are not subject to Section 382 limitations.

Fiscal year ended December 25, 2011 compared to fiscal year ended December 26, 2010

Net sales

Net sales were $2.47 billion for the fiscal year ended December 25, 2011 compared to $2.44 billion in the comparable prior year period, a 1.3% increase. Net sales in our North American Retail businesses were up 2.5%, excluding the $11.5 million impact of the exited Birds Eye Steamfresh meals and U.S. Swanson meals businesses. Our new product introductions contributed a 2.5% increase in our sales volume. We have increased our published selling prices across our portfolio to help offset inflation and have experienced sequential improvement in price realization throughout the year. Net pricing actions increased net sales by 2.0% in 2011 and foreign exchange increased net sales by 0.1%, while lower volumes and product mix reduced sales by approximately 0.8%. During 2011, we grew or held market share in brands representing approximately 50% of our product contribution.

Birds Eye Frozen Division:

Net sales in the fiscal year ended December 25, 2011 were $1,100.8 million, an increase of $34.8 million, or 3.3%, from the prior year. Sales for the period were impacted by this year’s significant investment in new product launches, which has led to strong gains in sales of our Birds Eye Steamfresh vegetables and Birds Eye Voila! complete bagged meals. We introduced several new products during 2011, including Birds Eye Steamfresh, Chef’s Favorites restaurant style vegetable blends, new varieties of Birds Eye Steamfresh vegetables, new varieties of Birds Eye Voila! complete bagged meals, new varieties of Mrs. Paul’s and Van de Kamp’s seafood products, and new varieties of Hungry-Man frozen dinners. Celeste sales also increased 22% as a result of strong market share gains and additional distribution at key customers. Mrs. Paul’s and Van de Kamp’s sales increased as a result of strong sales during Lent. The increases were offset, primarily by lower sales in our Aunt Jemima frozen breakfast products as a result of increased competition in 2011 and the elimination of sales from our exited Steamfresh meals business. Net pricing actions increased net sales for the division by 1.2% in 2011 and volume and product mix increased net sales by approximately 2.1%.

Duncan Hines Grocery Division:

Net sales in the fiscal year ended December 25, 2011 were $966.1 million, an increase of $8.1 million, or 0.8%, from the prior year. During the period, we realized strong sales in our Canadian business, where we introduced Swanson Skillet meals during the first quarter. In addition, sales of our Armour canned meat, Nalley’s chili and Log Cabin brand increased significantly from the prior year. Offsetting these increases were lower sales in our Vlasic and Open Pit brands. Duncan Hines sales gained considerable momentum during the second half of the year following an extensive advertising campaign for our premium line started during the second quarter. We introduced several new products during the year, including Log Cabin all natural pancake mix and Vlasic Farmers Garden refrigerated artisan-style pickles. Net pricing actions increased net sales for the division by 4.0% in 2011 and foreign exchange increased net sales by 0.2%, while volume and product mix reduced sales by approximately 3.4%.

Specialty Foods Division:

Net sales in the fiscal year ended December 25, 2011 were $402.7 million, a decrease of $10.1 million, or 2.4% from the prior year. The decrease is primarily attributable to lower sales in our foodservice business as we exited lower margin un-branded businesses and emphasized higher margin branded products. The decline was partially offset by higher selling prices and increased sales in our snacks business. During 2011, volume and product mix reduced net sales for the division by approximately 2.2%. Net pricing declined by approximately 0.2%.

Gross profit

Gross profit for the fiscal year ended December 25, 2011 was $614.9 million, or 24.9%, of net sales, compared to $602.3 million, or 24.7%, of net sales during the comparable prior year period. The comparison of gross profit as a percentage of net sales was impacted during the period by a favorable variance resulting from $37.1 million of non-recurring expense recorded during 2010 related to the sale of inventory that was recorded at fair value during the Birds Eye Acquisition. Offsetting this favorable variance were charges of $12.6 million and $8.9 million, respectively, related to the closures of our Fulton, New York and Tacoma, Washington facilities. Each of the plants was closed during 2011 and the transfer of manufacturing activities to our remaining plants has gone according to our plans. Substantially higher commodity costs net of manufacturing productivity savings decreased gross profit by 2.6% during the period. We have increased our published selling prices across our portfolio in order to help offset inflation and have experienced sequential improvement in realization throughout the fiscal year. As a result, net pricing increased gross profit by 2.6% during 2011. Unfavorable product mix decreased gross profit by 0.4% during 2011. Excluding the restructuring and acquisition charges, gross profit was 25.8% and 26.2% of net sales, respectively, for 2011 and 2010.

Marketing and selling expenses

Marketing and selling expenses were $171.6 million, or 6.9%, of net sales for the fiscal year ended December 25, 2011, compared to $172.3 million, or 7.1%, of sales during the comparable prior year period. During 2011, we increased advertising expenses by $9.4 million as we expanded our investment in direct consumer marketing. We made significant investments in our Birds Eye Steamfresh and Birds Eye Voila! brands, as part of our enhanced brand building efforts and in support of our new product launches during the period. We also supported our Duncan Hines brand with an extensive new advertising campaign for the decadent line. These incremental expenses were more than offset by the overhead synergies achieved from the Birds Eye Acquisition, which reduced other marketing and selling expenses by $10.4 million for the period.

Administrative expenses

Administrative expenses were $80.5 million, or 3.3%, of net sales for the fiscal year ended December 25, 2011, compared to $110.0 million, or 4.5%, of net sales during the comparable prior year period. The decrease in administrative expenses as a percentage of net sales is due to an $8.6 million decrease in incentive compensation expenses during 2011 due to a low bonus payout rate of 20% for 2011, synergies from the Birds Eye Acquisition and charges of $13.1 million in the 2010 period for the termination benefits and integration related expenses and $1.3 million of lease termination costs. Excluding these 2010 charges and expenses and the impact of the 2011 incentive compensation variance, administrative expenses were 3.6% and 3.9% of net sales during 2011 and 2010, respectively.

Goodwill impairment charges

During 2011, we recognized goodwill impairment charges of $122.9 million related to our Frozen Breakfast ($51.7 million), Private Label ($49.7 million) and Foodservice ($21.5 million) reporting units. The impairment charges were primarily driven by lower long term sales projections resulting from a strategic decision to focus on higher margin products and the loss of a key customer within the private label reporting unit. For more information on our impairment charges please refer to the Impairment of Goodwill and Other Long-Lived Assets section above.

Other expense (income), net

Other expense (income), net consists of the following:

	Fiscal years ended
($ in millions)	December 25, 2011	December 26, 2010
Amortization of intangibles/other assets	$16.2	$17.2
Tradename impairment charges	25.3	29.0
Lehman Brothers Specialty Financing settlement	8.5	—
Gain on sale of the Watsonville, California facility	(0.4)	—
Birds Eye Acquisition merger-related costs (1)	(0.1)	0.2
Royalty income and other	(0.9)	(0.9)

Total other expense (income), net	$48.6	$45.5

(1)	See Note 2 to our consolidated financial statements included elsewhere in this prospectus.

During 2011 we recognized tradename impairment charges of $23.7 million related to our Aunt Jemima trade name, and $1.6 million related to other smaller tradenames. The impairments were driven by lower projected sales levels within these brands primarily as a result of our strategic initiatives to focus on higher margin products.

During the second quarter of 2010 LBSF initiated a claim against us in LBSF’s bankruptcy proceeding for an additional payment from us of $19.7 million, related to certain derivative contracts which we had earlier terminated due to LBSF’s default as a result of its bankruptcy filing in 2008. During the second quarter of 2011, we and LBSF agreed in principle to a settlement of LBSF’s second quarter 2010 claim. Under the terms of the settlement, we made a payment of $8.5 million in return for LBSF’s full release of its claim.

On June 24, 2011, we completed the sale of our Watsonville, California facility which had been recorded as an asset held for sale. The proceeds of the sale were $7.9 million and resulted in a $0.4 million gain.

Earnings before interest and taxes

EBIT was $183.3 million for the fiscal year ended December 25, 2011, a decrease of $81.9 million, or 30.9%, from the comparable prior year period. The primary drivers of the decrease are the goodwill and tradename impairment charges of $148.2 million related to our frozen breakfast, private label and food service reporting units and our Aunt Jemima tradename recognized during 2011. The $8.5 million settlement of LBSF’s outstanding claim against us also contributed to the decrease. The decrease was partially offset by higher gross profit as a result of the favorable comparison of $15.6 million described above related to the Birds Eye Acquisition and plant consolidation projects, an impairment charge of $29.0 million recognized during 2010 related to the Hungry-Man trade name, and a $29.5 million decrease in administrative expenses primarily driven by non-recurring costs related to the Birds Eye integration during the prior year, synergies achieved during 2011 and reduced management incentive compensation in 2011. Excluding these items, EBIT increased by $0.9 million, which is primarily driven by improved pricing, partially offset by higher commodity costs.

Birds Eye Frozen Division:

EBIT was $97.2 million for the fiscal year ended December 25, 2011, a decrease of $17.3 million, or 15.1%, from the comparable prior year period. The primary drivers of the decrease were impairment charges of $51.7 million and $24.9 million related to our frozen breakfast reporting unit goodwill and trade names. In addition, we incurred $12.6 million of costs related to the planned closure of our Fulton, New York manufacturing facility. Offsetting these was a favorable variance resulting from $18.3 million of non-recurring expense recorded during 2010 related to the sale of inventory that was recorded at fair value during the Birds Eye Acquisition. In addition, administrative expenses were lower as a result of non-recurring integration costs of $5.3 million that were incurred during the prior year related to the Birds Eye acquisition. Higher commodity costs in 2011, partially offset by increased selling prices and improved manufacturing performance also impacted EBIT for the period.

Duncan Hines Grocery Division:

EBIT was $157.3 million for the fiscal year ended December 25, 2011, a decrease of $1.5 million, or 0.9%, from the comparable prior year period. The primary driver of the decrease was $8.9 million of costs related to the closure of our Tacoma, Washington manufacturing facility. This unfavorable variance was offset by improved pricing and manufacturing performance and a favorable variance resulting from $12.0 million of non-recurring expense recorded during 2010 related to the sale of inventory that was recorded at fair value during the Birds Eye Acquisition. Higher commodity costs in 2011, along with higher advertising expenses resulting from our new Duncan Hines advertising campaign also impacted EBIT during the period.

Specialty Foods Division:

Loss before interest and taxes was $40.3 million for the fiscal year ended December 25, 2011, a decrease of $67.4 million, or 248.8%, from the comparable prior year period. The primary driver of the decrease was impairment charges of $71.2 million recorded in our private label and foodservice reporting units. Offsetting this charge was a favorable variance resulting from $7.3 million of non-recurring expense recorded during 2010 related to the sale of inventory that was recorded at fair value during the Birds Eye Acquisition. The remaining decrease was driven by lower net sales, combined with higher commodity costs.

Interest expense, net

Interest expense, net was $208.1 million in the fiscal year ended December 25, 2011, compared to $235.7 million in the fiscal year ended December 26, 2010.

The comparison of interest expense to the prior year period was impacted by our August 2010 refinancing, which resulted in charges of $20.9 million related to the write off of debt issue costs and discounts, loan modification fees and hedge ineffectiveness.

Included in interest expense, net, was $2.1 million and $3.3 million for the fiscal year ended December 25, 2011 and the fiscal year ended December 26, 2010, respectively, for the amortization of the cumulative mark-to-market adjustment for an interest rate swap that was de-designated for swap accounting in the fourth quarter of 2008 and subsequently terminated. The counterparty to the interest rate swap was LBSF, a subsidiary of Lehman Brothers, and the hedge was de-designated for swap accounting at the time of LBSF’s bankruptcy filing. At that time of de-designation, the cumulative mark to market adjustment was $11.5 million. As of December 25, 2011, the remaining unamortized balance is $0.4 million.

Excluding the impact of the items in the previous paragraphs, the net decrease in interest expense was $5.5 million, of which $5.4 million was due to lower term loan debt levels due to payments made in 2010, $2.2 million due to the impact of lower interest rates from the August 2010 refinancing, $2.5 million due to lower amortization of debt issue costs, $2.0 million due to lower interest rates on the Tranche B term loans, offset by increased losses on interest rate swap agreements of $5.7 million and other increases of $0.9 million.

Included in the interest expense, net, amount was $23.4 million and $17.7 million for the fiscal year ended December 25, 2011 and the fiscal year ended December 26, 2010, respectively, recorded from losses on interest rate swap agreements, a net change of $5.7 million. We utilize interest rate swap agreements to reduce the potential exposure to interest rate movements and to achieve a desired proportion of variable versus fixed rate debt. Any gains or losses realized on the interest rate swap agreements, excluding the AOCI portion, are recorded as an adjustment to interest expense.

Provision (benefit) for income taxes

The effective tax rate was (89.1%) for the fiscal year ended December 25, 2011, compared to 25.1% for the fiscal year ended December 26, 2010. The effective rate difference was principally due to the $100.2 million portion of the $122.9 million goodwill impairment for which no tax benefit was recognized. Further, a benefit of $3.9 million was recorded as a result of evaluating new information effecting the measurement of certain unrecognized tax benefits and the settlement of a tax examination, as well as a benefit of $2.6 million reflecting a decrease in our net deferred state taxes as a result of changes to our manufacturing footprint and state legislation enacted during the year. Additionally, the prior year rate was effected due to a $2.2 million benefit to the state effective rate as a result of restructuring arising from the Birds Eye integration and an out of period adjustment of $4.2 million to correct errors related to the reversal of our income tax valuation allowance as of December 27, 2009. Since the out of period adjustment was not material to either the fiscal year 2010 or fiscal year 2009 financial statements, we recorded the adjustment in the financial statement for the year ended December 26, 2010.

Liquidity and Capital Resources

Overview

Our cash flows are seasonal. Typically we are a net user of cash in the third quarter of the calendar year (i.e., the quarter ending in September) and a net generator of cash over the balance of the year.

Our principal liquidity requirements have been, and we expect will be, for working capital and general corporate purposes, including capital expenditures and debt service. Capital expenditures are expected to be approximately $80 to $90 million in 2013, which include approximately $7 million related to our facility restructuring projects. We have historically satisfied our liquidity requirements with internally generated cash flows and availability under our revolving credit facility. We expect that our ability to generate cash from our operations and ability to borrow from our credit facilities should be sufficient to support working capital needs, planned growth and capital expenditures for the next 12 months and for the foreseeable future. We keep an insignificant amount of cash in foreign accounts, primarily related to the operations of our Canadian business. Tax liabilities related to bringing these funds back into the United States would not be significant and have been accrued.

We have never declared or paid dividends to the holders of our common stock, including in the fiscal years 2012, 2011 and 2010. After completion of this offering, we intend to pay a regular quarterly cash dividend of approximately $     per share on our common stock, subject to the discretion of our Board of Directors and our compliance with applicable law, and depending on, among other things, our results of operations, financial condition, level of indebtedness, capital requirements, contractual restrictions, restrictions in our debt agreements and in any preferred stock, business prospects and other factors that our Board of Directors may deem relevant. See “Dividend Policy.”

Statements of cash flows for the fiscal year ended December 30, 2012 compared to the fiscal year ended December 25, 2011

Net cash provided by operating activities was $202.9 million for the fiscal year ended December 30, 2012 and was the result of net earnings, excluding non-cash charges and credits, of $216.1 million and a decrease in cash from working capital of $13.1 million. The decrease in cash from working capital was primarily the result of a $22.0 million increase in inventory principally resulting from temporary inventory buildup from our supply chain efficiency initiatives, principally the close down of the Millsboro, Delaware plant, and a $16.3 million decrease in accounts payable driven principally by the timing of production. These were offset by a $9.4 million increase in accrued trade marketing expense driven by higher sales for December of 2012 compared to the previous year as well as increased spending rates driven by increased competitive activity. Also impacting working capital was a decrease of $16.3 million in accounts receivable resulting from the timing of sales within the month of December in 2012 compared to the previous year. The aging profile of accounts receivable has not changed significantly from December 25, 2011. All other working capital accounts generated a net $0.4 million cash outflow.

Net cash provided by operating activities was $204.2 million for the fiscal year ended December 25, 2011 and was the result of net earnings, excluding non-cash charges and credits, of $215.5 million and an increase in working capital of $11.3 million. The increase in working capital was primarily the result of a $23.5 million decrease in accrued liabilities driven by lower incentive compensation and interest accruals, a $12.1 million decrease in accrued trade marketing expense driven by lower trade spending rates in December and a faster rate of settlement on deductions, and an $11.0 million increase in accounts receivable driven by the timing of sales as well as higher selling prices. The aging profile of accounts receivable did not change significantly from December 2010. These were offset by a $38.2 million increase in accounts payable driven by our inventory purchases and the timing of vendor payments. All other working capital accounts had no net effect on cash during the period.

Net cash used in investing activities was $77.7 million for the fiscal year ended December 30, 2012 and was primarily related to capital expenditures. Capital expenditures during fiscal 2012 included approximately $8.6 million of costs related to our facility consolidation projects.

Net cash used in investing activities was $109.4 million for the fiscal year ended December 25, 2011 and consisted of $117.3 million of capital expenditures, offset by $7.9 million of proceeds received for the sale of our Watsonville, CA facility, which had been recorded as an asset held for sale. Capital expenditures during 2011 included approximately $29.0 million of costs related to our plant consolidation projects in Tacoma and Fulton. Although not impacting our cash capital expenditures, we also acquired approximately $11.2 million of assets through capital leases during 2011.

Net cash used by financing activities was impacted by our 2012 Refinancings, which is explained in greater detail in Note 9 to the Consolidated Financial Statements. Net cash used by financing activities for the fiscal year ended December 30, 2012 was $184.1 million and consisted of $632.0 million of term loan repayments, $373.3 million of repurchases of outstanding notes, $17.4 million of debt acquisition costs, $3.5 million of capital lease payments, $0.4 million of notes payable activity, and $0.9 million for repurchases of equity. These outflows were funded by $842.6 million of proceeds from our new Tranche E and F Term loans, with the remainder coming from cash on hand.

Net cash used by financing activities for the fiscal year ended December 25, 2011 was $59.0 million and consisted of $57.5 million of term loan repayments, including a $55.0 million voluntary prepayment of the Tranche D Term Loan made in December 2011, $2.5 million of payments on capital leases, $1.6 million of share repurchases of equity, and $0.7 million of debt acquisition costs. These outflows were partially offset by proceeds from new equity contributions of $0.6 million and other financing activities of $2.7 million.

The net of all activities resulted in a decrease in cash of $58.8 million for the fiscal year ended December 30, 2012, compared to an increase in cash of $35.7 million for the fiscal year ended December 25, 2011.

Statements of Cash Flows for the Fiscal Year Ended December 25, 2011 Compared to the Fiscal Year Ended December 26, 2010

Net cash provided by operating activities was $204.2 million for the fiscal year ended December 25, 2011 and was the result of net earnings, excluding non-cash charges and credits, of $215.5 million and an increase in working capital of $11.3 million. The increase in working capital was primarily the result of a $23.5 million decrease in accrued liabilities driven by lower incentive compensation and interest accruals, a $12.1 million decrease in accrued trade marketing expense driven by lower trade spending rates in December and a faster rate of settlement on deductions, and an $11.0 million increase in accounts receivable driven by the timing of sales as well as higher selling prices. The aging profile of accounts receivable has not changed significantly from December 2010. These were offset by a $38.2 million increase in accounts payable driven by our inventory purchases and the timing of vendor payments. All other working capital accounts had no net effect on cash during the period.

Net cash provided by operating activities was $257.0 million for fiscal 2010, which consisted of net earnings excluding non-cash charges of $166.4 million, and a decrease in working capital of $90.6 million. The decrease in working capital was principally due to a concerted effort to reduce inventories while, at the same time, improving customer service levels. Inventories were reduced by $60.6 million. In addition, accounts receivable declined by $13.0 million in line with lower sales. Working capital also decreased due to a $14.5 million increase in accrued liabilities, principally driven by a $16.1 million increase in accrued interest, caused by the timing of the Birds Eye Acquisition borrowing in 2009.

Net cash used in investing activities was $109.4 million for the fiscal year ended December 25, 2011 and consisted of $117.3 million of capital expenditures, offset by $7.9 million of proceeds received for the sale of our Watsonville, California facility, which had been recorded as an asset held for sale. Capital expenditures during

2011 included approximately $29.0 million of costs related to our plant consolidation projects in Tacoma, Washington and Fulton, New York. Although not impacting our cash capital expenditures, we also acquired approximately $11.2 million of assets through capital leases during 2011. Net cash used in investing activities was $81.3 million for the twelve months ended December 26, 2010 and was related exclusively to capital expenditures.

Net cash used by financing activities for the fiscal year ended December 25, 2011 was $59.0 million and consisted of $57.5 million of term loan repayments, including a $55.0 million voluntary prepayment of the Tranche D Term Loan made in December 2011, $2.5 million of payments on capital leases, $1.6 million of share repurchases, and $0.7 million of debt acquisition costs. These outflows were partially offset by proceeds from new share issuances of $0.6 million and other financing activities of $2.7 million. Net cash used in financing activities was $134.3 million during the year ended December 26, 2010. The usage primarily related to a $27.0 million prepayment of our term loans in accordance with the “Excess Cash Flow” requirements of our senior secured credit facilities, $3.1 million of normally scheduled repayments of the term loans, a $73.0 million voluntary prepayment of the Tranche D Term Loan made in December 2010, $14.3 million in repayments of bank overdrafts, $13.4 million of refinancing costs in connection with the refinancing of the Tranche C Term Loan, and $5.7 million in repayments of our notes payable and capital lease obligations, partially offset by $2.2 million of other activities, net. In August 2010, we refinanced our Tranche C Term Loan by issuing $400 million of 8.25% Senior Notes and executing a new Tranche D Term Loan in the amount of $442.3 million. Except for the refinancing costs referred to above, this refinancing did not impact net cash used in financing activities.

The net of all activities resulted in an increase in cash of $35.7 million for the fiscal year ended December 25, 2011, compared to an increase in cash of $41.4 million or the fiscal year ended December 26, 2010.

Debt

As of December 30, 2012 and December 25, 2011, our long term debt consisted of the following (without giving effect to this offering):

($ in millions)	December 30, 2012	December 25, 2011
Long-term debt
Senior Secured Credit Facilities—Tranche B Non-Extended Term Loans due 2014	$243.3	$1,196.9
Senior Secured Credit Facilities—Tranche B Extended Term Loans due 2016	637.9	—
Senior Secured Credit Facilities—Tranche D Term Loans due 2014	—	313.2
Senior Secured Credit Facilities—Tranche E Term Loans due 2018	398.0	—
Senior Secured Credit Facilities—Tranche F Term Loans due 2018	448.9	—
9.25% Senior Notes due 2015	465.0	625.0
8.25% Senior Notes due 2017	400.0	400.0
10.625% Senior Subordinated Notes due 2017	—	199.0
Unamortized discount on long term debt	(7.2)	(2.7)
Capital lease obligations	21.0	23.0

	2,606.9	2,754.4
Less: current portion of long-term obligations	30.4	15.7

Total long-term debt	$2,576.5	$2,738.7

On April 17, 2012 we entered into an amended and restated credit agreement which extended a portion of our Tranche B Term Loans to 2016, allowed us to borrow on new $400 million Tranche E Term Loans and replace our existing revolving credit facility with a new $150 million revolving credit facility. We used proceeds from the Tranche E Term Loans to pay off all of our outstanding balance of $313.2 million aggregate principal amount of Tranche D Term Loans. On April 19, 2012, we redeemed all $199.0 million of our outstanding 10.625% Senior Subordinated Notes using proceeds from the Tranche E Term Loans along with available cash.

On August 30, 2012, we entered into the first amendment to the amended and restated credit agreement which allowed us to borrow on $450 million of Tranche F Term Loans due 2018. The Company used proceeds from the Tranche F Term Loans along with available cash to pay off $300 million of the aggregate principal amount of Tranche B Non Extended Term Loans due 2014 and $150 million of the aggregate principal amount of 9.25% Senior Notes due 2015. For additional details regarding our debt instruments and our April and September 2012 refinancing, please refer to Note 9 “Debt and Interest Expense” to the audited consolidated financial statements included elsewhere in this prospectus.

We meet the service requirements on our debt utilizing cash flow generated from operations. During 2011, we made a voluntary prepayment of $55.0 million on our term loans. In addition to the above facilities, we have a $150.0 million revolving credit facility, which can be used to fund our working capital needs and can also be used to issue up to $50.0 million of letters of credit. There were no borrowings against the revolving credit facility as of December 30, 2012 and December 25, 2011. As of December 30, 2012 and December 25, 2011, we had issued $33.5 million and $33.6 million, respectively, of letters of credit under this facility, leaving $116.5 million and $116.4 million, respectively, of unused capacity under this facility.

The loans under our senior secured credit facilities mature in quarterly 0.25% installments. The aggregate maturities of the Tranche B Non Extended Term Loan outstanding as of December 30, 2012 are $12.5 million in 2013 and $230.8 million in 2014. The aggregate maturities of the Tranche B Extended Term Loan outstanding as of December 30, 2012 are $6.4 million in 2013, $6.4 million in 2014, $6.4 million in 2015 and $618.6 million in 2016. The aggregate maturities of the Tranche E Term Loans outstanding as of December 30, 2012 are $4.0 million in 2013, $4.0 million in 2014, $4.0 million in 2015, $4.0 million in 2016, $5.0 million in 2017 and $377.0 million thereafter. The aggregate maturities of the Tranche F Term Loans outstanding as of December 30, 2012 are $4.5 million in 2013, $4.5 million in 2014, $4.5 million in 2015, $4.5 million in 2016, $5.6 million in 2017 and $425.3 million thereafter.

Under the terms of our senior secured credit facilities, we are required to use 50% of our “Excess Cash Flow” to prepay the Tranche B Non Extended Term Loans, Tranche B Extended Term Loans, Tranche E Term Loans and Tranche F Term Loans. Excess Cash Flow is defined as consolidated net income (as defined), as adjusted for certain items, including (1) all non cash charges and credits included in arriving at consolidated net income, (2) changes in working capital, (3) capital expenditures (to the extent they were not financed with debt), (4) the aggregate amount of principal payments of indebtedness and (5) certain other items defined in the credit agreement governing our senior secured credit facilities. In December 2011, we made a voluntary prepayment on our Tranche D terms loans of $55.0 million. As a result of this prepayment, no payment was due under the Excess Cash Flow requirements of our senior secured credit facilities for the 2011 reporting year. No payment was due under the Excess Cash Flow requirements of our senior secured credit facilities for the fiscal 2012 reporting year. The percentage of cash flow required to be prepaid is dependent on our total leverage ratio and will decrease based on this offering.

As market conditions warrant, we and our subsidiaries, affiliates or significant equity holders (including Blackstone and its affiliates) may from time to time, in our or their sole discretion, purchase, repay, redeem or retire any of our outstanding debt or equity securities (including any publicly issued debt or equity securities), in privately negotiated or open market transactions, by tender offer or otherwise.

For additional details regarding our debt instruments, please refer to Note 9 “Debt and Interest Expenses” of the audited consolidated financial statements, included elsewhere in this prospectus.

For a description of the material terms of our debt instruments, please see “Description of Indebtedness.”

We intend to use the net proceeds of this offering to redeem all outstanding amount of our 9.25% Senior Notes due 2015 at a redemption price of 100% and to repay a portion of the Tranche B Non Extended Term Loan. See “Use of Proceeds.”

Covenant Compliance

The following is a discussion of the financial covenants contained in our debt agreements.

Senior Secured Credit Facilities

Our senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness and make guarantees;

•	create liens on assets;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans and advances, including acquisitions; and

•	engage in certain transactions with affiliates.

Our senior secured credit facilities also contain certain customary affirmative covenants and events of default.

On April 17, 2012 we amended and restated the credit agreement relating to our senior secured credit facilities as part of an initiative to lower our interest costs by paying off our 10.625% Senior Subordinated Notes and extending the maturity dates for a portion of our senior secured credit facilities. On August 30, 2012, we entered into an amendment to the senior secured credit facilities, which provided for the issuance of new $450 million Tranche F Term Loans, the proceeds of which were used to redeem a portion of our 9.25% Senior Notes and to prepay the initial term loans due April 2, 2014. This is discussed further in Note 9 “Debt and Interest Expense” to the audited consolidated financial statements included elsewhere in this prospectus.

8.25% Senior Notes and 9.25% Senior Notes

Additionally, on April 2, 2007, we issued the 9.25% Senior Notes due 2015 (the “9.25% Senior Notes”). On December 23, 2009, we issued additional 9.25% Senior Notes. On August 17, 2010, we issued the 8.25% Senior Notes due 2017 (together with the 9.25% Senior Notes, the “Senior Notes”). The Senior Notes are general senior unsecured obligations, effectively subordinated in right of payment to all of our existing and future senior secured indebtedness, and guaranteed on a full, unconditional, joint and several basis by our wholly-owned domestic subsidiaries that guarantee our other indebtedness.

The indentures governing the Senior Notes limit our (and most or all of our subsidiaries’) ability to, subject to certain exceptions:

•	incur additional debt or issue certain preferred shares;

•	pay dividends on or make other distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain assets to secure debt;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

Subject to certain exceptions, the indentures governing the Senior Notes permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Adjusted EBITDA

The Company’s metric of Adjusted EBITDA, an operating performance measure, which is used in creating targets for the bonus and equity portions of our compensation plans, is equivalent to Covenant Compliance EBITDA under our debt agreements.

Adjusted EBITDA is defined as net earnings (loss) before interest expense, taxes, depreciation and amortization (“EBITDA”), further adjusted to exclude certain non-cash items, extraordinary, unusual or non-recurring items and other adjustment items. The Company’s management utilizes Adjusted EBITDA as an operating performance measure. In addition, we believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financial covenants.

Pursuant to the terms of our senior secured credit facilities, we are required to maintain a ratio of Net First Lien Secured Debt to Adjusted EBITDA of no greater than 5.25 to 1.00. Net First Lien Secured Debt is defined as our aggregate consolidated secured first lien indebtedness, less the aggregate amount of all unrestricted cash and cash equivalents. In addition, under the credit agreement governing our senior secured credit facilities and the indentures governing the Senior Notes, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is tied to the Senior Secured Leverage Ratio (which is currently the same as the ratio of Net First Lien Secured Debt to Adjusted EBITDA above), in the case of our senior secured credit facilities, or to the ratio of Adjusted EBITDA to fixed charges for the most recently concluded four consecutive fiscal quarters in the case of the Senior Notes. We believe that these covenants are material terms of these agreements and that information about the covenants is material to an investor’s understanding of our financial performance. As of December 30, 2012, we were in compliance with all covenants and other obligations under the credit agreement governing our senior secured credit facilities, and the indentures governing the Senior Notes.

EBITDA and Adjusted EBITDA do not represent net earnings or loss or cash flow from operations as those terms are defined by United States Generally Accepted Accounting Principles (“GAAP”) and do not necessarily indicate whether cash flows will be sufficient to fund cash needs. In particular, the definitions of Adjusted EBITDA in the credit agreement governing our senior secured credit facilities and the indentures governing the Senior Notes allow us to add back certain non-cash, extraordinary, unusual or non-recurring charges that are deducted in calculating net earnings or loss. However, these are expenses that vary greatly and are difficult to predict. While EBITDA and Adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

Our ability to meet the covenants specified above in future periods will depend on events beyond our control, and we cannot assure you that we will meet those ratios. A breach of any of these covenants in the future could result in a default under, or an inability to undertake certain activities in compliance with, the credit agreement governing our senior secured credit facilities and the indentures governing the Senior Notes, at which time the lenders could elect to declare all amounts outstanding under our senior secured credit facilities to be immediately due and payable. Any such acceleration would also result in a default under the indentures governing the Senior Notes.

The following table provides a reconciliation from our net earnings (loss) to EBITDA and Adjusted EBITDA for the fiscal years ended December 26, 2010, December 26, 2011 and December 30, 2012.

($ in millions)	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Fiscal year ended December 30, 2012
	(52 weeks)	(52 weeks)	(53 weeks)
Net earnings (loss)	$22.0	$(46.9)	$52.6
Interest expense, net	235.7	208.1	198.4
Income tax expense (benefit)	7.4	22.1	32.7
Depreciation and amortization expense	78.1	88.5	98.1

EBITDA	$343.2	$271.8	$381.7

Non-cash items (a)	$71.5	$152.2	$0.1
Acquisition, merger and other restructuring charges (b)	27.5	20.3	23.3
Other adjustment items (c)	4.7	5.5	21.0

Adjusted EBITDA	$446.9	$449.7	$426.1

(a)	Non-cash items are comprised of the following:

($ in millions)	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Fiscal year ended December 30, 2012
	(52 weeks)	(52 weeks)	(53 weeks)
Non-cash compensation charges (1)	$4.7	$1.1	$0.9
Unrealized losses (gains) resulting from hedging activities (2)	0.7	1.6	(1.3)
Goodwill impairment charges (3)	—	122.9	—
Other impairment charges (4)	29.0	26.6	0.5
Effects of adjustments related to the application of purchase accounting (5)	37.1	—	—

Total non-cash items	$71.5	$152.2	$0.1

(1)	Represents non-cash compensation charges related to the granting of equity awards.
(2)	Represents non-cash gains and losses resulting from mark-to-market adjustments of obligations under derivative contracts.
(3)	For the fiscal year ended December 25, 2011, represents goodwill impairments on the Frozen Breakfast ($51.7 million), Private Label ($49.7 million) and Food Service ($21.5 million) reporting units.
(4)

For the fiscal year ended December 26, 2010, represents an impairment for the Hungry-Man tradename. For the fiscal year ended December 25, 2011, represents tradename impairments on Aunt Jemima ($23.7 million), Lenders ($1.2 million) and Bernstein’s ($0.4 million), as well as a plant asset impairment on the previously announced closure of the Tacoma, Washington facility ($1.3 million). For the fiscal year ended December 30, 2012, represents tradename impairment of Bernstein’s ($0.5 million).

(5)	For the fiscal year ended December 26, 2010, represents expense related to the write-up to fair market value of inventories acquired as a result of the Birds Eye Acquisition.

(b)	Acquisition, merger and other restructuring charges are comprised of the following:

($ in millions)	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Fiscal year ended December 30, 2012
	(52 weeks)	(52 weeks)	(53 weeks)
Expenses in connection with an acquisition or other merger costs (1)	$0.9	$8.8	$2.3
Restructuring charges, integration costs and other business optimization expenses (2)	25.5	9.5	20.0
Employee severance and recruiting (3)	1.1	2.0	1.0

Total acquisition, merger and other restructuring charges	$27.5	$20.3	$23.3

(1)

For the fiscal year ended December 26, 2010, primarily represents costs related to the Birds Eye Acquisition as well as other expenses related to due diligence investigations. For the fiscal year ended December 25, 2011, primarily represents an $8.5 million legal settlement related to the LBSF claim described in more detail in Note 12 to our audited consolidated financial statements included elsewhere in this prospectus and in “Business—Legal Proceedings.” For the fiscal year ended December 30, 2012, primarily represents expenses related to this offering and due diligence investigations.
(2)

For the fiscal year ended December 26, 2010, primarily represents employee termination benefits and lease termination costs related to the closing of the Rochester, New York office and integration costs related to the Birds Eye Acquisition. For the fiscal year ended December 25, 2011, primarily represents restructuring charges and consulting and business optimization expenses related to the closings of the Tacoma, Washington and Fulton, New York facilities. For the fiscal year ended December 30, 2012, primarily represents restructuring charges and consulting and business optimization expenses related to the closings of the Tacoma, Washington, Fulton, New York, Green Bay, Wisconsin and Millsboro, Delaware facilities.

(3)	For the fiscal years ended December 25, 2011 and December 30, 2012, represents severance costs paid or accrued to terminated employees.
(c)	Other adjustment items are comprised of the following:

($ in millions)	Fiscal year ended December 26, 2010	Fiscal year ended December 25, 2011	Fiscal year ended December 30, 2012
	(52 weeks)	(52 weeks)	(53 weeks)
Management, monitoring, consulting and advisory fees (1)	$4.5	$4.6	$4.7
Other (2)	0.2	0.9	16.3

Total other adjustments	$4.7	$5.5	$21.0

(1)

Represents management/advisory fees and expenses paid to an affiliate of Blackstone pursuant to the Advisory Agreement. We intend to terminate the Advisory Agreement in accordance with its terms in connection with the completion of this offering. See “Use of Proceeds.”

(2)

For fiscal year ended December 26, 2010, represents miscellaneous other cost. For the fiscal year ended December 25, 2011, primarily represents a gain on the sale of the Watsonville, California property and costs for the recall of Aunt Jemima product of $1.1 million, net of insurance recoveries. For the fiscal year ended December 30, 2012, primarily represents $14.3 million of the premiums paid on the redemption of $150.0 million of 9.25% Senior Notes due 2015, the redemption of $199.0 million of 10.625% Senior Subordinated Notes due 2017 and the repurchase and retirement of $10.0 million of 9.25% Senior Notes due 2015, and costs for the recall of Aunt Jemima product of $2.1 million, net of insurance recoveries.

Our covenant requirements and actual ratios for the twelve months ended December 30, 2012 are as follows:

	Covenant Requirement	Actual Ratio
Senior Secured Credit Facilities
Net First Lien Leverage Ratio (1)	5.25 to 1.00	3.89
Total Leverage Ratio (2)	Not applicable	5.92
Senior Notes (3)
Minimum Adjusted EBITDA to fixed charges ratio required to incur additional debt pursuant to ratio provisions (4)	2.00 to 1.00	2.45

(1)

Pursuant to the terms of our senior secured credit facilities, we are required to maintain a ratio of Net First Lien Secured Debt to Adjusted EBITDA of no greater than 5.25 to 1.00. Net First Lien Secured Debt is defined as our aggregate consolidated secured indebtedness, less the aggregate amount of all unrestricted cash and cash equivalents.

(2)

The Total Leverage Ratio is not a financial covenant but is used to determine the applicable rate under our senior secured credit facilities. The Total Leverage Ratio is calculated by dividing consolidated total debt less the aggregate amount of all unrestricted cash and cash equivalents by Adjusted EBITDA.

(3)

Our ability to incur additional debt and make certain restricted payments under the indentures governing the Senior Notes, subject to specified exceptions, is tied to an Adjusted EBITDA to fixed charges ratio of at least 2.00 to 1.

(4)

Fixed charges is defined in the indentures governing the Senior Notes as (i) consolidated interest expense (excluding specified items) plus consolidated capitalized interest less consolidated interest income, plus (ii) cash dividends and distributions paid on preferred stock or disqualified stock.

Inflation

Prior to 2007, inflation did not have a significant effect on us as we had been successful in mitigating the effects of inflation with cost reduction and productivity programs, as well as increasing selling prices during periods of higher inflation. Beginning in late 2007 and continuing into 2008, we experienced higher energy and commodity costs in production and higher fuel surcharges for product delivery. Inflation was less pronounced in 2009 and in 2010, but has been more pronounced in 2011 and 2012, particularly in ingredient costs such as vegetables, flours, shortening/oils, beef, dairy, cocoa, corn sweeteners and energy. To the extent possible, we offset inflation with productivity programs. However, we spend approximately $1.1 billion each year on ingredients, therefore each 1% change in our weighted average ingredient costs would increase our Cost of products sold by approximately $11 million. If we experience significant inflation, price increases may be necessary in order to preserve our margins and returns. Severe increases in inflation could have an adverse impact on our business, financial condition and results of operations.

Contractual Commitments

Our contractual commitments consist mainly of payments related to long-term debt and related interest, operating and capital lease payments, certain take-or-pay arrangements entered into as part of the normal course of business and pension obligations.

The table below provides information on our contractual commitments as of December 30, 2012 and does not give effect to this offering:

	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
	(in thousands)
Total debt at face value (1)	$2,593,044	$27,411	$725,597	$1,037,786	$802,250
Projected interest payments on long-term debt (2)	697,190	153,560	288,275	226,851	28,504
Operating lease obligations	73,384	13,035	18,712	13,883	27,754
Capital lease obligations	27,916	4,666	7,954	4,270	11,026
Purchase obligations (3)	735,481	592,084	76,187	11,760	55,450
Pension (4)	62,919	8,000	15,739	17,695	21,485

Total (5)	$4,189,934	$798,756	$1,132,464	$1,312,245	$946,469

(1)	Total debt at face value includes scheduled principal repayments and excludes interest payments.
(2)

The total projected interest payments on long-term debt are based upon borrowings and interest rates as of December 30, 2012, including the effect of interest rate swaps in place. The interest rate on variable rate debt is subject to changes beyond our control and may result in actual interest expense and payments differing from the amounts above.

(3)

The amounts indicated in this line primarily reflect future contractual payments, including certain take-or-pay arrangements entered into as part of the normal course of business. The amounts do not include obligations related to other contractual purchase obligations that are not take-or-pay arrangements. Such contractual purchase obligations are primarily purchase orders at fair value that are part of normal operations and are reflected in historical operating cash flow trends. Purchase obligations also include trade and consumer promotion and advertising commitments. We do not believe such purchase obligations will adversely affect our liquidity position.

(4)

The funding of the defined benefit pension plan is based upon our planned 2013 cash contribution. The future years’ contributions are based upon our expectations taking into consideration the funded status of the plan at December 30, 2012. Currently, under ERISA and IRS guidelines, our plans are 91% funded.

(5)

The total excludes the liability for uncertain tax positions. We are not able to reasonably estimate the timing of the long-term payments or the amount by which the liability will increase or decrease over time. Therefore, the long-term portion of the liability is excluded from the Contractual Commitments table.

Off-Balance Sheet Arrangements

As of December 30, 2012, we did not have any off-balance sheet obligations.

Accounting Policies and Pronouncements

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires the use of judgment, estimates and assumptions. We make such subjective determinations after careful consideration of our historical performance, management’s experience, current economic trends and events and information from outside sources. Inherent in this process is the possibility that actual results could differ from these estimates and assumptions for any particular period.

Our significant accounting policies are detailed in Note 2 to our consolidated financial statements included elsewhere in this prospectus. The following areas are the most important and require the most difficult, subjective judgments.

Trade and consumer promotion programs

We offer various sales incentive programs to customers and consumers, such as feature price discounts, in-store display incentives, cooperative advertising programs, new product introduction fees, and coupons. The mix between promotion programs, which are classified as reductions in revenue, and advertising or other marketing activities, which are classified as marketing and selling expenses, fluctuates between periods based on our overall marketing plans, and such fluctuations have an impact on revenues. The measurement and recognition of the costs for trade and consumer promotion programs involves the use of judgment related to performance and redemption estimates. Estimates are made based on historical experience and other factors and are adjusted quarterly based upon our most recent experience and new information. Typically, programs that are offered have a very short duration. Historically, the difference between actual experience compared to estimated redemptions and performance has not been significant to the quarterly or annual financial statements and actual expense has been within 1.0% of amounts accrued. However, actual expenses may differ if the level of redemption rates and performance were to vary from estimates.

Goodwill and Indefinite-lived trade names

We evaluate the carrying amount of goodwill for impairment on an annual basis, as of year end, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The goodwill impairment review consists of a two-step process. We perform quantitative testing by calculating the fair value of each reporting unit. We then compare the fair value of the reporting unit with its carrying value. If this fair value exceeds the carrying value, no further analysis or goodwill impairment charge is required. If the fair value is below the carrying value, we proceed to the next step, which is to measure the amount of the impairment loss. The impairment loss is measured as the difference between the carrying value and implied fair value of goodwill. To measure the implied fair value of goodwill we make a hypothetical allocation of the estimated fair value of the reporting unit to the tangible and intangible assets (other than goodwill) within the respective reporting unit using the same rules for determining fair value and allocation under the authoritative guidance for business combinations as we would use if it were an original purchase price allocation. If the implied fair value of the reporting unit’s goodwill is less than its carrying amount the shortfall is charged to earnings.

In estimating the fair value of our reporting units we primarily use the income approach, which utilizes forecasted discounted cash flows to estimate the fair value for each reporting unit. We believe that the use of the discounted cash flow model results in the most accurate estimate of the reporting unit’s fair value since market values for our reporting units are not readily available. The income approach utilizes management’s business plans and projections as the basis for expected future cash flows for five years plus a terminal year. We make significant assumptions including projected sales growth rates and operating margins and the weighted average cost of capital. In our recent impairment tests, we forecasted cash flows for five years plus a terminal year and assumed a weighted average cost of capital of 8.5%. Our projections assume sales growth rates for the next five years and the terminal year that generally average between 1.0% and 3.0% and operating margins which increase moderately from historical levels over time as a result of planned capital improvements in our plants and manufacturing efficiency projects. These assumptions are determined based upon our expectations for each of the individual reporting units and in our judgment are consistent with other companies in the packaged food industry. In order to validate our assumptions, we also reconcile the aggregate fair value of our reporting units to the estimated fair value of the entire company using a market multiple approach.

In fiscal 2012, all reporting units tested had a fair value that exceeded their carrying value by at least 22%. We performed a sensitivity analysis on our weighted average cost of capital and we determined that a 50 basis point increase in the weighted average cost of capital would not have resulted in any of our reporting units implied fair value being less than their carrying value. Additionally, a 50 basis point decrease in the terminal growth rate used for each reporting unit would not have resulted in any of our reporting units implied fair value being less than their carrying value.

We also evaluate the carrying amount of our trade names for impairment on an annual basis, in December, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying value. If the carrying value of a trade name exceeds its fair value at the time of the evaluation, we would charge the shortfall to earnings.

To estimate the fair value of our trade names we primarily use the relief from royalty method, which utilizes forecasted discounted cash flows to estimate the fair value. The utilization of the relief from royalty method requires us to make significant assumptions including sales growth rates, implied royalty rates and discount rates. As discussed under “Impairment of Goodwill and Other Assets”, in fiscal 2012, we recognized an impairment of $0.5 million to our Bernstein’s trade name resulting from a decline in value due to reduced sales forecasts for the brand.

In the course of our testing, we identified 6 trade names which do not have a fair value that exceeded their carrying value by at least 15%. The total carrying value of these trade names as of December 30, 2012 is $228.7 million. As of December 30, 2012 a 50 basis point increase in the weighted average cost of capital for each brand would have resulted in an additional impairment of $4.5 million. A 50 basis point decrease in the terminal sales growth rate would have resulted in an additional impairment of $1.9 million.

Pension Benefits

We provide pension benefits to certain employees and retirees, all of which are frozen for future benefit accruals as of December 30, 2012. Pension benefits are no longer offered to salaried employees. All salaried pension benefits which existed are frozen. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, turnover rates and mortality rates. Independent actuaries, in accordance with accounting principles generally accepted in the United States, perform the required calculations to determine pension expense. Actual results that differ from the actuarial assumptions are generally accumulated and amortized over future periods.

The discount rate is established as of our fiscal year-end measurement date. In establishing the discount rate, we review published market indices of high-quality debt securities, adjusted as appropriate for duration. In addition, independent actuaries apply high-quality bond yield curves to the expected benefit payments of the plans. The expected return on plan assets is a long-term assumption based upon historical experience and expected future performance, considering our current and projected investment mix. This estimate is based on an estimate of future inflation, long-term projected real returns for each asset class, and a premium for active management. Within any given fiscal period, significant differences may arise between the actual return and the expected return on plan assets. The value of plan assets, used in the calculation of pension expense, is the fair market value. Gains and losses resulting from differences between actual experience and the assumptions are determined at each measurement date. If the net gain or loss exceeds 10% of the greater of plan assets or liabilities, a portion is amortized into earnings in the following year.

Net periodic pension expense was $2.1 million in fiscal 2012, $2.8 million in fiscal 2011 and $5.6 million in 2010. Significant weighted-average assumptions for all plans as of the end of the year are as follows:

	2012	2011	2010
Pension Benefits
Discount rate	4.3%	5.4%	5.7%
Expected return on plan assets	7.2%	7.2%	7.8%

Estimated sensitivities to annual net periodic pension cost are as follows: a 50-basis-point reduction in the discount rate would increase pension expense by approximately $0.9 million; a 50-basis-point reduction in the estimated return on assets assumption would increase pension expense by approximately $0.9 million.

Net periodic pension expense is expected to be a credit of approximately $0.5 million in 2013. We expect to contribute approximately $8.0 million to our pension plans in 2013. Given the adverse impact of declining financial markets, combined with the impact that historically low interest rates have on the discount rate used to compute our pension obligation, we made contributions to our plans of $13.3 million in fiscal 2012, $15.9 million in fiscal 2011 and $13.2 million in fiscal 2010.

See also Note 10 “Pension and Retirement Plans” to our consolidated financial statements included elsewhere in this prospectus for additional information on pension expenses.

Insurance reserves

We are self-insured and retain liabilities for the first $250,000 of payments on each claim under our worker’s compensation insurance policy. We utilize a stop loss policy issued by an insurance company to fund claims in excess of $250,000. We estimate the outstanding retained-insurance liabilities by projecting incurred losses to their ultimate liability and subtracting amounts paid-to-date to obtain the remaining liabilities. We base actuarial estimates of ultimate liability on actual incurred losses, estimates of incurred but not yet reported losses-based on historical information from both us and the industry-and the projected costs to resolve these losses. Retained-insurance liabilities may differ based on new events or circumstances that might materially impact the ultimate cost to settle these losses. Historically, such differences are not significant.

Income taxes

We record income taxes based on the amounts that are refundable or payable in the current year, and we include results of any difference between generally accepted accounting principles and U.S. tax reporting that we record as deferred tax assets or liabilities. We review our deferred tax assets for recovery. A valuation allowance is established when we believe that it is more likely than not that some portion of our deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in our tax provision in the period of change. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets and the timing of income tax payments. Actual collections and payments may differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting related income tax balances.

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update No. 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” (“ASU 2013-02”). This new guidance requires that we present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. This guidance only impacts disclosures within our consolidated financial statements and notes to the consolidated financial statements and does not result in a change to the accounting treatment of Accumulated Other Comprehensive Income. We are required to adopt this guidance beginning with our March 31, 2013 interim reporting on Form 10-Q.

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment,” (“ASU 2012-02”). In accordance with the amendments in ASU 2012-02, an entity has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If the entity determines that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than the carrying value, the entity will be required to perform the quantitative test. The amendments in ASU 2012-02 are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. However, early adoption is permitted. We are in the process of evaluating this guidance; however, we do not expect it will have a material effect on the consolidated financial statements upon adoption.

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” (“ASU 2011-05”). ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in equity. ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance became effective in the first quarter of 2012. Upon adoption of this guidance we have decided to present comprehensive income in a separate but consecutive statement. See the Consolidated Statements of Comprehensive Earnings as part of our financial statements for the new presentation.

Quantitative and Qualitative Disclosures About Market Risk

Financial Instruments

Risk Management Strategy

We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of our debt funding and the use of derivative financial instruments. The primary risks managed by using derivative instruments are interest rate risk, foreign currency exchange risk and commodity price risk. Specifically, we enter into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates, foreign exchange rates or commodity prices. Please refer to Note 11 “Financial Instruments” to our audited consolidated financial statements, included elsewhere in this prospectus, for additional details regarding our derivatives and refer to Note 9 “Debt and Interest Expense” to our consolidated financial statements, included elsewhere in this prospectus, for additional details regarding our debt instruments.

Interest Rate Risk

We manage interest rate risk based on the varying circumstances of anticipated borrowings and existing variable and fixed rate debt, including our revolving line of credit. Examples of interest rate management strategies include capping interest rates using targeted interest cost benchmarks, hedging portions of the total amount of debt, hedging a period of months and not always hedging to maturity, and at other times locking in rates to fix interests costs.

Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we primarily use interest rate swaps as part of our interest rate risk management strategy. Interest rate swaps designated as cash flow hedges in accordance with the authoritative guidance for derivative and hedge accounting involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

As discussed above, our variable rate financing arrangements subject us to interest rate risk. If the benchmark LIBOR interest rate were to increase by 50 basis points our annual interest payments on our variable rate facilities would increase by approximately $8.4 million. However, we would also recognize a corresponding decrease of $3.9 million in the payments made on our interest rate swap contracts for a net impact on interest expense of $4.5 million. As of December 30, 2012, a 50 basis point decrease in the benchmark LIBOR interest rate would have increased the fair value of our interest rate swap liabilities by $2.6 million.

Foreign Currency Risk

Certain parts of our foreign operations in Canada expose us to fluctuations in foreign exchange rates. Our goal is to reduce our exposure to such foreign exchange risks on our foreign currency cash flows and fair value fluctuations on recognized foreign currency denominated assets, liabilities and unrecognized firm commitments to acceptable levels primarily through the use of foreign exchange-related derivative financial instruments. We enter into derivative financial instruments to protect the value or fix the amount of certain obligations in terms of our functional currency. As of December 30, 2012, a 10% appreciation in the U.S. dollar relative to the Canadian dollar would have decreased the fair value of our foreign exchange forward contracts by $5.0 million.

Commodity Price Risk

We purchase raw materials in quantities expected to be used in a reasonable period of time in the normal course of business. We generally enter into agreements for either spot market delivery or forward delivery. The prices paid in the forward delivery contracts are generally fixed, but may also be variable within a capped or collared price range. The outstanding purchase commitment for these commodities at any point in time typically ranges from 6 to 12 months of anticipated requirements, depending on the commodity. These contracts are considered normal purchases and sales.

In addition, we may also purchase forward derivative contracts on certain commodities to manage the price risk associated with forecasted purchases of materials used in our manufacturing process. Generally, these derivatives are not designated as hedges as they do not meet the authoritative guidance for derivative and hedge accounting but they are not speculative. From time to time, we enter into commodity forward contracts to fix the price of natural gas, diesel fuel, corn, soybean oil and other commodity purchases at a future delivery date. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in Cost of products sold in the Consolidated Statements of Operations.

As of December 30, 2012, the potential change in fair value of commodity derivative instruments, assuming a 10% adverse movement in the underlying commodity prices, would have resulted in an unrealized net loss of $1.0 million.

Although we may utilize forward purchase contracts and other instruments to mitigate the risks related to commodity price fluctuation, such strategies do not fully mitigate commodity price risk. Adverse movements in commodity prices over the terms of the contracts or instruments could decrease the economic benefits we derive from these strategies.

BUSINESS

Our Company

We are a leading manufacturer, marketer and distributor of high-quality, branded food products in North America, with annual net sales of $2.5 billion in fiscal 2012. Our brands are leaders in many of their respective categories, and we hold the #1 or #2 market share position in 10 of the 12 major product categories in which we compete. Our brand portfolio enjoys strong household penetration in the United States, where our products can be found in over 85% of U.S. households. Our products are sold through supermarkets, grocery wholesalers and distributors, mass merchandisers, super centers, convenience stores, dollar stores, drug stores and warehouse clubs in the United States and Canada, as well as in military channels and foodservice locations. Given our diverse portfolio of iconic brands with attractive market positions, our business generates significant and stable cash flows that we believe will enable us to pay regular dividends to our shareholders, reduce our debt and drive value creation through both reinvestment in our existing brands and periodic strategic acquisitions.

From fiscal 2008 through fiscal 2012, we grew our net sales and Adjusted EBITDA by approximately 59% and 91%, respectively, and expanded our Adjusted EBITDA margin by 2.9 percentage points. Over the same period, our earnings increased from a net loss of $28.6 million in 2008 to net earnings of $52.6 million in fiscal 2012. See “Prospectus Summary—Summary Historical Consolidated Financial Data” for our definition of Adjusted EBITDA and a reconciliation of our net earnings (loss) to Adjusted EBITDA. On December 23, 2009, we acquired all of the common stock of Birds Eye in a transaction that significantly expanded our presence in frozen foods and positioned Pinnacle as the 5th largest frozen food manufacturer in the United States. At the time of the Birds Eye Acquisition, the Birds Eye portfolio included an expanding platform of healthy, high-quality frozen vegetables and frozen meals, as well as a portfolio of primarily branded shelf-stable foods that were complimentary to our existing product offerings. In fiscal 2010, all aspects of the Birds Eye business were fully integrated with Pinnacle.

In addition to reinvestment in our brands and making periodic strategic acquisitions, we have also deployed our significant cash flows to reduce our debt. Our cash flow generation has enabled us to pay down approximately $350 million of the $3.0 billion of debt we incurred in connection with the acquisition of the Company by affiliates of Blackstone in April 2007 and the Birds Eye Acquisition in December 2009.

Our operations are managed and reported in three operating segments: the Birds Eye Frozen Division, the Duncan Hines Grocery Division and the Specialty Foods Division. The Birds Eye Frozen Division and the Duncan Hines Grocery Division, which collectively represent our North American Retail operations, include the following brands:

Birds Eye Frozen Division	Industry Category	Market Share 52 Weeks Ended 12/30/12	Category Rank (1)
Major Pinnacle Brands:
Birds Eye	Frozen vegetables	27.2%	#1
Birds Eye Voila!	Frozen complete bagged meals	25.1%	#2	(2)
Van de Kamp’s Mrs. Paul’s	Frozen prepared seafood	18.8%	#2
Lender’s	Frozen and refrigerated bagels	45.7%	#1
Celeste	Frozen pizza for one	11.3%	#4
Hungry-Man	Full-calorie single-serve frozen dinners and entrées	8.5%	#3
Aunt Jemima	Frozen pancakes/waffles/French toast	8.5%	#2

(1)	Rank among branded manufacturers, excluding private label.
(2)	Pinnacle is the #2 competitor and Birds Eye Voila! is the #1 ranked individual brand in the frozen complete bagged meals category.

Duncan Hines Grocery Division	Industry Category	Market Share 52 Weeks Ended 12/30/12	Category Rank (1)
Major Pinnacle Brands:
Duncan Hines	Cake/brownie mixes and frostings	25.8%	#2
Vlasic	Shelf-stable pickles	31.3%	#1
Mrs. Butterworth’s Log Cabin	Table syrup	17.6%	#2
Armour Brooks Nalley	Canned meat	18.5%	#2
Comstock Wilderness	Pie/pastry fruit fillings	36.0%	#1

(1)	Rank among branded manufacturers, excluding private label.

In addition to our North American Retail operations, the Specialty Foods Division consists of a regional presence in snack products (including Tim’s Cascade and Snyder of Berlin), as well as our foodservice and private label businesses. As part of our ongoing strategic focus over the last several years, we have deemphasized certain low-margin foodservice businesses, particularly foodservice pickles in fiscal 2012, and private label businesses for the benefit of our higher margin branded food products. We believe that this effort will be substantially completed in 2013.

Within our divisions, we actively manage our portfolio by segregating our business into Leadership Brands and Foundation Brands. Our Leadership Brands enjoy a combination of higher growth and margins, greater potential for value-added innovation and enhanced responsiveness to consumer marketing than do our Foundation Brands and, as a result, we focus our investment spending and brand-building activities on our Leadership Brands. By contrast, we manage our Foundation Brands for revenue and market share stability and for cash flow generation to support investment in our Leadership Brands, reduce our debt and fund other corporate priorities. As a result, we focus spending for our Foundation Brands on brand renovation and targeted consumer and trade programs.

Our Leadership Brands are comprised of Birds Eye, Birds Eye Voila!, Duncan Hines, Vlasic, Van de Kamp’s, Mrs. Paul’s, Mrs. Butterworth’s and Log Cabin. Historically, our Leadership Brands have received approximately 80% of our marketing investment and the majority of our innovation investment. Our Birds Eye and Birds Eye Voila! brands combined have annual retail revenue across all retail channels in excess of $1 billion, and our remaining Leadership Brands collectively have annual retail revenue of approximately $900 million across all retail channels. In fiscal 2012, our Leadership Brands accounted for approximately 55% and 70% of our consolidated net sales and gross profit, respectively, and approximately 65% and 74% of our North American Retail net sales and gross profit, respectively.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success:

Actively Managed Portfolio of Iconic Food Brands with Leading Market Positions

We actively manage our diverse portfolio of iconic food brands that participate in attractive product categories. Our well-recognized brand portfolio enjoys strong household penetration in the United States, where our products can be found in over 85% of U.S. households. Our brands are leaders in their respective categories, holding the #1 or #2 market share position in 10 of the 12 major product categories in which we compete.

We have prioritized our investment spending and brand-building activities behind our Leadership Brands, given their higher growth and margins, greater potential for value-added innovation and enhanced responsiveness to consumer marketing, as compared to that of our Foundation Brands. We manage our Foundation Brands for stability in sales, market share and cash flow, with a focus on ongoing quality upgrades, competitive pricing and strong merchandising and trade programs. Our brand prioritization strategy is focused on ensuring that the strong, stable cash flows from our Foundation Brands are deployed for reinvestment in marketing and on-trend innovation for our higher-margin Leadership Brands, as well as for debt reduction and other corporate priorities. From fiscal 2008 through fiscal 2012, net sales of our Leadership Brands grew at a compounded annual growth rate, or CAGR, of 2%, compared to our Foundation Brands, which were flat. Gross profit margin for our Leadership Brands was 30% of net sales in fiscal 2012, compared to 20% of net sales for our Foundation Brands in fiscal 2012.

Strong Innovation and Marketing Capabilities Focused on Leadership Brands

Since 2009, we have substantially enhanced our organizational capabilities in the areas of new product innovation and consumer marketing. We have improved our in-house innovation capabilities by augmenting and upgrading our innovation team, with the construction of a new state-of-the-art R&D facility in our Parsippany, New Jersey headquarters. This facility co-locates our sales, marketing and operations teams with our entire company-wide R&D team, and better enables us to leverage the innovation experience of senior management. Additionally, we have increased investment in consumer insights and employee innovation training. Our Renewal Rate, which we define as gross sales from products introduced within the last three years as a percentage of current year gross sales, has nearly doubled since the Birds Eye Acquisition to 9.4% in fiscal 2012, compared to 5.0% in fiscal 2009 for Pinnacle before the Birds Eye Acquisition. Gross sales represents net sales before returns, discounts, trade, slotting and coupon redemption expenses and other allowances. Recent examples of successfully launched innovations include Duncan Hines Frosting Creations custom-flavor frosting system, Duncan Hines Decadent cake mixes, Vlasic Farmer’s Garden artisan-quality pickles, Birds Eye Chef’s Favorites enhanced vegetable side dishes and Birds Eye Voila! family size complete bagged meals. We intend to continue to invest in innovation that enables us to further differentiate our brands in the marketplace.

To complement our accelerated innovation efforts, we have also focused and enhanced our marketing investments behind our Leadership Brands. We have partnered with best-in-class branded consumer advertising, digital and media agencies to develop high impact marketing programs implemented across television, print, social and digital media. From fiscal 2008 through fiscal 2011, our consumer marketing investments behind our Leadership Brands increased at a CAGR of 6%, while our investment spending declined 14% in fiscal 2012, due to our planned shift of investment spending into trade promotions during a period of heightened competitive activity and significant consumer price sensitivity. We intend to increase marketing investments behind our Leadership Brands over time, as the volume trends and promotional environment in the broader food industry normalize.

Operational Excellence Driving Continued Gross Margin Improvement

Our operational excellence program, a company-wide core productivity initiative, MVP, is designed to generate annual core productivity savings in procurement, manufacturing and logistics in the range of 3% to 3.5% of our annual Cost of products sold. In fiscal 2012, we realized core MVP productivity savings of 3.1%. In addition, in fiscal 2012, our supply chain footprint consolidation initiatives also drove significant, incremental productivity savings of 0.9% of Cost of products sold. These productivity savings, combined with selective retail price increases and our active commodity hedging program, have been instrumental in mitigating input cost inflation in periods of significant inflationary pressure, such as fiscal 2012, and driving gross margin expansion in periods of more modest inflation. We also pursue other initiatives to drive incremental improvement in our gross margin, including improving our product mix through new product innovation and low-margin SKU rationalization, increasing the effectiveness of our trade promotional spending and realizing synergies from acquisitions. Furthermore, our gross margin benefits from our diversified input cost basket in which no single commodity accounted for more than 9% of our total Cost of products sold in fiscal 2012.

In fiscal 2011, we completed two manufacturing plant consolidations designed to optimize our manufacturing footprint and reduce our supply chain costs. In fiscal 2012, we initiated the consolidation of a third manufacturing plant and terminated the use of a third party storage facility. The combined ongoing annualized benefit to Cost of products sold from these projects is estimated at approximately $28 million, with fiscal 2012 benefiting by approximately $16 million and 2013 expected to benefit by an additional $7 million. The remaining $5 million in incremental ongoing annualized savings are expected to be realized in 2014. From fiscal 2008 through fiscal 2012, we have expanded our gross margin as percentage of net sales by 1.9 percentage points and our Adjusted gross margin as percentage of net sales by 3.1 percentage points. See “Prospectus Summary — Summary Historical Consolidated Financial Data” for our definition of Adjusted gross profit and a reconciliation of our gross profit to Adjusted gross profit.

Strong Free Cash Flow Conversion

Our business generates an attractive Adjusted EBITDA margin and also benefits from modest capital expenditure and working capital requirements and approximately $1 billion in NOLCs, which combined have resulted in strong and stable unlevered free cash flows. Our Adjusted EBITDA margin benefits from the quality of our brand portfolio and our lean and nimble organization structure, with selling, general and administrative expenses, excluding marketing investment and one-time items, consistently representing approximately 8% of net sales. Our well-maintained manufacturing facilities and strategic use of co-packers limit our maintenance capital expenditure requirements, and our significant NOLCs and other tax attributes minimize our cash taxes.

We believe our strong free cash flows will enable us to maximize shareholder value through paying a regular dividend, reducing our indebtedness, strategically deploying our capital to fund innovation and organic growth opportunities and financing value-enhancing acquisitions.

Proven M&A Expertise with Significant Opportunity

We have substantial experience in sourcing, executing and integrating value-enhancing acquisitions. We maintain a highly-disciplined approach to M&A, focusing on opportunities that add new iconic brands to our portfolio and/or allow for strong synergy realization.

In December 2009, we completed the $1.3 billion purchase of Birds Eye. The Birds Eye Acquisition added approximately $1 billion in net sales, including the Birds Eye and Birds Eye Voila! brands, enhanced our operating margins, and added scale to our frozen food business, making us the 5th largest frozen food manufacturer in the United States. The integration of Birds Eye was largely completed within six months of the acquisition, and the synergies we achieved exceeded our original estimates. Similarly, in 2006, we completed the acquisition of Armour and successfully integrated the business within four months. The Armour acquisition added approximately $225 million in net sales and was immediately accretive to our operating margins.

Our strong existing platforms in the Birds Eye Frozen and Duncan Hines Grocery segments facilitate a large addressable market and broad set of potential acquisition targets. We believe our scale, management depth, integration expertise and access to capital will allow us to consider both small and large acquisitions in the future and to seamlessly integrate them to drive maximum value creation.

Experienced, Hands-On Management Team and Board of Directors

Our management team has a demonstrated history of delivering strong operating results. From fiscal 2008 through fiscal 2012, we have enhanced our business mix through active portfolio management, including focused innovation and marketing and the successful integration of a transformative, value-enhancing acquisition that dramatically increased the scale and scope of our business. Our management team, which has been strengthened with the recent addition of several highly-experienced executives, has extensive food industry experience and includes several executives who have managed significantly larger businesses and have led numerous acquisition integrations. Our management team is complimented by an experienced Board of Directors, which includes several individuals with a proven track record of successfully managing and acquiring consumer businesses.

Our Strategy

We intend to profitably grow our business and create shareholder value through the following strategic initiatives:

Drive Growth Through Focus on Leadership Brands

Our Leadership Brands are among our highest-growth and highest-margin businesses and enjoy greater potential for value-added innovation and enhanced responsiveness to consumer marketing. Our brand prioritization strategy is focused on ensuring that the strong, stable cash flows from our Foundation Brands are, among other uses, reinvested in marketing and on-trend innovation for our higher-margin Leadership Brands. We believe our formalized innovation processes, upgraded R&D capabilities, increased investments in consumer insights, and partnership with best-in-class branded consumer advertising, digital and media agencies will enable us to continue to introduce successful new products and drive brand growth through high-impact marketing programs. We believe this strategy, which will focus the majority of our consumer marketing investments and new product innovation efforts on our Leadership Brands, will drive higher-margin revenue growth across our portfolio.

Expand Margins By Leveraging Productivity and Efficient Organization Structure

We believe we are well-positioned to continue to expand our margins. Our company-wide focus on productivity, which includes both our core productivity initiative, MVP, and our supply chain footprint consolidation initiatives, along with selective pricing actions and our active commodity hedging program, are intended to mitigate input cost inflation in periods of significant inflationary pressure and more than offset input cost inflation in periods of modest input cost inflation. In addition, our focus on improving our product mix, enhancing the effectiveness of our trade promotions, realizing synergies from acquisitions and leveraging our efficient organizational structure are expected to further drive margin expansion over time. We believe our lean, nimble structure and efficient internal processes will continue to enhance our decision-making and speed of execution. Our flat structure, which has enabled us to hold our overhead costs (i.e., selling, general and administrative expenses, excluding marketing investment and one-time items) at approximately 8% of net sales, allows for a high level of connectivity between senior management and our operations and customers, ensuring senior management engagement in key business decisions.

Deliver Strong Free Cash Flow Through Tight Working Capital Management, Focused Capital Spending and Minimal Cash Taxes

We believe we are well-positioned to profitably grow our business and generate strong free cash flow through our combination of attractive Adjusted EBITDA margins, modest working capital requirements, limited maintenance capital expenditures and low cash taxes that result from our approximately $1 billion in NOLCs and other tax attributes, which we believe will result in minimal cash taxes through 2015 and modest annual cash tax savings beyond 2015. Our well-maintained manufacturing facilities and strategic use of co-packers limit our capital expenditure requirements, and our ongoing focused management of working capital also benefits our free cash flow.

Acquire Value-Enhancing Food Brands

We intend to proactively pursue value-enhancing acquisitions in the packaged food industry, utilizing a disciplined approach to identify and evaluate attractive acquisition candidates. We believe we can leverage our scale, management depth and integration expertise, along with our access to capital, to continue our track record of making value-accretive acquisitions. We believe the combination of consolidating selling, general and administrative functions, leveraging our scale in procurement, optimizing supply chain and manufacturing operations, cross-marketing brands across categories and further developing retailer relationships will continue to enable us to drive acquisition synergies in future transactions we may pursue.

Return Value to Shareholders Through Debt Reduction and Regular Dividend Payments

We believe our capital structure and strong free cash flow enables us not only to invest in our Leadership Brands to drive organic growth and fund value-enhancing acquisitions, but also to continue to strengthen our balance sheet through debt reduction and to return capital to our shareholders through regular dividend payments. Upon the consummation of this offering, we intend to pay a regular quarterly cash dividend of approximately $         per share. See “Dividend Policy.”

Industry Segments

Birds Eye Frozen Division

Birds Eye is the largest brand in the $2.3 billion frozen vegetables category. Collectively, our steamed and non-steamed product offerings hold the #1 position among branded products, with a 27.2% market share. Birds Eye was founded by frozen foods inventor Clarence Birdseye in 1926 and the tradition of innovation continues today. With the launch of Birds Eye Steamfresh vegetables in January 2006, Birds Eye was the first company to capture a nationwide market share with a product that enables consumers to conveniently steam vegetables in microwaveable packaging. Also, in 2011, Birds Eye took Steamfresh to the next level with the introduction of the Steamfresh Chef’s Favorites vegetable blends with sauces, seasonings and starches which deliver excellent taste and convenience. New government programs, such as the USDA’s My Plate program, and nutrition and health professionals continue to identify increased vegetable consumption as a key to better health. We believe that enhancing the taste of vegetables and making them exceptionally convenient are keys to driving more vegetable consumption. Birds Eye has taken a leadership role in increasing vegetable consumption, with a specific focus on children. We are sponsors of the USDA’s My Plate program, partners in Partnership for Healthy America, and are engaged in a breakthrough marketing effort with Nickelodeon (the number one children’s television network) to encourage children to eat more vegetables. We also compete in the frozen complete bagged meals category with our Birds Eye Voila! brand. We are the second largest competitor in the frozen complete bagged meal category, and our Birds Eye Voila! brand is the #1 brand in the category, with a 25.1% market share. Birds Eye Voila! frozen bagged meals provide consumers with a high quality complete meal, including protein, starch, and vegetables, that they can prepare in a skillet in just minutes. In fiscal 2012, our product launches included an expansion of the very successful Chef’s Favorites line and new on-trend vegetables, including edamame.

Duncan Hines Grocery Division

Duncan Hines is the division’s largest brand and includes cake mixes, ready-to-serve frostings, brownie mixes, muffin mixes, and cookie mixes. Duncan Hines was introduced as a national brand in 1956 when Duncan Hines, a renowned restaurant critic and gourmet, launched the brand as part of his efforts to bring restaurant-quality food to American homes. Duncan Hines has expanded its presence at retail over the past year through a commitment to innovation. Over the past 3 years, Duncan Hines has established a successful line of Decadent cakes, which offer premium quality products. In February 2012, we introduced an innovative line of frosting products, Duncan Hines Frosting Creations, which uses a patent pending frosting system to allow consumers to customize their frosting into one of 12 different flavors. Duncan Hines is the #2 brand with a 25.8% market share of the $891 million cake/brownie mixes and frostings category.

We also offer a complete line of shelf-stable pickle products that we market and distribute nationally, primarily under the Vlasic brand, and regionally under the Milwaukee’s and Wiejske Wyroby brands. Our Vlasic brand, represented by its trademark Vlasic stork, was introduced over 65 years ago and has the highest consumer awareness and quality ratings in the pickle category. Vlasic is the #1 brand in the $511 million shelf-stable pickle category and Pinnacle brands collectively hold a 31.3% market share. In fiscal 2012, our new product launches included Vlasic Farmers Garden, artisan-style pickles.

Specialty Foods Division

Snack Products. Our snack products primarily consist of Tim’s Cascade, Snyder of Berlin and Husman’s. These direct store delivery brands have strong local awareness and hold leading market share positions in their regional markets.

Foodservice and Private Label. We also manufacture and distribute certain products, mainly in the frozen breakfast, canned meat, and pie and pastry fruit filling categories, through foodservice channels. We also manufacture and distribute certain private label products in the canned meat, shelf-stable pickles and frozen prepared seafood categories. As part of our ongoing strategic focus over the last several years, we have deemphasized certain low-margin foodservice and private label businesses for the benefit of our higher margin branded food products. We believe that this effort will be substantially completed in 2013.

Financial information about our business segments is discussed in greater detail in Note 14 to the audited consolidated financial statements included elsewhere in this prospectus.

Acquisitions

Reorganization of Subsidiaries

In order to simplify administrative matters and financial reporting, on September 30, 2007, Pinnacle Foods Corporation (“PFC”) merged with and into Pinnacle Foods Group Inc. (“PFGI”). As a final step to the reorganization, PFGI was converted from a Delaware corporation into a Delaware limited liability company under Delaware law on October 1, 2007 under the name Pinnacle Foods Group LLC.

Birds Eye Acquisition

On November 18, 2009, Pinnacle Foods Group LLC (“PFG LLC”) entered into a Stock Purchase Agreement with Birds Eye Holdings LLC and Birds Eye pursuant to which PFG LLC acquired all of the issued and outstanding common stock of Birds Eye from Birds Eye Holdings LLC. At the closing of the Birds Eye Acquisition on December 23, 2009, PFG LLC purchased all of the outstanding shares of Birds Eye’s common stock, par value $0.01 per share, for $670.0 million in cash, together with the assumption of Birds Eye’s debt of $670.4 million, resulting in the total acquisition cost of $1,340.4 million.

The following chart illustrates our history:

Date	Event	Selected Brands Acquired
2001	Pinnacle Foods Holding Corporation was formed to acquire the North American business of Vlasic Foods International Inc.	Hungry-Man Swanson (1) Vlasic Open Pit
2003	Pinnacle Foods Inc. acquired Pinnacle Foods Holding Corporation
2004	Merger of Pinnacle Foods Holding Corporation with Aurora Foods Inc. completed and surviving company renamed Pinnacle Foods Group Inc.	Duncan Hines Van de Kamp’s and Mrs. Paul’s Log Cabin and Mrs. Butterworth’s Lender’s Celeste Aunt Jemima (frozen breakfast products) (1)
2006	Pinnacle Foods Group Inc. acquired Armour business from the Dial Corporation	Armour (1)
2007	Pinnacle Foods Inc. acquired by affiliates of Blackstone

Date	Event	Selected Brands Acquired
2009	Birds Eye acquired by Pinnacle Foods Group LLC	Birds Eye Birds Eye Steamfresh Birds Eye Voila! (1) Comstock Wilderness Brooks Nalley Bernstein’s Tim’s Cascade Snyder of Berlin

(1)

We manufacture and market these products under licenses granted by Campbell Soup Company (Swanson), the Quaker Oats Company (Aunt Jemima), Smithfield Foods, Inc. (Armour) and Voila Bakeries, Inc. (Voila). See “Intellectual Property.”

Customers

We have several large customers that account for a significant portion of our sales. Wal-Mart and its affiliates are our largest customers and represented approximately 25% of our net sales in each of the fiscal years 2012, 2011 and 2010, respectively. Cumulatively, including Wal-Mart, our top ten customers accounted for approximately 60% of net sales in fiscal year 2012, 60% of net sales in fiscal year 2011 and 61% of net sales in fiscal year 2010.

Marketing

Our marketing programs consist of consumer advertising, consumer promotions, trade promotions, direct marketing, cause related marketing and public relations. Our advertising consists of television, newspaper, magazine, digital, mobile and social advertising aimed at increasing consumer preference and usage of our brands. Consumer promotions include free trial offers, targeted coupons and on-package offers to generate trial usage and increase purchase frequency. Our trade promotions focus on obtaining retail feature and display support, achieving optimum retail product prices and securing retail shelf space. Over the long term, we continue to focus on shifting our marketing efforts toward building long-term brand equity through increased consumer marketing.

Research and Development

Our Product Development and Technical Services teams focus on new product development, product-quality improvements, productivity improvements, regulatory compliance, package development, quality assurance, consumer affairs and brand extensions for our Duncan Hines Grocery, Birds Eye Frozen and Specialty Food products. In fiscal 2012, we consolidated all of our R&D functions in our new state-of-the-art facility in our Parsippany, New Jersey headquarters and closed our Green Bay, Wisconsin location. The consolidation provides for seamless collaboration among our marketing, sales, operations and R&D functions. The relocation resulted in $3.0 million of one-time expenses in fiscal 2012. Our R&D expenditures totaled $12.0 million, $8.1 million and $9.4 million for fiscal years 2012, 2011 and 2010, respectively. Our level of R&D expenditures reflects our focus on product development in comparison to basic research.

Intellectual Property

We own a number of registered and common law trademarks in the United States, Canada and other countries, including Amazing Glazes®, Appian Way®, Birds Eye®, Bernstein’s®, Brooks®, C&W®, CasaRegina®, Celeste®, Chocolate Lovers®, Comstock®, Country Kitchen®, Duncan Hines®, Erin’s Gourmet Popcorn®, Farmer’s Garden®, Freshlike®, Fun Frosters™, Frosting Creations®, Hartford House®, Hawaiian Style Bowls®, Hearty Bowls™, Hearty Hero®, Hungry-Man®, Hungry-Man Sports Grill®, Hungry-Man Steakhouse™, Husman’s®, It’s Good to be Full®, Lender’s®, Log Cabin®, Lunch Bucket®, Magic Minis®, McKenzie’s®, Milwaukee’s®, Moist Deluxe®, Mrs. Butterworth’s®, Mrs. Paul’s®, Nalley®, Open Pit®, Ovals®, Riviera®,

Satisfy Your Craving®, Signature Desserts®, Simple Mornings®, Simply Classic™, Snack’mms®, So Moist. So Delicious. And So Much More.®, Stackers®, Snyder of Berlin®, Steamfresh®, Taste the Juicy Crunch™, That’s the Tastiest Crunch I’ve Ever Heard!®, The Original TV Dinner™, Tim’s Cascade Snacks®, Treet®, Van de Kamp’s®, Vlasic® and Wilderness®. We also have applications pending with the United States Patent and Trademark Office for a number of trademarks, including ParchmentBake™, Lil’ Griddles™, Power Lunch™, Thick N Rich™, It’s Always Vegetable Season™, Nobody Brings the Bite Like Vlasic™ and Discover the Wonder of Vegetables™. We own the trademark Snyder of Berlin while an unrelated third party owns the trademark Snyder of Hanover. Per a court order, the use of the trademark must include the word “Snyder” in combination with the words “of Berlin.” We protect our trademarks by obtaining registrations where appropriate and opposing any infringement in key markets. We also own a design trademark registration in the United States, Canada, and other countries on the Vlasic stork.

We manufacture and market certain of our frozen food products under the Swanson brand pursuant to two royalty-free, exclusive and perpetual trademark licenses granted by Campbell Soup Company. The licenses give us the right to use certain Swanson trademarks both inside and outside of the United States in connection with the manufacture, distribution, marketing, advertising, and promotion and sale of frozen foods and beverages of any type except for frozen soup or broth. The licenses require us to obtain the prior written approval of Campbell Soup Company for the visual appearance and labeling of all packaging, advertising material, and promotions bearing the Swanson trademark. The licenses contain standard provisions, including those dealing with quality control and termination by Campbell Soup Company as well as assignment and consent. If we were to breach any material term of the licenses and not timely cure such breach, Campbell Soup Company could terminate the licenses.

We manufacture and market certain of our frozen breakfast products under the Aunt Jemima brand pursuant to a royalty-free, exclusive (as to frozen breakfast products only) and perpetual license granted by The Quaker Oats Company, a subsidiary of PepsiCo Inc. The license gives us the right to use certain Aunt Jemima trademarks both inside and outside the United States in connection with the manufacture and sale of waffles, pancakes, french toast, pancake batter, biscuits, muffins, strudel, croissants, and all other frozen breakfast products, excluding frozen cereal. The license requires us to obtain the approval of The Quaker Oats Company for any labels, packaging, advertising, and promotional materials bearing the Aunt Jemima trademark. The license contains standard provisions, including those dealing with quality control and termination by The Quaker Oats Company as well as assignment and consent. If we were to breach any material term of the license and not timely cure such breach, The Quaker Oats Company could terminate the license.

We have a license agreement granting us an exclusive, royalty bearing, perpetual license to use certain Armour trademarks in the United States. Under the license agreement, Smithfield Foods, Inc., as successor to ConAgra, Inc., the licensor, grants us a license for the use of various Armour trademarks in conjunction with shelf-stable products within the United States. The shelf-stable products must be manufactured according to approved formulas and specifications, and new specifications must be approved by the licensor, with such approval not to be unreasonably withheld or delayed. Proposed labels, packaging, advertising, and promotional materials must first be submitted to the licensor for approval, with such approval not to be unreasonably withheld or delayed. We are required to make annual royalty payments to the licensor based upon our annual net sales of the approved shelf-stable products. If we were to materially breach the license agreement, Smithfield Foods, Inc. could terminate the license. We own and maintain Armour registrations in many other countries.

We have an exclusive license agreement whereby we receive $0.8 million per year in royalties from the Dean Pickle and Specialty Products Company, a subsidiary of TreeHouse Foods, Inc., for the use of Nalley® and other trademarks in the production of the Nalley’s Pickle brand.

We also manufacture and market frozen complete bagged meals under the Voila! trademark pursuant to a royalty-free exclusive and perpetual license granted by Voila Bakeries, Inc. This license gives us the right to use Voila! in the United States in connection with products containing both meat and vegetable items. The license contains standard provisions, including those dealing with quality control and termination by Voila Bakeries, Inc. as well as assignment and consent. If we were to breach any material term of the license and not timely cure such breach, Voila Bakeries, Inc. could terminate the license.

Although we own a number of patents covering manufacturing processes, we do not believe that our business depends on any one of these patents to a material extent. In 2011, we applied for a patent for our new Duncan Hines Frosting Creations™ products.

Sales and Distribution

We sell and distribute a majority of our products in the United States through one national broker with whom we have a long-term working relationship. In Canada, we use one national broker to sell and distribute the majority of our products. We employ other brokers for the foodservice and club channels. Through this sales broker network, our products reach all traditional classes of trade, including supermarkets, grocery wholesalers and distributors, mass merchandisers, super centers, convenience stores, drug stores, warehouse clubs, foodservice, and other alternative channels. In 2013, we plan to expand direct sales coverage for retailer headquarters to more than 50% of our U.S. retail business, which will include building internal capabilities to best meet the needs of our customers while continuing to leverage the services of our national broker.

Due to the different demands of distribution for frozen and shelf-stable products, we maintain separate distribution systems. Our Birds Eye Frozen Division’s product warehouse and distribution network consists of 14 locations. Birds Eye Frozen Division products are distributed by means of four owned and operated warehouses located at our Mattoon, Illinois, Waseca, Minnesota, Jackson, Tennessee and Darien, Wisconsin plants. In addition, we utilize eight distribution centers in the United States and two distribution centers in Canada, all of which are owned and operated by third-party logistics providers. Our Duncan Hines Grocery Division’s product warehouse and distribution network consists of 13 locations. Duncan Hines Grocery Division products are distributed by means of five owned and operated warehouses located at our Millsboro, Delaware (which is scheduled to close during the first half of fiscal year 2013), St. Elmo, Illinois, Ft. Madison, Iowa, Fennville, Michigan and Imlay City, Michigan plants. In addition, we utilize seven distribution centers in the United States which are owned and operated by third-party logistics providers. We also distribute Duncan Hines Grocery products from one leased distribution center in Canada. In each third-party operated location, the provider receives, handles and stores products. Our distribution system uses a combination of common carrier trucking and inter-modal rail transport. In addition to these locations, our snack products are primarily distributed through a direct store delivery network in the Midwest, Mid-Atlantic, and Pacific Northwest, a portion of which we own and operate and a portion of which utilizes third-party providers. We believe that our sales and distribution network is scalable and has the capacity to support substantial increases in volume.

Ingredients and Packaging

We believe that the ingredients and packaging used to produce our products are readily available through multiple sources. Our ingredients typically account for approximately 55% of our annual Cost of products sold, excluding logistics and depreciation, and primarily include sugar, cucumbers, flour (wheat), vegetables, fruits, poultry, seafood, proteins, vegetable oils, shortening, meat, corn syrup and other agricultural products. Certain vegetables and fruits are purchased under dedicated acreage supply contracts from a number of growers prior to each growing season, while a smaller portion is sourced directly from third parties. Our packaging costs, primarily for aluminum, glass jars, plastic trays, corrugated fiberboard, polyfilm and plastic packaging materials, typically account for approximately 20% of our annual Cost of products sold, excluding logistics and depreciation.

Manufacturing

Owned and Operated Manufacturing Facilities. We own and operate ten manufacturing facilities for our products. See “Properties” below for a listing of our manufacturing facilities.

Co-Packing Arrangements. In addition to our own manufacturing facilities, we source a significant portion of our products under “co-packing” agreements, a common industry practice in which manufacturing is outsourced to other companies. We regularly evaluate our co-packing arrangements to ensure the most cost-effective manufacturing of our products and to utilize company-owned manufacturing facilities most effectively. Third-parties produce our Duncan Hines product line, as well as various other products.

Seasonality

Our sales and cash flows are affected by seasonal cyclicality. Sales of frozen foods, including frozen vegetables and frozen complete bagged meals, tend to be marginally higher during the winter months. Seafood sales peak during Lent, in advance of the Easter holiday. Sales of pickles, relishes, barbecue sauces, potato chips and salad dressings tend to be higher in the spring and summer months, and demand for Duncan Hines products, Birds Eye vegetables and our pie and pastry fruit fillings tend to be higher around the Easter, Thanksgiving, and Christmas holidays. Since many of the raw materials we process under the Birds Eye and Vlasic brands are agricultural crops, production of these products is predominantly seasonal, occurring during and immediately following the purchase of such crops. We also increase our Duncan Hines inventories in advance of peak fall selling season. As a result, our inventory levels tend to be higher during August, September, and October, and thus we require more working capital during these months. We are a seasonal net user of cash in the third quarter of the calendar year.

Competition

We face competition in each of our respective product lines. Although we operate in a highly competitive industry, we believe that the strength of our brands has resulted in strong respective competitive positions. We compete with producers of similar products on the basis of, among other things, product quality, brand recognition and loyalty, price, customer service, effective consumer marketing and promotional activities, and the ability to identify and satisfy emerging consumer preferences.

Employees

We employed approximately 3,700 people as of December 30, 2012, with approximately 53% of our hourly employees unionized. Due to the seasonality of our pickle and vegetable businesses, our employment fluctuates throughout the year, and thus our average number of employees was approximately 4,400 throughout fiscal 2012. In September 2012, the collective bargaining agreement expired for 450 of our union employees in Ft. Madison, Iowa. On February 14, 2013, a new collective bargaining agreement, effective through September 2016, was ratified by our Ft. Madison union employees. Our contract with approximately 115 union employees at our Fennville, Michigan plant expired in January 2013. On February 20, 2013, a new collective bargaining agreement, effective through January 2017, was ratified by our Fennville union employees. In addition, in December 2013, the collective bargaining agreement will expire for approximately 480 employees at our Darien, Wisconsin plant. See “Risk Factors—Risks related to our business—Our financial well-being could be jeopardized by unforeseen changes in our employees’ collective bargaining agreements or shifts in union policy.”

Financial Information About Geographical Areas

For information about our geographical segments, see Note 14 to the audited consolidated financial statements included elsewhere in this prospectus.

Governmental, Legal and Regulatory Matters

Food Safety and Labeling

We are subject to extensive regulation, including, among other things, the Food, Drug and Cosmetic Act, as amended by the Food Safety Modernization Act, the Public Health Security and Bioterrorism Preparedness and Response Act of 2002, and the rules and regulations promulgated thereunder by the U.S. Food and Drug Administration. This comprehensive and evolving regulatory program governs, among other things, the manufacturing, composition and ingredients, labeling, packaging, and safety of food, including compliance with current Good Manufacturing Practices. In addition, the Nutrition Labeling and Education Act of 1990 prescribes the format and content of certain information required to appear on the labels of food products. We are also subject to regulation by certain other governmental agencies, including the U.S. Department of Agriculture.

On January 27, 2012, we issued a voluntary recall for certain Aunt Jemima frozen pancakes due to potential cross contamination with soy protein which may cause an allergic reaction in people who have a soy allergy. The cost of this recall, net of insurance recoveries, was $3.2 million, of which $1.1 million was recorded as an inventory write down in Cost of products sold in the Consolidated Statements of Operations in 2011. For the fiscal year ended December 30, 2012, the cost of the recall, net of insurance recoveries, was $2.1 million and was primarily recorded as a reduction of Net Sales on the Consolidated Statement of Operations. These costs are reported in the Birds Eye Frozen segment. We have insurance coverage that is designed to protect us against this type of loss. This recall did not have a material adverse effect on our financial condition, operating results or our business. We do not expect this recall to have a lasting impact on the Aunt Jemima brand.

Our operations and products are also subject to state and local regulation, including the registration and licensing of plants, enforcement by state health agencies of various state standards, and the registration and inspection of facilities. Compliance with federal, state and local regulation is costly and time-consuming. Enforcement actions for violations of federal, state, and local regulations may include seizure and condemnation of products, cease and desist orders, injunctions or monetary penalties. We believe that our practices are sufficient to maintain compliance with applicable government regulations, although there can be no assurances in this regard.

Federal Trade Commission

We are subject to certain regulations by the Federal Trade Commission. Advertising of our products is subject to such regulation pursuant to the Federal Trade Commission Act and the regulations promulgated thereunder.

Employee Safety Regulations

We are subject to certain health and safety regulations, including regulations issued pursuant to the Occupational Safety and Health Act. These regulations require us to comply with certain manufacturing, health, and safety standards to protect our employees from accidents.

Environmental Regulation

We are subject to a number of federal, state, and local laws and other requirements relating to the protection of the environment and the safety and health of personnel and the public. These requirements relate to a broad range of our activities, including:

•	the discharge of pollutants into the air and water;

•

the identification, generation, storage, handling, transportation, disposal, record-keeping, labeling and, reporting of and emergency response in connection with hazardous materials (including asbestos) associated with our operations;

•	noise emissions from our facilities; and

•	safety and health standards, practices, and procedures that apply to the workplace and the operation of our facilities.

In order to comply with these requirements, we may need to spend substantial amounts of money and other resources from time to time to (i) construct or acquire new equipment, (ii) acquire or amend permits to authorize facility operations, (iii) modify, upgrade, or replace existing and proposed equipment and (iv) clean up or decommission our facilities or other locations to which our wastes have been sent. For example, some of our baking facilities are required to obtain air emissions permits and to install bag filters. Many of our facilities discharge wastewater into municipal treatment works, and may be required to pre-treat the wastewater and/or to pay surcharges. Some of our facilities use and store in tanks large quantities of materials, such as sodium chloride and ammonia, that could cause environmental damage if accidentally released. We use some hazardous materials in our operations, and we generate and dispose of hazardous wastes as a conditionally exempt small quantity generator. Our capital and operating budgets include costs and expenses associated with complying with these laws. If we do not comply with environmental requirements that apply to our operations, regulatory agencies could seek to impose civil, administrative, and/or criminal liabilities, as well as seek to curtail our operations. Under some circumstances, private parties could also seek to impose civil fines or penalties for violations of environmental laws or recover monetary damages, including those relating to property damage or personal injury.

Many of our plants were in operation before current environmental laws and regulations were enacted. Our predecessors have in the past had to remediate soil and/or groundwater contamination at a number of locations, including petroleum contamination caused by leaking underground storage tanks which they removed, and we may be required to do so again in the future. We have sold a number of plants where we have ceased operations, and it is possible that future renovations or redevelopment at these facilities might reveal additional contamination that may need to be addressed. Although remediation costs in the past have not been material, future remediation costs may be . The presence of hazardous materials at our facilities or at other locations to which we have sent hazardous wastes for treatment or disposal, may expose us to potential liabilities associated with the cleanup of contaminated soil and groundwater under federal or state “Superfund” statutes. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”), owners and operators of facilities from which there has been a release or threatened release of hazardous materials, together with those who have transported or arranged for the transportation or disposal of those materials, are liable for (i) the costs of responding to and remediating that release and (ii) the restoration of natural resources damaged by any such release. Under CERCLA and similar state statutes, liability for the entire cost of cleaning up the contaminated site can, subject to certain exceptions, be imposed upon any such party regardless of the lawfulness of the activities that led to the contamination.

In working to resolve an environmental wastewater investigation by the State of Michigan Department of Natural Resources and Environment (“MDNRE”) at our Birds Eye Fennville, Michigan production facility, on July 20, 2010, we and the MDNRE reached an agreement (“Administrative Consent Order” or “ACO”). Pursuant to the terms of the ACO, we have installed a new wastewater treatment system at the facility at a cost of approximately $6.2 million and are contributing the funds required to extend the City’s water supply to the affected residents.

Insurance

We maintain general liability and product liability, property, worker’s compensation, business interruption, director and officer and other insurance in amounts and on terms that we believe are customary for companies similarly situated. In addition, we maintain excess insurance where we reasonably believe it is cost effective.

Properties

We own and operate the following 10 manufacturing and warehouse facilities:

Facility location	Principal products	Principal segment (1)	Facility size
Darien, Wisconsin	Frozen vegetables and complete bagged meals	Birds Eye Frozen	747,900 square feet
Ft. Madison, Iowa	Canned meat	Duncan Hines Grocery	478,000 square feet
Imlay City, Michigan	Pickles, peppers, relish	Duncan Hines Grocery	461,000 square feet
Fayetteville, Arkansas	Frozen dinners and entrées	Birds Eye Frozen	390,000 square feet
Fennville, Michigan	Fruit toppings and fillings	Duncan Hines Grocery	328,000 square feet
Jackson, Tennessee	Frozen breakfast, frozen pizza, frozen prepared seafood	Birds Eye Frozen	324,300 square feet
Waseca, Minnesota	Frozen vegetables	Birds Eye Frozen	290,000 square feet
St. Elmo, Illinois	Syrup, barbecue sauce	Duncan Hines Grocery	252,000 square feet
Mattoon, Illinois	Bagels, frozen breakfast	Birds Eye Frozen	212,000 square feet
Berlin, Pennsylvania	Snack foods—Snyder of Berlin	Specialty Foods	180,000 square feet

(1)	We manufacture private label and foodservice in the majority of our plants, the products of which reside in the Specialty Foods segment.

Our properties are 100% encumbered under our senior secured credit facilities. See “Description of Indebtedness.”

We also lease a manufacturing plant, warehouse and distribution center in Algona, Washington (Snack foods—Tim’s Cascade). In addition, we lease warehouses in Darien, Wisconsin and Waseca, Minnesota.

We have entered into co-packing (third-party manufacturing) agreements with several manufacturers for certain of our finished products, most significantly our Duncan Hines product line. All of our Duncan Hines cake mix, brownie mix, specialty mix and frosting production equipment, including co-milling, blending and packaging equipment, is located at the contract manufacturers’ facilities. The most significant Duncan Hines co-packing agreement will expire in June 2015. We believe that our manufacturing facilities, together with our co-packing agreements, provide us with sufficient capacity to accommodate our planned internal growth.

In 2011, we made changes in our manufacturing footprint by consolidating our canning operations from our Tacoma, Washington facility into our Ft. Madison, Iowa facility. In 2011, we also consolidated our vegetable processing and packaging operations from our Fulton, New York facility into our Darien, Wisconsin and Waseca, Minnesota facilities. In fiscal 2012, we announced plans to further improve the efficiency of our supply chain by consolidating our Vlasic pickle production into one plant in Imlay City, Michigan. Our other pickle production plant, located in Millsboro, Delaware, ended production in December 2012. In January 2013, we sold our Fulton, New York facility. We are currently searching for buyers for our unutilized locations in Tacoma, Washington and Millsboro, Delaware.

We also lease office space under operating leases (expiring) in Parsippany, New Jersey (April 2023), Cherry Hill, New Jersey (October 2021); Lewisburg, Pennsylvania (Month to Month); Fayetteville, Arkansas (Month to Month); and Mississauga, Ontario (August 2015). We are also obligated on leases for our former Mountain Lakes, New Jersey headquarters (November 2013) and Green Bay, Wisconsin, R&D location (June 2014).

Legal Proceedings

General

From time to time, we and our operations are parties to, or targets of, lawsuits, claims, investigations, and proceedings, which are being handled and defended in the ordinary course of business. Although the outcome of such items cannot be determined with certainty, our general counsel and management are of the opinion that the final outcome of these matters will not have a material effect on our financial condition, results of operations or cash flows.

Lehman Brothers Special Financing

On June 4, 2010, LBSF initiated a claim against us in LBSF’s bankruptcy proceeding for an additional payment from us of $19.7 million, related to certain derivative contracts which we had earlier terminated due to LBSF’s default as a result of its bankruptcy filing in 2008. On May 31, 2011, we and LBSF agreed in principle to a settlement of LBSF’s June 4, 2010 claim. Under the terms of the settlement, we made a payment of $8.5 million during the third quarter of fiscal year 2011 in return for LBSF’s full release of its claim.

Please also see “Environmental Regulation” above regarding our ACO with the MDNRE.

MANAGEMENT

Below is a list of our executive officers and directors and their respective ages and a brief account of the business experience of each of them.

Name	Age	Position
Robert J. Gamgort	50	Chief Executive Officer and Director
Craig Steeneck	55	Executive Vice President and Chief Financial Officer
John L. Butler	66	Executive Vice President and Chief Human Resources Officer
Sara Genster Robling	56	Executive Vice President and Division President—Birds Eye Frozen Division
Mark L. Schiller	51	Executive Vice President and Division President—Duncan Hines Grocery Division
Christopher J. Boever	45	Executive Vice President and Chief Customer Officer
Antonio F. Fernandez	53	Executive Vice President and Chief Supply Chain Officer
M. Kelley Maggs	61	Executive Vice President, Secretary and General Counsel
Lynne M. Misericordia	49	Senior Vice President, Treasurer and Assistant Secretary
John F. Kroeger	57	Senior Vice President and Deputy General Counsel
Roger Deromedi	59	Non-Executive Chairman of the Board and Director
Jason Giordano	34	Director
Prakash A. Melwani	54	Director
Jeff Overly	54	Director
Raymond P. Silcock	62	Director
Ann Fandozzi	41	Director

Robert J. Gamgort was appointed Chief Executive Officer effective July 13, 2009. From September 2002 to April 2009, Mr. Gamgort served as North American President for Mars Incorporated, where he managed the company’s portfolio of confectionery, main meal, pet food and retail businesses in North America. Mr. Gamgort joined Mars in 1998, initially serving as Vice President of Marketing for M&M / Mars and then as General Manager of its Chocolate Unit. Prior to joining Mars, Mr. Gamgort served as President of Major League Baseball Properties. Mr. Gamgort began his career at General Foods, which later merged with and became Kraft Foods, where he served in key marketing, sales, corporate strategy, and general management roles. Mr. Gamgort holds an MBA from the Kellogg Graduate School of Management at Northwestern University and a BA in Economics from Bucknell University and studied at the London School of Economics. Mr. Gamgort serves on the Board of Trustees for Bucknell University and the Board of Directors of the Grocery Manufacturers Association.

Craig Steeneck has been Executive Vice President and Chief Financial Officer since July 2007. Mr. Steeneck oversees our financial operations, treasury, tax and information technology. From June 2005 to July 2007, Mr. Steeneck served as Executive Vice President, Supply Chain Finance and IT, where he helped redesign the supply chain to generate savings and improved financial performance. From April 2003 to June 2005, Mr. Steeneck served as Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Cendant Timeshare Resort Group (now Wyndham Worldwide), playing key roles in wide-scale organization of internal processes and staff management. From March 2001 to April 2003, Mr. Steeneck served as Executive Vice President and Chief Financial Officer of Resorts Condominiums International, a subsidiary of Cendant. From October 1999 to February 2001, he was the Chief Financial Officer of International Home Foods Inc. Mr. Steeneck is also a Certified Public Accountant in the State of New Jersey and an honors graduate of the University of Rhode Island.

John L. Butler has been Executive Vice President and Chief Human Resources Officer since March 2008. As Chief Human Resources Officer, Mr. Butler leads all human resources responsibilities throughout the company including organizational development, recruitment and talent management, training, compensation and benefits, employee relations and diversity. From February, 2007 to March, 2008, Mr. Butler was self-employed and oversaw personal investments. From November 2004 to February 2007, Mr. Butler served as Senior Vice

President, Human Resources for Toys “R” Us. Prior to joining Toys “R” Us, Mr. Butler held senior level positions with Macy’s Department Stores and Nabisco. Mr. Butler spent 18 years at Nabisco, with his last two positions being Senior Vice President, Human Resources, Nabisco Biscuit Company and Senior Vice President, Human Resources, Nabisco International. He began his business career with RHR International, a management consulting firm. Mr. Butler is a graduate of St. Peter’s College and holds a Ph.D. in Psychology from Catholic University of America. On March 4, 2013, Mr. Butler announced his decision to retire later in the year. A search has begun to identify his successor and Mr. Butler has agreed to remain in his current role until the transition is complete.

Sara Genster Robling was named Executive Vice President and Division President—Birds Eye Frozen Division in April 2010. In this role, Ms. Robling manages our frozen portfolio which includes brands such as Birds Eye frozen vegetables, Birds Eye Voila! and Hungry-Man frozen dinners and entrées, Van de Kamp’s and Mrs. Paul’s frozen prepared seafood, and Aunt Jemima frozen breakfasts. From November 2008 to April 2010, Ms. Robling held the role of Executive Vice President and Chief Marketing Officer. From September 2000 through June 2008, Ms. Robling held the role of Vice President, Chief Marketing Officer for Trane, Inc. (formerly American Standard). From October 1994 until December 1999, Ms. Robling was employed by the Campbell Soup Company where she held positions of increasing responsibility in marketing and sales management, and last served as Vice President, General Manager of the Beverage Division. She began her career at General Foods, which later merged with Kraft, and was employed there from August 1982 to August 1994, advancing through marketing roles to the position of Marketing Manager. Ms. Robling is a cum laude graduate of Princeton University and holds an MBA from the Darden School at the University of Virginia.

Mark L. Schiller has been Executive Vice President and Division President—Duncan Hines Grocery Division since June 2010. In this role, Mr. Schiller leads our grocery portfolio which includes brands such as Duncan Hines cake/brownie mixes and frostings, Vlasic pickles, peppers, and relish, Log Cabin and Mrs. Butterworth’s syrups, Armour canned meats, and Brooks and Nalley chili, and Open Pit barbecue sauces. From March 2002 to April 2010, Mr. Schiller worked at PepsiCo as Senior Vice President of Frito Lay New Ventures, President of Quaker Foods and Snacks North America, and Senior Vice President and General Manager of Frito Lay Convenience Foods Division. From 1998 to 2002, Mr. Schiller was Chief Operating Officer and Co-President of Tutor Time Learning Systems, Inc. From 1996 to 1998, Mr. Schiller served as president of Valley Recreation Products, Inc. Mr. Schiller began his career at the Quaker Oats Company in 1985 where he progressed through a number of marketing, sales and supply chain roles. Mr. Schiller holds a Bachelor of Arts degree from Tulane University and an MBA from Columbia University Graduate School of Business.

Chris Boever joined us in December 2011 and serves as Executive Vice President and Chief Customer Officer. As Sales and Chief Customer Officer, Mr. Boever leads customer relations and sales across our entire Pinnacle Foods brand portfolio. Mr. Boever oversees the sales force and broker organization for Pinnacle’s U.S. organization. From June 2007 to December 2011, Mr. Boever worked at ConAgra Foods, Inc., most recently serving as Senior Vice President Sales, leading the direct and broker sales organization for the Consumer Division. At ConAgra he advanced through positions of increasing responsibility including strategy, planning and operations across a portfolio of frozen, grocery, refrigerated and snack food brands. From January 1991 to June 2007, Mr. Boever worked in various headquarters and field positions at Hormel Foods. Mr. Boever holds a Bachelor of Business Administration degree from the University of Wisconsin.

Antonio F. Fernandez joined us in February 2011 and serves as Executive Vice President and Chief Supply Chain Officer. In his role, Mr. Fernandez has overall corporate responsibility for the end-to-end supply chain, including procurement, manufacturing, customer service, warehousing and distribution. Additionally, he oversees Pinnacle’s food quality and safety programs. Prior to joining our Company, Mr. Fernandez was most recently employed with Kraft Foods Inc. as Senior Vice President, Operations Excellence from 2010 to 2011, following the acquisition of Cadbury, plc. Mr. Fernandez worked at Cadbury from 1998 to 2010 in a series of senior management positions, the last being Chief Supply Chain Officer where he was responsible for all aspects of the confectionery company’s global supply chain. Mr. Fernandez’s early career includes positions in manufacturing, procurement, engineering and consulting with Procter & Gamble Co., PepsiCo, Inc. and the Canaan Group, a general management-consulting firm. He holds a Bachelor of Science degree in Chemical Engineering from Lafayette College.

M. Kelley Maggs became our Executive Vice President and General Counsel in March 2013. Previously, Mr. Maggs served as Senior Vice President, General Counsel and Secretary since Pinnacle’s inception in 2001. Mr. Maggs oversees all legal and corporate secretary activities at Pinnacle. He was associated with affiliates of CDM Investor Group LLC from 1993 until 2007. Prior to his involvement with Pinnacle, Mr. Maggs held the same position with International Home Foods Inc. from November 1996 to December 2000. From 1993 to 1996, Mr. Maggs was employed with Stella Foods, Inc. as Vice President and General Counsel. Prior to that time, he was engaged in the private practice of law in Virginia and New York. Mr. Maggs is a graduate of Niagara University and received his Juris Doctor from George Mason University Law School.

Lynne M. Misericordia has been Senior Vice President and Treasurer since Pinnacle’s inception in 2001. Ms. Misericordia previously held the position of Treasurer with International Home Foods Inc. from November 1996 to December 2000. Before that, Ms. Misericordia was employed by Wyeth from August 1985 to November 1996 and held various financial positions. Ms. Misericordia received her Bachelor of Arts from Babson College.

John F. Kroeger became our Senior Vice President and Deputy General Counsel in March 2013. Mr. Kroeger joined our Company in 2001 as our Vice President and Deputy General Counsel. In addition, Mr. Kroeger was also the Vice President of Human Resources from 2004 through 2006. Prior to Pinnacle Foods, Mr. Kroeger was the Vice President and General Counsel of Anadigics, Inc. From August 1998 until December 2000, Mr. Kroeger was Vice President and Assistant General Counsel at International Home Foods Inc. Mr. Kroeger has also held legal and general management positions with leading companies in the chemical, pharmaceutical and petroleum-refining industries. Mr. Kroeger is licensed to practice law in the States of New Jersey and Virginia. He is a graduate of the College of William and Mary with the following degrees: BA (Economics), J.D., and a Masters of Law and Taxation.

Roger Deromedi was appointed Non-Executive Chairman of the Board in 2009, and is a Director. Previously, he was Executive Chairman of the Board since April 2, 2007. Prior thereto, Mr. Deromedi served as Chief Executive Officer of Kraft Foods Inc. from December 2003 to June 2006. Prior to that, he was co-Chief Executive Officer, Kraft Foods Inc. and President and Chief Executive Officer, Kraft Foods International since 2001. He was President and Chief Executive Officer of Kraft Foods International from 1999 to 2001 and previously held a series of increasingly responsible positions since joining General Foods, Kraft’s predecessor company, in 1977. Mr. Deromedi is Vice-Chairman of the Rainforest Alliance, on the Board of Directors of the Joffrey Ballet, and on the Board of Trustees of the Field Museum of Natural History. Mr. Deromedi earned an MBA from the Stanford Graduate School of Business and a Bachelor of Arts in economics and mathematics from Vanderbilt University.

Jason Giordano is a Director. Mr. Giordano is a Managing Director in the Private Equity Group at Blackstone. Since joining Blackstone in 2006, Mr. Giordano has been involved in the execution of the firm’s investments in Pinnacle Foods, Birds Eye Foods, Polymer Group, Inc., and Acushnet (Titleist), and in analyzing investment opportunities across various industries, including Food and Beverage, Consumer Products, Chemicals, and Industrials. Before joining Blackstone, Mr. Giordano was an Associate at Bain Capital where he evaluated and executed global private equity investments in a wide range of industries. Prior to that, he worked in investment banking at Goldman, Sachs & Co. focused on Communications, Media, and Entertainment clients. Mr. Giordano received an AB from Dartmouth College and an MBA with High Distinction from Harvard Business School, where he graduated as a Baker Scholar. Mr. Giordano also serves on the Board of Directors of HealthMarkets, Inc. and Polymer Group, Inc.

Prakash A. Melwani is a Director. Mr. Melwani is a Senior Managing Director at Blackstone and is based in New York. He is the Chief Investment Officer of the Private Equity Group and chairs each of its Investment Committees. Since joining Blackstone in 2003, Mr. Melwani has led Blackstone’s investments in Kosmos Energy, Foundation Coal, Texas Genco, Ariel Re, Pinnacle Foods, RGIS Inventory Specialists and Performance

Food Group. Before joining Blackstone, Mr. Melwani was a founding partner of Vestar Capital Partners and served as its Chief Investment Officer. Prior to that, he was with the management buyout group at The First Boston Corporation and with N.M. Rothschild & Sons in Hong Kong and London. Mr. Melwani received a First Class Honors degree in Economics from Cambridge University, England, and an MBA with High Distinction from the Harvard Business School, where he graduated as a Baker Scholar and a Loeb Rhodes Fellow. Mr. Melwani serves as a Director of Acushnet Company, Kosmos Energy, Performance Food Group, Pinnacle Foods, RGIS Inventory Specialists and Blackstone strategic partner, Patria.

Jeff Overly is a Director. Mr. Overly is an Operating Partner in the Private Equity Group at Blackstone. Mr. Overly is involved in monitoring, advising, and supporting Lean Operational Excellence and Supply Chain improvement opportunities within Blackstone’s portfolio company holdings. Before joining Blackstone in 2008, Mr. Overly was Vice President of Global Fixture Operations at Kohler Company where he was responsible for global manufacturing operations, including the entire supply chain from procurement to shipment of finished product through a multi-warehouse regional distribution center network. Prior to that, he served 25 years at General Motors Corporation and Delphi Corporation in numerous operations and engineering positions with global responsibilities. Mr. Overly has a BS in Industrial Management from the University of Cincinnati, and a Masters in Business from Central Michigan University.

Raymond P. Silcock is a Director. He was appointed Audit Committee Chairman effective May 2008. Mr. Silcock was the Chief Financial Officer for The Great Atlantic and Pacific Tea Company since its emergence from bankruptcy in March 2012 until February 28, 2013 and previously was the Head of Finance from December 2011 to March 2012. From December 2009 to December 2011, he was an independent management consultant with clients including The Great Atlantic and Pacific Tea Company and Palm Ventures LLC. From September 2009 to December 2009, Mr. Silcock was the Executive Vice President and Chief Financial Officer of KB Home, and prior to that served as Senior Vice President and Chief Financial Officer of UST Inc. from July 2007 to April 2009. Before joining UST, Mr. Silcock was Executive Vice President and Chief Financial Officer of Swift & Company from 2006 to 2007 when the company was acquired by JBS S.A. Prior to that, he was Executive Vice President and Chief Financial Officer of Cott Corporation from 1998 to 2005. In addition, Mr. Silcock spent 18 years with Campbell Soup Company, serving in a variety of progressively more responsible roles, culminating as Vice President, Finance for the Bakery and Confectionary Division. Mr. Silcock holds an MBA from the Wharton School of the University of Pennsylvania and is a Fellow of the Chartered Institute of Management Accountants (UK). Mr. Silcock served on the Boards of Prestige Brand Holdings Inc. from 2006 to 2009 and American Italian Pasta Company from 2006 to 2007.

Ann Fandozzi is a Director. She is President & CEO of vRide, a ride sharing platform that offers commuters an economical and stress-free way to work, since June 2012. Working with hundreds of private and government employers, vRide has been successfully serving commuters for over 30 years. From 2007 to 2012, she served in senior management positions with Whirlpool Corporation. Her most recent role was Corporate Vice President of the Global e-business, Direct to Consumer and Sears/Kenmore units. Previously, she served at DaimlerChrysler Corporation as Global Executive Director of Family Vehicles from 2002 to 2007. Her previous experience also includes roles at Ford Motor Company, McKinsey and Company, Wharton Financial Institutions Center and Lockheed Martin. Ms. Fandozzi received her MBA from the Wharton School of the University of Pennsylvania, her M.S.E. in Systems Engineering from the University of Pennsylvania and her B.E. in Computer Engineering from the Stevens Institute of Technology. She also serves as a director of Bright Automotive.

Composition of the Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of Messrs. Gamgort, Deromedi, Giordano, Melwani, Overly and Silcock and Ms. Fandozzi. Following the completion of this offering, we expect our Board to initially consist of 7 directors, 2 of whom will be independent. In connection with this offering, we will be amending and restating our certificate of incorporation to provide for a classified board of directors, with 2 directors in Class I (expected to be Messrs. Overly and Silcock), 2 directors in Class II (expected to be Mr. Giordano and Ms. Fandozzi) and

3 directors in Class III (expected to be Messrs. Melwani, Deromedi and Gamgort). See “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law—Classified Board of Directors.” In addition, we intend to enter into a stockholders agreement with certain affiliates of Blackstone in connection with this offering. This agreement will grant Blackstone the right to designate nominees to our Board of Directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. Once appointed, directors serve until they resign or are terminated by the stockholders. In particular, the members of our Board of Directors considered the following important characteristics: (i) Mr. Melwani, Mr. Giordano and Mr. Overly are representatives appointed by affiliates of Blackstone, our principal stockholder, and have significant financial, investment and operational experience from their involvement in Blackstone’s investment in numerous portfolio companies and have played active roles in overseeing those businesses, (ii) Mr. Deromedi, our Non-Executive Chairman of the Board, and Mr. Silcock each have had significant executive level experience throughout their careers in leading consumer package goods companies, (iii) Mr. Gamgort, our Chief Executive Officer, previously served as North American President for Mars Incorporated, where he managed the company’s North American portfolio and in addition, Mr. Gamgort served as President of Major League Baseball Properties and at Kraft Foods, where he held key marketing, sales, corporate strategy, and general management roles, and (iv) Ms. Fandozzi has extensive experience with public companies, including serving in senior management positions with a focus on sales and marketing at Whirlpool Corporation and DaimlerChrysler Corporation. Ms. Fandozzi also has an educational background in business administration and systems and computer engineering.

Board Leadership Structure

Our Board of Directors is led by Mr. Deromedi, our Non-Executive Chairman. The Chief Executive Officer position is separate from the Chairman position. We believe that the separation of the Chairman and Chief Executive Officer positions is appropriate corporate governance for us at this time.

Role of Board in Risk Oversight

The Board of Directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight through the regular reporting by the Audit Committee. The Audit Committee represents the Board by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, and internal audit functions, the Audit Committee reviews and discusses all significant areas of our business and summarizes for the Board of Directors all areas of risk and the appropriate mitigating factors. In addition, our Board receives periodic detailed operating performance reviews from management.

Controlled Company Exception

After the completion of this offering and the dissolution of Peak Holdings LLC, affiliates of Blackstone will continue to beneficially own more than 50% of our common stock and voting power. As a result, (x) under the terms of the Stockholders Agreement, affiliates of Blackstone will be entitled to nominate at least 4 of the

7 members of our Board (see “Certain Relationships and Related Party Transactions—Stockholders Agreement”) and (y) we will be a “controlled company” within the meaning of the corporate governance standards of The New York Stock Exchange. Under the NYSE corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (1) the requirement that a majority of the Board of Directors consist of independent directors, (2) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. Following this offering, we intend to utilize these exemptions. As a result, following this offering, we will not have a majority of independent directors on our Board of Directors (although we expect our Board of Directors to determine that Messrs. Deromedi and Silcock and Ms. Fandozzi qualify as independent directors under the corporate governance standards of the NYSE); and we will not have a nominating and corporate governance committee or a compensation committee that is composed entirely of independent directors. Also, such committee will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of The New York Stock Exchange. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in the corporate governance rules of The New York Stock Exchange.

Board Committees

After the completion of this offering, the standing committees of our Board of Directors will consist of an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Our Chief Executive Officer and other executive officers will regularly report to the non-executive directors and the Audit, the Compensation and the Nomination and Corporate Governance Committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. The vice president of internal audit will report functionally and administratively to our Chief Financial Officer and directly to the Audit Committee. We believe that the leadership structure of our Board of Directors provides appropriate risk oversight of our activities given the controlling interests held by Blackstone.

Audit Committee

The members of the current Audit Committee are Messrs. Silcock (Chairman), Giordano, Overly and Ms. Fandozzi. Upon the completion of this offering, we expect to have an Audit Committee, consisting of Messrs. Silcock and Overly and Ms. Fandozzi. We expect our Board of Directors to determine that Mr. Silcock and Ms. Fandozzi qualify as independent directors under the corporate governance standards of the NYSE and the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We expect a third new independent member to be placed on the Audit Committee within one year of the completion of this offering so that all of our Audit Committee members will be independent as such term is defined in Rule 10A-3(b)(i) under the Exchange Act and under NYSE Rule 303(A). Following this offering, our Board of Directors will determine which member of our Audit Committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the Audit Committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our Board of Directors in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.

We are amending the charter for the Audit Committee to comply with the rules and regulations governing a public company. Upon completion of this offering, the amended Audit Committee charter will be available on our website.

Compensation Committee

The members of our current Compensation Committee are Messrs. Melwani (Chairman), Giordano and Deromedi and Ms. Fandozzi. Upon the completion of this offering, we expect to have a Compensation Committee, consisting of Messrs. Melwani, Giordano, Deromedi and Silcock and Ms. Fandozzi.

The purpose of the Compensation Committee is to assist our Board of Directors in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors, (2) monitoring our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

We are amending the charter for the Compensation Committee to comply with the rules and regulations governing a public company. Upon completion of this offering, the amended Compensation Committee charter will be available on our website.

Nominating and Corporate Governance Committee

Upon the completion of this offering, we will have a Nominating and Corporate Governance Committee, which we expect will consist of Messrs. Deromedi, Giordano and Overly and Ms. Fandozzi. The purpose of our Nominating and Corporate Governance Committee will be to assist our Board of Directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new Board members, consistent with criteria approved by the Board of Directors, subject to the stockholders agreement with Blackstone; (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the Board select, the director nominees for the next annual meeting of stockholders; (3) identifying Board members qualified to fill vacancies on any Board committee and recommending that the Board appoint the identified member or members to the applicable committee, subject to the stockholders agreement with Blackstone; (4) reviewing and recommending to the Board of Directors corporate governance guidelines applicable to us; (5) overseeing the evaluation of the Board of Directors and management; and (6) handling such other matters that are specifically delegated to the committee by the Board of Directors from time to time.

Our Board of Directors will adopt a written charter for the Nominating and Corporate Governance Committee which will be available on our website upon completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee, other than Mr. Deromedi’s who was previously our Executive Chairman, are current or former officers or employees of our Company. We are parties to certain transactions with Blackstone described in “Certain Relationship and Related Transactions” section of this prospectus. Mr. Deromedi does not participate in Compensation Committee discussions regarding his own compensation.

Code of Ethics

We are amending our Code of Business Conduct and Ethics that applies to all of our officers and employees, including our principal executive officer, principal financial officer and principal accounting officer to comply with the rules and regulations governing a public company. Upon completion of this offering, our Code of Business Conduct and Ethics will be posted on our Internet website www.pinnaclefoods.com on the “        ” link to the “        ” page or directly at             . Our Code of Business Conduct and Ethics will be a “code of ethics”, as defined in Item 406(b) of Regulation S-K. Please note that our Internet website address is provided as an inactive textual reference only. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our Internet website.

Compensation Discussion and Analysis

Compensation Program Objectives and Design

Our primary objective in establishing our comprehensive compensation program is to recruit, attract, retain and properly incent high-level talent to work for and ultimately add value to our Company for the benefit of our stockholders.

Each element of the overall comprehensive program (discussed in greater detail below) is intended to be competitive with similar elements offered both locally and nationally by other like-size employers and competitors, and the elements taken together are intended to present a comprehensive competitive program to accomplish the objectives noted above.

We designed most of the major elements of our comprehensive compensation program by soliciting initial thoughts and ideas from our senior management team, consisting of our Chief Executive Officer, Executive Vice President and Chief Financial Officer, and Executive Vice President and Chief Human Resources Officer, and in consultation with other members of our senior management. Additional input and suggested objectives were received from representatives of our major stockholder and Frederic W. Cook & Co, Inc. and Compensation Resources Inc., compensation consultants advising us on employee compensation. Major compensation elements are reviewed annually by our senior management.

After receipt of the input noted and development of proposed plans, such plans were (and in the case of annual bonus plans, are annually) presented to our Compensation Committee. The Compensation Committee consists of Directors Prakash Melwani, Jason Giordano, Roger Deromedi, Non-Executive Chairman of the Board, and Ann Fandozzi. We are parties to certain transactions with Blackstone described in “Certain Relationships and Related Party Transactions.” None of our directors or named executive officers participates in discussions involving his or her own compensation.

The Compensation Committee determines the terms of and ultimately adopts our comprehensive compensation program.

Our compensation program is designed to reward performance, which in turn creates value for our stockholders. Performance is reviewed annually for both our executives and our Company as a whole. Our Compensation Committee reviews and approves annual compensation elements such as bonus plan attainment, and our full Board of Directors reviews full year earnings and management performance by our executives. The Board as a whole also approves elements of our annual budgets, which include certain elements of the compensation program such as annual bonuses and annual merit base salary increases, if any, for our executives.

In short, if value is not added to our Company annually, certain elements of the compensation program are not paid or do not vest, i.e., annual bonuses, annual merit base salary increases and certain equity grants.

The compensation program is intended to reward both short-term (annual performance) and long-term company performance. Therefore, employee equity programs, which are discussed in more detail below, are key elements of the compensation program.

Elements of Compensation

For the fiscal year ended December 30, 2012, we had three principal elements which made up our compensation program. They were:

•	Base salary and potential annual merit adjustment;

•	Bonus plan (“MIP” or “Management Incentive Plan”) awards; and

•	Employee equity plans.

We also provide severance, change of control and other termination-related programs and 401(k) plan and other benefits.

The following is a brief discussion of each principal element of compensation.

(a)	Base salary. Our Chief Executive Officer recommends the base salaries for his direct reports. The CEO’s base salary is set by the Compensation Committee. Base salaries are intended to compensate the executive officers and all other salaried employees for their basic services performed for our Company on an annual basis. In setting base salaries, we take into account the employee’s experience, the functions and responsibilities of the job, salaries for similar positions within the community and for competitive positions in the food industry generally and any other factor relevant to that particular job. We establish salary grades for all levels of the organization. Each grade has a minimum, a midpoint and a maximum. On average, we attempt to pay in the middle range for each job but do not confine ourselves to this practice if other factors such as experience warrant a lower or higher base salary. In determining applicable salaries, we also consult with outside consultants and recruiters, senior members of our management team who have experience at other relevant companies, Board members and stockholder employment relations personnel. Base salaries may be adjusted annually based on executive officer performance and, in certain circumstances, adjusted throughout the year to address competitive pressures or changes in job responsibilities. The Chief Executive Officer’s annual merit adjustment is approved by the Compensation Committee of the Board of Directors. Adjustments for all other executives are recommended by the Chief Executive Officer and approved by the Compensation Committee.

(b)	Bonus plan (MIP) awards. We use our MIP to incent our eligible employees on an annual basis. The MIP, together with base salary and basic benefits (other than our 401(k) plan) are considered to be short-term compensation programs. MIP awards are intended to reward executives and other eligible employees for achieving annual profit and operational goals. MIP targets are equal to a pre-determined percentage of salary, with target and maximum payouts if certain business objectives are attained. Our Adjusted EBITDA target, which is derived from our operating plan for the year and approved annually by the Board of Directors, is a major component, with the balance based on achievement of company-wide objectives. See “Summary—Summary Historical Consolidated Financial Data” for our definition of Adjusted EBITDA and a reconciliation of our net earnings (loss) to Adjusted EBITDA. Individual performance against these goals is considered when determining individual awards.

The Adjusted EBITDA target for a 100% bonus plan payout was $445 million for the fiscal year ended December 30, 2012 and for a 75% payout target was $420 million. Actual performance was over the 75% target at $426 million for the fiscal year ended December 30, 2012, resulting in a 80% payout rate for this component of the overall plan. The overall rating on operational goals (in the areas of market share expectation, product innovation, trade spending efficiency, in-store execution, effective sales and operations planning processes, food safety, productivity, footprint consolidation and organizational development) achieved our target. The combination of the 80% payout rate for the Adjusted EBITDA target (50% of total) and the 100% score ascribed to operational goals (50% of total) resulted in a total MIP payout of 90% for 2012.

Robert J. Gamgort, our Chief Executive Officer, has compensation that also includes deferred cash incentive awards that are described further below under the section titled “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2012—Employment Agreements.” The specific performance objectives for deferred cash incentive awards are the same as for the MIP as discussed in the previous paragraph. The overall attainment evaluation is at the discretion of the Compensation Committee and for the purpose of the deferred cash award, the Compensation Committee has historically weighted the operational goals heavier than the Adjusted EBITDA target.

The full Board of Directors approves the bonus pool contained in the annual budget; the Compensation Committee approves actual payment of bonuses pursuant to the MIP and the bonuses paid to, or accrued on behalf of, the named executive officers.

(c)	Equity programs. We currently have two long-term equity incentive plans: the 2007 Stock Incentive Plan and the 2007 Unit Plan (the 2007 Stock Incentive Plan and the 2007 Unit Plan are collectively referred to as the “2007 Equity Plans”). The 2007 Equity Plans provide executives with the opportunity to acquire a proprietary interest in our Company, thus aligning executive and long-term shareholder interests. The equity awards are subject to service conditions, which are more fully described below, that serve as a retention tool. The equity awards are also subject to performance-based and exit event-based conditions, which further align our executive compensation with long-term profitability and long-term shareholder interests. The total percentage of equity reserved for issuance under the 2007 Equity Plans is 10% of the total equity of Pinnacle Foods Inc. The 2007 Stock Incentive Plan includes approximately 175 salaried employees and is authorized to issue options to purchase up to 20,000 shares of our common stock. All options granted under the plan must be awarded with a strike price that is not less than the fair market value of a share of our common stock on the date of the grant. Under the 2007 Unit Plan, approximately 60 management employees were given the opportunity to invest in our Company through the purchase of Class A-2 Units in our parent company, Peak Holdings LLC, which is expected to be dissolved in connection with this offering. In connection with the dissolution of Peak Holdings LLC, the holders of units of Peak Holdings LLC will automatically be distributed the assets of Peak Holdings LLC. Because the sole asset of Peak Holdings LLC is shares of our common stock, each holder of units will receive shares of our common stock as described below in “Conversion of Units of Peak Holdings LLC”.

Vesting of Option and Class B Units

With	references to grants from 2007 to 2009, generally, 25% of the options (“time-vesting options”) and profits interest units in Peak Holdings LLC (“PIUs”) (consisting of Class B-1 Units) will vest ratably over five years, subject to full acceleration upon a change of control. Fifty percent of the options (the “performance options”) and PIUs (consisting of the Class B-2 Units) vest ratably over five years depending upon whether annual or cumulative Adjusted EBITDA targets are met. The plan also provides that, if the Adjusted EBITDA target is achieved in any two consecutive fiscal years during the employee’s continued employment, then that year’s and all prior years’ performance options and Class B-2 Units will vest, and if the exit options and the Class B-3 Units vest during the employee’s continued employment (as described below), then all the performance options and Class B-2 Units will also vest.

With	reference to grants after 2009, generally, 25% of the options (“time-vesting options”) and PIUs (consisting of Class B-1 Units) will vest ratably over five years, subject to full acceleration upon a change of control. Seventy-five percent of the options (the “performance options”) and PIUs (consisting of the Class B-2 Units) vest ratably over five years depending upon whether annual or cumulative Adjusted EBITDA targets are met. The plan also provides that, if the Adjusted EBITDA target is achieved in any two consecutive fiscal years during the employee’s continued employment, then that year’s and all prior years’ performance options and Class B-2 Units will vest, and if there is a change of control or liquidity event (defined as when Blacktone sells more than 50% of its holdings) and a certain annual internal rate of return is attained by Blackstone, then all the performance options and the Class B-2 units will also vest. Prior to March 1, 2013, the annual internal rate of return target was 20%, but the Compensation Committee reduced the target for vesting purposes on that date from 20% to 12% to reflect changes in the food industry environment since the plans were adopted.

In addition, with respect to certain Class B-2 Units held by our Chief Executive Officer (and, for other executives, with respect to grants of Class B-2 Units made in 2010), upon a liquidity event (or, for other executives’ 2010 grants, a change of control), any unvested B-2 Units scheduled to vest in the future will vest in the same proportion as any tranches related to such Class B-2 Units that have previously vested.

The Adjusted EBITDA targets that applied to awards outstanding under our equity plans for the fiscal year ended December 30, 2012 varied based on the year in which the award was originally granted: 1) for grants that were issued in 2010 and prior years, the Adjusted EBITDA target was $503 million; 2) for grants that were issued in 2011, the Adjusted EBITDA target was $460 million; and 3) for grants that were issued in 2012, the Adjusted EBITDA target was $420 million. The $503 million target for 2012 that was set in 2010 and prior years is higher because it was set at a time when prevailing market conditions in the industry were more favorable. Certain employees have equity awards that are subject to enhanced Adjusted EBITDA targets that are described further below under the section titled “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2012- Employment Agreements.” Because actual Adjusted EBITDA was $426 million for the fiscal year ended December 30, 2012, targets for awards issued in 2011 and prior years were not met and awards granted under our equity plans did not vest. For awards issued in 2012, our Adjusted EBITDA was met and a portion of those awards vested. This is discussed in greater detail in Note 4 to the audited consolidated financial statements included elsewhere in this prospectus.

The final 25% of the options (the “exit options”) and PIUs (consisting of the Class B-3 Units) granted from 2007 to 2009 under the 2007 Equity Plans vest either on a change of control or liquidity event, if a certain annual internal rate of return is attained by Blackstone. Prior to March 1, 2013, this annual internal rate of return target was 20%, but the Compensation Committee reduced the target for vesting purposes on that date from 20% to 12% to reflect changes in the food industry environment since the plans were adopted.

On March 4, 2013, each of our named executive officers agreed to waive any Class B-2 Unit vesting based on the achievement of Adjusted EBITDA targets and, instead, use solely the internal rate of return target for Class B-2 Unit vesting purposes. This change eliminates all Adjusted EBITDA-based vesting described above.

Treatment	on termination of employment

Under the 2007 Equity Plans, vesting terminates upon an executive’s termination, but in most cases a terminated executive may exercise his vested options within 90 days of termination. Under the 2007 Equity Plans, the executives have the right to put their Class A-2 Units, any vested PIUs and any shares held as a result of the exercise of any option to Peak Holdings LLC or Pinnacle Foods Inc., as the case may be, for a price at least equal to their fair market value if their employment terminates due to disability or death prior to the earlier of an initial public offering or change of control of Peak Holdings LLC or Pinnacle Foods Inc., as the case may be. The plans contain terms that allow Peak Holdings LLC or Pinnacle Foods Inc., as the case may be, at its option to purchase from executives the Class A-2 Units, any vested PIUs and any shares held as a result of the exercise of any option if the executive engages in activity competing with our company or if the executive is terminated due to death or disability, a termination without cause or constructive termination (in the case of the 2007 Unit Plan other than the Class A-2 Units, unless the executive has engaged in activity competing with our company), a termination for cause or a voluntary termination of employment. Should Peak Holdings LLC or Blackstone elect to exercise these purchase rights, the price per unit will depend on the nature of the executive’s termination of employment. Equity awards under the 2007 Stock Incentive Plan are granted based upon recommendations from senior management and approved by the Chief Executive Officer. Equity awards under the 2007 Unit Plan are approved by the Board of Directors.

Conversion	of Units of Peak Holdings LLC

In connection with the dissolution of Peak Holdings LLC, Class A-1 and Class A-2 Units of Peak Holdings LLC (including those held by Blackstone and certain of our directors and officers) will be converted into shares of our common stock. The number of shares of our common stock delivered to Blackstone and the other equity holders of Peak Holdings LLC as a result of the conversion will be determined in a manner intended to replicate the economic benefit provided by the Class A-1 and Class A-2 Units based upon the valuation of us derived from the initial public offering price, and the number of shares will have the same intrinsic value as the Class A-2 Units held by the equity holder prior to such conversion.

In addition, many of our executives (including each manager who invested in Class A-2 Units of Peak Holdings LLC) were awarded PIUs in the form of Class B-1, Class B-2 and Class B-3 Units. In connection with the dissolution of Peak Holdings LLC, all PIUs will be converted into shares or restricted shares of our common stock. The number of shares delivered in respect of a converted PIU will be determined in a manner intended to replicate the economic benefit provided by the based upon the valuation of us derived from the initial public offering price, and will have the same intrinsic value as the PIU immediately prior to such conversion. Vested PIUs will be converted into shares of common stock and unvested PIUs will be converted into unvested restricted shares of our common stock, which will be subject to vesting terms substantially similar to those applicable to the unvested PIU immediately prior to such conversion, as described above.

In connection with the dissolution of Peak Holdings LLC, we plan to terminate the 2007 Unit Plan and adopt, and our stockholders expect to approve, the Pinnacle Foods Inc. 2013 Omnibus Incentive Plan, so that we can continue to provide our named executive officers and other key service providers with equity-based long-term incentives. In connection with this offering, we expect to grant our named executive officers unvested stock options with an exercise price per share that will be equal to or higher than the initial public offering price per share to acquire the following number of shares: Mr. Gamgort,     ; Mr. Steeneck,     ; Mr. Schiller,     ; Mr. Fernandez,     , and Ms. Robling     . We expect that these stock options will become fully vested and exercisable on the third anniversary of the completion of this offering. See “—2013 Omnibus Incentive Plan.”

(d)	Severance, change of control and other termination-related programs. We generally have two forms of post-termination compensation—the use of change of control language in employment letters or agreements and basic severance plan provisions. Each of these two forms of compensation is necessary in our opinion to help attract and retain top quality executives. In addition, we believe that we benefit from such plans as they help to ensure continuity of management. Without these plans, and in the event of a possible or actual change in control, certain executives may feel the need to find other employment before they were forced to leave after a change of control event. With such plans in place, we believe that there will be more stability with our senior executives, allowing for more efficient operation of our Company and the creation of additional value for our Company and our stockholders. At present, we have only one type of change of control provision in our existing employment agreements and letter agreements with our various members of management. This provision essentially provides that, unless the applicable executive is retained in his or her job following a change in control with the same or similar duties, responsibilities, reporting relationship, compensation and location of job, the executive’s employment will be deemed to have been terminated, and the executive will be eligible to receive severance benefits.

Further, we maintain a severance plan which is similar to competitor companies of equal size, pursuant to which eligible executives and employees may receive severance benefits whether or not a change in control has occurred. The severance plan provides a severance benefit determined based upon the employee’s total years of service with our Company, with minimums of four weeks’ pay for new hires and a minimum of 16 weeks’ pay for executives at higher levels, paid in installments. All executives of our Company who are not eligible for severance benefits in connection with a change of control or otherwise covered by individual severance benefit agreements are eligible for the benefits of the severance plan.

New cash severance arrangements

On March 1, 2013, the Compensation Committee of the Board of Directors approved changes in the cash benefits paid under its severance plan and/or individual employment agreements, as applicable. As a result of these changes, cash severance benefits for our Chief Executive Officer will increase from 1.5 times the sum of the Chief Executive Officer’s annual base salary and target annual bonus (“total annual target compensation”) to two times the sum of the Chief Executive Officer’s total annual target compensation, and for certain Executive Vice Presidents, including all those listed in the Summary Compensation Table, cash severance benefits will increase from a range of between one year of base salary and one-and-one-half times the executive’s total annual target compensation, to one-and-one-half times the executive’s total annual target compensation. For other Executive Vice Presidents and Senior Vice Presidents, cash severance benefits will amount to the executive’s total annual target compensation and for Vice Presidents, cash severance benefits will amount to one times salary. In addition, the covenants in the severance plan and individual employment agreements related to non-competition and non-solicitation will be extended to match the term of the severance benefits. All other aspects of the current severance plan and/or individual employment agreements will remain the same.

(e)	401(k) plan and other benefits. We provide various other benefits and compensation-related programs to executives and other salaried employees, which allow us to provide a full and comprehensive compensation package. This full package of compensation elements is important to our objectives to attract, retain and incent high-quality employees. We do not sponsor a defined benefit pension plan for salaried employees. The elements of our compensation program not otherwise discussed above are:

(i)	A 401(k) plan wherein our Company matches up to 50% of employee contributions, up to a maximum company contribution of 3% of the employee’s pay (up to the Internal Revenue Code annual covered compensation limit). The Pinnacle Foods Supplemental Savings Plan which was approved by the Compensation Committee of the Board of Directors on September 11, 2012 to become effective in 2013. The Plan was adopted for the purposes of allowing all company employees, regardless of compensation level, the opportunity to receive the same 3% match on total compensation (base salary plus bonus);

(ii)	Medical and dental insurance for which we pay approximately 70% of the premiums;

(iii)	Life and Accidental Death and Dismemberment insurance paid for by us; and

(iv)	Long-term Disability and Short-Term Disability insurance paid for by us.

In establishing and providing the plans noted above, we use outside 401(k) plan and benefits consultants for medical and 401(k) plan design. Each of the outside consultants provides not less than annual advice about the plan designs for similar manufacturing companies across the United States and in the communities where we are located. As with other elements of compensation, we strive to provide competitive benefits to attract high quality executives. Based on our general perception of the market and while we have not identified specific companies, we believe that the benefits noted in this section generally are competitive with all similarly situated manufacturers and competitors with exceptions made where we believe necessary based on the communities where we are located.

(f)	Executive compensation as a package of compensation elements. In summary, we have developed various elements of compensation for our executives that we believe are consistent with standard industry practices and with the view that each element complements the rest of the elements of the compensation program. Most importantly, we provide a total program that allows us to attain the objectives set forth above. While we do not have a fixed policy that an incoming executive must receive a certain salary, a certain bonus amount, a certain amount of equity, etc., each of the elements is critical to providing a competitive compensation package to executives. Therefore, although no predetermined amount is set, we are careful to give adequate weight to short-term compensation vs. long-term compensation, and no one decision is made with regard to one element of compensation without considering the impact upon the other elements and ultimately the objectives we wish to achieve.

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our named executive officers for 2012, 2011 and 2010 for services rendered to us during the respective fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Equity Awards (a) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation (b) ($)	Total ($)
Robert J. Gamgort	2012	893,750	—		—	—	1,760,000	(c)	8,178	2,661,928
Chief Executive Officer and	2011	875,000	—		—	—	475,000	(c)	7,890	1,357,890
Director	2010	868,942	—		1,457,044	—	1,515,000	(c)	7,890	3,848,876

Craig Steeneck	2012	532,410	—		—	—	470,695		9,070	1,012,175
Executive Vice President and	2011	521,701	—		—	—	89,172		8,178	619,051
Chief Financial Officer	2010	509,850	—		478,780	—	347,429		8,178	1,344,237

Antonio F. Fernandez (d)	2012	433,035				—	399,985		5,757	838,777
Executive Vice President and	2011	384,135	300,000	(f)	1,162,485	—	66,232		8,083	1,920,935
Chief Supply Chain Officer	2010	—	—		—	—	—		—	—

Mark L. Schiller (e)	2012	437,561	—			—	286,440		8,178	732,179
Executive Vice President and	2011	427,803	—		95,985	—	72,882		8,178	604,848
Division President—Duncan	2010	245,192	—		1,294,000	—	205,870		339,809	2,084,871
Hines Grocery Division

Sara Genster Robling	2012	399,817	—		—	—	230,940		8,898	639,655
Executive Vice President and	2011	390,079	—		—	—	66,595		8,898	465,572
Division President—Birds	2010	374,096	—		388,200	—	274,890		8,178	1,045,364
Eye Frozen Division

(a)

Equity Awards were valued in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 718 (“ASC Topic 718”), the authoritative guidance for stock compensation, and represent the aggregate grant date fair value for the Class B-1, Class B-2 and Class B-3 Units granted during the applicable fiscal year. The assumptions used in the valuation are discussed in Note 4 to our Consolidated Financial Statements for the years ended December 30, 2012, December 25, 2011 and December 26, 2010.

(b)

“All Other Compensation” for 2012, 2011 and 2010 includes contributions made by the Company to 401(k) accounts and group life insurance. For Mr. Schiller it also includes moving expenses (relocation and partial loss on home sale expenses) of $332,185 in 2010.

(c)

For Mr. Gamgort, 2012 includes $810,000 awarded under the regular Management Incentive Plan and $950,000 annual deferred cash incentive award based upon the Board of Directors’ evaluation of attainment of specific 2012 performance objectives. For 2011, includes $175,000 awarded under the regular Management Incentive Plan and $300,000 annual deferred cash incentive award based upon the Board of Directors’ evaluation of attainment of specific 2011 performance objectives. For 2010, includes $735,000 awarded under the regular Management Incentive Plan and $780,000 annual deferred cash incentive award based upon the Board of Directors’ evaluation of attainment of specific 2010 performance objectives.

(d)

Mr. Fernandez was hired as Executive Vice President and Chief Supply Chain Officer on February 7, 2011 and the amount reported as Salary and Non-Equity Incentive Plan Compensation in 2011 for Mr. Fernandez reflects the portion of his annual base salary and MIP earned in 2011 from such date.

(e)

Mr. Schiller was hired by the Company on June 7, 2010 and serves as Executive Vice President and Division President—Duncan Hines Grocery Division and the amount reported as Salary and Non-Equity Incentive Plan Compensation in 2010 for Mr. Schiller reflects the portion of his annual base salary and MIP earned in 2010 from such date.

(f)	Represents a sign-on bonus to compensate for forfeited benefits at previous employer.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2012

Employment Agreements

Pinnacle Foods Inc. entered into substantially similar employment agreements with each of Robert J. Gamgort and Craig Steeneck that govern the terms of each executive’s employment. Mr. Gamgort entered into an employment agreement for an initial term of five years commencing on July 13, 2009. Mr. Gamgort’s employment agreement was amended on March 8, 2011. Mr. Steeneck entered into an employment agreement which is for an initial term of five years commencing on April 2, 2007, which was supplemented on June 11, 2007 and then modified on February 27, 2009. The initial term of the contracts for each of Mr. Gamgort and Mr. Steeneck will be automatically extended for an additional one-year period on each anniversary date after the initial term, unless one of the parties provides the other 60 days’ prior written notice before the expiration that the term shall not be extended. The agreements are terminable by either party at any time, provided that an executive must give no less than 30 days’ notice prior to a resignation.

The amended employment agreement for Mr. Gamgort (a) sets forth his annual base salary, which will be subject to discretionary annual increases upon review by the Board of Directors, and (b) states that he will be eligible to earn an annual bonus award at a target of 100% of the base salary, and up to a maximum of 200% of the base salary, based upon the achievement of an annual Adjusted EBITDA target and other performance objectives established annually by the Board. In addition, he will be eligible to receive an annual deferred cash incentive award with a target of $1 million per year beginning with the 2010 fiscal year, that is contingent on satisfaction of specified performance objectives established by the Board (although the Board may, at its sole discretion, award pro-rata portions of any deferred award up to $1 million if the performance objectives are not satisfied in full, and under the terms of the employment agreement, the award for the 2009 fiscal year was prorated and was not subject to performance criteria). Each deferred award is generally payable without interest on the third anniversary of the date the Board determines the relevant performance criteria for such award have been achieved, but payment is subject to acceleration upon a change in control of us or upon Mr. Gamgort’s death or termination of employment due to disability. Upon specified terminations of employment, Mr. Gamgort is entitled to a prorated portion of the deferred award eligible to be earned in the year of termination. If Mr. Gamgort resigns from his employment with us other than due to a “constructive termination”, his outstanding and unpaid deferred cash awards are subject to forfeiture on a prorated basis, and will continue to be paid on the original payment dates. The amended employment agreement for Mr. Gamgort also provides for a transaction incentive award in the event of a “qualified public offering” or a “change of control” (each term as defined in Mr. Gamgort’s employment agreement) that occurs during Mr. Gamgort’s employment. The value of such transaction incentive award will be $3 million, or if the ratio of the value of Class A-1 Units of Peak Holdings held by certain affiliates of Blackstone at the time of such qualified offering or change of control, as compared to the value of such affiliates’ cumulative invested capital in respect of such Class A-1 Units exceeds a specified threshold, $4 million. In the case of a change of control, the transaction award will be payable in cash, and in the case of a qualified public offering, the transaction incentive award will be payable in shares (based on the price at which the shares were sold in the public offering), in each case on the first anniversary of the change of control or qualified public offering, as applicable. This offering will constitute a “qualified public offering.” As a result, using the mid-point of the price range set forth on the cover page of this prospectus, we expect to issue        shares of our common stock to Mr. Gamgort.

We have an employment agreement with Mr. Steeneck that sets forth his annual base salary, which will be subject to discretionary annual increases upon review by the Board of Directors, and states that Mr. Steeneck will be eligible to earn an annual bonus as a percentage of salary with respect to each fiscal year (with a target percentage of 85% of base salary, and a maximum bonus of not less than 170% of base salary), based upon the extent to which annual performance targets established by the Board of Directors are achieved. The annual bonus, if any, shall be paid within two and one-half months after the end of the applicable fiscal year.

Pursuant to each employment agreement listed above, if an executive’s employment terminates for any reason, the executive is entitled to receive (i) any base salary and unused vacation accrued through the date of termination; (ii) any annual bonus earned, but unpaid, as of the date of termination, (iii) reimbursement of any unreimbursed business expenses properly incurred by the executive; and (iv) such employee benefits, if any, as to which the executive may be entitled under our employee benefit plans (the payments and benefits described in (i) through (iv) being “accrued rights”). If an executive’s employment is terminated by us without “cause” (as defined below) (other than by reason of death or disability) or if the executive resigns as a result of a “constructive termination” (as defined below) (each a “qualifying termination”), the executive is entitled to

(i) the accrued rights; (ii) a pro rata portion of a target annual bonus based upon the percentage of the fiscal year that shall have elapsed through the date of the executive’s termination of employment; (iii) subject to compliance with certain confidentiality, non-competition and non-solicitation covenants contained in his employment agreement and execution of a general release of claims on our behalf, an amount equal to the product of (x) one-and-one-half in the case of Mr. Gamgort or one in the case of Mr. Steeneck (however, as disclosed earlier in the “Severance, change of control and other termination related programs” subsection of the “Elements of Compensation” section of this Compensation Discussion and Analysis, under the new severance program effective March 1, 2013, Mr. Gamgort’s multiplier will be two and Mr. Steeneck’s multiplier will be one-and-one-half) and (y) the sum of (A) the executive’s base salary and (B) the executive’s target annual bonus amount, which shall be payable to the executive in equal installments in accordance with our normal payroll practices; (iv) continued coverage under our group health plans until the earlier of (A) eighteen months in the case of Mr. Gamgort and one year in the case of Mr. Steeneck from the executive’s date of termination of employment with us and (B) the date the executive is or becomes eligible for comparable coverage under health, life and disability plans of another employer; and, in the case of Mr. Gamgort, and (v) the applicable payments under the terms of the annual deferred cash incentive award and the transaction incentive award.

For purposes of these agreements, “cause” is defined as (A) the executive’s continued failure substantially to perform his material duties under executive’s employment (other than as a result of total or partial incapacity due to physical or mental illness) following notice by us to the executive of such failure and 30 days within which to cure; (B) theft or embezzlement of our property; (C) any act on the part of executive that constitutes a felony under the laws of the United States or any state thereof (provided, that if a executive is terminated for any action described in this clause (C) and the executive is never indicted in respect of such action, then the burden of establishing that such action occurred will be on us in respect of any proceeding related thereto between the parties and the standard of proof will be clear and convincing evidence (and if we fail to meet that standard, we will reimburse the executive for his reasonable legal fees in connection with that proceeding)); (D) the executive’s willful material misconduct in connection with his duties to us or any act or omission which is materially injurious to our financial condition or business reputation or any of our subsidiaries or affiliates; (E) the executive’s breach of the provisions of the non-competition clause of these agreements; or, solely in the case of Mr. Steeneck, (F) dishonesty in the performance of manager’s duties resulting in material harm to us. No act will be deemed to be “willful” if conducted in good faith with a reasonable belief that the conduct was in our best interests.

For purposes of these agreements, “constructive termination” is defined as (A) our failure to pay or cause to be paid the executive’s base salary or annual bonus (if any) when due; (B) a reduction in the executive’s base salary or target bonus opportunity percentage of base salary (excluding any change in value of equity incentives or a reduction in base salary affecting substantially all similarly situated executives by the same percentage of base salary); (C) any substantial and sustained diminution in the executive’s duties, authority or responsibilities as of the date of the agreement; (D) a relocation of the executive’s primary work location more than 50 miles without his prior written consent; (E) the failure to assign the executive’s employment agreement to a successor, and the failure of such successor to assume that employment agreement, in any public offering or change of control (each as defined in the Securityholders Agreement, dated April 2, 2007, described under “Certain Relationships and Related Party Transactions—Securityholders Agreement”); (F) a Company notice to the executive of our election not to extend the employment term; or, solely in the case of Mr. Gamgort, (G) a failure to elect or reelect or the removal as a member of the Board of Directors; provided, that none of these events will constitute constructive termination unless we fail to cure the event within 30 days after notice is given by the executive specifying in reasonable detail the event which constitutes constructive termination; provided, further, that constructive termination will cease to exist for an event on the 60th day following the later of its occurrence or the executive’s knowledge thereof, unless the executive has given us notice thereof prior to such date.

In the event of an executive’s termination of employment that is not a qualifying termination or a termination due to death or disability, he will only be entitled to the accrued rights (as defined above); and, in the case of any termination of Mr. Gamgort’s employment upon his death or while he is disabled, by us without cause, or by Mr. Gamgort as a result of his constructive termination, Mr. Gamgort will be entitled to receive the applicable payments under the terms of the annual deferred cash incentive award and the transaction incentive award.

For information with respect to potential payments to the named executive officers pursuant to their employment agreements upon termination or change of control, see the tables set forth below under “—Potential Payments Upon Termination or Change in Control.”

Each of the agreements also contains non-competition provisions that limit the executive’s ability to engage in activity competing with our Company for 18 months, in the case of Mr. Gamgort, or one year, in the case of Mr. Steeneck, after termination of employment. Termination payments are contingent on the executive’s compliance with all non-competition provisions. Under the new severance programs, non-competition provisions will be the same time periods as the severance benefits, 2 years for Mr. Gamgort and 1 1/2 years for Mr. Steeneck.

Other Change of Control and Severance Agreements

Mr. Fernandez, Mr. Schiller and Ms. Robling have entered into severance agreements that are different from our general policy. Under Mr. Fernandez’s agreement, if his employment is terminated by us without cause, then he would be entitled to a cash payment equal to his then current salary and target bonus for up to 18 months (12 months of severance benefits, plus up to six additional months should he not be employed after the initial 12 months). Under Mr. Schiller’s agreement, if his employment is terminated by us without cause or by Mr. Schiller following his “constructive termination” (as defined in his agreement), then he will be entitled to (i) 12 months of his then current base salary and target bonus, paid in equal installments over 12 months, (ii) 12 months of healthcare benefits for Mr. Schiller and his spouse and eligible dependents, (iii) a prorated bonus, at target, for the year in which such termination occurs and (iv) up to one year of outplacement services. Under Ms. Robling’s agreement, if her employment is terminated by us without cause (as defined), then she would be entitled to a cash payment equal to her then current salary for up to 12 months (nine months guaranteed plus up to three additional months should she not be employed after the initial nine months).

As disclosed earlier in the “Severance, change of control and other termination related programs” subsection of the “Elements of Compensation” section of this Compensation Discussion and Analysis, under the new severance program effective March 1, 2013, severance benefits for certain Executive Vice Presidents, including Mr. Fernandez, Mr. Schiller and Ms. Robling, will amount to one-and-one-half times salary and target bonus with non-competition provisions for the same time periods.

Grants of Plan-Based Awards in Fiscal 2012

The following table provides supplemental information relating to grants of plan-based awards in fiscal 2012 to help explain information provided above in our Summary Compensation Table.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payout Under Equity Incentive Plan Awards	All Other Stock Awards: Number of Units (#)	Grant Date Fair Value of Stock Awards ($)
Name	Award	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Target (#)
Robert J. Gamgort	MIP	2012	225,000	900,000	1,800,000	—	—	—
	Deferred Cash Incentive Award	2012	—	1,000,000	1,000,000
Craig Steeneck	MIP	2012	113,695	454,778	909,556	—	—	—
Antonio F. Fernandez	MIP	2012	92,589	370,357	740,714	—	—	—
Mark L. Schiller	MIP	2012	93,608	374,432	748,864	—	—	—
Sara Genster Robling	MIP	2012	85,534	342,134	684,267	—	—	—

Outstanding Equity Awards at 2012 Fiscal Year End

The following table provides information regarding outstanding awards made to our named executive officers as of our most recent fiscal year end.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#) (a)		Market Value of Shares or Units of Stock That Have Not Vested (h) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (b)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (h) ($)
Robert J. Gamgort	309.5	(c)	1,322,891	1,575.3	(c)	4,235,804
Craig Steeneck	27.8	(d)	87,778	480.5	(d)	1,181,645
Antonio F. Fernandez	109	(e)	254,948	408.8	(e)	956,054
Mark L. Schiller	84	(f)	258,289	333.8	(f)	1,027,894
Sara Genster Robling	52.5	(g)	211,940	255.0	(g)	706,991

(a)	Represents Class B-1 PIUs, which vest ratably over five years.
(b)	Represents Class B-2 PIUs, which vest ratably over five years depending on whether annual or cumulative Adjusted EBITDA targets are met and Class B-3 PIUs, which vest either on a change of control or liquidity event if certain internal rates of return are met. See “Equity Program” under “Elements of Compensation” which further describes the vesting provisions of the Class B-2 and B-3 PIUs.
(c)	Includes 225 Class B-1 PIUs which vest in equal installments on July 29 of 2013 and 2014 and 84.5 Class B-1 PIUs which vested in equal installments on June 17 of 2013, 2014 and 2015, in each case assuming Mr. Gamgort’s continued employment through the applicable vesting date. Number of unearned and unvested units includes 1,012.8 Class B-2 PIUs and 562.5 Class B-3 PIUs.
(d)	Includes 27.8 Class B-1 PIUs which vest in equal installments on June 17 of 2013, 2014, and 2015, in each case assuming Mr. Steeneck’s continued employment through the applicable vesting date. Number of unearned and unvested units includes 111 Class B-2 PIUs and 369.5 Class B-3 PIUs.
(e)	Includes 109 Class B-1 PIUs which vest in equal installments on May 24 of 2013, 2014, 2015, and 2016, in each case assuming Mr. Fernandez’s continued employment through the applicable vesting date. Number of unearned and unvested units includes 408.8 Class B-2 PIUs.
(f)	Includes 75 Class B-1 PIUs which vest in equal installments on June 17 of 2013, 2014, and 2015, and 9 Class B-1 PIUs which vest in equal installments on June 16 of 2013, 2014, 2015, and 2016, in each case assuming Mr. Schiller’s continued employment through the applicable vesting date. Number of unearned and unvested units includes 333.8 B-2 PIUs.
(g)	Includes 30 Class B-1 PIUs which vest in equal installments on April 2 of 2013 and 2014, and 22.5 Class B-1 PIUs which vest in equal installments on June 16 of 2013, 2014, and 2015, in each case assuming Ms. Robling’s continued employment through the applicable vesting date. Number of unearned and unvested shares includes 180 Class B-2 PIUs and 75 Class B-3.
(h)	The value ascribed to the Class B-1 and B-2 PIUs is based on the appreciation in the value of our business from and after the date of grant through December 30, 2012, the date of the Company’s most recent valuation. The value of our business had not appreciated to a level that would have created value in the Class B-3 PIUs as of December 30, 2012, the date of the Company’s most recent valuation. Therefore, we believe the market value of the Class B-3 PIUs was zero on that date.

Option Exercises and Stock Vested in Fiscal 2012

The following table provides information regarding the amounts received by our named executive officers upon exercise of options or similar instruments or the vesting of stock or similar instruments during our most recent fiscal year.

	Stock Awards
Name	Number of Shares Acquired on Vesting (a) (#)	Value Received on Vesting (a) ($)
Robert J. Gamgort	140.7	358,512
Craig Steeneck	47.8	122,182
Antonio F. Fernandez	27.3	13,671
Mark L. Schiller	27.3	34,277
Sara Genster Robling	22.5	52,769

(a)	During fiscal 2012, a portion of the Class B-1 Units vested. Value realized on vesting is based on the appreciation in the value of our business from and after the date of grant through December 25, 2011, the date of the Company’s most recent valuation prior to the applicable vesting dates.

Nonqualified Deferred Compensation for Fiscal 2012

The following table provides information regarding the annual deferred cash incentive awards awarded to Mr. Gamgort. The deferred cash incentive awards awarded to Mr. Gamgort are the only defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified. The material terms of Mr. Gamgort’s deferred cash incentive awards are described above in the section titled “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2012—Employment Agreements.”

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings (Losses) in Last Fiscal Year ($)(2)	Aggregate Withdrawals/ Distributions ($)(3)	Aggregate Balance at Last Fiscal Year End ($)(4)
Robert J. Gamgort	—	950,000	—	—	2,488,333
Craig Steeneck	—	—	—	—	—
Antonio F. Fernandez	—	—	—	—	—
Mark L. Schiller	—	—	—	—	—
Sara Genster Robling	—	—	—	—	—

(1)

Represents Mr. Gamgort’s annual deferred cash incentive award with respect to fiscal 2012. This amount is also reported as compensation to Mr. Gamgort with respect to fiscal 2012 in the “Non-equity Incentive Plan Compensation” column of the Summary Compensation Table (see footnote (c) to the Summary Compensation Table).

(2)	No interest accrues on Mr. Gamgort’s deferred cash incentive awards.
(3)	No deferred cash incentive payments were made to Mr. Gamgort in fiscal 2012.
(4)

Includes previously earned annual deferred cash incentive awards with respect to fiscal 2009 ($458,333), fiscal 2010 ($780,000) and fiscal 2011 ($300,000). All these amounts have been previously reported as compensation to Mr. Gamgort in the Summary Compensation Table for previous years.

Pension Benefits for Fiscal 2012

None of our named executive officers are currently in a defined benefit plan sponsored by us or our subsidiaries or affiliates.

Potential Payments Upon Termination or Change in Control

The following tables show the estimated amount of potential cash severance payable to each of the named executive officers, as well as the estimated value of continuing benefits, based on compensation and benefit levels in effect on December 28, 2012 (the last business day of our fiscal year), assuming the executive’s employment terminated effective December 28, 2012 in accordance with their respective employment agreements described earlier. Due to the numerous factors involved in estimating these amounts, the actual value of benefits and amounts to be paid can only be determined upon an executive’s termination of employment.

In the tables below, the value of the accelerated PIU vesting reflects the value of the Class B-1 PIUs and, with respect to Mr. Gamgort (and other executives with respect to grants made in 2010), the Class B-2 PIUs that would have vested in the same proportion as any tranche related to such Class B-2 PIUs that has previously vested, and is based on the appreciation in the value of our business from and after the applicable date of grant through December 30, 2012, the date of the Company’s most recent valuation. See “Equity Programs” under “Elements of Compensation” which describes the accelerated PIU vesting provisions. Amounts reported assume that neither the unvested Class B-3 PIUs nor Class B-2 PIUs that do not vest proportionately would have vested upon a change of control since the value of our business had not appreciated to a level that would have created value in the Class B-3 PIUs as of December 30, 2012, the date of the Company’s most recent valuation. The value of the health and welfare benefits in the tables below was estimated at $1,000 per month.

You should read this section together with the subsection above entitled “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2012-Employment Agreements,” which includes, among other things, definitions of the terms “cause” and “constructive termination” used in the tables below with respect to Messrs. Gamgort and Steeneck. The term “change of control” is defined in the applicable employment agreement or severance agreement for each such executive officer. Mr. Gamgort’s severance amounts include $1 million in connection with his deferred cash incentive awards. Upon a change of control, disability or death, all previously awarded deferred cash incentive awards are also payable.

All employees have life insurance benefits which are payable upon death. The benefit under the life insurance policy for each of the named executive officers is $350,000. Effective April 1, 2013, the benefit will increase to $500,000.

Robert J. Gamgort	Voluntary Termination	Involuntary Termination Without Cause	Termination For Cause	Constructive Termination	Change in Control		Disability	Death
Cash Severance	—	$3,700,000	—	$3,700,000	—		—	—
Acceleration of Stock Vesting	—	—	—	—	$2,803,509		—	—
Vested Stock Awards	—	4,140,380	—	4,140,380	—		—	—
Health and Welfare Benefits	—	18,000	—	18,000	—		—	—
Transaction Incentive Award	—	—	—	—	3,000,000	(1)	—	—
Accelerated Payment of Deferred Cash Incentive Awards (2)	—	—	—	—	2,488,333		2,488,333	2,488,333

Total	—	$7,858,380	—	$7,858,380	$8,291,842		2,488,333	2,488,333

(1)	Mr. Gamgort may receive an additional $1 million in cash if a specified ratio is met (as described in the subsection above entitled “—Narrative disclosure to summary compensation table and grants of plan-based awards for 2012—Employment agreements”).
(2)	Represents accelerated payment of all previously earned deferred cash incentive awards, which amount is reported in the Aggregate Balance at Last Fiscal Year End Column of the Non-Qualified Deferred Compensation Table above. Mr. Gamgort’s deferred cash incentive award earned with respect to fiscal 2012 has been reported as compensation to Mr. Gamgort with respect to fiscal 2012 in the “Non-equity Incentive Plan Compensation” column of the Summary Compensation Table and all his other previously earned deferred cash incentive awards have been reported as compensation in the Summary Compensation Table for previous years.

Craig Steeneck	Voluntary Termination	Involuntary Termination Without Cause	Termination For Cause	Constructive Termination	Change in Control	Disability	Death
Cash Severance	—	$989,811	—	$989,811	—	—	—
Acceleration of Stock Vesting	—	—	—	—	$158,001	—	—
Vested Stock Awards	—	2,729,392	—	2,729,392	—	—	—
Health and Welfare Benefits	—	12,000	—	12,000	—	—	—

Total	—	$3,731,203	—	$3,731,203	$158,001	—	—

Antonio F. Fernandez	Voluntary Termination	Involuntary Termination Without Cause	Termination For Cause	Constructive Termination	Change in Control	Disability	Death
Cash Severance	—	$1,209,106	—	—	—	—	—
Acceleration of Stock Vesting	—	—	—	—	$254,948	—	—
Vested Stock Awards	—	63,737	—	—	—	—	—
Health and Welfare Benefits	—	18,000	—	—	—	—	—

Total	—	$1,290,843	—	—	$254,948	—	—

Mark L. Schiller	Voluntary Termination	Involuntary Termination Without Cause	Termination For Cause	Constructive Termination	Change in Control	Disability	Death
Cash Severance	—	$814,940	—	$814,940	—	—	—
Acceleration of Stock Vesting	—	—	—	—	$448,080	—	—
Vested Stock Awards	—	400,660	—	400,600	—	—	—
Health and Welfare Benefits	—	12,000	—	12,000	—	—	—
Outplacement Services	—	15,000	—	15,000	—	—	—

Total	—	$1,242,600	—	$1,242,600	$448,080	—	—

Sara Genster Robling	Voluntary Termination	Involuntary Termination Without Cause	Termination For Cause	Constructive Termination	Change in Control	Disability	Death
Cash Severance	—	$402,510	—	—	—	—	—
Acceleration of Stock Vesting	—	—	—	—	$268,877	—	—
Vested Stock Awards	—	611,308	—	—	—	—	—
Health and Welfare Benefits	—	12,000	—	—	—	—	—

Total	—	$1,025,818	—	—	$268,877	—	—

On March 1, 2013, the Compensation Committee of the Board of Directors approved changes in the cash benefits paid under the severance plan. As a result of these changes, cash severance benefits for Mr. Gamgort will increase from 1.5 times the sum of his annual base salary and target annual bonus (“total annual target compensation”) to two times the sum of his total annual target compensation. For Messrs. Steeneck, Fernandez and Schiller and Ms. Robling cash severance benefits will increase from a range of between one year of base salary and one-and-one-half times the executive’s total annual target compensation, to one-and-one-half times the executive’s total annual target compensation. If the new cash severance benefits had been in effect as of December 28, 2012, the following amounts would have been reported as cash severance in the tables above: Mr. Gamgort ($4,600,000); Mr. Steeneck ($1,484,717); Mr. Fernandez ($1,209,106); Mr. Schiller ($1,222,410); and Ms. Robling ($1,116,965).

Compensation of Directors

Our directors who are also our employees or employees of Blackstone receive no additional compensation for their services as directors. Mr. Deromedi’s compensation is discussed below under “Director Service Agreement.” Mr. Silcock and Ms. Fandozzi, who are not employees of the Company nor of Blackstone, received (1) an annual retainer of $30,000 to be paid annually in arrears on April 2, (2) for Mr. Silcock, an annual payment of $10,000 for serving as Chairman of the Audit Committee and (3) an annual equity grant with an assumed terminal value of approximately $50,000. Vesting of directors’ equity grants is the same as for the named executive officers described in subsection “Equity Programs” under section “Elements of Compensation” above.

The table below sets forth information regarding director compensation, except for Mr. Gamgort, which is detailed in the “Summary Compensation Table”, for the fiscal year ended December 30, 2012.

Name	Fees Earned or Paid in Cash ($)	Equity Awards (a) ($)	Option Awards (a) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)	Total Number of Outstanding Equity Awards
Roger Deromedi	$162,750	$—	$—	$98,449(c)	$—	$261,199	1,075
Raymond P. Silcock	40,000	2,358(b)	—	—	—	42,358	63
Ann Fandozzi	30,000	2,358(b)	—	—	—	32,358	18
Jason Giordano	—	—	—	—	—	—	—
Prakash A. Melwani	—	—	—	—	—	—	—
Jeff Overly	—	—	—	—	—	—	—

(a)	Equity Awards which were valued in accordance with ASC Topic 718, the authoritative guidance for stock compensation, represent grant date fair value for the Class B-1 and Class B-2 Units granted during 2012. The assumptions used in the valuation are discussed in Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.
(b)	Represents 18 Class B-1 Units, each valued at a grant date fair value of $131.
(c)	Represents the annual bonus awarded to Mr. Deromedi pursuant to the terms of his director service agreement, which amount was calculated in a manner consistent with the MIP for our named executive officers.

Upon completion of this offering, our directors who are also our employees or employees of Blackstone will receive no additional compensation for their services as directors. Our other directors will receive annual fees as follows:

•	$80,000 in cash, paid quarterly in arrears;

•

$100,000 in restricted stock units, to be granted at the annual shareholder meeting and which restricted stock units will vest at the earlier of (x) the first anniversary of the date of grant and (y) the next annual shareholder meeting;

•	additional $100,000 in cash and $20,000 in restricted stock units for the Non-Executive Chairman of the Board of Directors; and

•	additional $15,000 for chairperson of each of the audit committee, compensation committee or nominating and corporate governance committee.

Director Service Agreement

In connection with the Blackstone Transaction, on April 2, 2007, we entered into a director service agreement with Roger Deromedi that governs the terms of his services as our Non-Executive Chairman.

On March 1, 2013, Mr. Deromedi and the Company agreed that the director services agreement would expire upon the completion of this offering. As a result, Mr. Deromedi will no longer have contractual rights to severance or specified compensation levels following this offering. In addition, following this offering, Mr. Deromedi will cease to be eligible for an annual bonus and will not be subject to non-competition provisions.

Compensation Arrangements to be Adopted in connection with This Offering

2013 Omnibus Incentive Plan

Our Compensation Committee retained Frederic W. Cook & Co, Inc., an independent compensation consulting firm, to advise on executive compensation in connection with this offering. In connection with this offering, our Board expects to adopt, and our stockholders expect to approve, a new incentive plan (the “2013 Omnibus Incentive Plan”) prior to the completion of the offering pursuant to which a total of          shares of our common stock will be reserved for issuance under (1) equity awards granted as a result of the conversion of unvested PIUs into restricted common stock of Pinnacle Foods, Inc., (2) stock options and other equity awards granted in connection with the completion of this offering, and (3) awards granted by us under the 2013 Omnibus Incentive Plan following the completion of this offering in accordance with its terms. Following the completion of this offering, no further awards will be made under the 2007 Equity Plans. The following description of the 2013 Omnibus Incentive Plan is not complete and is qualified by reference to the full text of the 2013 Omnibus Incentive Plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Purpose. The purpose of the 2013 Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to the welfare of the Company and its affiliates and aligning their interests with those of our stockholders.

Shares Subject to the Plan. The 2013 Omnibus Incentive Plan provides that the total number of shares of common stock that may be issued under the 2013 Omnibus Incentive Plan is         . Of this amount, the maximum number of shares for which incentive stock options may be granted is         ; the maximum number of shares for which options or SARs may be granted to any individual participant during any single fiscal year is 1,500,000; the maximum number of shares for which performance compensation awards denominated in shares may be granted to any individual participant in respect of a single fiscal year is 500,000 (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); the maximum number of shares granted to any non-employee director in a single fiscal year (other than shares subject to awards made in connection with this offering and described in this prospectus), taken together with any cash fees paid during the calendar year, shall not exceed $500,000 in total value; and the maximum amount that may be paid to any individual for a single fiscal year under a performance compensation award denominated in cash is $5,000,000. In the event any award (other than a substitute award described below) expires or is cancelled, forfeited, terminated, settled in cash or otherwise settled without delivery of the full number of shares subject to such award, the undelivered shares may be granted again under the 2013 Omnibus Incentive Plan, unless the shares are surrendered after the termination of the 2013 Omnibus Incentive Plan, and only if stockholder approval is not required under the then-applicable rules of the exchange on which the shares of common stock are listed. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by the Company, and such “substitute awards” shall not be counted against the total number of shares that may be issued under the 2013 Omnibus Incentive Plan, except that substitute awards intended to qualify as “incentive stock options” shall count against the limit on incentive stock options described above.

Administration. The 2013 Omnibus Incentive Plan will be administered by the compensation committee of our Board or such other committee of our Board to which it has delegated power, or if no such committee or subcommittee thereof exists, the Board (for purposes of the 2013 Omnibus Incentive Plan, the “Committee”). The Committee has the sole and plenary authority to establish the terms and conditions of any award consistent with the provisions of the 2013 Omnibus Incentive Plan. The Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2013 Omnibus Incentive Plan and any instrument or agreement relating to, or any award granted under, the 2013 Omnibus Incentive Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee deems appropriate for the proper administration of the 2013 Omnibus Incentive Plan; and to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the 2013 Omnibus Incentive Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2013 Omnibus Incentive Plan. Any such allocation or delegation may be revoked by the Committee at any time. Unless otherwise expressly provided in the 2013 Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to the 2013 Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to the 2013 Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any holder or beneficiary of any award, and any of our stockholders.

Limitations. No award may be granted under the 2013 Omnibus Incentive Plan after the tenth anniversary of the effective date (as defined therein), but awards theretofore granted may extend beyond that date.

Options. The Committee may grant non-qualified stock options and incentive stock options, subject to the terms and conditions as determined by the Committee; provided that all stock options granted under the 2013 Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date an option is granted (other than in the case of options granted in substitution of previously granted awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the option is intended to qualify as an incentive stock option, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the 2013 Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of common stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law (i) in cash or its equivalent at the time the stock option is exercised, (ii) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Committee, or (iii) by such other method as the Committee may permit in its sole discretion, including without limitation (A) in other property having a fair market value on the date of exercise equal to the purchase price; (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased, or (C) to the extent the Committee provides in the award agreement or otherwise, through a “net exercise” procedure.

Stock Appreciation Rights. The Committee may grant stock appreciation rights independent of or in connection with a stock option, subject to terms and conditions as determined by the Committee. The strike price per share of a stock appreciation right is determined by the Committee but in no event may such amount be less than the fair market value of a share on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards). Generally, each stock appreciation right will entitle the participant upon exercise to an amount equal to the product of (i) the excess of

(A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (ii) the numbers of shares of common stock covered by the stock appreciation right. The Committee may in its sole discretion substitute, without the consent of the holder or beneficiary of such stock appreciation rights, stock appreciation rights settled in shares of Common Stock (or settled in shares or cash in the sole discretion of the Committee) for nonqualified stock options.

Restricted Stock and Restricted Stock Units. The Committee may grant shares of restricted stock, subject to terms and conditions as determined by the Committee. As to restricted stock, the holder will generally have the rights and privileges of a stockholder, including without limitation the right to vote such restricted stock and receive dividends, with respect to such restricted stock, except, that if the lapsing of restrictions with respect to such restricted stock is contingent on satisfaction of performance conditions other than or in addition to the passage of time, any dividends payable on such shares of restricted stock will be retained, and delivered without interest to the holder of such shares when the restrictions on such shares lapse. The Committee may also grant restricted stock units, representing the right to receive, upon the expiration of the appropriate restricted period one share of common stock for each such outstanding restricted stock unit, or, in the discretion of the Committee, the cash value thereof (or any combination thereof). To the extent provided in the applicable award agreement, the holder of outstanding restricted stock units will be entitled to be credited with dividend equivalent payments (upon the payment by us of dividends on shares of common stock) either in cash or, at the sole discretion of the Committee, in shares of common stock having a value equal to the amount of such dividends (and interest may, at the sole discretion of the Committee, be credited on the amount of cash dividend equivalents at a rate and subject to such terms as determined by the Committee), which will be payable at the same time as the underlying restricted stock units are settled following the release of restrictions on such restricted stock units.

Other Stock-Based Awards. The Committee may issue unrestricted common stock, rights to receive grants of awards at a future date, or other awards denominated in shares of common stock (including, without limitation, performance shares or performance units), under the 2013 Omnibus Incentive Plan, including performance-based awards.

Performance Compensation Awards. The Committee may also designate any award as a “performance compensation award” intended to qualify as “performance-based compensation” under section 162(m) of the Code. The Committee also has the authority to make an award of a cash bonus to any participant and designate such awards as a performance compensation award under the 2013 Omnibus Incentive Plan. The Committee has sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of performance of the Company (and/or one or more Affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, or any combination of the foregoing) and are limited to the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital), which may but are not required to be measured on a per share basis; (viii) earnings before or after taxes, interest, depreciation and/or amortization (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total stockholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other ‘value creation’ metrics; (xvii) inventory control; (xviii) enterprise value; (xix) sales; (xx) stockholder return; (xxi) client retention; (xxii) competitive market metrics; (xxiii) employee retention; (xxiv) timely completion of new product rollouts; (xxv) timely launch of new facilities; (xxvi) objective measures of personal targets, goals or completion of projects (including but not limited to succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets); (xxvii) system-wide revenues; (xxviii) royalty income; (xxix) comparisons of continuing operations to other operations; (xxx) market share; (xxxi) cost of capital, debt leverage year-end cash position or book value; (xxxii) strategic objectives, development of new product lines and related revenue, sales and margin targets, co-branding or international operations; or (xxxiii) any combination of the foregoing. Any one or more of the performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure performance of the Company as a whole or any divisions or operational and/or business units, product lines, brands, business segments, administrative departments of the Company or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. Unless otherwise determined by the Committee at the time a performance compensation award is granted, the Committee shall, during the first 90 days of a performance period (or, within any other maximum period allowed under Section 162(m) of the Code), or at any time thereafter to the extent the exercise of such authority at such time would not cause the performance compensation awards granted to any participant for such performance period to fail to qualify as

“performance-based compensation” under Section 162(m) of the Code, specify adjustments or modifications to be made to the calculation of a performance goal for such performance period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in Accounting Standards Codification Topic 225-20 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to stockholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific, unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; (ix) discontinued operations and nonrecurring charges; and (x) a change in the Company’s fiscal year.

Following the completion of a performance period, the Committee will review and certify in writing whether, and to what extent, the performance goals for the performance period have been achieved and, if so, calculate and certify in writing that amount of the performance compensation awards earned for the period based upon the performance formula. Unless otherwise provided in the applicable award agreement, the Committee does not have the discretion to (A) grant or provide payment in respect of performance compensation awards for a performance period if the performance goals for such performance period have not been attained; or (B) increase a performance compensation award above the applicable limitations set forth in the 2013 Omnibus Incentive Plan.

Effect of Certain Events on 2013 Omnibus Incentive Plan and Awards. In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of common stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a change in control, as defined in the 2013 Omnibus Incentive Plan) that affects the shares of common stock, or (b) unusual or nonrecurring events (including, without limitation, a change in control) affecting the Company, any affiliate, or the financial statements of the Company or any affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee must make any such adjustments in such manner as it may deem equitable, including without limitation, any or all of: (i) adjusting any or all of (A) the share limits applicable under the 2013 Omnibus Incentive Plan with respect to the number of awards which may be granted hereunder, (B) the number of shares of common stock or other securities of the Company which may be delivered in respect of awards or with respect to which awards may be granted under the 2013 Omnibus Incentive Plan and (C) the terms of any outstanding award, including, without limitation, (1) the number of shares of common stock subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award or (3) any applicable performance measures; (ii) providing for a substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (iii) cancelling any one or more outstanding awards and causing to be paid to the holders holding vested awards (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Committee (which if applicable may be based upon the price per share of common stock received or to be received by other stockholders of the Company in such event). For the avoidance of doubt, the Committee may cancel stock options and stock appreciation rights for no consideration if the fair market value of the shares subject to such options or stock appreciation rights is less than or equal to the aggregate exercise price or strike price of such stock options or stock appreciation rights.

Nontransferability of Awards. An award will not be transferable or assignable by a participant otherwise than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against the Company or any affiliate. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfer to a participant’s family members, any trust established for the benefit of participant or such participant’s family members, any partnership or limited liability company of which participant, or participant and participant’s family members, are the sole member(s), or to a beneficiary to whom donations are eligible to be treated as “charitable contributions” for federal tax purposes.

Amendment and Termination. The Board may amend, alter, suspend, discontinue, or terminate the 2013 Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to the 2013 Omnibus Incentive Plan or for changes in GAAP to new accounting standards, (ii) it would materially increase the number of securities which may be issued under the 2013 Omnibus Incentive Plan (except for adjustments in connection with certain corporate events), or (iii) it would materially modify the requirements for participation in the 2013 Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award without such individual’s consent.

Dividends and Dividend Equivalents. The Committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion; provided, that no dividends or dividend equivalents shall be payable in respect of outstanding (i) Options or SARs or (ii) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time) (although dividends and dividend equivalents may be accumulated in respect of unearned awards and paid within 15 days after such awards are earned and become earned, payable or distributable).

Clawback/Forfeiture. An award agreement may provide that the Committee may in its sole discretion cancel such award if the participant, without the consent of the Company, while employed by or providing services to the Company or any Affiliate or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise has engaged in or engages in detrimental activity that is in conflict with or adverse to the interest of the Company or any Affiliate, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion. The Committee may also provide in an award agreement that if the participant otherwise has engaged in or engages in any activity referred to in the preceding sentence, the participant will forfeit any gain realized on the vesting or exercise of such Award, and must repay the gain to the Company. The Committee may also provide in an award agreement that if the participant receives any amount in excess of what the participant should have received under the terms of the award for any reason (including without limitation by reason of a financial restatement, mistake in calculations or other administrative error), then the participant shall be required to repay any such excess amount to the Company. Without limiting the foregoing, all awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law.

PRINCIPAL STOCKHOLDERS

As of                     , 2013, Peak Holdings LLC owned     % of our outstanding common stock and no other person or entity had a direct beneficial ownership interest in our common stock except for certain of our employees who held an aggregate of              shares of our common stock and              exercisable options into              shares of our common stock as of such date. In connection with this offering, we expect that Peak Holdings LLC will be dissolved. The allocation of shares of our common stock among Blackstone and the other equity holders of Peak Holdings LLC, and the number of shares of restricted stock and stock options to be granted in connection with the dissolution of Peak Holdings LLC, will be determined based upon the valuation of our Company derived from the initial public offering price.

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of our common stock, as of                     , 2013 following the dissolution of Peak Holdings LLC (using the mid-point of the range set forth on the cover of this prospectus) and as adjusted to reflect the     -for-one stock split to be completed prior to this offering and the shares of our common stock offered hereby, by (1) each individual or entity known by us to beneficially own more than 5% of our outstanding common stock, (2) each of our named executive officers, (3) each of our directors and (4) all of our directors and our executive officers as a group.

A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

To our knowledge, unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock.

Securities subject to option grants that have vested or will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options, but are not deemed outstanding for calculating the percentage ownership of any other person. Percentage computations are based on              shares of our common stock beneficially owned as of                     , 2013 and              shares of common stock beneficially owned after the stock split, this offering and the dissolution of Peak Holdings LLC (or              shares if the underwriters exercise in full their option to purchase additional shares).

Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Pinnacle Foods Inc., 399 Jefferson Road, Parsippany, New Jersey 07054.

	Common Stock Beneficially Owned Prior to this Offering		Common Stock Beneficially Owned After this Offering
			Assuming the Underwriters’ Option is not Exercised		Assuming the Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	%	Number	%	Number	%
Blackstone Funds (1)
Robert J. Gamgort
Craig Steeneck
Antonio F. Fernandez
Mark L. Schiller
Sara Genster Robling
Roger Deromedi (2)
Jason Giordano (3)
Prakash A. Melwani (3)
Jeff Overly (3)
Raymond P. Silcock
Ann Fandozzi
Directors and Executive Officers as a Group (seventeen persons)

(1)

Includes                  shares of our common stock owned by Blackstone Capital Partners V L.P. (“BCP V”),                 shares of our common stock owned by Blackstone Capital Partners V-AC L.P. (“BCP V-AC”),                 shares of our common stock owned by Blackstone Family Investment Partnership V-SMD L.P. (“Family-SMD”),                 shares of our common stock owned by Blackstone Family Investment Partnership V L.P. (“Family”) and                 shares of our common stock owned by Blackstone Participation Partnership V L.P. (“Participation”) (collectively, the “Blackstone Funds”). The general partner of BCP V and BCP V-AC is Blackstone Management Associates V L.L.C. BMA V L.L.C. is the sole member of Blackstone Management Associates V L.L.C. BCP V Side-by-Side GP L.L.C. is the general partner of Family and Participation. Blackstone Holdings III L.P. is the managing member and majority in interest owner of BMA V L.L.C. and the sole member of BCP V Side-by-Side GP L.L.C. In addition, reflects beneficial ownership of                 shares of our common stock owned by Blackstone Capital Partners (Cayman) V L.P. (“BCP V Cayman”),                 shares of our common stock owned by Blackstone Capital Partners (Cayman) V-A L.P. (“BCP V Cayman-A”),                 shares of our common stock owned by Blackstone Capital Partners (Cayman) V-AC L.P. (“BCP V-AC Cayman”),                 shares of our common stock owned by Blackstone Family Investment Partnership (Cayman) V L.P. (“Family Cayman”),                 shares of our common stock owned by Blackstone Family Investment Partnership (Cayman) V-SMD L.P. (“Family Cayman SMD”) and                 shares of our common stock owned by Blackstone Participation Partnership (Cayman) V L.P (“Participation Cayman”) (collectively, the “Blackstone Cayman Funds”). Blackstone Management Associates (Cayman) V, L.P. is the general partner of BCP V Cayman, BCP V Cayman-A and BCP V-AC Cayman. BCP V GP L.L.C. is a general partner and majority in interest owner of Blackstone Management Associates (Cayman) V, L.P. and the general partner of Family Cayman and Participation Cayman. Blackstone Holdings III L.P. is the sole member of BCP V GP L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. The general partner of each of Family-SMD and Family Cayman SMD is Blackstone Family GP L.L.C., which is controlled by its founder Mr. Schwarzman. Each of such Blackstone entities and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds and the Blackstone Cayman Funds directly or indirectly controlled by it or him, but each (other than the Blackstone Funds and the Blackstone Cayman Funds to the extent of their direct holdings) disclaims beneficial ownership of such shares. The address for each of the Blackstone Funds, Blackstone Management Associates V L.L.C., BMA V. L.L.C., BCP V Side-by-Side GP L.L.C., Blackstone Holdings III L.P., Blackstone Holdings III GP L.P., Blackstone Holdings III GP Management L.L.C., The Blackstone Group L.P., Blackstone Group Management L.L.C., Blackstone Family GP L.L.C., the Blackstone Cayman Funds, Blackstone Management Associates (Cayman) V, L.P. and BCP V GP L.L.C. is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York, 10154.

(2)	Shares of our common stock are held in a revocable trust for the benefit of Mr. Deromedi.
(3)	Messrs. Melwani, Giordano and Overly are each employees of Blackstone, but each disclaims beneficial ownership of the shares beneficially owned by Blackstone.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Securityholders Agreement

We are a party to a securityholders’ agreement with certain holders of our common stock, entered into in connection with the Blackstone Transaction, which will be terminated in connection with this offering. This agreement restricts employee holders of securities of Pinnacle Foods Inc. from transferring those securities prior to the earliest of a qualified public offering, a change of control and the seventh anniversary of the closing of the Blackstone Transaction (the “lapse date”), subject to exceptions, and grants us a right of first refusal in connection with sales by employee holders on or after the lapse date and before a public offering by Pinnacle Foods Inc. Such holders also granted a proxy to Peak Holdings LLC to vote their shares to elect any Board designees of Peak Holdings LLC and approve any matter approved by our Board of Directors. The securityholders agreement also gives Blackstone and Peak Holdings LLC customary drag-along rights in connection with a change of control. Peak Holdings LLC is also a party to a securityholders agreement with Blackstone and the management securityholders of Peak Holdings LLC, which contains substantially similar provisions and will be terminated in connection with this offering and the dissolution of Peak Holdings LLC. Blackstone is also entitled to demand registration rights under the Peak Holdings LLC securityholders agreement and all holders were granted certain “piggyback” registration rights.

Stockholders Agreement

In connection with this offering, we expect to enter into a stockholders agreement with certain affiliates of Blackstone. This agreement will grant affiliates of Blackstone the right to nominate to our Board of Directors a number of designees equal to: (i) at least a majority of the total number of directors comprising our Board of Directors at such time as long as affiliates of Blackstone beneficially own at least 50% of the shares of our common stock entitled to vote generally in the election of our directors; (ii) at least 40% of the total number of directors comprising our Board of Directors at such time as long as affiliates of Blackstone beneficially own at least 40% but less than 50% of the shares of our common stock entitled to vote generally in the election of our directors; (iii) at least 30% of the total number of directors comprising our Board of Directors at such time as long as affiliates of Blackstone beneficially own at least 30% but less than 40% of the shares of our common stock entitled to vote generally in the election of our directors; (iv) at least 20% of the total number of directors comprising our Board of Directors at such time as long as affiliates of Blackstone beneficially own at least 20% but less 30% of the shares of our common stock entitled to vote generally in the election of our directors; and (v) at least 10% of the total number of directors comprising our Board of Directors at such time as long as affiliates of Blackstone beneficially own at least 5% but less than 20% of the shares of our common stock entitled to vote generally in the election of our directors. For purposes of calculating the number of directors that affiliates of Blackstone are entitled to nominate pursuant to the formula outlined above, any fractional amounts would be rounded up to the nearest whole number and the calculation would be made on a pro forma basis, taking into account any increase in the size of our Board of Directors (e.g., one and one quarter (1 1/4) directors shall equate to two directors). In addition, in the event a vacancy on the Board of Directors is created by the death, disability, retirement or resignation of a Blackstone director designee, affiliates of Blackstone shall, to the fullest extent permitted by law, have the right to have the vacancy filled by a new Blackstone director-designee.

Registration Rights Agreement

In connection with this offering, we expect to enter into a registration rights agreement with certain affiliates of Blackstone and certain members of management. This agreement will provide to Blackstone an unlimited number of “demand” registrations and to both Blackstone and members of management party thereto customary “piggyback” registration rights. The registration rights agreement will also provide that we will pay certain expenses relating to such registrations and indemnify Blackstone and the members of management party thereto against certain liabilities which may arise under the Securities Act of 1933, as amended.

Advisory Agreement

Pinnacle Foods Finance LLC entered into a transaction and advisory fee agreement (the “Advisory Agreement”) with Blackstone Management Partners L.L.C. (“BMP”) in April 2007 pursuant to which BMP or its affiliates provide certain strategic and structuring advice and assistance to Pinnacle Foods Finance LLC. In addition, under the Advisory Agreement, affiliates of BMP provide certain monitoring, advisory and consulting services to Pinnacle Foods Finance LLC for an aggregate annual management fee equal to the greater of $2.5 million or 1.0% of Adjusted EBITDA for each year thereafter. Affiliates of BMP also receive reimbursement for out-of-pocket expenses.

Expenses relating to the management fee were $4.7 million for the fiscal year ended December 30, 2012, $4.6 million for the fiscal year ended December 25, 2011 and $4.5 million for the fiscal year ended December 26, 2010. Management fee expenses were recorded in administrative expenses in the Consolidated Statement of Operations. In addition, Pinnacle Foods Finance LLC reimbursed BMP for out-of-pocket expenses totaling $0.2 million and less than $0.1 million in the fiscal years ended December 30, 2012 and December 26, 2010, respectively. There were no out-of-pocket expenses reimbursed to BMP in the fiscal year ended December 25, 2011.

In connection with the Birds Eye Acquisition in December 2009, the Advisory Agreement was amended and restated to include a provision that granted BMP a 1% transaction fee based on the transaction purchase price. This fee totaled $14.0 million and was paid in December 2009. Also, there was an additional advisory fee with Blackstone Advisory Services L.P. for $3.0 million that was also paid in December 2009. These fees are contained within the $24.1 million of transaction fees discussed in Note 3 to our consolidated financial statements included elsewhere in this prospectus. Also, as described in Note 3, Pinnacle Foods Finance LLC incurred original issue discount in connection with the Tranche C Term Loans under Pinnacle Foods Finance LLC’s senior secured credit facilities. A portion of that discount, $0.8 million related to loans from an affiliate of Blackstone.

Upon a change of control in our ownership, a sale of all of our assets, or an initial public offering of our equity, and in recognition of facilitation of such change of control, asset sale or public offering by affiliates of Blackstone, BMP may elect to receive, in lieu of annual payments of the management fee, a single lump sum cash payment equal to the then-present value of all then-current and future management fees payable under the Advisory Agreement until April 2, 2017 (the “Advisory Agreement Termination Date”), using a discount rate for future management fees equal to the yield to maturity of the class of outstanding U.S. government bonds having a final maturity closest to the Advisory Agreement Termination Date. The lump sum payment would only be payable to the extent that it is permitted under the indentures and other agreements governing our indebtedness.

In connection with this offering, the parties intend to terminate the Advisory Agreement in accordance with its terms. Upon completion of this offering, pursuant to and in connection with the terms of the Advisory Agreement, we will pay a termination fee equal to approximately $15.1 million to BMP. The termination fee represents the present value of the sum of 1.0% of Adjusted EBITDA (as projected by management) for each remaining year of the Advisory Agreement and prorated for 2017 until the Advisory Agreement Termination Date.

Supplier Costs

Graham Packaging Company, Inc. (“Graham Packaging”), which was formerly controlled by affiliates of Blackstone, supplies packaging for some of our products. Purchases from Graham Packaging were $7.8 million for the fiscal year ended December 25, 2011 and $6.6 million for the fiscal year ended December 26, 2010. On September 8, 2011, Graham Packaging announced the completion of its acquisition by Reynolds Group Holdings Limited, and thus ceased to be a related party.

Customer Purchases

Performance Food Group Company, which is controlled by affiliates of Blackstone, is a foodservice supplier that purchases products from us. Sales to Performance Food Group Company were $5.7 million for the fiscal year ended December 30, 2012, $4.8 million for the fiscal year ended December 25, 2011 and $5.9 million for the fiscal year ended December 26, 2010. As of December 30, 2012 and December 25, 2011, amounts due from Performance Food Group Company were $0.07 million and $0.1 million, respectively and were recorded on the Accounts receivable, net of allowances line in the Consolidated Balance Sheets.

Debt and Interest Expense

As of December 30, 2012 and December 25, 2011, interest accrued on debt to related parties was $0.2 million and $0.4 million, respectively and was recorded on the Accrued liabilities line in the Consolidated Balance Sheets. As of December 30, 2012, $63.1 million of our senior secured term loan was owed to affiliates of Blackstone. Related party interest for affiliates of Blackstone for the fiscal year ended December 30, 2012 was $3.3 million. As of December 25, 2011, $122.0 million of our senior secured term loan was owed to affiliates of Blackstone. Related party interest for affiliates of Blackstone for the fiscal year ended December 25, 2011 was $6.2 million. As of December 26, 2010, $125.7 million of our senior secured term loan was owed to affiliates of Blackstone. Related party interest for affiliates of Blackstone for the fiscal year ended December 26, 2010 was $5.0 million.

Equity Investment by Chairman and Executive Officers

At the time of our acquisition by Blackstone, our senior management invested $7.0 million to acquire equity interests in our parent company, Peak Holdings LLC, in the form of Class A-2 Units of Peak Holdings LLC. In addition, each was awarded non-voting profits interest units in Peak Holdings LLC under our equity incentive plans described in “Management—Compensation Discussion and Analysis—Elements of Compensation,” subject to future vesting conditions.

In connection with the capital contributions at the time of the Birds Eye Acquisition on December 23, 2009, certain members of the Board of Directors and senior management invested $3.1 million to acquire equity interests in Peak Holdings LLC in the form of Class A-2 Units of Peak Holdings LLC. To fund these purchases, certain members of management signed 30 day notes receivable at a market interest rate. The total of the notes receivable were $0.6 million and were fully paid in January 2010. Total equity investments by the non-executive Chairman, current and former Directors and senior management as of December 30, 2012 were $11.4 million.

We expect that Peak Holdings LLC will be dissolved in connection with this offering, and holders of Class A-2 Units of Peak Holdings LLC will receive shares of our common stock in connection with such dissolution.

Related Persons Transaction Policy

Our Board of Directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to the completion of this offering, our Board of Directors will adopt a written policy on transactions with related persons that is in conformity with the requirements upon issuers having publicly-held common stock that is listed on The New York Stock Exchange. Under the new policy:

•

any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the Board of Directors composed solely of independent directors who are disinterested or by the disinterested members of the Board of Directors; and

•

any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the Board of Directors or recommended by the compensation committee to the Board of Directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•

management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act of 2002.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, The New York Stock Exchange and Internal Revenue Code.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Agreement

In connection with the Blackstone Transaction, we entered into senior secured credit facilities with Lehman Commercial Paper Inc., as administrative agent, collateral agent and swing line lender, Lehman Brothers Inc., as joint lead arranger and joint bookrunner, Goldman Sachs Credit Partners L.P., as syndication agent, joint lead arranger and joint bookrunner, and the other agents and lenders from time to time party thereto. Subsequent to the Blackstone Transaction, Barclays Bank PLC became the joint lead arranger and joint bookrunner. In connection with the Birds Eye Acquisition, we entered into an amendment of our senior secured credit facilities with Barclays Bank PLC, as administrative agent and collateral agent, Barclays Capital Inc., the investment banking division of Barclays Bank PLC, as joint lead arranger and joint bookrunner, Banc of America Securities LLC, as joint lead arranger and joint bookrunner, Credit Suisse Securities (USA) LLC, as joint lead arranger and joint bookrunner, HSBC Securities (USA) Inc., as joint bookrunner, Macquarie Capital (USA) Inc., as joint bookrunner, and the lenders from time to time party thereto. In August 2010, we entered into an amendment of our senior secured credit facilities with Barclays Bank PLC, as sole and exclusive administrative agent and sole collateral agent and Barclays Capital Inc., the investment banking division of Barclays Bank PLC, Banc of America Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners. In April 2012, we entered into the Fifth Amendment and Restatement Agreement to the credit agreement governing our senior secured credit facilities. In August 2012, we entered into an amendment of our senior secured credit facilities with Barclays Bank PLC, as administrative agent and Barclays Bank PLC, Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated as joint lead arrangers and joint bookrunners (as so amended, the “Senior Secured Credit Facilities”).

As of December 30, 2012, the Senior Secured Credit Facilities consisted of:

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the $881.2 million senior secured term loan facility (the “Tranche B Term Loans”), $243.3 million of which will mature on April 2, 2014 (the “Non-Extended Term Loans”) and $637.9 million (the “Extended Initial Term Loans”) of which will mature on the earlier of (i) October 2, 2016 and (ii) December 31, 2014, if more than $150 million of the 9.25% Senior Notes are outstanding on December 31, 2014;

•

the $150.0 million senior secured revolving credit facility (the “Replacement Revolving Credit Facility”), $116.5 million of which would have been available for borrowing as of December 30, 2012 after giving effect to $33.5 million of outstanding letters of credit, maturing on the earliest of (i) April 17, 2017, (ii) December 31, 2014, if more than $150 million of the 9.25% Senior Notes are outstanding on December 31, 2014, (iii) June 2, 2017, if more than $150 million of the 8.25% Senior Notes are outstanding on June 2, 2017, (iv) January 3, 2014, if more than $150 million of the aggregate principal amount of the Non-Extended Term Loans are outstanding on January 3, 2014, and (v) if more than $150 million of the aggregate principal amount of the Extended Initial Term Loans are outstanding on July 3, 2016, on (x) July 3, 2016 or (y) December 31, 2014, if more than $150 million of the 9.25% Senior Notes are outstanding on December 31, 2014;

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the $398.0 million senior secured term loan facility (the “Tranche E Term Loans”) maturing on the earliest of (i) October 17, 2018, (ii) December 31, 2014, if more than $150 million of the 9.25% Senior Notes are outstanding on December 31, 2014 and (iii) June 2, 2017, if more than $150 million of the 8.25% Senior Notes are outstanding on June 2, 2017; and

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the $448.9 million senior secured term loan facility (the “Tranche F Term Loans” and, together with the Tranche B Term Loans and the Tranche E Term Loans, the “Term Loans”) maturing on the earliest of (i) October 17, 2018, (ii) December 31, 2014, if more than $150 million of the 9.25% Senior Notes are outstanding on December 31, 2014 and (iii) June 2, 2017, if more than $150 million of the 8.25% Senior Notes are outstanding on June 2, 2017

Pinnacle Foods Finance LLC, which is referred to in this section as the “Borrower,” is the borrower under the Senior Secured Credit Facilities. The Replacement Revolving Credit Facility includes borrowing capacity available for letters of credit and for short-term borrowings referred to as swing line borrowings. In addition, the

Senior Secured Credit Facilities also provide us with the option to raise incremental credit facilities, refinance the loans with debt incurred outside the credit agreement and extend the maturity date of the revolving loans and term loans, in each case, subject to certain limitations.

Interest Rate and Fees

Borrowings for the Extended Initial Term Loans bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the Administrative Agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1% or (b) a LIBOR rate determined by reference to the BBA LIBOR rate for the interest period relevant to such borrowing. The margin for the Extended Initial Term Loans is 2.50%, in the case of base rate loans, and 3.50%, in the case of LIBOR rate loans. If any Non-Extended Term Loans are extended after April 17, 2012 with an all in yield which exceeds the all in yield of the Extended Initial Term Loans by more than 0.50% per annum, then the all in yield of the Extended Initial Term Loans shall be increased to a rate such that the all in yield on the Non-Extended Term Loans does not exceed the all in yield on the Extended Initial Term Loans by more than 0.50% per annum.

Borrowings under the Non-Extended Term Loans bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the Administrative Agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1% or (b) a LIBOR rate determined by reference to the BBA LIBOR rate for the interest period relevant to such borrowing. The margin for the Non-Extended Term Loans is based on a total leverage based grid and is currently 1.50%, in the case of base rate loans, and 2.50%, in the case of LIBOR rate loans.

Borrowings for the Tranche E Term Loans bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the Administrative Agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1% or (b) a LIBOR rate determined by reference to the BBA LIBOR rate for the interest period relevant to such borrowing; provided that the base rate for the Tranche E Term Loans is subject to a floor of 2.25%, and the LIBOR rate for the Tranche E Term Loans is subject to a floor of 1.25%. The margin for the Tranche E Term Loans is 2.50%, in the case of base rate loans, and 3.50%, in the case of LIBOR rate loans; subject to a step-down of 0.25% (i) upon the consummation of the issuance of common stock (or other interest) by any affiliated parent entity of the Borrower in an underwritten primary public offering pursuant to an effective registration statement filed with the SEC in accordance with the Securities Act of 1933, as amended (the “IPO”) and (ii) upon achievement of a total leverage ratio less than or equal to 5.00 to 1.00. We expect this offering to qualify as an IPO for the purposes of such step-down provision.

Borrowings for the Tranche F Term Loans bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the Administrative Agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1% or (b) a LIBOR rate determined by reference to the BBA LIBOR rate for the interest period relevant to such borrowing; provided that the base rate for the Tranche F Term Loans is subject to a floor of 2.25%, and the LIBOR rate for the Tranche F Term Loans is subject to a floor of 1.25%. The margin for the Tranche F Term Loans is 2.50%, in the case of base rate loans, and 3.50%, in the case of LIBOR rate loans; subject to a step-down of 0.25% (i) upon the consummation of an IPO and (ii) upon achievement of a total leverage ratio less than or equal to 5.00 to 1.00. We expect this offering to qualify as an IPO for the purposes of such step-down provision.

Borrowings under the Replacement Revolving Credit Facility bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the Administrative Agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1% or (b) a LIBOR rate determined by reference to the BBA LIBOR rate for the interest period relevant to such borrowing. The margin for the

Replacement Revolving Credit Facility is based on a total leverage based grid and is currently 2.50%, in the case of base rate loans, and 3.50%, in the case of LIBOR rate loans.

In addition to paying interest on outstanding principal under the Senior Secured Credit Facilities, we are required to pay a commitment fee to the lenders under the Replacement Revolving Credit Facility in respect of the unutilized commitments thereunder at the same rate provided for in our existing revolving credit facility. The initial commitment fee rate of our existing revolving credit facility is based on a total leverage based grid and is currently 0.50% per annum. We are also required to pay customary letter of credit fees.

Prepayments

The Senior Secured Credit Facilities, as amended, require us to prepay outstanding Term Loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% at a total leverage ratio of 4.50 to 5.49 and to 0% at a total leverage ratio below 4.50) of our annual excess cash flow;

•

if the borrower’s senior secured leverage ratio is greater than 3.25 to 1.00 and if no event of default has occurred and is continuing, 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by the borrower and its restricted subsidiaries (including insurance and condemnation proceeds, subject to de minimis thresholds), if we do not reinvest those net cash proceeds in assets to be used in our business or to make certain other permitted investments (a) within 15 months of the receipt of such net cash proceeds or (b) if we commit to reinvest such net cash proceeds within 15 months of the receipt thereof, within 180 days of the date of such commitment; and

•	100% of the net proceeds of any incurrence of debt by the borrower or any of its restricted subsidiaries, other than debt permitted to be incurred or issued under the Senior Secured Credit Facilities.

Notwithstanding any of the foregoing, each lender under the Term Loans has the right to reject its pro rata share of mandatory prepayments described above, in which case we may retain the amounts so rejected.

The foregoing mandatory prepayments will be applied to installments of the Term Loans at the direction of the Borrower, subject to certain limitations.

We may voluntarily repay outstanding loans at any time without premium or penalty, other than a prepayment premium on voluntary prepayment of Tranche E Term Loans, Tranche F Term Loans or Extended Initial Term Loans on or prior to April 17, 2013 as a result of an amendment or refinancing, the effect of which is to decrease the applicable interest rate, and customary “breakage” costs with respect to LIBOR loans.

Amortization

We are required to repay installments on the Term Loans in quarterly installments in aggregate annual amounts equal to 1.00% of their aggregate initial funded total principal amount, with the remaining amount payable on the applicable maturity date with respect to such Term Loans.

Guarantee

The obligations under the Senior Secured Credit Facilities are unconditionally and irrevocably guaranteed by each of Peak Finance Holdings LLC, any subsidiary of Peak Finance Holdings LLC that directly or indirectly owns 100% of the issued and outstanding equity interests of the Borrower, and, subject to certain exceptions, each of the Borrower’s existing and future material domestic wholly-owned subsidiaries (collectively, the “Guarantors”). In addition, subject to certain exceptions and qualifications, the Senior Secured Credit Facilities are collateralized by first priority or equivalent security interests in (i) all the capital stock of, or other equity interests in, each of our direct or indirect domestic subsidiaries and 65% of the capital stock of, or other equity interests in, each of material foreign subsidiaries that are direct or indirect subsidiaries of Peak Finance Holdings LLC and (ii) certain tangible and intangible assets of the Borrower and those of the Guarantors.

Certain Covenants and Events of Default

The Senior Secured Credit Facilities contain a number of significant affirmative and negative covenants and events of default. Such covenants, among other things, restrict, subject to certain exceptions, the ability of the borrower and its restricted subsidiaries to:

•	incur additional indebtedness, make guarantees and enter into hedging arrangements;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans and advances, including acquisitions; and

•	engage in certain transactions with affiliates.

The Senior Secured Credit Facilities also require the borrower and its restricted subsidiaries to maintain a net first lien leverage ratio not to exceed 5.25 to 1.00. Our Senior Secured Credit Facilities also contain certain customary affirmative covenants and events of default.

Indentures

General

On April 2, 2007, Pinnacle Foods Finance LLC and Pinnacle Foods Finance Corp. (collectively, the “Issuers”) co-issued $325.0 million of 9.25% Senior Notes (the “9.25% Senior Notes”) due 2015. On December 23, 2009, as part of the Birds Eye Acquisition, the Issuers issued an additional $300 million of the 9.25% Senior Notes. On August 17, 2010, the Issuers issued $400.0 million of 8.25% Senior Notes due 2017 (the “8.25% Senior Notes”, and, together with the 9.25% Senior Notes, the “Senior Notes”) and utilized the proceeds, together with the proceeds of the Tranche D Term Loans, to repay $842.3 million aggregate principal amount of outstanding tranche C term loans (the “Tranche C Term Loans”) under the Senior Secured Credit Facilities and to pay related fees, expenses and other transaction costs.

As of December 30, 2012, we had outstanding $465.0 million in the 9.25% Senior Notes and $400.0 million in the 8.25% Senior Notes.

Interest on the Senior Notes is payable semi-annually.

The Senior Notes

The Senior Notes are the Issuers’ senior unsecured obligations and

•	rank senior in right of payment to all existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the Senior Notes;

•	rank equally in right of payment to all existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the Senior Notes; and

•

are effectively subordinated in right of payment to all existing and future secured debt (including obligations under the Senior Secured Credit Facilities), to the extent of the value of the assets securing such debt, and are structurally subordinated to all obligations of each of the Issuers’ subsidiaries that is not a guarantor of the Senior Notes.

Covenants

The indentures governing the Senior Notes contain a number of significant covenants that, among other things, restrict our ability to dispose of certain assets, incur additional indebtedness, pay dividends, prepay subordinated indebtedness, incur liens, make capital expenditures, investments or acquisitions, engage in mergers or consolidations, engage in certain types of transactions with affiliates and otherwise restrict our activities.

These covenants are subject to a number of important limitations and exceptions. During any period in which the Senior Notes have investment grade ratings from both Moody’s Investors Service, Inc. and Standard & Poor’s and no default has occurred and is continuing under the indenture governing the Senior Notes, we will not be subject to many of the covenants.

Optional Redemption

The Issuers may redeem some or all of the 8.25% Senior Notes at any time prior to September 1, 2013 at a price equal to 100% of the principal amount of 8.25% Senior Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date. The “Applicable Premium” is defined as the greater of (1) 1.0% of the principal amount of such 8.25% Senior Notes and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of such 8.25% Senior Note at September 1, 2013, plus (ii) all required interest payments due on such 8.25% Senior Note through September 1 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (b) the principal amount of such 8.25% Senior Notes.

In addition, until September 1, 2013, the Issuers may redeem up to 35% of the aggregate principal amount of the 8.25% Senior Notes at a redemption price equal to 100% of the aggregate principal amount thereof, plus a premium equal to 8.25% plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, subject to the right of holders of the 8.25% Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by us from one or more equity offerings; provided that (i) at least 50% of the aggregate principal amount of the 8.25% Senior Notes originally issued under the indenture remains outstanding immediately after the occurrence of each such redemption and (ii) each such redemption occurs within 90 days of the date of closing of each such equity offering.

The Issuers may redeem the 9.25% Senior Notes and the 8.25% Senior Notes at the redemption prices listed below, if redeemed during the twelve-month period beginning on the dates indicated below:

9.25% Senior Notes
Year	Percentage
April 1, 2012	102.313%
April 1, 2013 and thereafter	100.000%

8.25% Senior Notes
Year	Percentage
September 1, 2013	106.188%
September 1, 2014	104.125%
September 1, 2015	102.063%
September 1, 2016 and thereafter	100.000%

Change of Control Offer

Upon the occurrence of a change of control, the Issuers of the Notes will be required to offer to repurchase some or all of the Senior Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Additional Interest (as defined in the indentures), if any, to the repurchase date.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”). Upon the consummation of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share and              shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus. Unless our Board of Directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

In connection with this offering, we will amend and restate our certificate of incorporation.

Holders of our common stock are entitled to one vote for each share held of record on all matters to which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our Board of Directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by The New York Stock Exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our Board of Directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our Board may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our Company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the Board of Directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our Board of Directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our Board of Directors may consider relevant.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of our Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of The New York Stock Exchange, which would apply if and so long as our common stock remains listed on The New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our Board of Directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our Board of Directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our Board of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our Board of Directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board of Directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our restated certificate of incorporation provides that Blackstone and its affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement with affiliates of Blackstone, any vacancies on our Board of Directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the Board of Directors that results from an increase in the number of directors and any vacancy occurring in the Board of Directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the Board of Directors or the chairman of the Board of Directors; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the Board of Directors or the chairman of the Board of Directors at the request of Blackstone and its affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board of Directors or a committee of the Board of Directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to Blackstone and its affiliates so long as the stockholders agreement with affiliates of Blackstone remains in effect. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our Company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the Board of Directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as Blackstone and its affiliates beneficially own, in the aggregate, at least 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy and entitled to vote on such amendment, alteration, rescission or repeal. At any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of the Company entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our bylaws;

•	the provisions providing for a classified Board of Directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our Board of Directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our Board of Directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our Board of Directors as well as for another party to obtain control of us by replacing our Board of Directors. Because our Board of Directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers, delaying, or preventing changes in control of our management or our Company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our Board of Directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director or officer of our Company to the Company or the Company’s stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, each of Blackstone or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Blackstone or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Listing

We have applied to list our common stock on The New York Stock Exchange under the symbol “PF.”

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has not been a public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.”

Upon the consummation of this offering, we will have              shares of common stock outstanding, or              shares, if the underwriters exercise in full their option to purchase additional shares. Of these shares, only              shares of common stock sold in this offering by us will be freely tradable without registration under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144). In connection with this offering, certain of our employees who hold equity awards issued by Peak Holdings LLC, our parent company, will receive shares of our common stock and restricted stock. Such shares and restricted stock generally will be subject to a 180-day transfer restriction. In addition, options to purchase an aggregate of approximately              shares of our common stock will be outstanding as of the closing of this offering. Of these options,          will have vested at or prior to the closing of this offering and          will vest over the next      years. The              shares of common stock held by Blackstone, certain of our directors and officers and other existing stockholders after this offering will be “restricted” securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act. In addition,              shares of common stock will be authorized and reserved for issuance in relation to potential future awards under the 2013 Omnibus Incentive Plan to be adopted in connection with this offering.

The restricted shares held by our affiliates will be available for sale in the public market as follows:

•	shares will be eligible for sale at various times after the date of this prospectus pursuant to Rule 144; and

•	shares subject to the lock-up agreements described below will be eligible for sale at various times beginning 180 days after the date of this prospectus pursuant to Rule 144.

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average reported weekly trading volume of our common stock on The New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting (Conflicts of Interest)” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-Up Agreements

In connection with this offering, we, our executive officers and directors and the holders of substantially all of our common stock prior to this offering have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of our common stock (including any shares of our common stock or restricted stock received in connection with the dissolution of Peak Holdings LLC) or securities convertible into or exchangeable for shares of common stock during the period ending 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

The 180-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on (and including) the issuance of the earnings release or the announcement of the material news or material event. See “Underwriting (Conflicts of Interest).”

Registration Rights

Pursuant to a Registration Rights Agreement, we have granted Blackstone the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by them and we have granted Blackstone and certain members of management piggyback registration rights providing them the right to have us include the shares of our common stock they own in any registration by the Company. Following completion of this offering, the shares covered by registration rights would represent approximately     % of our outstanding common stock (or     %, if the underwriters exercise in full their option to purchase additional shares). These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

For a description of rights some holders of common stock have to require us to register the shares of common stock they own, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

The following is a summary of certain material United States federal income tax consequences to a non-U.S. holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)).

A “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all aspects of United States federal income taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment or a fixed base) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to complete Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or a fixed base of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury (generally on IRS Form W-8BEN) that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Payment of the proceeds of a sale of our common stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalty of perjury (generally on IRS Form W-8BEN) that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of our common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, (1) a United States person, (2) a controlled foreign corporation, (3) a foreign person that derives 50% or more of its gross income for a certain period from the conduct of a trade or business in the United States, (4) a foreign partnership in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or (5) a foreign partnership engaged in a trade or business in the United States, then such payments will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under legislation enacted in 2010 and administrative guidance, a 30% United States federal withholding tax may apply to dividends paid after December 31, 2013, and the gross proceeds from a disposition of our common stock occurring after December 31, 2016, in each case paid to (i) a “foreign financial institution” (as specifically defined in the legislation), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. You should consult your own tax advisor regarding this legislation and whether it may be relevant to your ownership and disposition of our common stock.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of our common stock by employee benefit plans that are subject to Title I of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (“Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (each, a “Plan”).

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (each, an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in our common stock using a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Representation

Accordingly, by acceptance of the common stock, each buyer and subsequent transferee of the common stock will be deemed to have represented and warranted that either (A) no portion of the assets used by such buyer or transferee to acquire and hold the common stock constitutes assets of any Plan or (B) the purchase and holding of the common stock by such buyer or transferee will not constitute a non-exempt prohibited transaction under ERISA or the Code or a similar violation of any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the matters described herein.

UNDERWRITING (CONFLICTS OF INTEREST)

Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of each of the underwriters named below. In addition, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Morgan Stanley & Co. LLC and UBS Securities LLC are acting as joint bookrunning managers for this offering. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co
Morgan Stanley & Co. LLC
UBS Securities LLC
Blackstone Advisory Partners L.P.
BMO Capital Markets Corp.
C.L. King & Associates, Inc.
Janney Montgomery Scott LLC
Macquarie Capital (USA) Inc.
Piper Jaffray & Co.
Stephens Inc.
Stifel, Nicolaus & Company, Incorporated

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         and are payable by us. We have agreed to reimburse the underwriters for expenses relating to clearing of this offering with the Financial Regulatory Authority in an amount up to $        .

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and the holders of substantially all of our common stock prior to this offering, have agreed not to sell or transfer any common stock (including any shares of our common stock or restricted stock received in connection with the dissolution of Peak Holdings LLC) or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Barclays Capital Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or announce material news or a material event or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on (and including) the issuance of the earnings release or the announcement of the material news or material event.

New York Stock Exchange Listing

We have applied to list our common stock on The New York Stock Exchange under the symbol “PF.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our Company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The New York Stock Exchange in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Directed Share Program

At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers and certain employees. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Except for certain of our directors, executive officers and stockholders who have entered into lock-up agreements described above, participants in the directed share program who purchase more than $250,000 of shares shall be subject to a 25-day lock-up with respect to any shares sold to them pursuant to that program. This lock-up will have similar restrictions and an identical extension provision to the lock-up agreements described above. Any shares sold in the directed share program to our directors, executive officers or stockholders who have entered into lock-up agreements described above shall be subject to the provisions of such lock-up agreements.

Conflicts of Interest

Affiliates of Blackstone Advisory Partners L.P. own (through their investment in Peak Holdings LLC) in excess of 10% of our issued and outstanding common stock. Because Blackstone Advisory Partners L.P. is an underwriter and its affiliates own in excess of 10% of our issued and outstanding common stock, Blackstone Advisory Partners L.P. is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that has a conflict of interest and meet the requirements of paragraph (c)(12)(E) of Rule 5121. Blackstone Advisory Partners L.P. will not confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financial and brokerage activities. Some of the underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Specifically, affiliates of Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co., Morgan Stanley & Co. LLC, UBS Securities LLC and Macquarie Capital (USA) Inc. are acting as lenders and / or agents under our senior secured credit facilities. Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., and Macquarie Capital (USA) Inc., or certain of their affiliates, are holders of our 9.25% Senior Notes due 2015 and as a result will receive a portion of the proceeds of this offering. Blackstone Advisory Partners L.P., or certain of its affiliates, are lenders under our Tranche B Non-Extended Term Loans due 2014 and, as a result, will receive a portion of the proceeds from this offering. See “Use of Proceeds.” In addition, an affiliate of Blackstone Advisory Partners L.P. provided certain strategic and structuring advice and assistance to us pursuant to the Advisory Agreement. In connection with this offering, the parties intend to terminate the Advisory Agreement and in connection with such termination, an affiliate of Blackstone Advisory Partners L.P. will receive a termination fee of $15.1 million. Mr. Giordano, Mr. Melwani and Mr. Overly, who are members of our Board of Directors, are also employees of Blackstone, an affiliate of Blackstone Advisory Partners L.P.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares may be made to the public in that Relevant Member State other than:

A. to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B. to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives have been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives have been obtained to each such proposed offer or resale.

We, our representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with Blackstone.

EXPERTS

The consolidated financial statements included in this prospectus and the related financial statement schedule included elsewhere in the registration statement, and the effectiveness of Pinnacle Foods Inc.’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein. Such financial statements and financial statement schedule are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance that a copy of such contract, agreement or document has been filed as an exhibit to the registration statement, we refer you to the copy that we have filed as an exhibit.

We will file annual, quarterly and special reports and other information with the SEC. Pinnacle Foods Finance LLC’s filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our corporate web site under the heading “Investors,” at http://www.pinnaclefoods.com. The information we file with the SEC or contained on or accessible through our corporate web site or any other web site that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room.

We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Management’s Report on Internal Control over Financial Reporting

The management of Pinnacle Foods Inc. and subsidiaries (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 30, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of December 30, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

/s/ Robert J. Gamgort
Robert J. Gamgort Chief Executive Officer

/s/ Craig Steeneck
Craig Steeneck Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Pinnacle Foods Inc.

Parsippany, New Jersey

We have audited the accompanying consolidated balance sheets of Pinnacle Foods Inc. and subsidiaries (the “Company”) as of December 30, 2012 and December 25, 2011, and the related consolidated statements of operations, comprehensive earnings (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 30, 2012. Our audits also included the financial statement schedule listed in the Index at Item 16. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pinnacle Foods Inc. and subsidiaries as of December 30, 2012 and December 25, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 30, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

March 5, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Pinnacle Foods Inc.

Parsippany, New Jersey

We have audited the internal control over financial reporting of Pinnacle Foods Inc. and subsidiaries (the “Company”) as of December 30, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 30, 2012 of the Company and our report dated March 5, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

March 5, 2013

PINNACLE FOODS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands of dollars)

	Fiscal year
	December 30, 2012	December 25, 2011	December 26, 2010
	53 weeks	52 weeks	52 weeks
Net sales	$2,478,485	$2,469,562	$2,436,703
Cost of products sold	1,893,936	1,854,696	1,834,375

Gross profit	584,549	614,866	602,328
Operating expenses
Marketing and selling expenses	169,736	171,641	172,344
Administrative expenses	89,414	80,460	109,950
Research and development expenses	12,031	8,021	9,387
Goodwill impairment charge	—	122,900	—
Other expense (income), net	29,774	48,578	45,495

Total operating expenses	300,955	431,600	337,176

Earnings before interest and taxes	283,594	183,266	265,152
Interest expense	198,484	208,319	236,004
Interest income	110	242	288

Earnings (loss) before income taxes	85,220	(24,811)	29,436
Provision for income taxes	32,701	22,103	7,399

Net earnings (loss)	$52,519	$(46,914)	$22,037

Net earnings (loss) per share
Basic	$35.72	$(31.87)	$17.79

Diluted	$33.54	$(31.87)	$16.53

See accompanying Notes to Consolidated Financial Statements

PINNACLE FOODS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(thousands of dollars)

	Fiscal year
	December 30, 2012	December 25, 2011	December 26, 2010
	53 weeks	52 weeks	52 weeks
Net earnings (loss)	$52,519	$(46,914)	$22,037
Other comprehensive (loss) earnings
Swaps mark to market adjustments	2,533	21,738	(3,428)
Amortization of deferred mark-to-market adjustment on terminated swaps	445	2,119	3,296
Foreign currency translation	275	285	367
Loss on pension actuarial assumptions	(17,765)	(28,169)	(4,098)
Tax benefit (provision) on other comprehensive earnings	5,395	1,123	(2,078)

Total other comprehensive loss—net of tax	(9,117)	(2,904)	(5,941)

Total comprehensive earnings (loss)	$43,402	$(49,818)	$16,096

See accompanying Notes to Consolidated Financial Statements

PINNACLE FOODS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)

	December 30, 2012	December 25, 2011
Current assets:
Cash and cash equivalents	$92,281	$151,031
Accounts receivable, net of allowances of $5,149 and $5,440, respectively	143,884	159,981
Inventories	358,051	335,812
Other current assets	11,862	7,549
Deferred tax assets	99,199	71,109

Total current assets	705,277	725,482
Plant assets, net of accumulated depreciation of $244,694 and $205,281, respectively	493,666	501,283
Tradenames	1,603,992	1,604,512
Other assets, net	155,558	178,849
Goodwill	1,441,495	1,441,495

Total assets	$4,399,988	$4,451,621

Current liabilities:
Short-term borrowings	$2,139	$1,708
Current portion of long-term obligations	30,419	15,661
Accounts payable	137,326	152,869
Accrued trade marketing expense	44,571	35,125
Accrued liabilities	119,269	128,785

Total current liabilities	333,724	334,148
Long-term debt (includes $63,097 and $121,992 owed to related parties, respectively)	2,576,386	2,738,650
Pension and other postretirement benefits	100,918	93,406
Other long-term liabilities	28,705	22,099
Deferred tax liabilities	471,529	417,966

Total liabilities	3,511,262	3,606,269
Commitments and contingencies (Note 12)
Shareholders’ equity:
Pinnacle common stock: par value $.01 per share, 2,000,000 shares authorized, issued and outstanding 1,470,025 and 1,471,146, respectively	15	15
Additional paid-in-capital	697,309	697,337
Retained earnings	252,955	200,436
Accumulated other comprehensive loss	(61,553)	(52,436)

Total Shareholders’ equity	888,726	845,352

Total liabilities and shareholders’ equity	$4,399,988	$4,451,621

See accompanying Notes to Consolidated Financial Statements

PINNACLE FOODS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of dollars)

	Fiscal year
	December 30, 2012	December 25, 2011	December 26, 2010
	53 weeks	52 weeks	52 weeks
Cash flows from operating activities
Net earnings (loss)	$52,519	$(46,914)	$22,037
Non-cash charges (credits) to net earnings (loss)
Depreciation and amortization	98,123	88,476	78,049
Goodwill and intangible asset impairment charge	520	148,200	29,000
Plant asset impairment charge	—	1,286	—
Amortization of discount on term loan	994	1,205	2,157
Amortization of debt acquisition costs	8,585	11,062	13,541
Call premium on note redemptions	14,255	—	—
Refinancing costs and write off of debt issuance costs	17,482	—	17,281
Amortization of deferred mark-to-market adjustment on terminated swaps	444	2,119	3,295
Change in value of financial instruments	(1,185)	1,617	1,043
Equity-based compensation charge	850	1,151	4,727
Pension expense, net of contributions	(10,391)	(13,543)	(8,096)
Other long-term liabilities	2,799	113	(1,398)
Other long-term assets	—	169	447
Deferred income taxes	30,929	20,524	4,382
Changes in working capital
Accounts receivable	16,259	(10,952)	12,958
Inventories	(22,027)	(5,785)	60,578
Accrued trade marketing expense	9,383	(12,111)	(1,899)
Accounts payable	(16,333)	38,201	(548)
Accrued liabilities	(1,432)	(23,490)	14,424
Other current assets	1,079	2,884	5,000

Net cash provided by operating activities	202,853	204,212	256,978

Cash flows from investing activities
Capital expenditures	(78,279)	(117,306)	(81,272)
Proceeds from sale of plant assets	570	7,900	—

Net cash used in investing activities	(77,709)	(109,406)	(81,272)

Cash flows from financing activities
Proceeds from bond offerings	—	—	400,000
Proceeds from bank term loans	842,625	—	442,300
Repayments of long-term obligations	(632,025)	(57,547)	(946,558)
Repurchase of notes	(373,255)	—	—
Proceeds from short-term borrowings	4,294	3,070	3,409
Repayments of short-term borrowings	(3,863)	(2,954)	(3,049)
Borrowings under revolving credit facility	40,000	—	—
Repayments of revolving credit facility	(40,000)	—	—
Repayment of capital lease obligations	(3,511)	(2,543)	(2,658)
Equity contributions	—	558	626
Repurchases of equity	(878)	(1,624)	(1,282)
Collection of notes receivable from officers	—	—	565
Debt acquisition costs	(17,498)	(721)	(13,370)
Change in bank overdrafts	—	—	(14,304)
Other financing	—	2,730	—

Net cash used in financing activities	(184,111)	(59,031)	(134,321)

Effect of exchange rate changes on cash	217	(30)	27
Net change in cash and cash equivalents	(58,750)	35,745	41,412
Cash and cash equivalents—beginning of period	151,031	115,286	73,874

Cash and cash equivalents—end of period	$92,281	$151,031	$115,286

Supplemental disclosures of cash flow information:
Interest paid	$179,427	$196,339	$179,766
Interest received	110	241	271
Income taxes paid (refunded)	1,981	(1,954)	6,998
Non-cash investing and financing activities:
New capital leases	1,548	11,240	13,587

See accompanying Notes to Consolidated Financial Statements

PINNACLE FOODS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(thousands of dollars, except share amounts)

	Common Stock		Additional Paid In Capital	Notes Receivable from Officers	Retained earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Shares	Amount
Balance, December 27, 2009	898,684	$9	$693,187	$(565)	$225,313	$(43,591)	$874,353

Equity contributions
Share issuance	575,168	6	(6)				—
Shares purchased	1,126	—	626				626
Shares repurchased	(2,310)	—	(1,282)				(1,282)
Equity related compensation			4,727				4,727
Notes receivable from officers				565			565
Comprehensive earnings					22,037	(5,941)	16,096

Balance, December 26, 2010	1,472,668	$15	$697,252	$—	$247,350	$(49,532)	$895,085

Equity contributions
Shares purchased	812	—	558				558
Shares repurchased	(2,334)	—	(1,624)				(1,624)
Equity related compensation			1,151				1,151
Comprehensive earnings					(46,914)	(2,904)	(49,818)

Balance, December 25, 2011	1,471,146	$15	$697,337	$—	$200,436	$(52,436)	$845,352

Equity contributions
Shares repurchased	(1,121)	—	(878)				(878)
Equity related compensation			850	—			850
Comprehensive earnings					52,519	(9,117)	43,402

Balance, December 30, 2012	1,470,025	$15	$697,309	$—	$252,955	$(61,553)	$888,726

See accompanying Notes to Consolidated Financial Statements

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

1. Summary of Business Activities

Business Overview

Pinnacle Foods Inc. (hereafter referred to as “Pinnacle” or the “Company”), formerly known as Crunch Holding Corp., is a holding company whose sole asset is 100% ownership of Peak Finance Holdings LLC (“PFH”). PFH is a holding company whose sole asset is 100% ownership of Pinnacle Foods Finance LLC (“PFF”). In addition, a warrant agreement is in place, whereby Peak Holdings LLC, Pinnacle’s parent, can acquire an additional 94,000 shares (subject to adjustment) of Pinnacle. This warrant agreement will be terminated prior to completion of this offering.

PFF is a leading manufacturer, marketer and distributor of high quality, branded convenience food products, the products and operations of which are managed and reported in three operating segments: (i) Birds Eye Frozen, (ii) Duncan Hines Grocery and (iii) Specialty Foods. The Company’s United States retail frozen vegetables (Birds Eye), frozen complete bagged meals (Birds Eye Voila!), frozen seafood (Van de Kamp’s, Mrs. Paul’s), full-calorie single-serve frozen dinners and entrées (Hungry-Man), frozen breakfast (Aunt Jemima), frozen and refrigerated bagels (Lender’s), and frozen pizza for one (Celeste) are reported in the Birds Eye Frozen Division. The Company’s baking mixes and frostings (Duncan Hines), shelf-stable pickles (Vlasic), table syrups (Mrs. Butterworth’s and Log Cabin), canned meat (Armour, Nalley, Brooks), pie and pastry fillings (Comstock, Wilderness), barbecue sauces (Open Pit), salad dressing (Bernstein’s) and all Canadian operations are reported in the Duncan Hines Grocery Division. The Specialty Foods Division consists of snack products (Tim’s Cascade and Snyder of Berlin) and the Company’s food service and private label businesses.

History and Current Ownership

Since 2001, the Company and its predecessors have been involved in several business combinations to acquire certain assets and liabilities related to the brands discussed above.

On December 23, 2009, Pinnacle Foods Group LLC (“PFG LLC”), an entity wholly owned by PFF, purchased Birds Eye Foods, Inc. (the “Birds Eye Acquisition”).

2. Summary of Significant Accounting Policies

Consolidation. The Consolidated Financial Statements include the accounts of Pinnacle Foods Inc. and its wholly-owned subsidiaries. The results of companies acquired during the year are included in the Consolidated Financial Statements from the effective date of the acquisition. Intercompany transactions have been eliminated in consolidation.

During the third quarter of 2011, PFF entered into a transaction with U.S. Bancorp Community Development Corporation and Iowa Community Development LC in connection with our participation in the federal government’s New Markets Tax Credit Program. Under the terms of the transaction, PFF received proceeds of $2.7 million, which was used to expand the Ft. Madison, Iowa manufacturing facility. PFF must maintain its status as a qualified entity for a period of seven years from the closing date in order to earn the $2.7 million benefit received. The assets acquired with the proceeds of the transaction, as well as certain other assets of PFF are pledged to secure PFF’s continued qualification under the New Markets Tax Credit Program. The $2.7 million is recorded in Other long-term liabilities on the Consolidated Balance Sheet.

The transaction resulted in the creation of two new entities, ICD XIII LLC and Pinnacle Foods Investment Fund LLC. Pinnacle has no legal equity interest in these entities. However, since the primary purpose of this transaction is to facilitate benefits for PFF under the New Markets Tax Credit Program and PFF provides a guaranty of its status as a qualified entity, the consolidation analysis determined that PFF is the primary beneficiary and the two new entities should be, and are, consolidated in our Consolidated Financial Statements.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Foreign Currency Translation. Foreign-currency-denominated assets and liabilities are translated into U.S. dollars at exchange rates existing at the respective balance sheet dates. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of Accumulated other comprehensive loss within shareholder’s equity. The Company translates the results of operations of its foreign subsidiary at the average exchange rates during the respective periods. Gains and losses resulting from foreign currency transactions are included in Cost of products sold on the Consolidated Statements of Operations and were a $344 loss in the year ended December 30, 2012, $1,537 loss in the year ended December 25, 2011 and a $3,388 loss in the year ended December 26, 2010. These amounts include the mark to market and realized gains and losses on our foreign currency swaps as discussed in Note 11 to our Consolidated Financial Statements.

Fiscal Year. The Company’s fiscal year ends on the last Sunday in December resulting in a fifty-three-week fiscal year for 2012 and fifty-two-week fiscal years for 2011 and 2010.

Cash and Cash Equivalents. The Company considers investments in all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents. Cash equivalents are measured at fair value and are Level 1 assets.

Inventories. Substantially all inventories are valued at the lower of average cost or net realizable value. The type of costs included in inventory are ingredients, containers, packaging, other raw materials, direct manufacturing labor and fully absorbed manufacturing overheads. When necessary, the Company provides allowances to adjust the carrying value of its inventories to the lower of cost or net realizable value, including any costs to sell or dispose and consideration for obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value.

Plant Assets. Plant assets are stated at historical cost, and depreciation is computed using the straight-line method over the lives of the assets. Buildings and machinery and equipment are depreciated over periods not exceeding 45 years and 15 years, respectively. The weighted average estimated remaining useful lives are approximately 12 years for buildings and 6 years for machinery and equipment. When assets are retired, sold, or otherwise disposed of, their gross carrying value and related accumulated depreciation are removed from the accounts and included in determining gain or loss on such disposals. Costs of assets acquired in a business combination are based on the estimated fair value at the date of acquisition.

Goodwill and Indefinite-lived Intangible Assets. The Company evaluates the carrying amount of goodwill and indefinite-lived tradenames for impairment on at least an annual basis and when events occur or circumstances change that an impairment might exist. The Company performs goodwill impairment testing for each business which constitutes a component of the Company’s operating segments, known as reporting units. The Company performs quantitative testing by calculating the fair value of each reporting unit. The Company compares the fair value of these reporting units with their carrying values inclusive of goodwill. If the carrying amount of the reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount and any shortfall is charged to earnings. In estimating the implied fair value of the goodwill, the Company estimates the fair value of the reporting unit’s tangible and intangible assets (other than goodwill). In estimating the fair value of our reporting units, the Company primarily uses the income approach, which utilizes forecasted discounted cash flows to estimate the fair value for each reporting unit. The income approach utilizes management’s business plans and projections as the basis for expected future cash flows for five years plus a terminal year. It requires significant assumptions including projected sales growth rates and operating margins and the weighted average cost of capital. In the most recent impairment tests, the Company forecasted cash flows for five years plus a terminal year and assumed a weighted average cost of capital of 8.5%. These projections assume sales growth rates for the next five years and the terminal year that generally average between 1.0% and 3.0% and operating margins which increase moderately from historical

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

levels over time as a result of planned capital improvements in our plants and manufacturing efficiency projects. These assumptions are determined based upon management’s expectations for each of the individual reporting units.

For indefinite-lived tradename intangible assets, the Company determines recoverability by comparing the carrying value to its fair value estimated based on discounted cash flows attributable to the tradename and charges the shortfall, if any, to earnings. In estimating the fair value of trade names, the Company primarily uses the relief from royalty method. The relief from royalty method involves discounted cash flow techniques, which require management to make significant assumptions regarding the weighted average cost of capital, and sales growth trends.

Assumptions underlying fair value estimates referred to above are subject to risks and uncertainties. These measurements would be considered level 3 under the fair value hierarchy as described in Note 3 to the Consolidated Financial Statements. For more information on goodwill and indefinite-lived intangible assets, please refer to Note 7 to the Consolidated Financial Statements.

Valuation of Long-Lived Assets. The carrying value of long-lived assets held and used, other than goodwill and indefinite-lived intangibles, is evaluated at the asset group level when events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset group is considered impaired when the total projected undiscounted cash flows from such asset group are less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset group. Fair market value is determined primarily using the projected cash flows from the asset group discounted at a rate commensurate with the risk involved. Losses on long-lived asset groups held for sale, other than goodwill, are determined in a similar manner, except that fair market values are reduced for disposal costs.

Revenue Recognition and Trade Marketing. Revenue from product sales is recognized upon shipment to the customers as terms are free on board (FOB) shipping point, at which point title and risk of loss is transferred and the selling price is fixed or determinable. This completes the revenue-earning process specifically that an arrangement exists, delivery has occurred, ownership has transferred, the price is fixed and collectability is reasonably assured. A provision for payment discounts and product return allowances, which is estimated based upon the Company’s historical performance, management’s experience and current economic trends, is recorded as a reduction of sales in the same period that the revenue is recognized.

Trade promotions, consisting primarily of customer pricing allowances and merchandising funds, and consumer coupons are offered through various programs to customers and consumers. Sales are recorded net of estimated trade promotion spending, which is recognized as incurred at the time of sale. Certain retailers require the payment of slotting fees in order to obtain space for the Company’s products on the retailer’s store shelves. The fees are recognized as reductions of revenue on the date a liability to the retailer is created. These amounts are included in the determination of net sales. Accruals for expected payouts under these programs are included as accrued trade marketing expense in the Consolidated Balance Sheet. Coupon redemption costs are also recognized as reductions of net sales when the coupons are issued. Estimates of trade promotion expense and coupon redemption costs are based upon programs offered, timing of those offers, estimated redemption/usage rates from historical performance, management’s experience and current economic trends.

Trade marketing expense is comprised of amounts paid to retailers for programs designed to promote our products. These costs include standard introductory allowances for new products (slotting fees). They also include the cost of in-store product displays, feature pricing in retailers’ advertisements and other temporary price reductions. These programs are offered to our customers both in fixed and variable (rate per case) amounts.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

The ultimate cost of these programs depends on retailer performance and is the subject of significant management estimates. The Company records as expense the estimated ultimate cost of the program in the period during which the program occurs. In accordance with the authoritative guidance for revenue recognition, these trade marketing expenses are classified in the Consolidated Statements of Operations as a reduction of net sales. Also, in accordance with the guidance, coupon redemption costs are also recognized as reductions of net sales when issued.

Advertising. Advertising costs include the cost of working media (advertising on television, radio or in print), the cost of producing advertising, and the cost of coupon insertion and distribution. Working media and coupon insertion and distribution costs are expensed in the period the advertising is run or the coupons are distributed. The cost of producing advertising is expensed as of the first date the advertisement takes place. Advertising included in the Company’s marketing and selling expenses were $37,260 for fiscal year ended December 30, 2012, $50,106 for fiscal year ended December 25, 2011 and $40,725 for fiscal year ended December 26, 2010.

Shipping and Handling Costs. In accordance with the authoritative guidance for revenue recognition, costs related to shipping and handling of products shipped to customers are classified as Cost of products sold.

Stock Based Compensation. Grant-date fair value of stock options is estimated using the Black-Scholes option-pricing model. Compensation expense is reduced based on estimated forfeitures with adjustments to actual expense recorded at the time of vesting. Forfeitures are estimated based on historical experience. The majority of our equity options have a five-year vesting period. For those options that have a performance condition, compensation expense is based upon the number of shares expected to vest after assessing the probability that the performance criteria will be met. We recognize compensation cost for awards over the vesting period, adjusted for any changes in our probability assessment.

Insurance reserves. The Company is self-insured under its worker’s compensation insurance policy. The Company utilizes a stop loss policy issued by an insurance company to fund claims in excess of $250. The Company estimates the outstanding retained-insurance liabilities by projecting incurred losses to their ultimate liability and subtracting amounts paid-to-date to obtain the remaining liabilities. The Company bases actuarial estimates of ultimate liability on actual incurred losses, estimates of incurred but not yet reported losses and the projected costs to resolve these losses.

Income Taxes. Income taxes are accounted for in accordance with the authoritative guidance for accounting for income taxes under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company continually reviews its deferred tax assets for recovery. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company’s tax provision in the period of change.

Financial Instruments. The Company uses financial instruments to manage its exposure to movements in interest rates, certain commodity prices and foreign currencies. The use of these financial instruments modifies the exposure of these risks with the intent to reduce the risk or cost to the Company. The Company does not use derivatives for trading purposes and is not a party to leveraged derivatives. The authoritative guidance for derivative and hedge accounting requires that all derivatives be recognized as either assets or liabilities at fair value. Changes in the fair value of derivatives not designated as hedging instruments are recognized in earnings. The cash flows associated with the financial instruments are included in the cash flow from operating activities.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Deferred financing costs. Deferred financing costs are amortized over the life of the related debt using the effective interest rate method. If debt is prepaid or retired early, the related unamortized deferred financing costs are written off in the period the debt is retired.

Capitalized Internal Use Software Costs. The Company capitalizes the cost of internal-use software that has a useful life in excess of one year. These costs consist of payments made to third parties and the salaries of employees working on such software development. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Capitalized internal use software costs are amortized using the straight-line method over their estimated useful lives, generally 2  1/2 to 3 years. The Company amortized $4,723 for fiscal year ended December 30, 2012, $4,221 for fiscal year ended December 25, 2011 and $5,030 for fiscal year ended December 26, 2010. Additionally, as of December 30, 2012 and December 25, 2011, the net book value of capitalized internal use software totaled $11,276 and $9,503, respectively and is included in Plant assets, net on the Consolidated Balance Sheets.

Accumulated other comprehensive loss. Accumulated other comprehensive loss includes loss on financial instruments, foreign currency translation adjustments, net gains or (losses) on pension actuarial assumptions and the related tax provisions or benefits that are currently presented as a component of shareholder’s equity. The components of Accumulated other comprehensive loss at year end were as follows:

	December 30, 2012	December 25, 2011
Swaps mark to market adjustments	(2,878)	(5,856)
Foreign currency translation	(369)	(644)
Loss on pension actuarial assumptions	(69,374)	(51,608)
Tax benefit	11,068	5,672

Accumulated other comprehensive loss	(61,553)	(52,436)

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update No. 2013-02, “Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” (“ASU 2013-02”). This new guidance requires that we present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. This guidance only impacts disclosures within our consolidated financial statements and notes to the consolidated financial statements and does not result in a change to the accounting treatment of Accumulated Other Comprehensive Income. We will be required to adopt this guidance beginning with our March 31, 2013 interim reporting on Form 10-Q.

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment,” (“ASU 2012-02”). In accordance with the amendments in ASU 2012-02, an entity has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

amount. If the entity determines that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than the carrying value, the entity will be required to perform the quantitative test. The amendments in ASU 2012-02 are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. However, early adoption is permitted. We are in the process of evaluating this guidance; however, do not expect it will have a material effect on the consolidated financial statements upon adoption.

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income,” (“ASU 2011-05”). ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in equity. ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance became effective in the first quarter of 2012. Upon adoption of this guidance we have decided to present comprehensive income in a separate but consecutive statement. See the Consolidated Statements of Comprehensive Earnings as part of our financial statements for the new presentation.

3. Fair Value Measurements

The authoritative guidance for financial assets and liabilities discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the Company’s assumptions.

The Company’s financial assets and liabilities subject to recurring fair value measurements and the required disclosures are as follows:

	Fair Value as of December 30,	Fair Value Measurements Using Fair Value Hierarchy			Fair Value as of December 25,	Fair Value Measurements Using Fair Value Hierarchy
	2012	Level 1	Level 2	Level 3	2011	Level 1	Level 2	Level 3
Assets
Interest rate derivatives	$—	$—	$—	$—	$1,335	$—	$1,335	$—
Foreign currency derivatives	638	—	638	—	931	—	931	—
Commodity derivatives	525	—	525	—	142	—	142	—

Total assets at fair value	$1,163	$—	$1,163	$—	$2,408	$—	$2,408	$—

Liabilities
Interest rate derivatives	$3,807	$—	$3,807	$—	$7,836	$—	$7,836	$—
Commodity derivatives	682	—	682	—	1,615	—	1,615	—

Total liabilities at fair value	$4,489	$—	$4,489	$—	$9,451	$—	$9,451	$—

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

The Company manages economic risks, including interest rate, liquidity and credit risk, primarily by managing the amount, sources and duration of its debt funding and the use of derivative financial instruments. The primary risks managed by using derivative instruments are interest rate risk, foreign currency exchange risk and commodity price risk.

The valuations of these instruments are determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate, commodity, and foreign exchange forward curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments). The variable cash receipts (or payments) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. To comply with the provisions of the authoritative guidance for fair value disclosure, the Company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the respective counterparty’s non-performance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of non-performance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. The Company had no fair value measurements associated with financial assets and liabilities based upon significant unobservable inputs (Level 3) as of December 30, 2012 or December 25, 2011.

In addition to the instruments named above, the Company also makes fair value measurements in connection with its annual goodwill and trade name impairment testing. These measurements would fall into Level 3 of the fair value hierarchy.

In December 2011, the Company adopted the provisions of the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements,” (“ASU 2011-04”). For purposes of calculating fair value of financial instruments, we manage the portfolio of financial assets and financial liabilities on the basis of the Company’s net exposure to credit risk. The Company has elected to apply the portfolio exception in ASU 2011-04 with respect to measuring counterparty credit risk for all of its derivative transactions subject to master netting arrangements on a net basis by counterparty portfolio.

4. Shareholder’s Equity, and Equity-Based Compensation Expense and Earnings Per Share

Shareholder’s Equity

In connection with the capital contributions at the time of the Birds Eye Acquisition on December 23, 2009, certain members of the Board of Directors and management purchased ownership units of Peak Holdings. To fund these purchases, certain members of management signed 30 day notes receivable at a market interest rate. The total of the notes receivable were $565 and were fully paid in January 2010.

Equity-based Compensation

The Company has two long-term incentive programs: The 2007 Stock Incentive Plan and the 2007 Unit Plan. Equity-based compensation expense recognized during the period is based on the value of the portion of equity-based payment awards that is ultimately expected to vest during the period. As equity-based compensation expense recognized in the Consolidated Statements of Operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. The authoritative guidance for equity compensation requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

The Company currently uses the Black-Scholes option-pricing model as its method of valuation for equity-based awards. Since the underlying equity is not publicly traded, the determination of fair value of equity-based payment awards on the date of grant using an option-pricing model is based upon estimates of enterprise value as well as assumptions regarding a number of highly complex and subjective variables. The estimated enterprise value is based upon forecasted cash flows for five years plus a terminal year and an assumed discount rate. The other variables used to determine fair value of equity-based payment awards include, but are not limited to, the expected stock price volatility of a group of industry comparable companies over the term of the awards, and actual and projected employee equity option exercise behaviors.

The fair value of the options granted during the fiscal year ended December 30, 2012 was estimated on the date of the grant using the Black-Scholes model with the following weighted average assumptions:

	Fiscal year ended
	December 30, 2012	December 25, 2011	December 26, 2010
Risk-free interest rate	0.34%	0.64%	1.52%
Expected time to option exercise	3.50 years	1.93 years	2.93 years
Expected volatility of Pinnacle Foods Inc. stock	40%	55%	70%
Expected dividend yield on Pinnacle Foods Inc. stock	2% – 4%	0%	0%

Volatility was based on the average volatility of a group of publicly traded food companies. The Company estimates the annual forfeiture rates to be 7.6% for the 2007 Stock Incentive Plan and 6.4% for the 2007 Unit Plan.

The expected dividend yield for fiscal 2012 was based on the fact that the annual dividend yields in the food industry typically range between 2% and 4%, and that following the IPO, PF plans on paying a dividend in line with that range.

Expense Information

The following table summarizes equity-based compensation expense related to employee equity options and employee equity units under the authoritative guidance for equity compensation which was allocated as follows:

	Fiscal year ended
	December 30, 2012	December 25, 2011	December 26, 2010
Cost of products sold	$113	$152	$394
Marketing and selling expenses	342	463	1,936
Administrative expenses	370	502	2,184
Research and development expenses	25	34	213

Pre-Tax Equity-Based Compensation Expense	850	1,151	4,727
Income Tax Benefit	30	33	141

Net Equity-Based Compensation Expense	$820	$1,118	$4,586

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

As of December 30, 2012, cumulative unrecognized equity compensation expense of the unvested portion of shares and units for the Company’s two long-term incentive programs was $9,108. The weighted average period over which vesting will occur is approximately 7.0 years for the 2007 Stock Incentive Plan and 7.1 years for the 2007 Unit Plan. The Company did not meet the Management EBITDA target in 2012 or in 2011 for awards issued in 2011 and prior and, as a result, the Performance Options and units did not vest. For grants made in 2012, the Company did meet the Management EBITDA target. The Company met the 2010 and 2009 Management EBITDA targets and as a result all previously issued Performance Options and units vested during 2010, thus resulting in an additional $1.7 million in equity-based compensation expense for the year. Options and units under the plans have a termination date of 10 years from the date of issuance.

2007 Stock Incentive Plan

Pinnacle Foods Inc., adopted an equity option plan (the “2007 Stock Incentive Plan”) providing for the issuance of up to 20,000 shares of Pinnacle Foods Inc.’s common stock. Pursuant to the option plan, certain officers, employees, managers, directors and other persons are eligible to receive grants of nonqualified stock options, as permitted by applicable law. For options granted from 2007 to 2009, generally 25% of the options will vest ratably over five years (“Time-Vested Options”), subject to full acceleration upon a change of control. Fifty percent of the options vest ratably over five years if annual or cumulative Management EBITDA targets, as defined, are met (“Performance Options”). The final 25% of the options vest either on a change of control or liquidity event (defined as when Blackstone sells more than 50% of its holdings), if a 12% annual internal rate of return is attained by Blackstone (“Exit Options”). In addition, the plan was also revised to provide that if the EBITDA target is achieved in any two consecutive fiscal years (excluding 2007 and 2008) during the employee’s continued employment, then that year’s and all prior years’ Performance Options will vest and become exercisable, and if the Exit Options vest and become exercisable during the employee’s continued employment, then all the Performance Options will also vest and become exercisable. Subsequent to 2009, the Company awarded options in the form of Time Vested Options (25%) and Performance Options (75%) to certain employees. The options have the same vesting provisions as stated above, including the provisions that if there is a change of control or liquidity event and if a 12% annual internal rate of return is attained by Blackstone, then all the Performance Options will also vest and become exercisable. Prior to March 1, 2013, this annual internal rate of return target was 20% but the Compensation Committee of the Board of Directors reduced the target for vesting purposes on that date from 20% to 12% to reflect changes in the food industry environment since the plan was adopted.

The following table summarizes the equity option transactions under the 2007 Stock Incentive Plan:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value at Grant Date	Weighted Average Remaining Life	Aggregate Intrinsic Value (000’s)
Outstanding, December 25, 2011	8,397	$512.52	$219.63	6.96	939
Granted	764	938.00	225.00
Exercised	(201)	476.17	220.58
Forfeitures	(1,059)	542.30	191.62

Outstanding, December 30, 2012	7,901	$551.84	$219.42	6.22	1,642

Exercisable, December 30, 2012	3,381	$497.44	$223.30	5.19	$3,407

2007 Unit Plan

Peak Holdings, the parent of Pinnacle Foods Inc., adopted an equity plan (the “2007 Unit Plan”) providing for the issuance of profit interest units (PIUs) in Peak Holdings. Certain employees have been given the

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

opportunity to invest in Peak Holdings through the purchase of Peak Holding’s Class A-2 Units. In addition, from 2007 to 2009, each manager who so invested was awarded profit interests in Peak Holdings in the form of Class B-1, Class B-2 and Class B-3 Units. Generally 25% of the PIUs will vest ratably over five years (“Class B-1 Units”), subject to full acceleration upon a change of control. Fifty percent of the PIUs vest ratably over five years depending on whether annual or cumulative EBITDA targets are met (“Class B-2 Units”). The plan also provides that, if the Adjusted EBITDA target is achieved in any two consecutive fiscal years during the employee’s continued employment, then that year’s and all prior years’ Class B-2 Units will vest, and if there is a change of control or liquidity event (defined as when Blackstone sells more than 50% of its holdings) and a certain annual internal rate of return is attained by Blackstone, then all the Class B-2 units will also vest, and if the Class B-3 Units vest during the employee’s continued employment (as described below), then all the Class B-2 Units will also vest. The final 25% of the PIUs granted vest either on a change of control or liquidity event, if a 12% annual internal rate of return is attained by Blackstone (“Class B-3 Units”). Subsequent to 2009, the Company awarded PIUs to certain employees in the form of Class B-1 Units (25%) and Class B-2 Units (75%). The Class B-1 Units and Class B-2 Units have the same vesting provisions as stated above, including the provisions that if there is a change of control or liquidity event and if a 12% annual internal rate of return is attained by Blackstone, then all the Class B-2 units will also vest and become exercisable. Prior to March 1, 2013, this annual internal rate of return target was 20% but the Compensation Committee of the Board of Directors reduced the target for vesting purposes on that date from 20% to 12% to reflect changes in the food industry environment since the plan was adopted.

The PIUs align the interest of management and the members by providing certain members of management an interest in the overall return earned by Blackstone upon the exit of their investment. The intrinsic value of the PIU’s is based upon the enterprise value of the Company. The following table summarizes the activities under the 2007 Unit Plan:

	Number of Units	Weighted Average Fair Value at Grant Date	Weighted Average Remaining Life	Aggregate Intrinsic Value (000’s)
Outstanding, December 25, 2011	10,738	$2,227.82	6.91	10,607
Granted	1,131	131.00
Exercised	(184)	2,334.81
Forfeitures	(632)	2,430.18

Outstanding, December 30, 2012	11,053	$1,999.93	6.23	19,276

Vested, December 30, 2012	4,489	$2,198.68	4.95	$41,485

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Earnings Per Share

Basic earnings (loss) per common share is computed by dividing net earnings or loss for common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share are calculated by dividing net earnings by weighted-average common shares outstanding during the period plus dilutive potential common shares, which are determined as follows:

	2012	2011	2010
Weighted-average common shares	1,470,387	1,471,929	1,238,768
Effect of dilutive securities:
Warrants	94,000	—	94,000
Options to purchase common stock	1,284	—	185

Dilutive potential common shares	1,565,671	1,471,929	1,332,953

Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants and options are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities. Basic loss per share excludes potentially dilutive securities.

In 2011, 94,000 warrants and 540 options to purchase common stock were not included in the computation of diluted net earnings per share as their effect would have been antidilutive.

5. Other Expense (Income), net

	Fiscal year
	December 30, 2012	December 25, 2011	December 26, 2010
Other expense (income), net consists of:
Amortization of intangibles/other assets	$15,828	$16,175	$17,170
Tradename impairment charges	520	25,300	29,000
Redemption premium on the early extinguishment of debt	14,255	—	—
Lehman Brothers Specialty Financing settlement	—	8,500	—
Gain on sale of the Watsonville, CA facility	—	(391)	—
Royalty income and other	(829)	(1,006)	(675)

Total other expense (income), net	$29,774	$48,578	$45,495

Tradename impairment charges. In fiscal 2012, the Company recorded a tradename impairments of $0.5 million on Bernstein’s. In fiscal 2011, the Company recorded tradename impairments of $23.7 million on Aunt Jemima breakfast, $1.2 million on Lender’s and $0.4 million on Bernstein’s. In fiscal 2010, the Company recorded an impairment of $29.0 million on the Hungry-Man tradename.

Redemption premium on the early extinguishment of debt. On April 19, 2012, as part of a debt refinancing (the “April 2012 Refinancing”) the Company redeemed all $199.0 million of its outstanding 10.625% Senior Subordinated Notes at a redemption price of 105.313% of the aggregate principal amount. In addition, on June 5,

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

2012, the Company repurchased and retired $10.0 million of 9.25% Senior Notes at a price of 102.125% of the aggregate principal amount. On September 20, 2012, as part of a debt refinancing (the “September 2012 Refinancing”) the Company redeemed $150.0 million of its outstanding 9.25% Senior Subordinated Notes at a redemption price of 102.313% of the aggregate principal amount. For more information on debt refinancing see Note 9 to the Consolidated Financial Statements for Debt and Interest Expense.

Lehman Brothers Specialty Financing settlement. On June 4, 2010, Lehman Brothers Special Financing (LBSF) initiated a claim against the Company in LBSF’s bankruptcy proceeding for an additional payment from the Company of $19.7 million, related to certain derivatives contracts which the Company had earlier terminated due to LBSF’s default as a result of its bankruptcy filing in 2008. On May 31, 2011, the Company and LBSF agreed to a settlement of LBSF’s June 4, 2010 claim. Under the terms of the settlement, the Company made payment of $8.5 million during the third quarter of 2011 in return for LBSF’s full release of its claim.

Sale of the Watsonville, CA facility. On June 24, 2011, the Company completed the sale of its Watsonville, CA facility which had been recorded as an asset held for sale. The proceeds of the sale were $7.9 million and resulted in a $0.4 million gain recorded in Other Expense (Income), net in the fiscal year ended December 25, 2011.

6. Balance Sheet Information

Accounts Receivable. Customer accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for cash discounts, returns and bad debts is the Company’s best estimate of the amount of uncollectible amounts in its existing accounts receivable. The Company determines the allowance based on historical discounts taken and write-off experience. The Company reviews its allowance for doubtful accounts quarterly. Account balances are charged off against the allowance when the Company concludes it is probable the receivable will not be recovered. The Company does not have any off-balance sheet credit exposure related to its customers. Accounts receivable are as follows:

	December 30, 2012	December 25, 2011
Customers	$137,950	$154,949
Allowances for cash discounts, bad debts and returns	(5,149)	(5,440)

Subtotal	132,801	149,509
Other receivables	11,083	10,472

Total	$143,884	$159,981

Following are the changes in the allowance for cash discounts, bad debts, and returns:

	Beginning Balance	Revenue Reductions	Deductions	Ending Balance
Fiscal 2012	$5,440	$90,598	$(90,889)	$5,149
Fiscal 2011	5,214	86,158	(85,932)	5,440
Fiscal 2010	3,826	84,618	(83,230)	5,214

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Inventories. Inventories are as follows:

	December 30, 2012	December 25, 2011
Raw materials, containers and supplies	$50,919	$66,247
Finished product	307,132	269,565

Total	$358,051	$335,812

The Company has various purchase commitments for raw materials, containers, supplies and certain finished products incident to the ordinary course of business. Such commitments are not at prices in excess of current market.

Other Current Assets. Other Current Assets are as follows:

	December 30, 2012	December 25, 2011
Prepaid expenses	$5,954	$6,540
Prepaid income taxes	578	1,009
Assets held for sale	5,330	—

Total	$11,862	$7,549

Assets held for sale include our closed plants in Tacoma, Washington, Fulton, New York and Millsboro, Delaware.

Plant Assets. Plant assets are as follows:

	December 30, 2012	December 25, 2011
Land	$14,061	$18,001
Buildings	178,300	163,397
Machinery and equipment	513,339	474,556
Projects in progress	32,660	50,610

Subtotal	738,360	706,564
Accumulated depreciation	(244,694)	(205,281)

Total	$493,666	$501,283

Depreciation was $82,295, $72,299 and $60,879 during the fiscal years ended December 30, 2012, December 25, 2011 and December 26, 2010, respectively. As of December 30, 2012 and December 25, 2011, Plant Assets included assets under capital lease with a book value of $22,030 and $17,614 (net of accumulated depreciation of $8,246 and $5,257), respectively.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Accrued Liabilities. Accrued liabilities are as follows:

	December 30, 2012	December 25, 2011
Employee compensation and benefits	$53,373	$50,891
Interest payable	28,116	36,840
Consumer coupons	3,346	3,170
Accrued restructuring charges (see note 8)	10,480	4,076
Accrued financial instrument contracts (see note 11)	682	9,451
Other	23,272	24,357

Total	$119,269	$128,785

Other Long-Term Liabilities. Other long-term liabilities are as follows:

	December 30, 2012	December 25, 2011
Employee compensation and benefits	$9,340	$9,589
Long-term rent liability and deferred rent allowances	10,217	6,594
Liability for uncertain tax positions	1,614	1,788
Accrued financial instrument contracts (see note 11)	3,807	—
Other	3,727	4,128

Total	$28,705	$22,099

7. Goodwill, Tradenames and Other Assets

Goodwill

Goodwill by segment is as follows:

	Birds Eye Frozen	Duncan Hines Grocery	Specialty Foods	Total
Balance, December 26, 2010	$578,769	$740,465	$245,161	$1,564,395
Impairments	(51,700)	—	(71,200)	(122,900)

Balance, December 25, 2011	$527,069	$740,465	$173,961	$1,441,495

Balance, December 30, 2012	$527,069	$740,465	$173,961	$1,441,495

The authoritative guidance for business combinations requires that all business combinations be accounted for at fair value under the acquisition method of accounting. The authoritative guidance for goodwill provides that goodwill will not be amortized, but will be tested for impairment on an annual basis or more often when events indicate. The Company completed its annual testing as of December 30, 2012, resulting in no impairment. As a result of the testing in 2011, the Company recognized goodwill impairments of $122.9 million in our Frozen Breakfast, Private label, and Foodservice reporting units. The impairment of $51.7 million in our Frozen Breakfast reporting unit was driven by our strategic decision, during our annual planning cycle which occurs during the fourth quarter each year, to discontinue substantial portions of our low margin products on a prospective basis, and the aggressive re-entry of a key competitor into the market. This impairment is reported in

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

the Birds Eye Frozen segment. The impairments of $49.7 million and $21.5 million in our Private Label and Foodservice reporting units, respectively, were driven by the loss of a large customer account during the fourth quarter of 2011, compressed operating margins resulting from higher ingredient costs, as well as our strategic decision to discontinue various lower margin products during our annual planning cycle which occurs during the fourth quarter each year. These charges are reported in the Specialty Foods Segment. All goodwill impairments are recorded in the Goodwill impairment charge line in the Consolidated Statements of Operations.

Tradenames

Tradenames by segment are as follows:

	Birds Eye Frozen	Duncan Hines Grocery	Specialty Foods	Total
Balance, December 26, 2010	$821,580	$772,232	$36,000	$1,629,812
Impairments	(24,900)	(400)	—	(25,300)

Balance, December 25, 2011	$796,680	$771,832	$36,000	$1,604,512

Impairments	—	(520)	—	(520)

Balance, December 30, 2012	$796,680	$771,312	$36,000	$1,603,992

The authoritative guidance for indefinite-lived assets provides that indefinite-lived assets will not be amortized, but will be tested for impairment on an annual basis or more often when events indicate. As a result of its annual testing of indefinite-lived assets as of December 30, 2012, the Company recorded impairment charges totaling $0.5 million for its Bernstein’s tradename which is reported in the Duncan Hines Grocery segment In December 2011, the Company recorded an impairment charge of $23.7 million for its Aunt Jemima breakfast tradename and $1.2 million of its Lender’s tradename all of which is reported in the Birds Eye Frozen segment. In December 2011, the Company also recorded an impairment charge of $0.4 million for its Bernstein’s tradename which is reported in the Duncan Hines Grocery segment. All impairment charges were the result of the Company’s reassessment of the longterm sales projections for its branded products during our annual planning cycle which occurs during the fourth quarter each year. These costs were recorded in Other expense (income), net on the Consolidated Statements of Operations.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Other Assets

	December 30, 2012
	Weighted Avg Life	Gross Carrying Amount	Accumulated Amortization	Net
Amortizable intangibles
Recipes	10	$52,810	$(30,365)	$22,445
Customer relationships—Distributors	36	125,746	(28,791)	96,955
Customer relationships—Foodservice	7	36,143	(31,882)	4,261
Customer relationships—Private Label	7	9,214	(8,533)	681
License	7	4,875	(2,250)	2,625

Total amortizable intangibles		$228,788	$(101,821)	$126,967
Deferred financing costs		59,486	(35,306)	24,180
Other (1)		4,411	—	4,411

Total other assets, net				$155,558

	Amortizable intangibles by segment
	Birds Eye Frozen			$69,581
	Duncan Hines Grocery			48,806
	Specialty Foods			8,580

				$126,967

	December 25, 2011
	Weighted Avg Life	Gross Carrying Amount	Accumulated Amortization	Net
Amortizable intangibles
Recipes	10	$52,810	$(25,084)	$27,726
Customer relationships—Distributors	36	125,746	(22,947)	102,799
Customer relationships—Foodservice	7	36,143	(28,472)	7,671
Customer relationships—Private Label	7	9,214	(7,989)	1,225
License	7	4,875	(1,500)	3,375

Total amortizable intangibles		$228,788	$(85,992)	$142,796
Deferred financing costs		77,112	(46,228)	30,884
Financial instruments (see note 11)		1,335	—	1,335
Other (1)		3,834	—	3,834

Total other assets, net				$178,849

	Amortizable intangibles by segment
	Birds Eye Frozen			$76,054
	Duncan Hines Grocery			53,948
	Specialty Foods			12,794

				$142,796

(1)	As of December 30, 2012 and December 25, 2011, Other consists of security deposits.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Amortization of intangible assets was $15,828, $16,175 and $17,170 during the fiscal years ended December 30, 2012, December 25, 2011 and December 26, 2010, respectively. Estimated amortization expense for each of the next five years and thereafter is as follows: 2013—$15,500; 2014—$12,200; 2015—$10,900; 2016—$10,300; 2017—$5,700 and thereafter—$72,400.

Deferred Financing Costs

All deferred financing costs, which relate to the Senior Secured Credit Facility and Senior Notes are amortized into interest expense over the life of the related debt facility using the effective interest method. On April 17, 2012, as part the April 2012 Refinancing, the Company expensed financing costs of $7,526 and wrote off deferred financing costs of $5,450. On August 30, 2012, as part of the September 2012 Refinancing, The Company wrote off deferred financing costs of $2,641. The Company capitalized costs of $9,972 for the fiscal year ended December 30, 2012. These costs primarily consisted of arrangement and legal fees. In addition, amortization of deferred financing costs was $8,585, $11,062 and $13,541 during the fiscal years ended December 30, 2012, December 25, 2011 and December 26, 2010, respectively. For more information on debt refinancings, see Note 9 to the Consolidated Financial Statements for Debt and Interest Expense.

The following summarizes deferred financing cost activity:

	Gross Carrying Amount	Accumulated Amortization	Net
Balance, December 25, 2011	$77,112	$(46,228)	$30,884
2012—Additions	9,972	—	9,972
—Amortization	—	(8,585)	(8,585)
—Write Off	(27,598)	19,507	(8,091)

Balance, December 30, 2012	$59,486	$(35,306)	$24,180

8. Restructuring Charges

Pickle supply chain improvements

On May 25, 2012, the Company announced plans to further improve the efficiency of its supply chain by consolidating its Vlasic pickle production into one plant in Imlay City, Michigan. The Company’s decision to focus on its branded Vlasic business and de-emphasize its lower-margin, un-branded pickle business was the catalyst for this consolidation.

Millsboro, Delaware plant closure related charges

The Company’s pickle production plant, located in Millsboro, Delaware ended production at year-end 2012. The Company recorded employee termination costs of $1,726 in the fiscal year ended December 30, 2012. The Company recorded asset retirement obligation charges of $750 in the fiscal year ended December 30, 2012. In addition, the Company recorded accelerated depreciation charges of $16,547 in the fiscal year ended December 30, 2012. All restructuring charges related to the consolidation of the Company’s pickle production are recorded in the Duncan Hines Grocery segment and in the Cost of products sold line in the Consolidated Statements of Operations.

Exit lower-margin un-branded business charge

As a result of exiting the lower-margin un-branded pickle business, the Company terminated the use of a third party ingredients storage facility in the third quarter of 2012. In doing so, the Company recorded

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

contract termination and other fees of $6,483 in the fiscal year ended December 30, 2012. In addition, the Company recorded accelerated depreciation charges at its Imlay City, Michigan plant for assets used in the lower-margin un-branded pickle business. These charges were $1,587 in the fiscal year ended December 30, 2012. All restructuring charges related to exiting the lower-margin un-branded pickle business are recorded in the Specialty foods segment and in the Cost of products sold line in the Consolidated Statements of Operations.

Green Bay, Wisconsin Research Facility

On May 15, 2012, the Company announced plans to relocate the Birds Eye Frozen Division Research and Development team from Green Bay, Wisconsin to its new facility at its Parsippany, New Jersey headquarters. The Company believes that the relocation will allow for seamless collaboration between marketing, sales, procurement and R&D that will drive superior brand innovation, marketing and productivity. We closed our Green Bay, Wisconsin research facility in December 2012. The Company recorded employee termination costs of $960 in the fiscal year ended December 30, 2012. The Company recorded facility shutdown costs of $958 in the fiscal year ended December 30, 2012. In addition, the Company recorded accelerated depreciation charges of $878 in the fiscal year ended December 30, 2012. All restructuring charges related to the closure of the Green Bay, Wisconsin research facility are recorded in the Birds Eye Frozen segment and in the Research and development line in the Consolidated Statements of Operations.

Fulton, New York Plant

On April 15, 2011, the Company announced plans to consolidate the Birds Eye Frozen segment’s Fulton, New York plant operations into its Darien, Wisconsin and Waseca, Minnesota facilities in order to locate vegetable processing closer to the crop-growing region and thus reduce the related freight costs. In connection with this project, the Company made significant capital investments in its Darien, Wisconsin and Waseca, Minnesota plants. The Company recorded termination costs of $1,680 in the fiscal year ended December 25, 2011. In addition, the Company recorded accelerated depreciation costs of $2,550 and $9,295 in the fiscal years ended December 30, 2012 and December 25, 2011, respectively. All restructuring charges related to the closure of the Fulton, New York plant are recorded in the Birds Eye Frozen segment and in the Cost of products sold line in the Consolidated Statements of Operations. Severance payments were substantially completed in the third quarter of 2012. The Fulton facility was sold in January 2013.

Tacoma, Washington Plant

On December 3, 2010, in an effort to improve its supply chain operations, the Company announced the closure of the Tacoma, Washington plant and the consolidation of production into its Fort Madison, Iowa plant. The Company recorded termination costs of $30 and $1,533 in the fiscal years ended and December 25, 2011 and December 26, 2010, respectively. In addition to termination benefits, the Company recorded asset retirement obligations of $1,026 at Tacoma in the fiscal year ended December 26, 2010, which were capitalized and depreciated over the remaining useful life of the plant. In the fiscal year ended December 25, 2011, the Company recorded additional asset retirement obligation expenses of $523, which were expensed immediately. The Company recorded asset impairment charges of $1,286 in the fiscal year ended December 25, 2011 upon ceasing use of the facility at the end of the second quarter of 2011. The Company recorded accelerated depreciation costs of $307 and $4,782 in the fiscal years ended December 30, 2012 and December 25, 2011, respectively. All restructuring charges related to the closure of the Tacoma, Washington plant are recorded in the Duncan Hines Grocery segment and in the Cost of products sold line in the Consolidated Statements of Operations. Severance payments were substantially completed in the second quarter of 2012.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Rochester, New York Office

The Rochester, New York office was the former headquarters of Birds Eye Foods, Inc., which was acquired by the Company on December 23, 2009. In connection with the consolidation of activities into the Company’s New Jersey offices, the Rochester office was closed in December 2010. Notification letters under the Worker Adjustment and Retraining Notification Act of 1988 were issued in the first quarter of 2010. Activities related to the closure of the Rochester office began in the second quarter of 2010 and resulted in the elimination of approximately 200 positions. In addition, the Company recognized lease termination costs in 2010 due to the discontinuation of use of the Birds Eye Foods’ corporate headquarters.

The total cost of termination benefits recorded in the Administrative expenses line on the Consolidated Statements of Operations for the fiscal year ended December 26, 2010 was $11,393 and was recorded in the segments as follows: $8,052 in the Birds Eye Frozen segment, $2,076 in the Duncan Hines Grocery segment and $1,265 in the Specialty Foods segment.

In addition to the termination benefits, the Company recorded net lease termination costs of $1,206 for the fiscal year ended December 26, 2010 related to vacating the Birds Eye Foods’ Corporate headquarters prior to the expiration of the lease.

The following table summarizes total restructuring charges accrued as of December 30, 2012.

Description	Balance, December 26, 2010	Expense	Other increases		Payments	Balance, December 25, 2011
Facility shutdowns	$1,851	$523	$—		$(1,173)	$1,201
Employee severance	6,096	1,710	—		(4,931)	2,875

Total	$7,947	$2,233	$—		$(6,104)	$4,076

Description	Balance, December 25, 2011	Expense	Other increases		Payments	Balance, December 30, 2012
Facility shutdowns	$1,201	$958	$776	(1)	$(139)	$2,796
Contract termination and other fees	—	6,483	—		(650)	5,833
Employee severance	2,875	2,687	—		(3,711)	1,851

Total	$4,076	$10,128	$776		$(4,500)	$10,480

(1)	Consists of asset retirement obligations primarily at the Millsboro, Delaware plant.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

9. Debt and Interest Expense

	December 30, 2012	December 25, 2011
Short-term borrowings
—Notes payable	$2,139	$1,708

Total short-term borrowings	$2,139	$1,708

Long-term debt
—Senior Secured Credit Facility—Tranche B Non Extended Term Loans due 2014	$243,264	$1,196,875
—Senior Secured Credit Facility—Tranche B Extended Term Loans due 2016	637,906	—
—Senior Secured Credit Facility—Tranche D Term Loans due 2014	—	313,194
—Senior Secured Credit Facility—Tranche E Term Loans due 2018	398,000	—
—Senior Secured Credit Facility—Tranche F Term Loans due 2018	448,875	—
—9.25% Senior Notes due 2015	465,000	625,000
—8.25% Senior Notes due 2017	400,000	400,000
—10.625% Senior Subordinated Notes due 2017	—	199,000
—Unamortized discount on long term debt	(7,230)	(2,712)
—Capital lease obligations	20,990	22,954

	2,606,805	2,754,311
Less: current portion of long-term obligations	30,419	15,661

Total long-term debt	$2,576,386	$2,738,650

Interest expense	Fiscal year
	December 30, 2012	December 25, 2011	December 26, 2010
Interest expense, third party	$158,557	$165,611	$179,209
Related party interest expense (Note 13)	3,330	6,172	4,996
Amortization of debt acquisition costs (Note 7)	8,585	11,062	13,541
Write-off of debt acquisition costs (Note 7)	8,091	—	11,633
Write-off of loan discount	1,864	—	5,648
Financing costs (Note 7)	7,526	—	—
Amortization of deferred mark-to-market adjustment on terminated swaps (Note 11)	444	2,119	3,295
Interest rate swap losses (Note 11)	10,087	23,355	17,682

Total interest expense	$198,484	$208,319	$236,004

Senior Secured Credit Facility

On August 30, 2012, as part of the September 2012 Refinancing, PFF, an indirect subsiary of the Company, entered into the first amendment to the amended and restated Senior Secured Credit Facility (as amended, the “Senior Secured Credit Facility”), which provided for incremental term loans in the amount of $450.0 million (the “Tranche F Term Loans”). PFF used proceeds from the Tranche F Term Loans to pay off $300.0 million of the aggregate principle amount of Tranche B Non Extended Term Loans due 2014.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

On September 20, 2012 PFF redeemed $150.0 million aggregate principle amount of its 9.25% Senior Notes due 2015 using proceeds from the Tranche F Term Loans. This is explained in greater detail under the section titled, “Senior Notes and Senior Subordinated Notes.”

In connection with the refinancing, the Company incurred deferred financing fees which are explained in detail in Note 7 to the Consolidated Financial Statements, “Goodwill, Tradenames and Other Assets”. Also, the Company incurred $3.4 million of original issue discount on its new Tranche F Term Loans.

The stated maturity date of the Tranche F Term Loans is October 17, 2018. However, the maturity date would be accelerated as follows:

•	if more than $150.0 million of the 9.25% Senior Notes are outstanding on December 31, 2014, then the maturity date of the Tranche F Term Loans would be December 31, 2014; or

•	if more than $150.0 million of the 8.25% Senior Notes are outstanding on June 2, 2017, then the maturity date of the Tranche F Term Loans would be June 2, 2017.

On April 17, 2012, as part of the April 2012 Refinancing, PFF entered into an amendment and restatement of the Senior Secured Credit Facility. The Senior Secured Credit Facility provides for (i) an extension of the maturity date of a portion of the existing term loan B facility (the “Tranche B Extended Term Loans”) in the initial amount of $641.1 million, while a portion of the existing term loan B facility (the “Tranche B Non Extended Term Loans”) in the initial amount of $550.0 million retained their original terms, (ii) the issuance of a new term loan E facility (the “Tranche E Term Loans”) in the initial amount of $400.0 million, and (iii) the replacement of the existing revolving credit facility with a new $150.0 million revolving credit facility (the “Revolving Credit Facility”). The Senior Secured Credit Facility, as well as the indentures covering the various notes referenced below, subject the Company to various financial and non-financial covenants. The Company used proceeds from the Tranche E Term Loans to pay off all of its outstanding balance of $313.2 million aggregate principal amount of Tranche D Term Loans.

On April 19, 2012, PFF redeemed all $199.0 million aggregate principal amount of its outstanding 10.625% Senior Subordinated Notes using proceeds from the Tranche E Term Loans along with available cash. This is explained in greater detail under the section titled, “Senior Notes and Senior Subordinated Notes.”

In connection with the refinancing, the Company incurred deferred financing fees which are explained in detail in Note 7 to the Consolidated Financial Statements, “Goodwill, Tradenames and Other Assets”. Also, the Company incurred $4.0 million of original issue discount on its new Tranche E Term Loans.

The stated maturity dates are: April 2, 2014 for the Tranche B Non Extended Term Loans, October 2, 2016 for the Tranche B Extended Term Loans, October 17, 2018 for the Tranche E Term Loans, and April 17, 2017 for the Revolving Credit Facility.

However, the maturity dates would be accelerated as follows:

•	if more than $150.0 million of the Tranche B Non Extended Term Loans are outstanding on January 3, 2014, the Revolving Credit Facility would expire January 3, 2014;

•

if more than $150.0 million of the 9.25% Senior Notes are outstanding on December 31, 2014, then the maturity dates of the Tranche B Extended Term Loans, the Tranche E Term Loans and the Revolving Credit Facility would be December 31, 2014;

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

•	if more than $150.0 million of the Tranche B Extended Term Loans are outstanding on July 3, 2016, the Revolving Credit Facility would expire July 3, 2016; or

•	if more than $150.0 million of the 8.25% Senior Notes are outstanding on June 2, 2017, then the maturity dates of the Tranche E Term Loans and the Revolving Credit Facility would be June 2, 2017.

There were no borrowings outstanding under the Revolving Credit Facility as of December 30, 2012 and December 25, 2011.

The total combined amount of the Senior Secured Credit Facility Loans that were owed to affiliates of Blackstone as of December 30, 2012 and December 25, 2011, was $63,097 and $121,992, respectively.

The Company’s borrowings under the Senior Secured Credit Facility, bear interest at a floating rate and are maintained as base rate loans or as Eurocurrency rate loans. Base rate loans bear interest at the base rate plus the applicable base rate margin, as defined in the Senior Secured Credit Facility. The base rate is defined as the highest of (i) the prime rate (ii) the Federal Reserve reported overnight funds rate plus 1/2 of 1% and the Eurocurrency rate that would be payable on such day for a Eurocurrency rate loan with a one-month interest period plus 1.0%. Eurocurrency rate loans bear interest at the adjusted Eurocurrency rate, as described in the Senior Secured Credit Facility, plus the applicable Eurocurrency rate margin. With respect to Tranche E Term Loans and Tranche F Term Loans, the Eurocurrency rate shall be no less than 1.25% per annum and the base rate shall be no less than 2.25% per annum.

The applicable margins with respect to the Company’s Senior Secured Credit Facility vary from time to time in accordance with the terms thereof and agreed upon pricing grids based on the Company’s leverage ratio as defined in the credit agreement. The applicable margins with respect to the Senior Secured Credit Facility as of December 30, 2012 were:

Applicable Margin (per annum)

Revolving Credit Facility and Letters of Credit			Tranche B Non Extended Term Loans		Tranche B Extended Term Loans
Eurocurrency Rate	Base Rate	Commitment Fees Rate	Eurocurrency Rate	Base Rate	Eurocurrency Rate	Base Rate
3.50%	2.50%	0.50%	2.50%	1.50%	3.50%	2.50%

			Tranche E Term Loans		Tranche F Term Loans
			Eurocurrency Rate	Base Rate	Eurocurrency Rate	Base Rate
			3.50%	2.50%	3.50%	2.50%

The obligations under the Senior Secured Credit Facility are unconditionally and irrevocably guaranteed by each of PFF’s direct or indirect material wholly-owned domestic subsidiaries (collectively, the “Guarantors”). In addition, the Senior Secured Credit Facility is collateralized by first priority or equivalent security interests in (i) all the capital stock of, or other equity interests in, each direct or indirect domestic subsidiary of PFF and 65% of the capital stock of, or other equity interests in, each material direct foreign subsidiary of PFF, or any of its domestic subsidiaries and (ii) certain tangible and intangible assets of PFF and those of the Guarantors (subject to certain exceptions and qualifications).

A commitment fee of 0.50% per annum based on current leverage ratios is applied to the unused portion of the Revolving Credit Facility. There were revolver borrowings made during fiscal 2012, however, there were no revolver borrowings outstanding as of December 30, 2012 or during fiscal 2011 and fiscal 2010. As of

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

December 30, 2012 and December 25, 2011, the Eurocurrency interest rate on the revolving credit facility would have been 3.71% and 2.79%, respectively. For the fiscal year ending December 30, 2012, the weighted average interest rate on the revolving credit facility calculated on the base rate was 3.72%.

For the fiscal years ended December 30, 2012, December 25, 2011 and December 26, 2010, the weighted average interest rate on the term loan components of the Senior Credit Facility were 3.76%, 3.51% and 4.44%, respectively. As of December 30, 2012 and December 25, 2011 the Eurocurrency interest rate on the term loan facilities was 4.08% and 3.46%, respectively.

The Company pays a fee for all outstanding letters of credit drawn against the Revolving Credit Facility at an annual rate equivalent to the Applicable Margin then in effect with respect to Eurodollar loans under the Revolving Credit Facility, less the fronting fee payable in respect of the applicable letter of credit. The fronting fee is equal to 0.125% per annum of the daily maximum amount then available to be drawn under such letter of credit. The fronting fees are computed on a quarterly basis in arrears. Total letters of credit issued under the Revolving Credit Facility cannot exceed $50,000. As of December 30, 2012 and December 25, 2011, the Company had utilized $33,453 and $33,568, respectively of the Revolving Credit Facility for letters of credit. As of December 30, 2012 and December 25, 2011, there were no borrowings under the Revolving Credit Facility. As of December 30, 2012 and December 25, 2011, respectively, there was $116,547 and $116,432 of borrowing capacity under the Revolving Credit Facility, of which $16,547 and $16,432 was available to be used for letters of credit.

Under the terms of the Senior Secured Credit Facility, the Company is required to use 50% of its “Excess Cash Flow” to prepay the Senior Secured Credit Facility loans (which percentage will be reduced to 25% at a total leverage ratio of 4.50 to 5.49 and to 0% at a total leverage ratio below 4.50). Excess Cash Flow is defined as consolidated net income (as defined), as adjusted for certain items, including (1) all non-cash charges and credits included in arriving at consolidated net income, (2) changes in working capital, (3) capital expenditures (to the extent they were not financed with debt), (4) the aggregate amount of principal payments on indebtedness and (5) certain other items defined in the Senior Secured Credit Facility. In December 2011, the Company made voluntary prepayments on its Senior Secured Credit Facility of $55.0 million. As a result of this prepayment, no payment was due under the Excess Cash Flow requirements of Senior Secured Credit Facility for the 2011 reporting year. For the 2012 reporting year the Company determined that there are no amounts due under the Excess Cash Flow requirements of the Senior Secured Credit Facility.

The Senior Secured Credit Facility loans mature in quarterly 0.25% installments. The aggregate maturities of the Tranche B Non Extended Term Loans outstanding as of December 30, 2012 are $12.5 million in 2013 and $230.8 million in 2014. The aggregate maturities of the Tranche B Extended Term Loans outstanding as of December 30, 2012 are $6.4 million in 2013, $6.4 million in 2014, $6.4 million in 2015 and $618.6 million in 2016. The aggregate maturities of the Tranche E Term Loans outstanding as of December 30, 2012 are $4.0 million in 2013, $4.0 million in 2014, $4.0 million in 2015, $4.0 million in 2016, $5.0 million in 2017 and $377.0 million thereafter. The aggregate maturities of the Tranche F Term Loans outstanding as of December 30, 2012 are $4.5 million in 2013, $4.5 million in 2014, $4.5 million in 2015, $4.5 million in 2016, $5.6 million in 2017 and $425.3 million thereafter.

Pursuant to the terms of the Senior Secured Credit Facility, the Company is required to maintain a ratio of Net First Lien Secured Debt to Adjusted EBITDA of no greater than 5.25 to 1.00. Net First Lien Secured Debt is defined as aggregate consolidated secured indebtedness, less the aggregate amount of all unrestricted cash and cash equivalents. In addition, under the Senior Secured Credit Facility and the indentures governing the Senior Notes, the Company’s ability to engage in activities such as incurring additional indebtedness, making

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

investments and paying dividends is tied to the Senior Secured Leverage Ratio (which is currently the same as the Net First Lien Secured Debt Ratio above), in the case of the Senior Secured Credit Facility, or to the ratio of Adjusted EBITDA to fixed charges for the most recently concluded four consecutive fiscal quarters, in the case of the Senior Notes. The Senior Secured Credit Facility also permits restricted payments up to an aggregate amount of (together with certain other amounts) the greater of $50 million and 2% of the Company’s consolidated total assets, so long as no default has occurred and is continuing and its senior secured leverage ratio would be no greater than 4.25 to 1.00. As of December 30, 2012 the Company is in compliance with all covenants and other obligations under the Senior Secured Credit Facility and the Senior Notes.

Senior Notes and Senior Subordinated Notes

On April 2, 2007, PFF issued in the initial aggregate principal amounts of $325.0 million of 9.25% Senior Notes (the “Senior Notes”) due 2015, and $250.0 million of 10.625% Senior Subordinated Notes (the “Senior Subordinated Notes”) due 2017. On December 23, 2009, as part of the Birds Eye Foods Acquisition, PFF issued an additional $300.0 million of 9.25% Senior Notes due 2015 (the “Additional Senior Notes”). The Senior Notes and the Additional Senior Notes are collectively referred to herein as the 9.25% Senior Notes. On August 17, 2010, PFF issued $400.0 million of 8.25% Senior Notes due 2017 (the “8.25% Senior Notes”).

The 9.25% Senior Notes and the 8.25% Senior Notes are general unsecured obligations of PFF, effectively subordinated in right of payment to all existing and future senior secured indebtedness of PFF and guaranteed on a full, unconditional, joint and several basis by PFF’s wholly-owned domestic subsidiaries that guarantee other indebtedness of PFF.

On April 19, 2012, PFF redeemed all $199.0 million aggregate principal amount of its outstanding 10.625% Senior Subordinated Notes at a redemption price equal to 105.313% of the aggregate principal amount plus accrued and unpaid interest to the redemption date. The total redemption price was approximately $210.6 million, including accrued interest of $1.0 million. The premium of $10.6 million was recorded in Other expense (income) during the second quarter. The redemption was effected in accordance with the indenture governing the Senior Subordinated Notes pursuant to a notice dated March 20, 2012. PFF funded the redemption price for the Senior Subordinated Notes with the net proceeds of $82.8 million from the Tranche E Term Loans along with $127.8 million of available cash.

On September 20, 2012, PFF redeemed $150.0 million aggregate principal amount of its outstanding 9.25% Senior Notes at a redemption price equal to 102.313% of the aggregate principal amount plus accrued and unpaid interest to the redemption date. The total redemption price was approximately $160.0 million, including accrued interest of $6.5 million. The premium of $3.5 million was recorded in Other expense (income) during the third quarter of 2012. The redemption was effected in accordance with the indenture governing the Senior Subordinated Notes pursuant to a notice dated August 21, 2012. PFF funded the redemption price for the Senior Subordinated Notes fully with the net proceeds from the Tranche F Term Loans.

PFF may redeem some or all of the 8.25% Senior Notes at any time prior to September 1, 2013 at a price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date. The “Applicable Premium” is defined as the greater of (1) 1.0% of the principal amount of such note and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of such 8.25% Senior Note at September 1, 2013, plus (ii) all required interest payments due on such 8.25% Senior Note through September 1, 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the treasury rate plus 50 basis points over (b) the principal amount of such note.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

PFF currently may redeem the 9.25% Senior Notes, and in the future may redeem the 8.25% Senior Notes or the Senior Subordinated Notes, at the redemption prices listed below, if redeemed during the twelve-month periods of each of the years indicated below:

9.25% Senior Notes		8.25% Senior Notes
Year	Percentage	Year	Percentage
April 1, 2012	102.313%	September 1, 2013	106.188%
April 1, 2013 and thereafter	100.000%	September 1, 2014	104.125%
		September 1, 2015	102.063%
		September 1, 2016 and thereafter	100.000%

In addition, until September 1, 2013, PFF may redeem up to 35% of the aggregate principal amount of the 8.25% Senior Notes at a redemption price equal to 108.25% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, subject to the right of holders of the 8.25% Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by PFF from one or more equity offerings; provided that (i) at least 50% of the aggregate principal amount of the 8.25% Senior Notes originally issued under the indenture remains outstanding immediately after the occurrence of each such redemption and (ii) each such redemption occurs within 90 days of the date of closing of each such equity offering.

As market conditions warrant, the Company and its subsidiaries, affiliates or significant equity holders (including Blackstone and its affiliates) may from time to time, in its or their sole discretion, purchase, repay, redeem or retire any of the Company’s outstanding debt or equity securities (including any publicly issued debt or equity securities), in privately negotiated or open market transactions, by tender offer, exchange offer or otherwise.

The estimated fair value of the Company’s long-term debt, including the current portion, as of December 30, 2012, is as follows:

	December 30, 2012
Issue	Face Value	Fair Value
Senior Secured Credit Facility—Tranche B Non Extended Term Loans	$243,264	$244,480
Senior Secured Credit Facility—Tranche B Extended Term Loans	637,906	641,095
Senior Secured Credit Facility—Tranche E Term Loans	398,000	400,985
Senior Secured Credit Facility—Tranche F Term Loans	448,875	452,242
9.25% Senior Notes	465,000	471,975
8.25% Senior Notes	400,000	427,000

	$2,593,045	$2,637,777

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

The estimated fair value of the Company’s long-term debt, including the current portion, as of December 25, 2011, is as follows:

	December 25, 2011
Issue	Face Value	Fair Value
Senior Secured Credit Facility—Tranche B Term Loans	$1,196,875	$1,169,945
Senior Secured Credit Facility—Tranche D Term Loans	313,194	313,977
9.25% Senior Notes	625,000	642,188
8.25% Senior Notes	400,000	416,000
10.625% Senior Subordinated Notes	199,000	209,448

	$2,734,069	$2,751,558

The estimated fair values of the Company’s long-term debt are classified as Level 2 in the fair value hierarchy. The fair value is based on the quoted market price for such notes and borrowing rates currently available to the Company for loans with similar terms and maturities.

10. Pension and Retirement Plans

The Company accounts for pension and retirement plans in accordance with the authoritative guidance for retirement benefit compensation. This guidance requires recognition of the funded status of a benefit plan in the statement of financial position. The guidance also requires recognition in accumulated other comprehensive earnings of certain gains and losses that arise during the period but are deferred under pension accounting rules.

The Company uses a measurement date for the pension benefit plans that coincides with its year end.

The Company has two defined benefit plans (Pinnacle Foods Pension Plan and the Birds Eye Foods Pension Plan), which only cover union employees at our manufacturing locations and both of which are frozen for future benefit accruals as of December 30, 2012, two qualified 401(k) plans, two non-qualified 40l(k) plans and participates in a multi-employer defined benefit plan.

With reference to the two non-qualified 401(k) plans, one is the Birds Eye Foods non-qualified 401 (k) plan which was closed to new contributions on April 1, 2010. The second plan is the Pinnacle Foods Supplemental Savings Plan which was approved by the Compensation Committee of the Board of Directors on September 11, 2012 to become effective in 2013 and was adopted for the purpose of allowing all Company employees, regardless of compensation level, the opportunity to receive the same 3% match on total compensation (base salary plus bonus).

During fiscal 2012, the Company changed investment managers for the Pinnacle Foods Pension Plan and the Birds Eye Pension Plan to Mercer Investment Management, Inc. Funds under the control of the previous investment managers were liquidated successfully and invested in Mercer common and collective trust funds.

Pinnacle Foods Pension Plan

The Company maintains a non-contributory defined benefit pension plan (the “Pinnacle Foods Pension Plan”) that covers eligible union employees and provides benefits generally based on years of service and employees’ compensation. The Pinnacle Foods Pension Plan is funded in conformity with the funding requirements of applicable government regulations. Plan assets consist principally of cash equivalents, equity and fixed income common collective trusts. Plan assets do not include any of the Company’s own equity or debt securities.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

We recorded a curtailment gain of $3,310 in the fiscal year ending December 30, 2012 which decreased Accrued pension benefits and Accumulated other comprehensive income that was the result of a new collective bargaining agreement at our Fayetteville, Arkansas plant and the closure of our Millsboro, Delaware plant. In 2010, pension benefits at our Imlay City, Michigan location were frozen and this resulted in a curtailment gain of $2,646 that was recognized in accumulated other comprehensive income during the second quarter of 2010 and a related $992 curtailment loss that was recognized in Cost of products sold. As of December 30, 2012, the Pinnacle Foods Pension Plan is frozen.

The following table reconciles the changes in our benefit obligation:

	Pinnacle Foods Pension Plan Pension Benefits Fiscal year ended
	December 30, 2012	December 25, 2011	December 26, 2010
Change in Benefit Obligation
Net benefit obligation at beginning of the period	$91,660	$83,814	$78,740
Service cost	786	893	1,228
Interest cost	4,081	4,263	4,558
Actuarial loss	9,460	7,388	6,173
Gross benefits paid	(4,922)	(4,698)	(4,239)
Curtailment gain	(3,310)	—	(2,646)

Net benefit obligation at end of the period	97,755	91,660	83,814

Change in Plan Assets
Fair value of plan assets at beginning of the period	57,802	55,226	45,948
Employer contributions	4,141	6,829	8,881
Actual return on plan assets	7,209	445	4,636
Gross benefits paid	(4,922)	(4,698)	(4,239)

Fair value of plan assets at end of the period	64,230	57,802	55,226

Funded status at end of the year	$(33,525)	$(33,858)	$(28,588)

Amounts recognized in the Consolidated Balance Sheets
Accrued pension benefits	$(33,525)	$(33,858)	$(28,588)

Net amount recognized at end of the period	$(33,525)	$(33,858)	$(28,588)

Amounts recognized in Accumulated Other Comprehensive Loss
Net loss / (gain)	$32,283	$30,802	$20,339
Prior service cost	—	345	386

Net amount recognized at end of the period	$32,283	$31,147	$20,725

Accumulated benefit obligation	97,755	88,196	79,753
Weighted average assumptions
Discount rate	3.98%	4.59%	5.45%
Expected return on plan assets	7.00%	7.50%	7.50%
Rate of compensation increase	N/A	3.00%	3.00%

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

The following represents the components of net periodic cost:

Pension Benefits	Pinnacle Foods Pension Plan Fiscal year

	December 30, 2012	December 25, 2011	December 26, 2010
Service cost	$786	$893	$1,228
Interest cost	4,081	4,263	4,558
Expected return on assets	(4,463)	(4,244)	(3,611)
Amortization of:
prior service cost	42	42	77
actuarial loss	1,923	724	819
Curtailment loss	303		992

Net periodic cost	$2,672	$1,678	$4,063

Weighted average assumptions:
Discount rate	4.43%	5.45%	5.87%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of compensation increase	3.00%	3.00%	3.00%

The discount rate used to calculate the present value of the projected benefit obligation is set based on long-term high quality bonds that match the expected benefit payments. The projected return of plan assets assumption is based on projected long-term market returns for the various asset classes in which the plans are invested, weighted by the target asset allocations. The rate of compensation increase represents the long-term assumption for expected increases to salaries for pay-related plans.

Plan Assets

The Company’s pension plan weighted-average asset allocations at December 30, 2012 and December 25, 2011, by asset category, are as follows:

	December 30, 2012	December 25, 2011
Asset category
Equity securities	60%	59%
Debt securities	40%	36%
Cash	0%	5%

Total	100%	100%

The Company adopted a new investment policy in fiscal 2012 for the Pinnacle Pension Plan. The Plan’s investments in equity or debt securities are based on a glide path strategy where the investment in debt securities increases as the Plan’s funded status becomes smaller. Based on the current funded status, the policy is to invest approximately 60% of plan assets in equity securities and 40% in fixed income securities. Periodically, the plan assets are rebalanced to maintain these allocation percentages and the investment policy is reviewed. Within each investment category, assets are allocated to various investment styles. Professional managers manage all assets and a consultant is engaged to assist in evaluating these activities. The expected long-term rate of return on assets was determined by assessing the rates of return on each targeted asset class, return premiums generated by portfolio management and by comparison of rates utilized by other companies.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

The following table summarizes the Pinnacle Foods Pension Plan’s investments measured at fair value on a recurring basis:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the Company’s assumptions.

	Fair Value as of December 30, 2012	Fair Value Measurements Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Short-term investments:
Short-term Investment Fund	$259	$—	$259	$—
Equity Common/collective trusts:
Small/ Mid Capitalization Fund	5,273	—	5,273	—
Large Capitalization Equity Fund	19,647	—	19,647	—
International Fund	13,715	—	13,715	—
Fixed Income Common/collective trusts:
Fixed Income Fund	25,336	—	25,336	—

Total assets at fair value	$64,230	$—	$64,230	$—

	Fair Value as of December 25, 2011	Fair Value Measurements Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Short-term investments:
Short-term Investment Fund	$2,827	$2,827	$—	$—
Equity Common/collective trusts:
Small Capitalization Fund	1,142	—	1,142	—
Large Capitalization Equity Fund	7,883	—	7,883	—
International Fund	9,436	—	9,436	—
Growth Fund	5,652	—	5,652	—
U.S. Value Fund	9,646	—	9,646	—
Fixed Income Common/collective trusts:
Fixed Income Fund	20,832	—	20,832	—

Total assets at fair value	$57,418	$2,827	$54,591	$—

The plan had $64,230 and $54,591 of investments in common and collective trusts which are reported at fair value and categorized as level 2 in the above tables as of December 30, 2012 and December 25, 2011, respectively. The plan has concluded that net asset value (“NAV”) reported by the underlying funds approximates fair market value of these investments. The investments are redeemable with the fund at NAV under the original terms of the agreements of trust and/or subscription and adoption agreements and the operations of the underlying funds. However, it is possible that a portion of any redemption may be withheld to secure the payment of compensation or expenses due or to become due in accordance with the agreements of trust.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

As of December 25, 2011, total assets at fair value of $57,418 do not include a $384 receivable from broker that is included in total assets of the plan of $57,802.

Cash Flows

Contributions. The Company made contributions to the Pinnacle Foods Pension Plan totaling $4.1 million in fiscal 2012, $6.8 million in fiscal 2011 and $8.9 million in fiscal 2010. In fiscal 2013, the Company expects to make contributions of approximately $3.0 million.

Birds Eye Foods Pension Plan

The Company’s Birds Eye Foods Pension Plan (the “Birds Eye Foods Pension Plan”) consists of hourly and salaried employees and has primarily non-contributory defined-benefit schedules. Benefits for the salaried employees have been frozen since the plan was acquired.

The Company acquired an Excess Benefit Retirement Plan from Birds Eye Foods (“EBRP”), which serves to provide employees with the same retirement benefit they would have received from Birds Eye’s retirement plan under the career average base pay formula. Benefits for this plan are frozen. Also, the Company maintains a non-qualified Supplemental Executive Retirement Plan (“SERP”) which provides additional retirement benefits to two prior executives of Birds Eye Foods who retired prior to November 4, 1994. Expenses and liabilities for the EBRP and the SERP plan are grouped with those of the Birds Eye Pension Plan in all disclosures listed herein.

The benefits for these plans are based primarily on years of service and employees’ pay near retirement. The Company’s funding policy is consistent with the funding requirements of Federal laws and regulations. Plan assets consist principally of cash equivalents, equity and fixed income common collective trusts. Plan assets do not include any of the Company’s own equity or debt securities.

In fiscal 2012, various pension plan benefits for certain locations were frozen resulting in an plan curtailment of $806 which decreased Accrued pension benefits and Accumulated other comprehensive income. In connection with the plant closure of our Tacoma, Washington location in 2011 we recorded a plan curtailment which decreased Accrued pension benefits and Accumulated other comprehensive income by $4,975. In 2010, the pension plan benefits for certain locations were frozen. The curtailment gain recorded in Cost of products sold during the fiscal year ended December 26, 2010 was $588. As of December 30, 2012, the Birds Eye Foods Pension Plan is frozen.

The following table reconciles the changes in our benefit obligation:

	Birds Eye Foods Pension Plan Pension Benefits Fiscal year ended
	December 30, 2012	December 25, 2011	December 26, 2010
Change in Benefit Obligation
Net benefit obligation at beginning of the period	$175,057	$155,854	$148,890
Service cost	102	537	2,086
Interest cost	7,439	8,200	8,221
Participant contributions	—	22	14
Actuarial loss	24,561	27,567	7,564
Gross benefits paid	(11,818)	(12,148)	(10,333)
Curtailment gain	(806)	(4,975)	(588)

Net benefit obligation at end of the period	194,535	175,057	155,854

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

	Birds Eye Foods Pension Plan Pension Benefits Fiscal year ended
	December 30, 2012	December 25, 2011	December 26, 2010
Change in Plan Assets
Fair value of plan assets at beginning of the period	118,666	108,446	101,710
Employer contributions	8,373	9,471	4,741
Participant contributions	—	22	14
Actual return on plan assets	14,714	12,875	12,314
Gross benefits paid	(11,818)	(12,148)	(10,333)

Fair value of plan assets at end of the period	129,935	118,666	108,446

Funded status at end of the year	$(64,600)	$(56,391)	$(47,408)

Amounts recognized in the Consolidated Balance Sheets
Accrued pension benefits	$(64,179)	$(55,892)	$(46,953)
Accrued pension benefits (part of accrued liabilities)	(421)	(499)	(455)

Net amount recognized at end of the period	$(64,600)	$(56,391)	$(47,408)

Amounts recognized in Accumulated Other Comprehensive Loss
Net loss	$37,955	$20,797	$3,455

Net amount recognized at end of the period	$37,955	$20,797	$3,455

Accumulated benefit obligation	194,536	174,399	152,202
Weighted average assumptions
Discount rate	3.83%	4.51%	5.27%
Expected return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	N/A	3.00%	3.00%

The following represents the components of net periodic (benefit) cost:

Pension Benefits	Birds Eye Foods Pension Plan Fiscal year

	December 30, 2012	December 25, 2011	December 26, 2010
Service cost	$102	$537	$2,086
Interest cost	7,439	8,200	8,221
Expected return on assets	(8,574)	(7,634)	(8,205)
Amortization of actuarial loss	489	9
Curtailment gain			(588)

Net periodic (benefit) cost	$(544)	$1,112	$1,514

Weighted average assumptions:
Discount rate	4.17%	5.31%	5.67%
Expected return on plan assets	7.00%	7.00%	8.00%
Rate of compensation increase (1)	1.78%	3.00%	3.80%

(1)	In fiscal 2012, this represents 3% for the seven months when the employees earned service credits.

To develop the expected long-term rate of return on assets assumption, the Company considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption.

Plan Assets

The following table sets forth the weighted-average asset allocations of the Company’s pension plans by asset category:

	December 30, 2012	December 25, 2011
Asset category
Equity securities	60%	39%
Debt securities	40%	59%
Cash	0%	2%

Total	100%	100%

The Company adopted a new investment policy in fiscal 2012 for the Birds Eye Pension Plan. The Plan’s investments in equity or debt securities is based on a glide path strategy where the investment in debt securities increases as the Plan’s funded status becomes smaller. Based on the current funded status, the policy is to invest approximately 60% of plan assets in equity securities and 40% in fixed income securities. Periodically, the plan assets are rebalanced to maintain these allocation percentages and the investment policy is reviewed. Within each investment category, assets are allocated to various investment styles. Professional managers manage all assets and a consultant is engaged to assist in evaluating these activities. The expected long-term rate of return on assets was determined by assessing the rates of return on each targeted asset class, return premiums generated by portfolio management and by comparison of rates utilized by other companies.

The following table summarizes the Birds Eye Food Pension Plan’s investments measured at fair value on a recurring basis:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the Company’s assumptions.

	Fair Value as of December 30, 2012	Fair Value Measurements Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Short-term investments:
Short-term Investment Fund	$525	$—	$525	$—
Equity Common/collective trusts:
Small/ Mid Capitalization Fund	10,697		10,697
Large Capitalization Equity Fund	40,661		40,661
International Fund	26,579		26,579
Fixed Income Common/collective trusts:
Fixed Income Fund	51,474	—	51,474	—

Total assets at fair value	$129,936	$—	$129,936	$—

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

	Fair Value as of December 25, 2011	Fair Value Measurements Using Fair Value Hierarchy
		Level 1	Level 2	Level 3

Short-term investments:
Short-term Investment Fund	$2,593	$2,593	$—	$—
Equity Common/collective trusts:
Extended Index Fund	8,755	—	8,755	—
Collective S&P 500 Index Fund	29,352	—	29,352	—
Equity Mutual Funds:
Euro Pacific Growth Fund	8,300	8,300	—	—
Fixed Income Mutual Funds:
Fixed Income Fund	69,838	69,838	—	—
Debt Securities	—	—	—	—

Total assets at fair value	$118,838	$80,731	$38,107	$—

The plan had $129,936 and $38,107 of investments in common and collective trusts which are reported at fair value and categorized as level 2 in the above tables as of December 30, 2012 and December 25, 2011, respectively. The plan has concluded that net asset value (“NAV”) reported by the underlying funds approximates fair market value of these investments. The investments are redeemable with the fund at NAV under the original terms of the agreements of trust and/or subscription and adoption agreements and the operations of the underlying funds. However, it is possible that a portion of any redemption may be withheld to secure the payment of compensation or expenses due or to become due in accordance with the agreements of trust.

As of December 25, 2011, total assets at fair value of $118,838 do not include certain broker payables of $172 that are included in total assets of the plan of $118,666.

Cash Flows

Contributions. The Company made contributions to the Birds Eye Pension Plan totaling $8.4 million in fiscal 2012, $9.5 million in fiscal 2011 and $4.7 million in fiscal 2010. In fiscal 2013, the Company expects to make contributions of approximately $5.0 million.

Estimated Future Benefit Payments for all Plans

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pinnacle Foods Pension Plan ($)	Birds Eye Foods Pension Plan ($)
2013	4,398	9,382
2014	4,200	9,755
2015	3,972	9,551
2016	4,015	9,739
2017	4,012	10,065
2018-2022	21,274	54,973

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Savings Plans

Employees participate in 401(k) plans. Pinnacle matches 50% of employee contributions up to five percent of compensation for union employees after one year of continuous service and six percent of compensation for salaried employees and it is our current intent to continue the match at these levels. Employer contributions made by the Company relating to this plan were $4,228 for fiscal 2012, $4,249 for fiscal 2011 and $4,269 for fiscal 2010.

In addition, the Company acquired a Non-Qualified 401(k) Plan from Birds Eye Foods. Under the Non-Qualified 401(k) Plan, the Company allocates matching contributions for the benefit of “highly compensated employees” as defined under Section 414(q) of the Internal Revenue Code. The plan ceased accepting future contributions on April 1, 2010.

Multi-employer Plan

The Company contributes to the United Food and Commercial Workers International Union Industry Pension Fund (EIN 51-6055922) (the “UFCW Plan”) under the terms of the collective-bargaining agreement with its Fort Madison employees. In September 2012, the collective bargaining agreement expired for 450 of our union employees in Fort Madison, Iowa. On February 14, 2013 a new collective bargaining agreement, effective through September 2016, was ratified by our Fort Madison union employees.

For the fiscal years ended December 30, 2012 and December 25, 2011 contributions to the UFCW Plan were $744 and $642, respectively. The contributions to this plan are paid monthly based upon the number of employees. They represent less than 5% of the total contributions received by this plan during the most recent plan year.

The risks of participating in multi-employer plans are different from single-employer plans in the following aspects: (a) assets contributed to a multi-employer plan by one employer may be used to provide benefits to employees of other participating employers, (b) if a participating employer stops contributing to the multi-employer plan, the unfunded obligations of the plan may be borne by the remaining participating employers and (c) if the Company chooses to stop participating in the plan, the Company may be required to pay a withdraw liability based on the underfunded status of the plan.

The UFCW Plan received a Pension Protection Act “green” zone status for the plan year ending June 30, 2012. The zone status is based on information the Company received from the plan and is certified by the plan’s actuary. Among other factors, plans in the green zone are at least 80 percent funded. The UFCW Plan did not utilize any extended amortization provisions that effect its placement in the “green” zone. The UFCW Plan has never been required to implement a funding improvement plan nor is one pending at this time.

11. Financial Instruments

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. The primary risks managed by using derivative instruments are interest rate risk, foreign currency exchange risk and commodity price risk. Specifically, the Company enters into derivative

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates, foreign exchange rates or commodity prices.

The Company manages interest rate risk based on the varying circumstances of anticipated borrowings and existing variable and fixed rate debt, including the Company’s revolving credit facility. Examples of interest rate management strategies include capping interest rates using targeted interest cost benchmarks, hedging portions of the total amount of debt, or hedging a period of months and not always hedging to maturity, and at other times locking in rates to fix interests costs.

Certain parts of the Company’s foreign operations in Canada expose the Company to fluctuations in foreign exchange rates. The Company’s goal is to reduce its exposure to such foreign exchange risks on its foreign currency cash flows and fair value fluctuations on recognized foreign currency denominated assets, liabilities and unrecognized firm commitments to acceptable levels primarily through the use of foreign exchange-related derivative financial instruments. The Company enters into derivative financial instruments to protect the value or fix the amount of certain obligations in terms of its functional currency. The Company does not enter into these transactions for non-hedging purposes.

The Company purchases raw materials in quantities expected to be used in a reasonable period of time in the normal course of business. The Company generally enters into agreements for either spot market delivery or forward delivery. The prices paid in the forward delivery contracts are generally fixed, but may also be variable within a capped or collared price range. Forward derivative contracts on certain commodities are entered into to manage the price risk associated with forecasted purchases of materials used in the Company’s manufacturing process.

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. During the fiscal years ended December 30, 2012, December 25, 2011 and December 26, 2010 such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt.

As of December 30, 2012, the Company had the following interest rate swaps that were designated as cash flow hedges of interest rate risk:

Product	Number of Instruments	Notional Amount	Fixed Rate Range	Index	Trade Dates	Maturity Dates
Interest Rate Swaps	2	$900,000	0.58%	USD-LIBOR-BBA	Aug 2011	Apr 2014

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in Accumulated other comprehensive loss (“AOCL”) in the Consolidated Balance Sheets and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings. Amounts reported in AOCL related to derivatives will be reclassified to Interest expense as interest payments are made on the Company’s variable-rate debt. During the next twelve months, the Company estimates that an additional $2,908 will be reclassified as an increase to Interest expense.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Cash Flow Hedges of Foreign Exchange Risk

The Company’s operations in Canada expose the Company to changes in the U.S. Dollar – Canadian Dollar (“USD-CAD”) foreign exchange rate. From time to time, the Company’s Canadian subsidiary purchases inventory denominated in U.S. Dollars (“USD”), a currency other than its functional currency. The subsidiary sells that inventory in Canadian dollars. The subsidiary uses currency forward and collar agreements to manage its exposure to fluctuations in the USD-CAD exchange rate. Currency forward agreements involve fixing the USD-CAD exchange rate for delivery of a specified amount of foreign currency on a specified date. Currency collar agreements involve the sale of Canadian Dollar (“CAD”) currency in exchange for receiving U.S. dollars if exchange rates rise above an agreed upon rate and purchase of USD currency in exchange for paying CAD currency if exchange rates fall below an agreed upon rate at specified dates.

As of December 30, 2012, the Company had the following foreign currency exchange contracts (in aggregate) that were designated as cash flow hedges of foreign exchange risk:

Product	Number of Instruments	Notional Sold in Aggregate in (“CAD”)	Notional Purchased in Aggregate in (“USD”)	USD to CAD Exchange Rates	Trade Date	Maturity Dates
CAD Forward	12	$45,550	$46,136	0.982—0.993	Sep 2012	Feb 2013— Dec 2013

The effective portion of changes in the fair value of derivatives designated that qualify as cash flow hedges of foreign exchange risk is recorded in AOCL in the Consolidated Balance Sheets and subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portions of the change in fair value of the derivative, as well as amounts excluded from the assessment of hedge effectiveness, are recognized directly in Cost of products sold in the Consolidated Statements of Operations.

Non-designated Hedges of Commodity Risk

Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to commodity price risk but do not meet the authoritative guidance for hedge accounting. From time to time, the Company enters into commodity forward contracts to fix the price of natural gas, diesel fuel, corn, wheat and soybean oil purchases and other commodities at a future delivery date. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in Cost of products sold in the Consolidated Statements of Operations.

As of December 30, 2012, the Company had the following derivative instruments that were not designated in qualifying hedging relationships:

Commodity Contracts	Number of Instruments	Notional Amount	Price/Index	Trade Dates	Maturity Dates
Diesel Fuel Contracts	4	8,712,304 Gallons	$3.64—$4.09 per Gallon	Sep 2011— June 2012	Jan 2013— June 2013
Corn Contracts	2	765,000 Bushels	$7.82—$7.85 per Bushel	Sep 2012	Feb 2013— Apr 2013

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification in the Consolidated Balance Sheets as of December 30, 2012 and December 25, 2011.

	Tabular Disclosure of Fair Values of Derivative Instruments
	Asset Derivatives		Liability Derivatives
Derivatives designated as hedging instruments	Balance Sheet Location	Fair Value as of December 30, 2012	Balance Sheet Location	Fair Value as of December 30, 2012

Interest Rate Contracts		$—	Other long- term liabilities	$3,807
Foreign Exchange Contracts	Other current assets	605		—
	Other assets, net	33		—

Total derivatives designated as hedging instruments		$638		$3,807

Derivatives not designated as hedging instruments
Commodity Contracts	Other current assets	525	Accrued liabilities	682

Total derivatives not designated as hedging instruments		$525		$682

Derivatives designated as hedging instruments	Balance Sheet Location	Fair Value as of December 25, 2011	Balance Sheet Location	Fair Value as of December 25, 2011

Interest Rate Contracts	Other assets, net	$1,335	Accrued liabilities	$7,836
Foreign Exchange Contracts	Other current assets	931		—

Total derivatives designated as hedging instruments		$2,266		$7,836

Derivatives not designated as hedging instruments
Commodity Contracts	Other current assets	$142	Accrued liabilities	$1,615

Total derivatives not designated as hedging instruments		$142		$1,615

The table below presents the effect of the Company’s derivative financial instruments in the Consolidated Statements of Operations and Accumulated other comprehensive loss (“AOCL”) for the fiscal years ended December 30, 2012 and December 25, 2011.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Tabular Disclosure of the Effect of Derivative Instruments

Gain/(Loss)
Derivatives in Cash Flow Hedging Relationships	Recognized in AOCL on Derivative (Effective Portion)	Effective portion reclassified from AOCL to:	Reclassified from AOCL into Earnings (Effective Portion)	Ineffective portion recognized in Earnings in:	Recognized in Earnings on Derivative (Ineffective Portion)
Interest Rate Contracts	$(7,028)	Interest expense	$(10,290)	Interest expense	$(241)
Foreign Exchange Contracts	(289)	Cost of products sold	(4)	Cost of products sold	(8)

Fiscal year ended December 30, 2012	$(7,317)		$(10,294)		$(249)

Interest Rate Contracts	$(3,364)	Interest expense	$(25,465)	Interest expense	$(9)
Foreign Exchange Contracts	(24)	Cost of products sold	(1,781)	Cost of products sold	274

Fiscal year ended December 25, 2011	$(3,388)		$(27,246)		$265

Interest Rate Contracts	$(22,773)	Interest expense	$(20,409)	Interest expense	$(568)
Foreign Exchange Contracts	(1,792)	Cost of products sold	(3,214)	Cost of products sold	(238)

Fiscal year ended December 26, 2010	$(24,565)		$(23,623)		$(806)

Derivatives Not Designated as Hedging Instruments		Recognized in Earnings in:	Recognized in Earnings on Derivative
Commodity Contracts		Cost of products sold	$(97)

Fiscal year ended December 30, 2012			$(97)

Commodity Contracts		Cost of products sold	$(1,337)

Fiscal year ended December 25, 2011			$(1,337)

Commodity Contracts		Cost of products sold	$(1,215)

Fiscal year ended December 26, 2010			$(1,215)

Credit risk-related Contingent Features

The Company has agreements with certain counterparties that contain a provision whereby the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company’s default on the indebtedness. As of December 30, 2012, the Company has not posted any collateral related to these agreements. If the Company had breached this provision at December 30, 2012, it could have been required to settle its obligations under the agreements at their termination value, which differs from the recorded fair value. The table below summarizes the aggregate fair values of those derivatives that contain credit risk-related contingent features as of December 30, 2012 and December 25, 2011.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

December 30, 2012

Asset/(Liability)
Counterparty	Contract Type	Termination Value	Performance Risk Adjustment	Accrued Interest	Fair Value (excluding interest)
Barclays	Interest Rate Contracts	$(2,063)	$31	$(128)	$(1,904)
	Foreign Exchange Contracts	—	—	—	—
	Commodity Contracts	(158)	—	—	(158)
Credit Suisse	Interest Rate Contracts	(2,063)	32	(128)	(1,903)
	Foreign Exchange Contracts	636	3	—	639

Total		$(3,648)	$66	$(256)	$(3,326)

December 25, 2011

Asset/(Liability)
Counterparty	Contract Type	Termination Value	Performance Risk Adjustment	Accrued Interest	Fair Value (excluding interest)
Barclays	Interest Rate Contracts	$(7,766)	$65	$(1,600)	$(6,101)
	Foreign Exchange Contracts	754	1	—	755
	Commodity Contracts	(1,473)	—	—	(1,473)
Credit Suisse	Interest Rate Contracts	(784)	38	(346)	(400)
	Foreign Exchange Contracts	176	—	—	176

Total		$(9,093)	$104	$(1,946)	$(7,043)

12. Commitments and Contingencies

General

From time to time, the Company and its operations are parties to, or targets of, lawsuits, claims, investigations, and proceedings, which are being handled and defended in the ordinary course of business. Although the outcome of such items cannot be determined with certainty, the Company’s general counsel and management are of the opinion that the final outcome of these matters will not have a material effect on the Company’s financial condition, results of operations or cash flows.

Lehman Brothers Special Financing

On June 4, 2010, Lehman Brothers Special Financing (LBSF) initiated a claim against the Company in LBSF’s bankruptcy proceeding for an additional payment from the Company of $19.7 million, related to certain derivative contracts which the Company had earlier terminated due to LBSF’s default as a result of its bankruptcy filing in 2008. On May 31, 2011, the Company and LBSF agreed to a settlement of LBSF’s June 4, 2010 claim. Under the terms of the settlement, the Company made a payment of $8.5 million during the third quarter of 2011 in return for LBSF’s full release of its claim.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Product Recall

On January 27, 2012, the Company issued a voluntary recall for certain Aunt Jemima frozen pancakes due to potential cross contamination with soy protein which may cause an allergic reaction in people who have a soy allergy. The cost impact of this recall net of insurance recoveries was $3.2 million, of which $1.1 million was recorded as an inventory write down in Cost of products sold in the Consolidated Statements of Operations in 2011. For the fiscal year ended December 30, 2012 costs pertaining to the recall, net of insurance recoveries, was $2.1 million and was primarily recorded as a reduction of Net Sales on the Consolidated Statement of Operations. These costs are reported in the Birds Eye Frozen segment. As of December 30, 2012, the reserves related to the recall remaining on the Company’s Consolidated Balance Sheets is $0.1 million in Accounts receivable reserves.

We have insurance coverage that is designed to protect us against this type of losses. This recall did not have a material adverse effect on our financial condition, operating results or our business. We do not expect this recall to have a lasting impact on the Aunt Jemima brand.

Minimum Contractual Payments

As of December 30, 2012, the Company had entered into non-cancellable lease and purchase contracts, with terms in excess of one year, requiring the following minimum payments:

Description	2013	2014	2015	2016	2017	Thereafter
Operating leases	$13,035	$10,599	$8,113	$7,009	$6,874	$27,754
Capital leases	4,666	4,230	3,724	3,063	1,206	11,026
Purchase Commitments (1)	592,084	59,095	17,092	6,010	5,750	55,450

(1)	The amounts indicated in this line primarily reflect future contractual payments, including certain take-or-pay arrangements entered into as part of the normal course of business. The amounts do not include obligations related to other contractual purchase obligations that are not take-or-pay arrangements. Such contractual purchase obligations are primarily purchase orders at fair value that are part of normal operations and are reflected in historical operating cash flow trends. Purchase obligations also include trade and consumer promotion and advertising commitments.

Rent expense under our operating leases was $13,861, $11,313 and $12,336 during the fiscal years ended December 30, 2012, December 25, 2011 and December 26, 2010, respectively.

13. Related Party Transactions

At the closing of its acquisition by Blackstone, the Company entered into an advisory agreement with an affiliate of Blackstone pursuant to which such entity or its affiliates provide certain strategic and structuring advice and assistance to the Company. In addition, under this agreement, affiliates of Blackstone provide certain monitoring, advisory and consulting services to the Company for an aggregate annual management fee equal to the greater of $2,500 or 1.0% of Covenant Compliance EBITDA (as defined in the credit agreement governing the Company’s Senior Secured Credit Facility). Affiliates of Blackstone also receive reimbursement for out-of-pocket expenses. Expenses relating to the management fee were $4,650, $4,600 and $4,500 in the fiscal years ended December 30, 2012, December 25, 2011 and December 26, 2010, respectively. Management fee expenses were recorded in administrative expenses in the Consolidated Statements of Operations. The Company reimbursed Blackstone for out-of-pocket expenses totaling $160 and $55 in the fiscal years ended December 30, 2012 and December 26, 2010. There were no out-of-pocket expenses reimbursed to Blackstone in the fiscal year ended December 25, 2011.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Supplier Costs

Graham Packaging, which was formerly controlled by affiliates of Blackstone, supplies packaging for some of the Company’s products. Purchases from Graham Packaging were $7,813 and $6,601 in the fiscal years ended December 25, 2011 and December 26, 2010, respectively. On September 8, 2011, Graham Packaging announced the completion of its acquisition by Reynolds Group Holdings Limited, and thus ceased to be a related party.

Customer Purchases

Performance Food Group Company, which is controlled by affiliates of Blackstone, is a foodservice supplier that purchases products from the Company. Sales to Performance Food Group Company were $5,672, $4,768 and $5,885 in the fiscal years ended December 30, 2012, December 25, 2011 and December 26, 2010, respectively. As of December 30, 2012 and December 25, 2011 amounts due from Performance Food Group Company were $68 and $113, respectively and were recorded on the Accounts receivable, net of allowances line in the Consolidated Balance Sheets.

Interest Expense

For the fiscal years ended December 30, 2012, December 25, 2011 and December 26, 2010, fees and interest expense recognized in the Consolidated Statements of Operations for debt to affiliates of Blackstone Advisors L.P. totaled $3,330, $6,172 and $4,996, respectively. As of December 30, 2012 and December 25, 2011, interest accrued on debt to related parties was $173 and $410, respectively and was recorded on the Accrued liabilities line in the Consolidated Balance Sheets.

14. Segments

The Company is a leading producer, marketer and distributor of high quality, branded food products in North America. The Company manages the business in three operating segments: Birds Eye Frozen, Duncan Hines Grocery and Specialty Foods.

The Birds Eye Frozen Division manages its Leadership Brands in the United States retail frozen vegetables (Birds Eye), frozen complete bagged meals (Birds Eye Voila!), and frozen prepared seafood (Van de Kamp’s and Mrs. Paul’s) categories, as well as its Foundation Brands in the full-calorie single-serve frozen dinners and entrées (Hungry-Man), frozen pancakes / waffles / French toast (Aunt Jemima), frozen and refrigerated bagels (Lender’s) and frozen pizza for one (Celeste) categories.

The Duncan Hines Grocery Division manages its Leadership Brands in the cake / brownie mixes and frostings (Duncan Hines), shelf-stable pickles (Vlasic), and table syrups (Mrs. Butterworth’s and Log Cabin) categories, and its Foundation Brands in the canned meat (Armour, Nalley, Brooks), pie and pastry fruit fillings (Comstock, Wilderness), barbecue sauces (Open Pit) and salad dressing (Bernstein’s) categories as well as all Canadian operations. We refer to the sum of the Birds Eye Frozen segment and the Duncan Hines Grocery segment as the North American retail businesses.

The Specialty Foods Division consists of snack products (Tim’s Cascade and Snyder of Berlin) and the foodservice and private label businesses.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Segment performance is evaluated by the Company’s Chief Operating Decision Maker and is based on earnings before interest and taxes. Transfers between segments and geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each segment or geographic region. Corporate assets consist of prepaid and deferred tax assets. Unallocated corporate expenses consist of corporate overhead such as executive management and finance and legal functions.

	Fiscal year
SEGMENT INFORMATION	December 30, 2012	December 25, 2011	December 26, 2010
	53 weeks	52 weeks	52 weeks
Net sales
Birds Eye Frozen	$1,103,093	$1,100,751	$1,065,860
Duncan Hines Grocery	978,615	966,068	958,045
Specialty Foods	396,777	402,743	412,798

Total	$2,478,485	$2,469,562	$2,436,703

Earnings (loss) before interest and taxes
Birds Eye Frozen	$178,184	$97,155	$114,459
Duncan Hines Grocery	120,746	157,316	158,819
Specialty Foods	23,503	(40,317)	27,098
Unallocated corporate expenses	(38,839)	(30,888)	(35,224)

Total	$283,594	$183,266	$265,152

Depreciation and amortization
Birds Eye Frozen	$38,667	$42,130	$34,149
Duncan Hines Grocery	41,400	29,268	24,177
Specialty Foods	18,056	17,078	19,723

Total	$98,123	$88,476	$78,049

Capital expenditures*
Birds Eye Frozen	$41,885	$80,884	$48,291
Duncan Hines Grocery	25,729	31,171	35,315
Specialty Foods	12,213	16,491	11,253

Total	$79,827	$128,546	$94,859

GEOGRAPHIC INFORMATION
Net sales
United States	$2,454,737	$2,442,540	$2,409,548
Canada	84,708	84,832	82,870
Intercompany	(60,960)	(57,810)	(55,715)

Total	$2,478,485	$2,469,562	$2,436,703

*	Includes new capital leases.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

SEGMENT INFORMATION	December 30, 2012	December 25, 2011
Total assets
Birds Eye Frozen	$1,978,668	$2,028,104
Duncan Hines Grocery	1,965,002	1,978,813
Specialty Foods	356,722	372,786
Corporate	99,596	71,918

Total	$4,399,988	$4,451,621

GEOGRAPHIC INFORMATION
Long-lived assets
United States	$493,640	$501,245
Canada	26	38

Total	$493,666	$501,283

15. Taxes on Earnings

The components of the provision (benefit) for income taxes are as follows:

Provision (benefit) for income taxes	Fiscal year ended
	December 30, 2012	December 25, 2011	December 26, 2010
Current
Federal	$(635)	$(1,186)	$215
State	1,940	2,339	2,065
Non-U.S.	467	426	737

	1,772	1,579	3,017

Deferred
Federal	28,433	23,911	9,318
State	2,520	(3,377)	(4,936)
Non-U.S.	(24)	(10)	—

	30,929	20,524	4,382

Provision (benefit) for income taxes	$32,701	$22,103	$7,399

Earnings (loss) before income taxes
United States	83,677	$(26,558)	$27,253
Non-U.S.	1,543	1,747	2,183

Total	$85,220	$(24,811)	$29,436

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

The effective tax rate differs from the federal statutory income tax rate as explained below:

Effective Income Tax Rate	Fiscal year ended
	December 30, 2012	December 25, 2011	December 26, 2010

Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes (net of federal benefit)	3.4%	8.4%	(3.7)%
Tax effect resulting from international activities	0.4%	(0.5)%	1.8%
Change in deferred tax valuation allowance	—%	(8.0)%	—%
Non-deductible expenses	0.8%	(1.5)%	6.8%
Goodwill and other long-lived intangibles impairment	—	(141.4)%	—
Tax credits	0.2%	1.2%	(2.0)%
Uncertain tax positions	(1.5)%	15.9%	2.6%
Out of period adjustment	—	—%	(14.4)%
Other	0.1%	1.8%	(1.0)%

Effective income tax rate	38.4%	(89.1)%	25.1%

Deferred Tax Assets and Liabilities
	December 30, 2012	December 25, 2011
Accrued liabilities	$18,298	$11,468
Inventories	12,173	15,447
Benefits and compensation	18,645	19,135
Hedges	1,362	3,933
Assets held for sale	3,738	—
Net operating loss carryforwards	326,667	338,718
Federal & state tax credits	10,529	12,101
Postretirement benefits	37,881	33,160
Alternative minimum tax	1,901	1,901
Other	2,815	1,398

Subtotal	434,009	437,261
Valuation allowance	(13,354)	(14,202)

Total net deferred tax assets	420,655	423,059

Other intangible assets	(697,043)	(677,393)
Partnership interest	(8,902)	(8,885)
Plant assets	(82,992)	(80,767)
Unremitted earnings	(2,560)	(2,240)
Other	(1,488)	(631)

Total deferred tax liabilities	(792,985)	(769,916)

Net deferred tax asset (liability)	$(372,330)	$(346,857)

Amounts recognized in the Consolidated Balance Sheets
Current net deferred tax assets	99,199	$71,109
Long-term net deferred tax liability	(471,529)	(417,966)

Net deferred tax liability	$(372,330)	$(346,857)

Pursuant to a tax sharing agreement among Pinnacle Foods, Inc (“PF”), and other members of the PF affiliated group, each member is liable for its share of the federal income tax liability of the consolidated group.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Income taxes are accounted for in accordance with the authoritative guidance for accounting for income taxes under which deferred tax assets and liabilities are determined based on the difference between the financial statement basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. For the fiscal years ended December 30, 2012 and December 25, 2011, the Company recorded a $0.7 million charge and $2.6 million benefit, respectively, to the state income tax provision reflecting a change in the effective tax rate as a result of changes to our manufacturing footprint and state legislative changes enacted during the respective fiscal years. For the year ended December 26, 2010, the Company recorded a $2.2 million benefit to the state income tax provision reflecting a change in the effective tax rate as a result of restructuring following the Birds Eye integration.

The authoritative guidance for accounting for income taxes requires that a valuation allowance be established when it is “more likely than not” that all or a portion of deferred tax assets will not be realized. The Company regularly evaluates its deferred tax assets for future realization. A review of all available positive and negative evidence must be considered, including a company’s performance, the market environment in which the company operates, the utilization of past tax credits, length of carryback and carryforward periods, and existing contracts or sales backlog that will result in future profits. Based on a review of both the positive and negative evidence, it was determined that the Company had sufficient positive evidence to outweigh any negative evidence and support that it was more likely that not that substantially all of the deferred tax assets would be realized.

The Company recognizes investment tax credits under the flow through method. For the fiscal years ended December 30, 2012, December 25, 2011 and December 26, 2010, a net charge of $1.3 million, and net benefits of $1.2 million and $0.1 million, respectively, were recorded in the Provision for income taxes line of the Consolidated Statements of Operations.

For the fiscal year ended December 26, 2010, the Company recorded an out of period adjustment of $4.2 million to correct errors related to the reversal of the Company’s income tax valuation allowance as of December 27, 2009. Since this adjustment was not material to prior years’ financial statements, the Company recorded the adjustment in the financial statements for the fiscal year ended December 26, 2010.

PF, is a loss corporation as defined by Internal Revenue Code Section 382. Section 382 places an annual limitation on PF’s ability to utilize a portion of our Net Operating Loss Carryovers (NOLCs) and other attributes to reduce future taxable income. As of December 30, 2012, PF has federal NOLCs of $1,099.0 million, of which $237.2 million of the carryovers exceed the estimated available Section 382 limitation. PF reduced its deferred tax assets for this limitation. Of the remaining $861.8 million of NOLCs, $636.1 million are subject to the various Section 382 limitations which will limit the amount of NOLCs that can be utilized in any given year. It is expected that PF’s annual Section 382 limitation going forward will approximate $17.0 million to $23.0 million, adjusted for certain built in gain recognition items (as defined in Section 382) and pending resolution of certain tax matters. Approximately $225 million of the NOLCs are not subject to Section 382 limitations. PF’s NOLCs and certain other tax attributes generated prior to December 23, 2009 may not be utilized to offset Birds Eye income from recognized built in gains that existed at the acquisition date, through December 2014, pursuant to Internal Revenue Code Section 384.

PF’s federal NOLCs have expiration periods from 2017 through 2031. PF and its subsidiaries also have state tax NOLCs that are limited and vary in amount by jurisdiction. State net operating losses are approximately $592.0 million with expiration periods beginning in 2013 through 2032. State tax credits total $9.3 million of which $3.4 million expire on or before 2028. The remaining $5.9 million of state credits do not expire, except upon the occurrence of specific events. The Company’s foreign net operating losses of $0.9 million expire on or before December 2021.

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

As of December 30, 2012 our valuation allowance for state NOLCs and credits is $12.5 million and the foreign valuation allowance is $0.9 million.

Following are the changes in the deferred tax valuation allowance:

	Beginning Balance	Additions	Acquisitions	Deductions	Ending Balance
Fiscal year ended December 30, 2012	$14,202	$474	$—	$(1,322)	$13,354
Fiscal year ended December 25, 2011	8,284	6,187	—	(269)	14,202
Fiscal year ended December 26, 2010	14,792	—	(5,721)	(787)	8,284

A reconciliation of the beginning and ending amount of gross unrecognized tax positions is as follows:

	Fiscal year ended
	December 30, 2012	December 25, 2011	December 26, 2010
Gross unrecognized tax positions at beginning of year	$9,764	$13,515	$3,410
Increase for tax positions related to prior periods	199	646	9,722
Decrease for tax positions related to prior periods	(509)	(4,133)	—
Increase for tax positions related to the current period	679	558	630
Decrease related to settlement with tax authorities	(1,580)	(822)	(163)
Reductions due to lapse of applicable statutes of limitations	(46)	—	(84)

Gross unrecognized tax positions at end of year	$8,507	$9,764	$13,515

The Company’s liability for unrecognized tax positions as of December 30, 2012 was $8,507, reflecting a net decrease of $1,257 principally for settlement of uncertainties related to federal and foreign tax matters. A benefit of $1,435 was recognized in the provision for income taxes resulting from the settlement of tax examinations. The amount that, if recognized, would impact the effective tax rate as of December 30, 2012 was $1,986. From time to time, various taxing authorities may audit the Company’s tax returns. It is reasonably possible that a decrease in the uncertain tax positions of approximately $699 may occur within the next twelve months due to the lapse of certain statute of limitations or resolution of uncertainties.

The Company recorded interest and penalties associated with uncertain tax positions as a benefit of $157 and $743, and a charge of $266 to the provision for income taxes for the fiscal years ended December 30, 2012, December 25, 2011 and December 26, 2010, respectively. The Company’s liability includes accrued interest and penalties of $332 and $489 as of December 30, 2012 and December 25, 2011, respectively.

The Company files income tax returns with the U.S. federal government and various state and international jurisdictions. With few exceptions, as noted below, the Company’s 1999 and subsequent federal and state tax years remain open by statute, principally relating to NOLCs. With limited exception for certain states, Federal and state tax years for pre-acquisition periods (2009 and earlier) of Birds Eye Food Inc. are either closed by statute or by completed tax examinations. International jurisdictions remain open for the fiscal 2006, fiscal 2010 and subsequent periods. As a matter of course, from time to time various taxing authorities may audit the Company’s tax returns and the ultimate resolution of such audits could result in adjustments to amounts

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

recognized by the Company. Audits of the Company’s federal income tax returns were completed in 2012 by the Canada Revenue Agency for the fiscal years ended December 28, 2008 and December 27, 2009, and the IRS for the fiscal years ended December 27, 2009 and December 26, 2010, respectively. The Company is currently under audit by various state tax jurisdictions. At this time, an estimate of the range of reasonably possible outcomes cannot be made. We do not anticipate these possible outcomes will have a significant impact on the results of operations, our financial position or our cash flows.

16. Quarterly Results (Unaudited)

Summarized quarterly financial data is presented below

	Quarter Ended
	March 2012	June 2012	September 2012	December 2012	Fiscal 2012
Net sales	$616,925	$588,595	$567,905	$705,060	$2,478,485
Cost of products sold	481,248	456,439	438,564	517,685	1,893,936

Gross profit	135,677	132,156	129,341	187,375	584,549

Net earnings (loss)	9,539	(10,560)	9,878	43,662	52,519

	Quarter Ended
	March 2011	June 2011	September 2011	December 2011	Fiscal 2011
Net sales	$606,311	$602,023	$574,746	$686,482	$2,469,562
Cost of products sold	452,916	460,346	440,496	500,938	1,854,696

Gross profit	153,395	141,677	134,250	185,544	614,866

Net earnings (loss)	20,252	7,581	12,777	(87,524)	(46,914)

Net earnings during fiscal 2012 and fiscal 2011 were affected by the following charges (credits):

	Quarter Ended
	March 2012	June 2012	September 2012	December 2012	Fiscal 2012
Cost of products sold
Restructuring charges (see note 8)	$2,152	$3,537	$14,078	$9,432	$29,199
Restructuring related expenses (a)	1,327	1,513	2,082	3,074	7,996
Aunt Jemima product recall (b)	3,722	(500)	—	(1,150)	2,072
Research and development expenses
Restructuring charges (see note 8)	—	914	465	1,417	2,796
Other expense (income), net
Tradename Impairment charges (c)	—	—	—	520	520
Redemption premium on the early extinguishment of debt (see Note 5)	—	10,785	3,470	—	14,255

PINNACLE FOODS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

	Quarter Ended
	March 2011	June 2011	September 2011	December 2011	Fiscal 2011
Cost of products sold
Restructuring charges (see note 8)	$2,865	$7,567	$3,280	$3,884	$17,596
Aunt Jemima product recall (b)	—	—	—	1,145	1,145
Goodwill impairment charge
Impairment charges (c)	—	—	—	122,900	122,900

Other expense (income), net
Tradename Impairment charges (d)	—	—	—	25,300	25,300
Lehman Brothers Specialty Financing settlement (see Note 5)	—	8,500	—	—	8,500

Interest expense
Amortization of deferred mark-to-market on terminated swap (see Note 11)	705	507	473	434	2,119

(a)	Restructuring related expenses include plant enhancement expenses, removal and transfer of equipment and consulting and engineering costs for restructuring projects.
(b)	On January 27, 2012 we issued a voluntary recall for certain Aunt Jemima frozen pancakes due to potential cross contamination with soy protein which may cause allergic reaction for people who have a soy allergy (See Note 12 for additional information).
(c)	Goodwill impairment charges consist of the following:
•	Fourth quarter 2011—Goodwill Impairment charges of $51,700, $49,700 and $21,500 on the Frozen Breakfast, Private Label and Foodservice reporting units, respectively.
(d)	Tradename impairment charges consist of the following:
•	Fourth quarter 2012—$520 on Bernstein’s.
•	Fourth quarter 2011—$23,700, $1,200 and $400 on the Aunt Jemima breakfast, Lender’s and Bernstein’s tradenames, respectively.

HUNGRY-MAN
Aunt Jemima
Van de Kamp's
Crunchy Fish Sticks
Fish Sandwich Fillets
ORIGINAL RECIPE
Mrs. Paul's
CRUNCHY FISH STICKS
FISH SANDWICH FILLETS
ORIGINAL RECIPE
Celeste
Celeste
BIRDS EYE
Voila!
Beef Lo Mein
BIRDS EYE
Voila!
Garlic Chicken
BIRDS EYE
Steamfresh
BIRDS EYE
Steamfresh
Chef's Favorites
BIRDS EYE
MIXED VEGETABLES
BIRDS EYE
TERIYAKI STIR-FR
BIRDS EYE
BROCCOLI FLORETS
Lender's
Tim's
POTATO CHIPS
Original
lightly salted
Snyder
ORIGINAL
BAR-B-Q
POTATO CHIPS
Farmer's Garden
by vlasic
Duncan Hines
Caramel
Duncan Hines
DECADENT
RED VELVET CUPCAKE
Duncan Hines
Chocolate
Duncan Hines
chewy fudge brownies
Duncan Hines
Classic Yellow
Duncan Hines
Creamy
COMSTOCK
WILDERNESS
MORE FRUIT
BLUEBERRY
vlasic
STACKERS
vlasic
Frosting Creations
BROOKS
CHILI HOT BEANS
Nalley
JALAPENO HOT
CHILI
Country Kitchen
BERNSTEIN'S
Balsamic Italian
OPEN PIT
OPEN PIT
ARMOUR
Vienna Sausage
ORIGINAL
ARMOUR
Mrs. Butter-worth's
LOG CABIN
Original

             Shares

Pinnacle Foods Inc.

Common Stock

Prospectus

                    , 2013

Barclays

BofA Merrill Lynch

Credit Suisse

Goldman, Sachs & Co.

Morgan Stanley

UBS Investment Bank

Blackstone Capital Markets

BMO Capital Markets

C.L. King & Associates

Janney Montgomery Scott

Macquarie Capital

Piper Jaffray

Stephens Inc.

Stifel

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of common stock being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and The New York Stock Exchange listing fee.

SEC registration fee		$86,273
FINRA filing fee		95,375
The New York Stock Exchange listing fee			*
Printing fees and expenses			*
Legal fees and expenses			*
Blue sky fees and expenses			*
Registrar and transfer agent fees			*
Accounting fees and expenses			*
Miscellaneous expenses			*

Total	$		*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability. We will enter into indemnification agreements with our director nominees that provide for us to indemnify them to the fullest extent permitted by Delaware law.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our amended and restated bylaws will provide that we must indemnify, and advance expenses to, our directors and officers to the full extent authorized by the DGCL.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the Board of Directors pursuant to the applicable procedure outlined in the amended and restated bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities.

Within the past three years, the Registrant has granted or issued the following securities of the Registrant which were not registered under the Securities Act of 1933, as amended (the “Securities Act”).

During the year ended December 26, 2010, Peak Holdings LLC purchased 1,125.69 shares of our common stock. During the year ended December 25, 2011, Peak Holdings LLC purchased 810.82 shares of our common stock. There were no shares purchased during the year ended December 30, 2012.

During the year ended December 25, 2011, an employee exercised 88 stock options at an exercise price of $465.31, which resulted in the issuance of 88 shares of our common stock. During the year ended December 30, 2012, employees exercised 201 stock options at exercise prices ranging from $458.17 to $554.99, which resulted in the issuance of 201 shares of our common stock.

The sale of the above securities were exempt from the registration requirements of the Securities Act as transactions by an issuer not involving a public offering in reliance on Section 4(2) of the Securities Act. No sales involved underwriters, underwriting discounts or commissions or public offerings of securities of the Registrant.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules. The following Financial Statements Schedule is included herein:

Schedule I—Condensed Financial Information of Registrant.

Item 17. Undertakings.

(1) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(3) The undersigned Registrant hereby undertakes that:

(A)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Parsippany, New Jersey, on March 6, 2013.

Pinnacle Foods Inc.

By:	/s/ Craig Steeneck
Name: Craig Steeneck
Title: Executive Vice President & Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 6, 2013.

Signature	Capacity

*	Chief Executive Officer; Director (Principal Executive Officer)
Robert J. Gamgort

/s/ Craig Steeneck	Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)
Craig Steeneck

*	Director
Roger Deromedi

*	Director
Jason Giordano

*	Director
Prakash A. Melwani

*	Director
Jeff Overly

*	Director
Raymond P. Silcock

*	Director
Ann Fandozzi

* By	/s/ Craig Steeneck
Craig Steeneck as Attorney in Fact

EXHIBIT INDEX

Exhibit No.	Description
1.1***	Form of Underwriting Agreement by and among Pinnacle Foods Inc. and the underwriters named therein

3.1*	Form of Amended and Restated Certificate of Incorporation of Pinnacle Foods Inc.

3.2*	Form of Amended and Restated Bylaws of Pinnacle Foods Inc.

4.1*	Form of Stock Certificate for Common Stock

4.2	Senior Notes Indenture, dated as of April 2, 2007, among Pinnacle Foods Finance LLC and Pinnacle Foods Finance Corp., the Guarantors listed therein and Wilmington Trust Company, as Trustee (previously filed as Exhibit 4.1 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).

4.3	Supplemental Senior Notes Indenture, dated as of December 23, 2009, by and among Birds Eye Holdings, Inc., Birds Eye Group, Inc., Kennedy Endeavors Incorporated, Seasonal Employers, Inc., BEMSA Holding, Inc., GLK Holdings, Inc., GLK, LLC, Rochester Holdco, LLC and Wilmington Trust Company (previously filed as Exhibit 4.1 to the Current Report on Form 8-K of Pinnacle Foods Finance LLC filed with the SEC on December 24, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).

4.4	Supplemental Indenture, dated as of December 23, 2009, among Pinnacle Foods Group LLC, Pinnacle Foods International Corp. and Wilmington Trust Company (previously filed as Exhibit 4.1 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on May 9, 2012 (Commission File Number: 333-148297) and incorporated herein by reference).

4.5	Senior Notes Indenture, dated as of August 17, 2010, among Pinnacle Foods Finance LLC and Pinnacle Foods Finance Corp., the Guarantors listed therein and Wilmington Trust, National Association (as successor by merger to Wilmington Trust FSB), as Trustee (previously filed as Exhibit 4.2 to the Registration Statement on Form S-4 filed with the SEC on October 5, 2010 (Commission File Number: 333-148297) and incorporated herein by reference).

5.1***	Opinion of Simpson Thacher & Bartlett LLP

10.1	Fifth Amendment and Restatement Agreement, dated as of April 17, 2012, among Pinnacle Foods Finance LLC, as borrower, Peak Finance Holdings LLC, as holdings, the guarantors party thereto, Barclays Bank PLC, administrative agent, collateral agent and swingline lender and the other lenders party thereto (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on August 8, 2012 (Commission File Number: 333-148297) and incorporated herein by reference).

10.2	First Amendment to the Amended and Restated Credit Agreement, dated August 30, 2012, by and among Pinnacle Foods Finance LLC, Peak Finance Holdings LLC, Barclays Bank PLC, the guarantors party thereto and the other lenders party thereto (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on November 7, 2012 (Commission File Number: 333-148297) and incorporated herein by reference).

10.3	Security Agreement, dated as of April 2, 2007, among Peak Finance LLC (to be merged with and into Pinnacle Foods Finance LLC) as Borrower, Peak Finance Holdings LLC as Holdings, certain Subsidiaries of Borrower and Holdings identified therein and Lehman Commercial Paper Inc. (previously filed as Exhibit 4.9 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).

Exhibit No.	Description
10.4	Guaranty, dated as of April 2, 2007, among Peak Finance Holdings LLC, certain Subsidiaries of Pinnacle Foods Finance LLC and Holdings identified therein and Lehman Commercial Paper Inc. (previously filed as Exhibit 4.10 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).

10.5	Intellectual Property Security Agreement, dated as of April 2, 2007, among Peak Finance LLC (to be merged with and into Pinnacle Foods Finance LLC) as Borrower, Peak Finance Holdings LLC as Holdings, certain Subsidiaries of Borrower and Holdings identified therein and Lehman Commercial Paper Inc. (previously filed as Exhibit 4.11 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).

10.6	Amended and Restated Transaction and Advisory Fee Agreement, dated as of November 18, 2009, between Pinnacle Foods Finance LLC and Blackstone Management Partners V L.L.C. (previously filed as Exhibit 10.1 to the Current Report on Form 8-K of Pinnacle Foods Finance LLC filed with the SEC on December 24, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).

10.7	Securityholders Agreement, dated as of April 2, 2007, among Peak Holdings LLC and the other parties thereto (previously filed as Exhibit 10.15 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).

10.8	Securityholders Agreement, dated as of September 21, 2007 among Pinnacle Foods Inc. (formerly Crunch Holding Corp.) and the other parties hereto (previously filed as Exhibit 10.18 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).

10.9*	Form of Stockholders Agreement of Pinnacle Foods Inc.

10.10*	Form of Registration Rights Agreement among Pinnacle Foods Inc. and certain of its stockholders.

10.11***	Form of Amendment and Termination Agreement of Amended and Restated Transaction and Advisory Fee Agreement between Pinnacle Foods Finance LLC and Blackstone Management Partners V L.L.C.

10.12	Tax Sharing Agreement, dated as of November 25, 2003 and amended as of December 23, 2009 and March 25, 2011, by and among Pinnacle Foods Inc. (formerly Crunch Holding Corp.), Pinnacle Foods Holding Corporation, Pinnacle Foods Corporation, Pinnacle Foods Management Corporation, Pinnacle Foods Brands Corporation, PF Sales (N. Central Region) Corp., PF Sales, LLC, PF Distribution, LLC, PF Standards Corporation, Pinnacle Foods International Corp., Peak Finance Holdings LLC, Pinnacle Foods Finance Corp., Pinnacle Foods Finance LLC, Pinnacle Foods Fort Madison LLC and Pinnacle Foods Group LLC, BEMSA Holding, Inc., Birds Eye Foods, Inc., Birds Eye Holdings, Inc., Birds Eye Group, Inc., GLK Holdings, Inc., Kennedy Endeavors, Incorporated, Rochester Holdco LLC, and Seasonal Employers, Inc. (previously filed as Exhibit 10.10 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on May 11, 2011 (Commission File Number: 333-148297) and incorporated herein by reference).

10.13	Trademark License Agreement by and between The Dial Corporation and Conagra, Inc., dated July 1, 1995 (previously filed as Exhibit 10.33 to the Annual Report on Form 10-K of Pinnacle Foods Group Inc. for the fiscal year ended December 25, 2005 (Commission File Number: 333-118390) and incorporated herein by reference).

10.14	Swanson Trademark License Agreement (U.S.) by and between CSC Brands, Inc. and Vlasic International Brands Inc., dated as of March 24, 1998 (previously filed as Exhibit 10.27 to the Registration Statement on Form S-4 of Pinnacle Foods Group Inc. filed with the SEC on August 20, 2004 (Commission File Number: 333-1183900) and incorporated herein by reference).

Exhibit No.	Description
10.15	Swanson Trademark License Agreement (Non-U.S.) by and between Campbell Soup Company and Vlasic International Brands Inc., dated as of March 26, 1998 (previously filed as Exhibit 10.28 to the Registration Statement on Form S-4 of Pinnacle Foods Group Inc. filed with the SEC on August 20, 2004 (Commission File Number: 333-118390) and incorporated herein by reference).

10.16	Trademark License Agreement, dated as of July 9, 1996, by and between The Quaker Oats Company, The Quaker Oats Company of Canada Limited and Van de Kamp’s, Inc. (previously filed as Exhibit 10.21 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).

10.17	Trademark License Agreement, dated August 19, 2002, by and between Voila Bakeries, Inc. and Agrilink Foods, Inc. (previously filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on May 9, 2012 (Commission File Number: 333-148297) and incorporated herein by reference).

10.18	Technology Sharing Agreement by and between Campbell Soup Company and Vlasic Foods International Inc., dated as of March 26, 1998 (previously filed as Exhibit 10.29 to the Registration Statement on Form S-4 of Pinnacle Foods Group Inc. with the SEC on August 20, 2004 (Commission File Number: 333-118390) and incorporated herein by reference).

10.19**	Employment Agreement, dated April 2, 2007 (Craig Steeneck) (previously filed as Exhibit 10.4 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).

10.20**	Peak Holdings LLC 2007 Unit Plan, effective as of April 2, 2007 (previously filed as Exhibit 10.16 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).

10.21**	Peak Holdings LLC Form of Award Management Unit Subscription Agreement (previously filed as Exhibit 10.17 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).

10.22**	Pinnacle Foods Inc. (formerly Crunch Holding Corp.) 2007 Stock Incentive Plan, effective as of August 8, 2007 (previously filed as Exhibit 10.19 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).

10.23**	Pinnacle Foods Inc. (formerly Crunch Holding Corp.) 2007 Stock Incentive Plan Form of Nonqualified Stock Option Agreement (previously filed as Exhibit 10.20 to the Registration Statement on Form S-4 of Pinnacle Foods Finance LLC filed with the SEC on December 21, 2007 (Commission File Number: 333-148297) and incorporated herein by reference).

10.24**	Supplemental Peak Holdings LLC Management Unit Subscription Agreement, dated June 11, 2007 (Craig Steeneck) (previously filed as Exhibit 10.23 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 3, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).

10.25**	Modification of the Supplemental Peak Holdings LLC Management Unit Subscription Agreement, dated February 27, 2009 (Craig Steeneck) (previously filed as Exhibit 10.25 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 3, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).

Exhibit No.	Description
10.26**	Modification of the Peak Holdings LLC Form of Award Management Unit Subscription Agreement (previously filed as Exhibit 10.26 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 3, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).

10.27**	Modification of the Pinnacle Foods Inc. (formerly Crunch Holding Corp.) 2007 Stock Incentive Plan Form of Nonqualified Stock Option Agreement (previously filed as Exhibit 10.27 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 3, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).

10.28**	Employment offer letter dated May 25, 2001 (Lynne M. Misericordia) (previously filed as Exhibit 10.30 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 3, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).

10.29**	Employment offer letter dated May 25, 2001 (M. Kelley Maggs) (previously filed as Exhibit 10.31 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 3, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).

10.30**	Employment Agreement, dated July 13, 2009 (Robert J. Gamgort) (previously filed as Exhibit 10.33 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on August 12, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).

10.31**	Peak Holdings LLC Management Unit Subscription Agreement, dated July 13, 2009 (Robert J. Gamgort) (previously filed as Exhibit 10.34 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on August 12, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).

10.32**	Amendment to Director Services Agreement, dated July 31, 2009 (Roger Deromedi) (previously filed as Exhibit 10.35 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on August 12, 2009 (Commission File Number: 333-148297) and incorporated herein by reference).

10.33**	Employment offer letter dated October 28, 2008 (Sara Genster Robling) (previously filed as Exhibit 10.39 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 23, 2010 (Commission File Number: 333-148297) and incorporated herein by reference).

10.34**	Employment offer letter dated June 3, 2010 (Mark L. Schiller) (previously filed as Exhibit 10.41 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on August 9, 2010 (Commission File Number: 333-148297) and incorporated herein by reference).

10.35	Lease, dated May 23, 2001, between Brandywine Operating Partnership, L.P. and Pinnacle Foods Corporation (Cherry Hill, New Jersey) (previously filed as Exhibit 10.25 to the Registration Statement on Form S-4 of Pinnacle Foods Group Inc. filed with the SEC on August 20, 2004 (Commission File Number: 333-118390) and incorporated herein by reference).

10.36	Lease, dated August 10, 2001, between 485 Properties, LLC and Pinnacle Foods Corporation (Mountain Lakes, New Jersey); Amendment No. 1, dated November 23, 2001; Amendment No. 2, dated October 16, 2003 (previously filed as Exhibit 10.26 to the Registration Statement on Form S-4 of Pinnacle Foods Group Inc. filed with the SEC on August 20, 2004 (Commission File Number: 333-118390) and incorporated herein by reference).

10.37	Amendment to Lease Agreement, dated February 10, 2007 (previously filed as Exhibit 10.1 to the Current Report on Form 8-K of Pinnacle Foods Group Inc. filed with the SEC on February 15, 2007 (Commission File Number: 333-118390) and incorporated herein by reference).

Exhibit No.	Description
10.38	Lease, dated April 15, 2010, between Woodcrest Road Associates, L.P. and Pinnacle Foods Group LLC (Cherry Hill, New Jersey) (previously filed as Exhibit 10.40 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on August 9, 2010 (Commission File Number: 333-148297) and incorporated herein by reference).

10.39**	Terms of Employment letter dated February 7, 2011 (Antonio F. Fernandez) (previously filed as Exhibit 10.43 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 10, 2011 (Commission File Number: 333-148297) and incorporated herein by reference).

10.40**	Amendment to Employment Agreement. (Robert J. Gamgort) (previously filed as Exhibit 10.44 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 10, 2011 (Commission File Number: 333-148297), and incorporated herein by reference).

10.41	Lease, dated December 14, 2010 between Jeffroad Green, LLC and Pinnacle Foods Group LLC (Parsippany, New Jersey) (previously filed as Exhibit 10.45 to the Quarterly Report on Form 10-Q of Pinnacle Foods Finance LLC filed with the SEC on May 11, 2011 (Commission File Number: 333-148297) and incorporated herein by reference).

10.42**	Modification of Peak Holdings LLC Management Unit Subscription Agreement (previously filed as Exhibit 10.41 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 5, 2013 (Commission File Number: 333-148297) and incorporated herein by reference).

10.43**	Modification of the Pinnacle Foods Inc. (formerly Crunch Holding Corp.) 2007 Stock Incentive Plan Form of Nonqualified Stock Option Agreement (previously filed as Exhibit 10.42 to the Annual Report on Form 10-K of Pinnacle Foods Finance LLC filed with the SEC on March 5, 2013 (Commission File Number: 333-148297) and incorporated herein by reference).

10.44*	Form of Pinnacle Foods Inc. 2013 Omnibus Incentive Plan

10.45*	Form of Restricted Stock Agreement

10.46*	Form of Nonqualified Stock Option Agreement

21.1†	List of Subsidiaries

23.1***	Consent of Simpson Thacher & Bartlett LLP (included in exhibit 5.1)

23.2*	Consent of Deloitte & Touche LLP

24.1†	Power of Attorney (included in the signature page to this Registration Statement)

*	Filed herewith.
**	Identifies exhibits that consist of a management contract or compensatory plan or arrangement.
***	To be filed by amendment.
†	Previously filed.

PARENT COMPANY INFORMATION

PINNACLE FOODS INC

SCHEDULE I—CONDENSED FINANCIAL STATEMENTS

(thousands of dollars)

STATEMENTS OF OPERATIONS

	Fiscal year ended
	December 30, 2012	December 25, 2011	December 26, 2010
Equity in earnings (loss) of investees	$52,519	$(46,914)	$22,037

Net earnings (loss)	$52,519	$(46,914)	$22,037

Comprehensive (loss) earnings	$43,402	$(49,818)	$16,096

BALANCE SHEETS

	December 30, 2012	December 25, 2011
Non current assets:
Investment in subsidiaries	888,726	845,352

Total assets	$888,726	$845,352

Commitment and contingencies:
Shareholders’ equity	888,726	845,352

Total liabilities and member’s equity	$888,726	$845,352

STATEMENTS OF CASH FLOWS

	Fiscal year ended
	December 30, 2012	December 25, 2011	December 26, 2010
Cash flows from operating activities
Net earnings (loss)	$52,519	$(46,914)	$22,037
Non-cash charges (credits) to net earnings (loss)
Equity in loss (earnings) of investees	(52,519)	46,914	(22,037)

Net cash provided by operating activities	—	—	—

Cash flows from investing activities
Reduction in investment in subsidiaries	878	1,066	91

Net cash provided by investing activities	878	1,066	91

Cash flows from financing activities
Equity contributions	—	558	626
Repurchase of equity	(878)	(1,624)	(1,282)
Collection of notes receivable from officers	—	—	565

Net cash used by financing activities	(878)	(1,066)	(91)

Cash and cash equivalents – beginning of period	—	—	—

Cash and cash equivalents – end of period	$—	$—	$—

See footnotes to consolidated financial statements of Pinnacle Foods Inc.

PINNACLE FOODS INC.

SCHEDULE I – NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE A – BASIS OF PRESENTATION

Pinnacle Foods Inc. (the “Company”) is a holding company whose sole asset is 100% ownership of Peak Finance Holdings LLC (“PFH”). PFH is a holding company whose sole asset is 100% ownership of Pinnacle Foods Finance LLC (“PFF”). In addition, a warrant agreement is in place, whereby Peak Holdings LLC, the Company’s parent, can acquire an additional 94,000 shares (subject to adjustment) of the Company. This warrant agreement will be terminated prior to completion of this offering. As specified in PFF’s debt agreements, there are restrictions on the Company’s ability to obtain funds from its subsidiary through dividends, loans or advances. Accordingly, these condensed financial statements have been prepared on a “parent-only” basis. Under a parent-only presentation, the Company’s investments in its consolidated subsidiaries are presented under the equity method of accounting. The Company has no material contingencies, long-term obligations or guarantees. This parent-only financial statements should be read in conjunction with Pinnacle Foods Inc.’s audited Consolidated Financial Statements included elsewhere herein.